UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.
TABLE OF CONTENTS

Explanatory Note

We are filing this Report on Form 6-K (the “6-K”) to give retroactive effect to changes in our accounting that were adopted in 2013. We are applying these changes retroactively to 2012, 2011 and 2010 in order to enhance the comparability of our financial disclosures for those years with 2013 and subsequent periods in accordance with applicable standards. In this 6-K, we recast our audited financial statements included in our annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2013 (the “2012 Form 20-F”) to reflect the change in International Accounting Standards 19 - Employee Benefits (“IAS 19”) and changes in the balance corresponding to the Customer Relationship, with retrospective effect on the presentation in the Consolidated Balance Sheets and Consolidated Income Statements. IAS 19 requires that for periods beginning on or after January 1, 2013 actuarial gains and losses be immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in 2012 and prior periods (“corridor” method).  In addition, this 6-K recasts disclosure in the 2012 Form 20-F to give retroactive effect to the application of IAS 19 and to reflect other certain reclassifications adopted in 2013 for presentation purposes.

In this 6-K, we have included only such disclosure as was impacted by the revision described above. This 6-K does not, and does not purport to, recast or update the information in any other part of the 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on March 29, 2013. The filing of this 6-K should not be understood to mean that any other statements contained in the 2012 Form 20-F are true and complete as of any date subsequent to March 29, 2013. This 6-K should be read in conjunction with the 2012 Form 20-F and our other filings with the SEC.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

No Changes

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

No Changes

ITEM 3.  KEY INFORMATION

A.           Selected Financial Data

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to our consolidated financial statements and the related notes.

In the F-pages of this 6-K, the audited financial statements for the years 2012, 2011 and 2010 are presented. The audited financial statements for 2009 and 2008 are not included in this document, but they can be found in our previous annual reports on Form 20-F.

Financial information for Banco Real has been consolidated with our consolidated financial statements since August 30, 2008. Our results of operations for the year ended December 31, 2008 are not comparable to our results of operations for the year ended December 31, 2009 because of the consolidation of Banco Real in our consolidated financial statements as from August 30, 2008.

The impact of the change in IAS 19 as of December 31, 2012, 2011 and 2010 is as follows:

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)

Deferred tax assets	1,615	767	275
Other assets	(92)	(74)	-
Assets	1,523	693	275
Provisions for pension funds and similar obligation	3,953	1,843	687
Liabilities	3,953	1,843	687

Stockholders’ equity	106	72	81
Other comprehensive income	(2,524)	(1,222)	(493)
Non-controlling interests	(12)	-	-
Equity	(2,430)	(1,150)	(412)
Net interest income	(91)	(87)	(9)
Provisions (net)	147	72	51
Income taxes	(23)	6	(17)
Consolidated profit for the year	33	(9)	25

The other reclassifications described in the Explanatory Note did not have a material impact on our financial statement.

Income Statement Data in Accordance with IFRS

	Santander Brasil
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Interest and similar income	25,770	52,660	51,736	40,909	39,343	23,768
Interest expense and similar charges	(10,305)	(21,059)	(23,921)	(16,823)	(17,182)	(12,326)
Net interest income	15,465	31,601	27,815	24,086	22,161	11,442
Income from equity instruments	46	94	94	52	30	37
Income from companies accounted for by the equity method	36	73	54	44	295	112
Fee and commission income	4,773	9,754	8,769	7,833	7,148	4,809
Fee and commission expense	(979)	(2,001)	(1,430)	(998)	(910)	(555)
Gains (losses) on financial assets and liabilities (net)	(268)	(548)	(114)	1,458	2,716	(1,286)
Exchange differences (net)	185	378	(121)	417	(51)	1,476
Other operating income (expenses)	(306)	(625)	(379)	(348)	(115)	(60)
Total income	18,952	38,726	34,688	32,544	31,274	15,975
Administrative expenses	(6,770)	(13,834)	(12,834)	(11,813)	(11,516)	(7,425)
Depreciation and amortization	(588)	(1,201)	(1,000)	(655)	(680)	(606)
Provisions (net)(2)	(1,007)	(2,059)	(2,989)	(1,923)	(3,461)	(1,213)
Impairment losses on financial assets (net)(3)	(8,063)	(16,476)	(9,382)	(8,234)	(9,966)	(4,100)
Impairment losses on other assets (net)	(19)	(38)	(39)	(21)	(901)	(77)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	245	501	5	(59)	3,369	7
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	(25)	(52)	447	199	32	9
Operating profit before tax	2,724	5,567	8,896	10,038	8,151	2,570
Income taxes	(36)	(74)	(1,149)	(2,630)	(2,635)	(179)
Net Income	2,688	5,493	7,747	7,408	5,516	2,391
Earnings per share
Basic earnings per 1,000 shares
Common shares (reais)		13.16	18.53	17.73	11.65	15.35
Preferred shares (reais)		14.48	20.38	19.51	12.82	16.88
Common shares (U.S. dollars)(1)		6.44	9.88	10.60	6.69	6.57
Preferred shares (U.S. dollars)(1)		7.08	10.87	11.66	7.36	7.22
Diluted earnings per 1,000 shares
Common shares (reais)		13.15	18.53	17.73	11.65	15.35
Preferred shares (reais)		14.47	20.38	19.51	12.82	16.88
Common shares (U.S. dollars)(1)		6.44	9.88	10.60	6.69	6.57
Preferred shares (U.S. dollars)(1)		7.08	10.87	11.66	7.36	7.22
Dividends and interest on capital per 1,000 shares(4)
Common shares (reais)		6.41	7.61	8.47	4.11	4.26
Preferred shares (reais)		7.05	8.37	9.32	4.52	4.69
Common shares (U.S. dollars)(1)		3.14	4.06	5.08	2.47	2.56
Preferred shares (U.S. dollars)(1)		3.45	4.46	5.59	2.71	2.81
Weighted average shares outstanding (in thousands) – basic
Common shares		212,319,478	212,841,732	212,841,732	183,650,861	104,926,194
Preferred shares		185,727,487	186,202,385	186,202,385	159,856,132	91,168,064

	Santander Brasil
	For the year ended December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$, except as otherwise indicated)(1)	(in millions of R$, except as otherwise indicated)
Weighted average shares outstanding (in thousands) – diluted
Common shares		212,447,333	212,841,732	212,841,732	183,650,861	104,926,194
Preferred shares		185,843,719	186,202,385	186,202,385	159,856,132	91,168,064

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2012, for reais into U.S. dollars of R$2.0435 to U.S.$1.00.

(2)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

(3)	Net provisions to the credit loss allowance less recovery of loans previously written off.

(4)	Includes dividends based on net income and dividends based on reserves.

Balance Sheet Data in Accordance with IFRS

	Santander Brasil
	At December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$)(1)	(in millions of R$)
Assets
Cash and balances with the Brazilian Central Bank	27,176	55,535	65,938	56,800	27,269	23,700
Financial assets held for trading	15,482	31,638	29,901	24,821	20,116	19,986
Other financial assets at fair value through profit or loss(2)	601	1,228	665	17,940	16,295	5,575
Available-for-sale financial assets	21,605	44,149	44,608	47,206	46,406	30,736
Loans and receivables	111,063	226,957	202,757	174,106	152,163	162,725
Hedging derivatives	76	156	81	116	163	106
Non-current assets held for sale	81	166	132	67	172	113
Investments in associates and joint ventures	231	472	422	371	419	634
Tangible assets	2,906	5,938	5,008	4,518	3,702	3,829
Intangible assets	14,324	29,271	29,246	29,960	29,402	28,390
Tax assets	10,520	21,497	17,017	15,117	15,960	12,882
Other assets	2,741	5,601	4,804	3,915	4,087	5,476
Total assets	206,806	422,608	400,579	374,937	316,154	294,152
Liabilities
Financial liabilities held for trading	2,619	5,352	5,047	4,785	4,435	11,210
Other financial liabilities at fair value through profit or loss	-	-	-	-	2	307
Financial liabilities at amortized cost	150,221	306,976	291,452	253,341	203,568	213,973
Deposits from the Brazilian Central Bank and deposits from credit institutions	17,164	35,074	51,527	42,391	21,196	26,510
Customer deposits	92,290	188,595	174,474	167,949	149,440	155,495
Marketable debt securities	26,431	54,012	38,590	20,087	11,439	12,086
Subordinated liabilities	5,833	11,919	10,908	9,695	11,305	9,197
Other financial liabilities	8,503	17,376	15,953	13,218	10,188	10,685
Hedging derivatives	138	282	36	-	10	265
Liabilities for insurance contracts	-	-	-	19,643	15,527	-
Provisions(3)	6,252	12,775	11,358	10,082	9,933	8,821

	Santander Brasil
	At December 31,
	2012	2012	2011	2010	2009	2008
	(in millions of U.S.$)(1)	(in millions of R$)
Tax liabilities	6,745	13,784	11,876	10,530	9,457	6,156
Other liabilities	2,105	4,303	3,928	3,606	4,228	3,527
Total liabilities	168,080	343,472	323,697	301,986	247,160	244,259
Shareholders’ equity	39,110	79,921	77,117	72,653	68,762	49,365
Other Comprehensive Income	(500)	(1,022)	(254)	290	231	523
Non-controlling interests	116	237	19	8	1	5
Total equity	38,726	79,136	76,882	72,951	68,994	49,894
Total liabilities and equity	206,806	422,608	400,579	374,937	316,154	294,152
Average assets	199,727	408,143	394,788	341,956	298,355	163,583
Average interest-bearing liabilities	129,840	265,328	244,453	198,453	184,332	109,455
Average shareholders’ equity	38,114	77,886	75,606	72,495	55,920	23,167

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank at December 31, 2012, for reais into U.S. dollars of R$2.0435 to U.S.$1.00.

(2)
In 2010 and 2009, this item includes investment fund units of guarantors of benefit plans—PGBL/VGBL, in the amount of R$17,426 million and R$14,184 million, respectively, related to the liabilities for insurance contracts held by Santander Brasil Seguros e Previdência S.A., formerly Santander Seguros S.A. (“Santander Seguros”), which were no longer included in the scope of consolidation in 2011, following the sale of Santander Seguros. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operation— Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.”.

(3)	Mainly provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.

Ratios

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
Profitability and performance
Net yield(1)	9.5%	8.6%	8.8%	9.7%	8.6%
Return on average total assets	1.3%	2.0%	2.2%	1.8%	1.5%
Return on average shareholders’ equity	7.1%	10.3%	10.2%	9.9%	10.3%
Adjusted return on average shareholders’ equity(2)	10.8%	16.3%	16.7%	19.6%	16.8%
Capital adequacy
Average shareholders’ equity as a percentage of average total assets	19.1%	19.2%	21.2%	18.7%	14.1%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill(2)	13.3%	13.0%	14.1%	10.4%	9.2%
Basel capital adequacy ratio(3)	20.8%	24.8%	28.4%	33.4%	22.9%
Asset quality
Non-performing assets as a percentage of total loans(4)	7.6%	6.7%	5.8%	7.2%	5.4%
Non-performing assets as a percentage of total assets(4)	3.8%	3.3%	2.5%	3.1%	2.6%
Non-performing assets as a percentage of computable credit risk(4)(5)	6.7%	6.0%	5.1%	6.2%	4.7%
Allowance for credit losses as a percentage of non-performing assets(4)	87.0%	85.0%	98.3%	101.7%	105.8%
Allowance for credit losses as a percentage of total loans	6.6%	5.7%	5.7%	7.2%	5.4%
Net loan charge-offs as a percentage of total loans	7.2%	4.7%	6.2%	6.2%	2.3%
Non-performing assets as a percentage of shareholders’ equity(4)	20.1%	17.0%	12.9%	14.4%	15.7%
Non-performing assets as a percentage of shareholders’ equity excluding goodwill(2)(4)	30.5%	26.2%	21.1%	24.5%	35.4%

Liquidity

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
Total loans, net as a percentage of total funding	67.9%	40,5%	63.0%	66.4%	66.0%
Deposits as a percentage of total funding	77.2%	50.0%	87.6%	88.2%	89.5%

Other Information
Efficiency
Efficiency ratio(6)	35.7%	37.0%	36.3%	36.8%	46.5%

(1)	Net yield is defined as net interest income (including dividends on equity securities) divided by average interest earning assets.

(2)
“Adjusted return on average shareholders’ equity”, “Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill” and “Non-performing assets as a percentage of shareholders’ equity excluding goodwill” are non-GAAP financial measures which adjust “Return on average shareholders’ equity”, “Average shareholders’ equity as a percentage of average total assets” and “Non-performing assets as a percentage of shareholders’ equity”, to exclude the goodwill arising from the acquisition of Banco Real in 2008.

The information below presents the calculation of these non-GAAP financial measures from each of their most directly comparable financial measures.

	At and for the year ended December 31,
	2012	2011	2010	2009
	(in millions of R$, except as otherwise indicated)
Return on average shareholders’ equity:
Consolidated profit for the year	5,493	7,747	7,408	5,516
Average shareholders’ equity	77,886	75,606	72,495	55.920
Return on average shareholders’ equity	7.1%	10.3%	10.2%	9.9%
Adjusted return on average shareholders’ equity:
Consolidated profit for the year	5,493	7,747	7,408	5,516
Average shareholders’ equity	77,886	75,606	72,495	55.920
Average goodwill	27,218	27,975	28,312	27,714
Average shareholders’ equity excluding goodwill	50,668	47,631	44,183	28,206
Adjusted return on average shareholders’ equity	10.8%	16.3%	16.7%	19.6%
Average shareholders’ equity as a percentage of average total assets:
Average shareholders’ equity	77,886	75,606	72,495	55,920
Average total assets	408,143	394,788	341,956	298,355
Average shareholders’ equity as a percentage of average total assets	19.1%	19.2%	21.2%	18.7%
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill:
Average shareholders’ equity	77,886	75,606	72,495	55,920
Average goodwill	27,218	27,975	28,312	27,714
Average shareholders’ equity excluding goodwill	50,668	47,631	44,183	28,206
Average total assets	408,143	394,788	341,956	298,355
Average goodwill	27,218	27,975	28,312	27,714
Average total assets excluding goodwill	380,925	366,813	313,644	270,641
Average shareholders’ equity excluding goodwill as a percentage of average total assets excluding goodwill	13.3%	13.0%	14.1%	10.4%
Non-performing assets as a percentage of shareholders’ equity:
Non-performing assets	16,057	13,073	9,349	9,900
Shareholders’ equity	79,921	77,117	72,653	68,762
Non-performing assets as a percentage of shareholders’ equity	20.1%	17.0%	12.9%	14.4%
Non-performing assets as a percentage of shareholders’ equity excluding goodwill:
Non-performing assets	16,057	13,073	9,349	9,900

	At and for the year ended December 31,
	2012	2011	2010	2009
	(in millions of R$, except as otherwise indicated)
Shareholders’ equity	79,921	77,117	72,653	68,762
Goodwill	27,218	27,218	28,312	28,312
Shareholders’ equity excluding goodwill	52,703	49,899	44,341	40,450
Non-performing assets as a percentage of shareholders’ equity excluding goodwill	30.5%	26.2%	21.1%	24.5%

Our calculation of these non-GAAP measures may differ from the calculation of similarly titled measures used by other companies. We believe that these non-GAAP financial measures provide useful information to investors because the substantial impact of the R$27 billion goodwill arising from the acquisition of Banco Real during the year ended December 31, 2008 masks the significance of other factors affecting shareholders’ equity and the related ratios. In addition, consistent with the guidance provided by the Basel II framework with respect to capital measurement, in all measures used to manage our business, we consider shareholders’ equity excluding goodwill. We believe that exclusion of goodwill from shareholders’ equity, in addition to being consistent with Basel II, reflects the economic substance of our capital because goodwill is not an asset that can absorb cash losses and we do not otherwise take it into account in managing our operations. Accordingly, we believe that the non-GAAP measures presented are useful to investors, because they reflect the economic substance of our capital. The limitation associated with the exclusion of goodwill from shareholders’ equity is that it has the effect of excluding a portion of the total investment in our assets. We compensate for this limitation by also considering shareholders equity including goodwill, as set forth in the above tables.

(3)
Basel capital adequacy ratio as measured pursuant to Brazilian Central Bank rules. Excluding  goodwill the Basel ratio was 17.7% in 2012, 20.2% in 2011, 22.4% in 2010 and 25.9% in 2009. In July 2008, new regulatory capital measurement rules, which implement the Basel II standardized approach, went into effect in Brazil, including a new methodology for credit risk and operational risk measurement, analysis and management.  As a result, our capital adequacy ratios as of any date after July 2008 are not comparable to our capital ratios as of any prior date. In December 2010, the Brazilian Central Bank issued  Circular 3,515 that introduced the rule weight of 150.0% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees.  In November 2011,  Circular 3,515 was revoked and the Brazilian Central Bank issued  Circular 3,563 that required the application of 150.0% ask weight for financing vehicles, risk weight reduction for payroll loans originated up to July 2011 from 150.0% to 75.0% or 100.0%, and raised the risk weight to 300.0% for payroll and personal loans that have no specific purpose and a term over 60 months, originated as from November 14, 2011. Pursuant to Circular 3,644, dated March 4, 2013, Circular 3,515 will no longer produce effects after October 1, 2013 and the 150.0% ask weight shall be applicable to transactions contracted by individuals as follows: (i) non-payroll loans contracted as of December 6, 2010, or renegotiated as of November 11, 2011, which term exceeds thirty six months; (ii) payroll loans contracted or renegotiated as of December 6, 2010, which term exceeds sixty months; (iii) loans for acquisition of vehicles, which term exceeds sixty months; (iv) vehicle leasings, which term exceeds sixty months; and (v) credit for the financing of debt related to credit card, which payment shall be carried out by means of payroll discount and in a term exceeding thirty six months.

(4)
Non-performing assets include all credits past due by more than 90 days and other doubtful credits. For further information see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets”.

(5)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets), guarantees and documentary credits.

(6)
Efficiency ratio is defined as administrative expenses divided by total income. The adjustment, which impacts the line items income tax, gains (losses) on financial assets and liabilities and exchange rate differences, does not affect net profit. Our management believes that the adjusted efficiency ratio provides a more consistent framework for evaluating and conducting business, as a result of excluding from our revenues the effect of the volatility caused by possible gains and losses on our hedging strategies for tax purposes. For example, in 2012, the effects of the devaluation of the real against foreign currency impacted our tax hedging of the investments denominated in dollars generating losses of R$1,437 million recorded under “gains/losses on financial assets and liabilities (net)”, equivalent to 2.8 percentage points variance in the efficiency ratio. In 2011 the impact of tax hedging in dollars was a loss of R$1,646 million and a gain of R$272 million in 2010, which corresponded to a variation in the efficiency ratio of 1.6 percentage points in 2011 and 0.3 percentage points in 2010. Considering the adjusted calculation, which excludes the effect of the hedging of our investments held abroad as well as the variation of the foreign exchange rate of the real against the U.S. dollar, the efficiency ratio was 34.4% in 2012, 35.3% in 2011 and 36.6% in 2010.

The table below presents the reconciliation of our adjusted efficiency ratio to the most directly comparable GAAP financial measures for each of the periods presented.

	At and for the year ended December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except as otherwise indicated)
Efficiency ratio
Administrative expenses	13,834	12,834	11,813	11,516	7,425
Total income	38,727	34,688	32,544	31,274	15,975
of which:
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(170)	(235)	1,875	2,665	190
Efficiency ratio	35.7%	37.0%	36.3%	36.8%	46.5%

Total Income	38,727	34,688	32,544	31,274	15,975
Effects of the tax hedge for investments held abroad	1,437	1,646	(272)	(1,146)	-
Total income excluding effects of the tax hedge for investments held abroad	40,164	36,334	32,272	30,128	15,975

Administrative expenses	13,834	12,834	11,813	11,516	7,425
Total income excluding effects of the tax hedge for investments held abroad	40,164	36,334	32,272	30,128	15,975
of which:
Gains (losses) on financial assets and liabilities (net) excluding effects of the tax hedge for investments held abroad	1,267	1,411	1,603	1,519	190
Efficiency ratio adjusted for effects of investments held abroad tax hedge	34.4%	35.3%	36.6%	38.2%	46.5%

ITEM 4. INFORMATION ON THE COMPANY

B.           Business Overview

Our Competitive Strengths

We believe that our profitability and competitive advantages are the result of our five pillars: (1) nationwide presence with a strong market position in higher income regions of the country; (2) wide range of products targeted to the needs of each client; (3) conservative risk profile; (4) scalable state-of-the-art technology platform; and (5) focus on sustainable growth, both organically and through selective acquisitions.

Relationship with the Santander Group

We believe that being part of the Santander Group offers us a significant competitive advantage over the other banks in our peer group, which are not part of a similar global banking group. The Santander business model provides that each unit has to be self-sufficient in terms of capital and liquidity. However, this relationship allows us to:

•
leverage the Santander Group’s global information systems platform, reducing our technology development costs, providing operational synergies with the Santander Group and enhancing our ability to provide international products and services to our customers;

•	access the Santander Group’s multinational client base;

•
take advantage of the Santander Group’s global presence, in particular in other countries in Latin America, to offer international solutions for our Brazilian corporate customers’ financial needs as they expand their operations globally;

•	selectively replicate or adapt the Santander Group’s successful product offerings from other countries in Brazil;

•
benefit from the Santander Group’s operational expertise in areas such as internal controls and risk management,  practices that have been developed in response to a wide range of market conditions across the world and which we believe will enhance our ability to expand our business within desired risk limits;

•	leverage the Santander Group’s experience with integrations to maximize and accelerate the generation of synergies from any future acquisitions; and

•
benefit from the Santander Group’s management training and development which is composed of a combination of in-house training and development with access to managerial expertise in other Santander Group units outside Brazil.

Strong presence in attractive demographic and geographic areas

We believe we are well positioned to benefit from the growth in our customer base and the relatively low penetration of financial products and services in Brazil. We are focused on increasing our commercial strength in key segments and products, such as small and medium enterprises (or SMEs), card issuers, the acquiring business, mortgages, vehicle financing and insurance. We have strengthened our competitive position in all Brazilian regions, mainly the South and Southeast, areas that accounted for approximately 72% of Brazil’s GDP.

Our strong presence in the South and Southeast regions of Brazil also allows us to reach mid- and high-income customers that provide access to a stable and low cost funding base through a wide variety of funding instruments. Furthermore, our focus on these income classes has increased our profitability, as they have traditionally produced higher volumes and margins. Our presence in these attractive geographic areas, combined with our focus on mid- and high-income customers, allows us to effectively cover a significant portion of Brazil’s economic base.

We believe there is further potential for growth through the use of our existing, redesigned information technology platform by increasing the penetration of financial products and services with our client base, which, as of December 31, 2012, comprised 27.3 million customers and 20.8 million current accounts, according to the Brazilian Central Bank.

Track record of successful integrations

Since 1997, the Santander Group has acquired six banks in Brazil, demonstrating its ability to execute complex acquisitions in this market, integrate the acquired companies into its existing business and improve the acquired companies’ operating performance, most recently with our acquisition of Banco Real. We started the process of the operational, commercial and technological integration of Banco Real immediately following the share exchange transaction (incorporação de ações) in August 2008. We developed a three-year integration plan. Our wholesale banking operations have been fully integrated since the end of 2008. In 2009, we began the integration of the branch networks and electronic distribution channels. In 2010, we concluded the unification of our brand and of customer service in all branches, at all ATMs, in our Internet Banking platform and other customer service channels. In early 2011 we completed the full integration of Banco Real’s operations with the migration of all customer accounts and operations to our new technology platform. Since then, customers benefit from a wide range of products and services. This integration process has always been focused on continually improving the standard of care and level of customer services.

Leading market position

We rank third among private banks in Brazil in terms of assets, with a market share of 7.9%, as of September 30, 2012, according to the Brazilian Central Bank. Among these banks, we believe we hold a top three market position in most of our key product lines as evidenced by our market share in the following selected products and regions.

At November 30, 2012 Market share (%)
Payroll/individual loans	11.3
Individual loans	18.7
Payroll	7.4
Auto leasing/CDC (Autoloans)	16.1
Credit cards	12.9
Branches(1)	12.0
Southeast(1)	16.2
South(1)	9.1

Source: Brazilian Central Bank.

(1) As of December 31, 2012

We believe that our size and market leadership position provide us with exceptional competitive opportunities including the ability to gather market intelligence to support decision-making in determining business opportunities and in meeting our customers’ needs operating as a full-service bank. As a result of our most recent acquisition, we have increased our market share in individual loans, credit cards and branches. In addition, we are a leading wholesale bank in Brazil. Through our unique access to the Santander Group’s global network, we are able to support our large Brazilian corporate customers in the internationalization of their businesses, for example, through trade and acquisition financing, which brings together a loan syndicate that could use several take-out strategies in different markets. As one of the top tiered banks in the country, and in light of the opportunities for leveraging our operating segments, our broad product offering and geographic presence, we believe we are well positioned to gain market share.

State-of-the-art integrated technology platform

We operate a high generation customer-centered technology platform that incorporates the standards and processes, as well as the proven innovations, of both the Santander Group worldwide and Banco Real. The incorporation of a customer relationship management system enables us to deliver products and services targeted to the needs of our customers. Because our IT platform is integrated with that of the Santander Group, we are able to support our customer’s global businesses and benefit from a flexible and scalable platform that will support our growth in the country. This platform has been enriched with a set of customer-focused features inherited from Banco Real, which we believe provides us with a significant competitive advantage.

Our Strategy

Our strategy is based on the following objectives:

•	to be the best bank in service quality, sustained by the operational efficiency of our technological platform;

•	to focus on improving customer services through quality services and infrastructure;

•	to intensify our relationship with customers in order to become the bank of choice of our customers;

•	to increase our commercial strength in key segments/products, such as SMEs, card issuers, the acquiring business, mortgages, vehicle financing and insurance;

•	to take advantage of products and service cross selling opportunities;

•	to continue building and strengthening the Santander brand in Brazil until it becomes one of the top three financial brands; and

•	to maintain our prudent risk management policies and practices.

In Brazil, our business model, which is distinguished for sharing the best global practices of the Santander Group, is based on five main pillars: (1) customer orientation; (2) global franchise; (3) cost efficiency; (4) prudent risk management; and (5) a solid balance sheet.

With a Basel capital adequacy  ratio of 20.8% at December 31, 2012, (excluding goodwill, the BIS ratio was 17.7%), we are the most well-capitalized bank among the largest retail banks in Brazil, with comfortable liquidity and coverage levels, and funding and capital independence from our controlling shareholder. Due to these and other factors, we were considered in May 2012 to be the 11th most solid bank in the world and the first in Brazil by Bloomberg Markets Magazine.

As part of our strategy of becoming the best and most efficient full-service bank in Brazil, we made several improvements, including improving our credit analysis processes, generating more agility and autonomy in our branch networks; simplifying documentation processes, thereby speeding up the response to mortgage loans applications: and expanding access channels to Santander Mobile.

All of these initiatives are aligned with our mission: “To be our customers’ choice for being the simple and safe, efficient and profitable bank that constantly seeks to improve the quality of every service, with a team that enjoys working together to attain everyone’s recognition and trust.” We have achieved positive results from these initiatives, including significant improvement in our position in the Brazilian Central Bank’s complaints rankings, falling from second highest in December 2011 to fifth highest in December 2012.

We also have a strong commitment to sustainability. Our strategy, which is based on three basic pillars: social and financial inclusion, education and management, and social and environmental businesses, gained market recognition in September 2012 when we were named the greenest company in the “Financial Institution” category and were among the 20 companies with the best environmental practices in the “Prêmio Época Empresa Verde” (Época Green Company Awards), sponsored by Editora Globo. Additionally, in October 2012, we were named the greenest company in the world by Newsweek Magazine in the fourth edition of its “Green Rankings: Global Companies” awards.

We believe that we can achieve these goals by employing the following strategies:

Improve operating efficiency by benefiting from integration synergies and implementing best practices

We will continue seeking ways to further improve our operating efficiency and margins. We intend to maintain our investment discipline and direct resources to areas that generate improvements in customer care and areas that increase our revenues. In 2010, our efficiency ratio (administrative expenses divided by total income) was 36.3%, in 2011 it was 37.0% and in 2012 it was 35.7% (adjusting total revenue for the impact of our fiscal tax hedge, the efficiency ratio would be 36.6% in 2010, 35.3% in 2011 and 34.4% in 2012). For a reconciliation of our adjusted efficiency ratio to the nearest GAAP measurement, see “Item 3. Key Information—A. Selected Financial Data—Ratios”.

Expand product offering and distribution channels in Commercial Banking

We intend to further increase our business and operations throughout Brazil, expanding our Commercial Banking services to existing and prospective retail customers. We plan to offer new products and services to existing customers based on each customer’s profile through our numerous distribution channels by leveraging our customer relationship management data base and IT platform. Our efforts related to the offering of new products and the expansion of our reach to other markets will continue to be focused on the correct risk measurement of those opportunities. We also will seek to increase our market share through the offering of innovative banking products and intend to focus on product areas where we believe there is opportunity to increase our presence in the Brazilian market, for example in credit cards and insurance products. Furthermore, we plan to attract current account holders by capturing users of our other financing products, such as automobile financing, insurance or credit cards. We will continue to focus our marketing efforts to enlarge our customer base and increase the number of products used by each client, as well as to increase our share in those products for which clients generally operate with more than one bank. We intend to improve our competitiveness by further strengthening our brand awareness, particularly through marketing.

We intend to improve and expand the distribution channels for our products through our traditional branch network and alternative marketing and direct sales distribution channels such as telemarketing, Internet banking and correspondent banks. We will continue to maximize the synergies and leverage the opportunities between our corporate and retail businesses. For instance, when rendering payroll services to our corporate customers, we can place an onsite service unit at our corporate client’s premises and thereby access its employees as a potential new customer base and achieve the critical mass necessary to open a new branch in that area. We intend to grow our mortgage business as a consequence of the housing deficit in Brazil and the legal reforms supporting mortgage financing.

Capitalize on our strong market position in the wholesale business

We provide multinational corporations present in Brazil and local companies, including those with operations abroad, with a wide variety of financial products, utilizing our worldwide network to serve our customers’ needs with customized solutions. We intend to further focus on our strong worldwide position as a client relationship wholesale bank, in line with the Santander Group’s worldwide strategy for the Global Wholesale Banking segment. We expect to benefit from the Santander Group’s strengthened market position as a key player in the global banking industry and thereby strengthen our existing relationships and build new lasting relationships with new customers, exploring the widest possible range of our product portfolio, particularly higher margin products. In addition, as a leading local player with the support of a major international financial institution, we intend to be a strong supporter of Brazilian corporations as they continue to expand their businesses worldwide. Moreover, we believe that we can use our relationship with large corporate customers to access their suppliers as potential new customers. In addition, we intend to distribute treasury products to smaller companies or individuals through the Santander Global Connect (“SGC”) platform.

Further develop a transparent and sustainable business platform

We believe that our commitment to transparency and sustainability will help us create a business platform to maintain growth in our operations over the long term and that is instrumental to forge business relationships, improve brand recognition and attract talented professionals. In this context, we will maintain a commitment to economic, social and environmental sustainability in our procedures, products, policies and relationships. We will continue building durable and transparent relationships with our customers through understanding their needs and designing our products and services to meet those needs. We will continue to sponsor educational opportunities through Santander Universidades and the Universia portal to foster future potential customer relationships.

Continue growing our insurance product distribution

We intend to continue growing our insurance product distribution business. We expect to increase our presence within the insurance segment by leveraging our strong branch network and client base, in all Brazilian regions, especially in the South and Southeast, to cross-sell insurance products with the goal of maximizing the income generated by each customer, as well as using our strong relationships with small and medium-sized businesses with annual gross revenues of up to R$80 million, or “SMEs”, and large corporations within the country. We intend to continue selling insurance products by means of our traditional distribution channels, such as branches, and also through ATMs, our call center and Internet banking.

Business Overview

Our business consists of three operating segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance.

Commercial Banking

We focus on long-term relationship with our individual and corporate customers (other than global enterprise customers that are serviced by our Global Wholesale Banking segment), seeking to support all of their financial needs through our credit, banking services and financial products. Our business model and segmentation allows us to provide a tailored approach to each client in order to address their specific needs.

We serveclients throughout Brazil,primarilythrough our branch network, which as of December 31, 2012, consisted of 2,407 branches, 1,381 on-site service units (located at our corporate customers’ premises), and 17,793 ATMs.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers, in parallel with our proprietary trading activities. Our wholesale banking business focuses on servicing approximately 750 large local and multinational conglomerates, which we refer to as Global Banking & Markets, or “GB&M” customers. In the year ended December 31, 2012, services to our GB&M customers represented approximately 46% of our operations, in terms of profit before tax. Our wholesale business provides our customers with a wide range of domestic and international services that are specifically tailored to the needs of each client. We offer products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Our customers benefit from the global services provided by the Santander Group’s integrated wholesale banking network and local market expertise. Our proprietary trading desk is under strict risk control oversight and has consistently shown positive results, even under volatile scenarios.

Asset Management and Insurance

According to ANBIMA, Santander Brasil Asset Management DTVM S.A. (“Santander Brasil Asset Management”) is the sixth largest asset management company in Brazil with R$134.9 billion in assets under management. The volume of our Asset Management Business grew 5.1% in 2012, reaching a 6.1% market share  in the Brazilian funds industry. We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s.

We offer different insurance products, including life, personal accident, home, lenders, credit card protection, housing, business, machinery and equipment, as well as private pension plans. After the sale of Santander Seguros in 2011, our business operations are focused exclusively on the distribution of insurance products and pension plans through our commercial branches.

The following chart sets forth our operating segments and their main focus.

Commercial Banking	Global Wholesale Banking	Asset Management and Insurance
•     Retail banking

–     Individuals

–     SMEs (annual gross revenuesup to R$80 million)

•     Corporations with annual gross revenues in excess of R$80 million (other than global corporate clients)

•     Consumer finance
	• Global corporate clients, or GB&M • Treasury	• Asset management • Insurance brokerage

The following table presents the breakdown of our net interest income and profit before tax by operating segment.

	For the year ended December 31,
	2012	2011	2010	2012	2011	2010
	Net interest income			Profit before tax
	(in millions of R$)
Commercial Banking	29,218	24,885	21,292	2,684	5,114	6,388
Global Wholesale Banking	2,287	2,589	2,501	2,537	2,947	2,818
Asset Management and Insurance	96	341	293	346	835	832
Total	31,601	27,815	24,086	5,567	8,896	10,038

Commercial Banking

Our Commercial Banking segment’s activities include products and services for retail customers, enterprises and corporations (other than global corporate clients who are served by our Global Wholesale Banking segment) and our consumer finance business.

Retail Banking

We follow different service models for each customer base in retail banking:

•
High-income customers: Our model includes exclusive branches and differentiated areas in our regular branches and is based on personal relationships with our account managers to provide privacy, priority and special attention to these customers.

•	Mid-income customers: We use a multi-channel service model supported by our account managers. We provide differentiated services to customers we view as upwardly mobile.

•	Low-income customers: Our model is to serve these customers through alternative channels. We provide differentiated services to customers we view as upwardly mobile.

•
SMEs: For small and medium enterprises, our model is centered on their relationship with the account manager while for small-sized enterprises, we rely more on multi-channel distribution. Special platforms are used to offer differentiated services to clients with a high earnings potential.

At December 31, 2012, our retail banking operations had approximately 27.3 million total customers and 20.8 million current account holders.

The range of products and services we offer to our retail customers includes:

•	current accounts, saving accounts and time deposits;

•	loans to individual customers, including consumer finance, personal loans and payroll loans;

•	credit cards;

•	loans to SMEs;

•	agricultural loans;

•	mortgages;

•	leasing;

•	insurance and asset management products;

•	private retirement plans; and

•	cash management services for SMEs.

This wide range of products, added to a complete service portfolio and a personalized treatment, will help us to achieve our goal of high quality and client satisfaction.

Deposit-Taking Activity

We offer our customers a variety of deposit products, such as:

•	current accounts (also referred to as demand deposits), which do not bear interest;

•	traditional savings accounts, with remuneration established according to article 12 of Law 8,177/1991, as amended by Provisional Measure 567/ 2012:

(1)	Deposits on or before May 3, 2012 receive TR (Brazilian reference rate) plus 0.5% per month.

(2)	Deposits on or after May 4, 2012 receive :

a)	if the SELIC rate is greater than 8.5% per year: TR + 0.5% per month;

b)	if the SELIC rate is equal to or less than 8.5% per year: TR + 70% of SELIC per month.

•	time deposits, also known as certificates of bank deposits, or “CDBs” which are highly liquid and earn interest at a fixed or floating rate.

•	real estate credit bonds, which are fixed-income securities backed by real estate credit operations. These have a grace period of 181 or 361 days, and their interest is based on floating rates.

•	financial bills, which are bonds issued by financial institutions in order to raise long-term funds. This product has maturity of 2 years and is illiquid with interest floating rates.

In addition to representing a significant source of stable funding for us, we regard each account holder as a potential customer for the full range of products and services we offer.

Deposits from financial institutions also contribute to our treasury operations, which are represented by Certificates of Interbank Deposit – “CDIs”, and which earn the interbank deposit rate.

The table below presents a breakdown of our deposits by product type at the dates indicated.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)
Customer deposits
Current accounts	13,585	13,561	16,132
Savings accounts	26,857	23,293	30,303
Time deposits	84,586	83,942	68,916
Repurchase Agreements	63,567	53,678	52,598
Total	188,595	174,474	167,949
Deposits from the Brazilian Central Bank and credit institutions
Time deposits	26,077	27,023	28,867
Demand deposits	48	133	344
Repurchase Agreements	8,949	24,371	13,180
Total	35,074	51,527	42,391
Total deposits	223,669	226,001	210,340

Credit Operations

The following table shows a breakdown of our credit portfolio by client category at the dates indicated.

	For the year ended December 31,			Change, at December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Individuals	70,277	63,413	50,981	6,864	10.8
Consumer finance	29,566	30,459	26,969	(893)	(2.9)
Small and Medium Enterprises(1)	40,118	33,538	26,758	6,580	19.6
Corporations(2)	70,780	66,774	55,850	4,005	6.0
Total	210,741	194,184	160,558	16,556	8.5

(1)	Companies with annual gross revenues of up to R$80 million.

(2)	Companies with annual gross revenues exceeding R$80 million, including our global corporate clients.

Retail Lending

We offer our retail lending products to customers through our extensive branch network and on-site service units. See “—Distribution Network”. We divide our customers into separate categories based mainly on their monthly income (for individuals) and annual gross revenues (for businesses). We tailor our products and services to the needs of each customer classification.

We make credit available to our customers through the various loan products listed in the table below. The table sets forth our managerial individual customer loan portfolio at the dates indicated.

	For the year ended December 31,			Change, at December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Leasing/Auto Loans(1)	2,740	2,277	2,471	463	20.3
Credit cards	16,138	14,144	10,760	1,994	14.1
Payroll loans(2)	13,529	12,248	9,600	1,281	10.5
Mortgages	12,321	10,018	6,698	2,303	23.0
Agricultural Loans	2,147	2,492	2,817	(345)	(13.9)
Personal loans/Other	23,402	22,234	18,635	1,168	5.2
Total	70,277	63,413	50,981	6,864	10.8

(1)
Including the loans to individuals in the consumer finance segment, the auto loan portfolio totaled R$28.0 billion at December 31, 2012, R$27.6 billion at December 31, 2011, and R$24.2 billion at December 31, 2010.

(2)	Including the payroll Loan acquired portfolio, payroll loans totaled R$14.8 billion at December 31, 2012, R$15.1 billion at December 31, 2011 and R$13.8 billion at December 31, 2010.

Payroll Loans

Payroll loans are a typical retail product with a differentiated method of payment. Monthly installments are deducted directly from the customer’s payroll by their employer and then credited to the bank. We believe that this significantly reduces the credit risk. Our customers are typically employees from the public sector or state pension holders. No single entity is responsible for more than 10% of our payroll loans. This product represents approximately 32% of the retail credit market in Brazil. We had 7.4% of market share in payroll loans at November 30, 2012, according to the Brazilian Central Bank.

Credit Cards

We participate in the credit card market, issuing cards from the Visa and MasterCard brands to our customers (account and non-account holders). Our revenues from credit cards include administration fees, interest on unpaid balances, annuities and rates charged on cash advances.

The total credit card portfolio in 2012 presented an increase of 14.1% compared to the same period of the previous year, reaching R$16.1 billion. The financed portfolio includes non-performing loans (past due more than 60 days). The credit cards base grew 17.5% compared to previous year, reaching 14.6 million cards, and debit cards totaled 33.8 million in 2012, with an increase of 15.4% from 2011. In 2012, we maintained our focus on the partnerships with Vivo and the Raízen group, both of which were designed to increase our customer base by launching products and offering exclusive advantages in the sectors in which these companies operate.

We launched an exclusive range of opportunities for Santander Brasil Card holders: Santander Esfera, which provides customers daily promotions and special discounts with selected partners. We also established a partnership with the Cinépolis movie theater chain, offering a 50% discount to customers who buy their tickets with our cards. We continue offering our account holders special products designed to suit their different needs. We therefore continued to expand our client base, always seeking to improve client satisfaction.

We implemented the SuperBônus Viagens website, a portal that allows customers to exchange bonus points for tickets, hotel accommodation, cruises, package trips and car rental. In addition, if customers do not have enough points to acquire what they want, they can pay the difference with their Santander Brasil Card. This is another initiative focused on strengthening relations with our customers and making Santander Brasil Cards their first choice.

Merchant Acquiring Market

Throughout 2012, we consolidated our merchant acquiring business, which constitutes a strong advantage for the acquisition of SME clients.

In 2012, we entered into two commercial agreements, one with Sodexo, the world’s leading provider of quality-of-life services, and the other with Embratec, a leading company in the vehicle fleet fueling and maintenance segment. In the Embratec agreement, we placed particular emphasis on its Ecofrotas division.

We will also begin offering Sodexo’s benefit and incentive services, including Refeição Pass (meal vouchers), Alimentação Pass (supermarket vouchers) and Vale Transporte Pass (transport vouchers), as well as Ecofrotas’ light and heavy fleet management service. As a result, Santander’s GetNet POS machines will begin accepting Sodexo cards as of 2013, increasing our market share in the segment of bars, restaurants and supermarkets.

In December 2012, we retained a base of 416,000 merchant establishments and recorded a revenue market share of 4.5%.

Consumer Finance

We provide consumer finance products to deposit and non-deposit account holders through Aymoré Crédito, Financiamento e Investimento S.A., known as Santander Financiamentos, a financing company with expertise in providing consumer credit directly to borrowers or through intermediate agencies.

In December, 2012, we had over 19,500 active dealers, 1,790 sales employees (operators and business managers) and 144 branches throughout Brazil. Our core business, vehicle financing, represents approximately 74% of our consumer finance business. On November 30, 2012, according to the Brazilian Central Bank, we had a market share of 16.1%, in terms of credit portfolio in the Brazilian vehicle finance business. We also finance various products and services, such as computer equipment, building materials, tourism, furniture, hospital and dentistry equipment, and nautical equipment. We focus on offering fast credit approval, and our consumer finance business is supported by our long-standing relationships with important companies such as Renault, Peugeot, Citröen, Hyundai, Dell and CVC.

Mortgages

We offer loans to our customers for the purchase of real estate secured by deeds of trust. In 2005, we were the first bank in Brazil to offer a mortgage product with monthly fixed installments with a maturity of up to 10 years. We are now offering mortgages with a maturity of up to 35 years. We also offer credit lines to corporate customers in the real estate construction industry for the financing of up to 80% of the project construction cost. As of November 30, 2012, we had a 6.6% market share in Brazil in terms of amounts outstanding, according to the Brazilian Central Bank.

In addition, as a result of the acquisition of Banco Real and our strategy of launching innovative products, we believe we have achieved a prominent position among private banks in the housing loan sector. For example, we have used the Santander Group’s expertise in certain products which have been successful in other countries to launch the first mortgage loan offered by a private bank in Brazil with a 35-year maturity. In 2012, total new housing loans, including construction loans, amounted to R$13.4 billion.

On average, the loan-to-value ratio of our housing loans is 54%. We do not offer mortgage loans that do not meet the prime standards, that is, we do not make any loans for more than 80% of the value of the property to be purchased, borrowers must meet certain minimum monthly income levels as evidenced by recent payroll information and tax returns, and payments may not exceed 30% to 35% of borrowers’ monthly income, according their rating. Borrowers must provide satisfactory documentary evidence to confirm their employment or other types of revenue and to otherwise evaluate their credit risk profile.

Corporate Lending (for Customers Served by our Commercial Banking Segment)

We offer a wide range of credit products for our corporate clients, including corporate finance and working capital, leasing and trade finance, as well as deposit taking and other services. Our SME customers are classified as companies with annual gross revenues of up to R$80 million. We have 750 GB&M clients that are part of our overall relationship model. Our corporate clients come from all sectors. Coverage of our SME and corporate clients is provided by our managers, who are allocated according to the client’s location. We rely on managers for client coverage in key regional centers throughout Brazil.

The table sets forth our managerial SME loan portfolio at the dates indicated.

	For the year ended December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	R$ million	%
	(in millions of R$)
Agricultural lending	155	110	122	45	40.9
Working capital loans	19,811	16,486	12,175	3.325	20.2
Buyer financing	30	16	20	14	87.5
Vendor financing	5	7	7	(2)	(28.6)
Discounted receivables	1,174	736	488	438	59.5
Foreign Trade	322	354	250	(32)	(9.0)
Overdraft facility	3,922	3,961	3,678	(39)	(1.0)
Refinancing	3,598	3,195	2,819	403	12.6
Resolution 2,770	10	38	19	(28)	(73.7)
Account overdraft loans	2,737	2,627	2,113	110	4.2
CDC/leasing(1)	2,276	2,257	2,497	19	0.8
Other(2)	6,078	3,751	2,570	2,327	62.0
Total(3)(4)(5)	40,118	33,538	26,758	6,580	19.6

(1)	Does not include Consumer Finance.

(2)	Includes credit cards, mortgage finance products and other products.

(3)	Includes small and medium companies with annual gross revenues up to R$80 million.

(4)	As a result of a segmentation change in the Small and Medium Enterprises and Corporations portfolio, the company carried out a reclassification in the balance of those two segments in 2010 and 2011.

(5)
In 2012, we re-classified our SME and corporate lending portfolios, mainly to improve the management of our operations. Thus, for comparison purpose, the renegotiation portfolio for 2011 and 2010 was also reclassified.

BNDES On-Lending

BNDES credit lines are medium and long-term financing at competitive interest rates. These credit lines are used for the development of investment projects, acquisitions, commercialization of machinery and equipment, exports and working capital. BNDES has partnerships with financial institutions that have branches throughout the country to facilitate the distribution of credit, which enables access to BNDES’s resources.

We provide these transactions by acting as an Accredited Financial Institution, transferring resources from BNDES to customers, according to the rules and credit limits previously set.

BNDES resources come from the Social Integration Program (Programa de Integração Social), or PIS/PASEP, the Worker Aid Fund (Fundo de Amparo ao Trabalhador - FAT), the National Treasury and others. These resources are devoted to finance the economic growth of the country by financing expansion projects, modernization and infrastructure adequacy, including the acquisition of machines, equipment and heavy vehicles. These financings are generally granted at attractive interest rates and with a maturity date of up to ten years, exceeding the available maturity for most other transactions in Brazil.

By financing loans with BNDES resources, we do not assume interest rate risk. We do, however, take the borrowers’ credit risk and therefore the same credit analysis criteria used for other loans is applied to BNDES loans. This product is offered to all segments, including Global Banking & Markets.

Agricultural Lending

We offer three different lines of credit for agribusiness:

•
“Rural Credit” and “CPR” (Rural Product Note), are products mainly used to fund working capital. The CPR is an advance sale of future agricultural production, resulting in a futures contract. We are the leading private bank to offer these products providing credit based on futures revenues, which may be used to provide funds to purchase inputs and to cover storage costs and cost of sales. The loans are usually secured by mortgages on crops and equipment.

•
We act as an agent to lend funds provided by BNDES loans through government agricultural programs to finance the purchase of machinery and equipment, fixed assets and permanent crops, such as sugarcane fields, orange orchards and coffee plantations. The BNDES loans also enable us to offer financing on investments aimed at reducing emissions of greenhouse gases from agricultural activities (low carbon agriculture) and stimulating agricultural production in a sustainable and environmentally friendly way.

We also offer our customers agribusiness services and other related products, such as funds for working capital, overdraft protection, asset management, leasing arrangements and insurance.

As determined by the Brazilian Central Bank, Brazilian banks can use the funding of compulsory deposits at a fixed rate of 5.5% per year to fund agribusiness. Brazilian Central Bank regulations require banks to apply at least 34.0% of short term deposits to finance agribusiness. Financial institutions that do not meet this minimum percentage must transfer these resources to an unpaid account at the Brazilian Central Bank or, alternatively, trade it with another financial institution that will be responsible for its implementation.

Account Overdraft Loans

Account overdraft loans (cheque especial) are made available to checking accounts under a rotating overdraft facility, subject to approval of a limit for each customer based on credit analysis. It is an unsecured product and, therefore, carries higher charges than other loan operations.

Our overdraft product has an important advantage since it allows our customer to use the loan limit for up to ten days per month without interest. This feature has contributed to the consistent growth of our overdraft credit portfolio and has contributed to a strong market share in this product offering.

Leasing

We provide leasing for motor vehicles (including cars and vans), machinery, equipment and other items for personal and business-related use. Our total leasing portfolio at December 31, 2012, totaled R$4.2 billion, comprised of R$3.3 billion in motor vehicles and R$0.9 billion in machinery, equipment and other items for personal and business-related use. Lease applications are subject to the same approval process as other individual or corporate credit operations, with initial analysis undertaken at the branch that originates the transaction. If the customer is a corporate customer, a successful application is sent to the Credit Risk Department for further review. Lease terms are typically for a period of between two and five years.

Private Banking

The private banking business serves a select group of clients with a minimum of R$3.0 million in assets available for investment. We aim to understand our clients’ short- and long-term objectives, needs and risk tolerance. Our relationship managers work to develop an ongoing partnership offering the most compatible solutions for each client profile. The private banking business offers its clients a comprehensive range of financial products, banking services, tax planning and advisory services that provide recommendations on investments and asset allocation.

In 2012, we opened two new private banking offices in Campinas and Porto Alegre. Like our current offices in São Paulo, Belo Horizonte, Rio de Janeiro and Curitiba, these offices allow customers to perform all banking transactions in a private environment. As of December 31, 2012, our private banking business had approximately 8,700 private banking accounts and managed approximately R$47.2 billion in assets.

Global Wholesale Banking

We are a leading wholesale bank in Brazil and offer financial services and sophisticated and structured solutions to our customers. In 2012, our strategy was based on the following pillars: (1) sustainable growth, through the diversification of revenues, assets coverage via focus on deposits, expense control and maintenance and improvement in the efficiency ratio, (2) cross selling, through the distribution of GB&M products to all our customers, collaborating with the generation of results in other segments, as well as investments in our technological platform, (3) client focus, through our emphasis on businesses with customers classified as Tier II and III and seeking for the top of mind of wholesale clients by strengthening our relationships with them.

Our wholesale banking business focuses on Global Banking & Markets customers, approximately 750 large Brazilian companies and multinational conglomerates, including the largest companies in Brazil. We also serve multinational subsidiaries of our global clients. Our clients in this business span a range of industries, including energy and resources, telecommunications, construction, infrastructure, agriculture, retail, aviation, industrial

(including automobile manufacturers), financial and service sectors. Coverage of these clients is allocated by industry.

Our wholesale banking customers benefit from the global structure of services provided by the Santander Group with its worldwide integrated wholesale banking network, global services solutions and local market expertise. The Santander Group has a global account management structure with presence in Europe, the United States, Latin America and Asia. This structure allows services to be provided in an integrated fashion. Our wholesale business provides our customers with a wide range of domestic and international services, and seeks to provide solutions specifically tailored to the needs of each customer. The Global Wholesale Banking segment’s products and services are available not only to our GB&M clients, but also to Corporate, SME customers, Private Banking and Retail clients.

The main products and services we provide are:

•
Global Transaction Banking, which includes cash management, local loans and bank guarantees, trade finance, global custody and securities services and guarantees (both trade and non-trade) and trade services;

•
Credit Markets, which includes origination units, distribution of structured credit and debt products, debt capital markets, project finance, acquisition finance, syndicated loans and asset and capital structuring;

•	Corporate Finance, which includes mergers and acquisitions and equity capital markets;

•	Equities, which includes exchange traded derivatives, cash equities and equity research;

•	Rates, which offer our customers treasury products such as foreign exchange transactions, derivatives, (including equity derivatives), investments and other financial and structured products;

•	Market Making, which is responsible for the pricing of client deals originated by the sales force from our corporate, institutional, private banking and retail operations; and

•	Proprietary Trading, which is responsible for the management of our proprietary books and the establishment of a relevant presence as a leading liquidity provider across all local markets.

Global Transaction Banking

Our Global Transaction Banking area is focused on meeting clients’ needs for local and global commercial banking solutions, which include local loans, bank guarantees, trade finance and cash management. Santander Group segregates these businesses from its corporate and investment banking operations as part of its global worldwide strategy to address the needs of our clients in the globalization of the business environment.

Trade Finance – We have a strong market position in transactions related to cross-border financing and guarantees (both trade and non-trade related) and trade services. Our specialist team provides a full range of products and services (including trade finance, trade services, export credit agency finance), particularly those related to import and export activities. Our performance was recognized for the fifth consecutive year, as “The Best International Bank in Trade Finance in Brazil” by Trade Finance Magazine, through a client survey in July 2012.

Cash Management - We have a comprehensive portfolio of cash management solutions, both local and global. We offer clients the opportunity to significantly improve their management of domestic flows so as to gain access to local clearing services and process transactions quickly and effectively. The local cash management product range comprises integrated and customized solutions for payments, receivables, tax and payroll services. Designed to be compatible with leading enterprise resource planning, or ERP software packages, our clients use corporate internet banking, to manage all payments and receivable flows. As a global bank, we offer a wide range of global solutions for clients with a centralized treasury, providing international cash management services such as payments, statements offshore account structures and liquidity management, all through global electronic channels (internet and host-to-host), providing full control  anywhere in the world. Loans, Financing and Local Guarantees - Our team works in the development and management of products that meet customer demands for credit and working capital lines, financing of receivables and local guarantees (bank guarantees). We believe that we are the benchmark for the market in which we operate, in terms of our product quality and delivery. We have a sales team specializing in our product portfolio and focused on serving our customers. This team focuses on developing tailored solutions to the financial needs of our customers, with the aim of adding greater value to their businesses and building long-term, sustainable partnerships.

Global Custody & Securities Services - We offer specialized services for foreign and local institutional investors, such as global custodians, investment banks, pension funds, insurance companies, broker dealers, asset managers, private equity firms, as well as corporations. Our product portfolio includes custody, controllership and fund administration for traditional funds (equity, fixed income, hedge funds), trade receivables funds (FIDC), private equity funds (FIPs), as well as local representation for foreign investors (“2,689 accounts”), securities lending, registrar services for listed companies and escrow account management.

Correspondent Banking - Our international correspondent banking operations include trade financing and funding from correspondent banks. Our trade financing activities consist of import and export financing. Import financing generally involves a loan or a letter of credit in the relevant foreign currency of the commercial transaction. Export financing generally involves pre-export financing and consists of an advance to an exporter in foreign currency. Both export and import financings are extended in U.S. dollars or the relevant foreign currency of the commercial transaction.

Credit Markets

Credit Markets is responsible for project financing and advising, debt capital markets, acquisition financing and loan syndications.

Project Financing and Advising - Our strategy in this area has been developed since 2004 and through excellence in execution, has propelled us to the leadership position in the official ANBIMA rankings from 2008 through 2011. The infrastructure sector in Brazil and the associated financing requirements have maintained a healthy growth rate in the recent past and are expected to increase at a similar pace in the coming years. According to BNDES, an estimated R$597 billion in investments in national industry are expected between 2012 and 2015. The main contributor is the oil and gas sector, including extraction and refining, which is expected to account for R$354 billion in new investments. Moreover, we expect relevant growth in investment for transportation projects, including airports, highways, ports, railways and various modes of urban transportation. BNDES is expected to continue as the main source of long term financing for infrastructure projects, as it increased disbursements by 16.0% in 2012, and estimates an additional 26.0% increase in 2013. In addition, we expect almost exponential growth of complementary sources of financing through project bonds. We believe that governmental incentives aligned with BNDES’ new operational policies, and a favorable macroeconomic perspective, will support this market throughout the coming years. BNDES estimates that approximately R$10 billion in project bonds could be issued in 2013 alone. The successful partnership between our project finance and debt capital market areas has positioned us as a leader in the Brazilian project bond arena since 2010. Given our continued strategy, we are well positioned to maintain this leadership position over the coming years.

Our project finance area has advised and structured some of the most important projects in recent years in various sectors such as energy generation and transmission, transportation and oil and gas. This area is distinctively positioned to lead and participate in the advising, structuring and financing of infrastructure projects in the coming years, including in sectors with low levels of penetration such as water and waste and those structured as public private partnerships as normally seen in the areas of urban transportation, health and education. We are among the main project lenders in the world and one of the leaders in the Brazilian market, as evidenced by ANBIMA’s ranking regarding advising over the past four years. Additionally, in 2011 we received the following awards: “Best Infrastructure Bank” by Latin Finance and “Best Infrastructure Bank in Latin America” by Project Finance International (“PFI”), in addition to three other awards for “Deal of the Year” awards: (i) Embraport: “PFI Americas Transport Deal of the Year”, “Euromoney - Project Finance Magazine: Latin America Transport Deal of the Year”, and “Marine Money: Project Financing Deal of the Year”; (ii) OSX II: “PFI Americas Oil & Gas Deal of the Year”, and “Euromoney - Project Finance Magazine: Latin America Oil & Gas Deal of the Year”; and (iii) Carolina Marine: “Marine Money: Project Financing Deal of the Year”. Finally, we were ranked in first place by Dealogic “Latin American Project Finance Loan 2011”, which takes into account project finance deals in all sectors for all countries in Latin America.

Capital Markets (Debt) - We played an important role in both local and international debt capital markets for Brazilian issuers.  In the local market, we are one of the leading banks in fixed income issuances.  In 2012, one of the main transactions on which we acted as Lead Manager was the debenture issuance by Andrade Gutierrez Participações S.A., a R$639.4 million deal, with an issuance structure through a holding company with a guarantee from an operational company. Furthermore, we were bookrunners on (1) Companhia de Telecomunicações do Brasil Central’s R$294.0 million debenture, (2) Minas Gerais Participações S.A.’s R$316 million debenture, (3) BR Properties S.A.’s R$400 million debenture and similar deals, JSL S.A., Autometal S.A., Sulamérica S.A. and Iguatemi Empresa de Shopping Centers S.A.. We were also involved in two financial bill issuances from Companhia de Crédito, Financiamento e Investimento RCI Brasil, a R$200 million (2nd Series) and R$300 million (3rd Series) deal, Banco Pine S.A. financial bill issuance (R$200.1 million deal), Banco PSA Finance Brasil S.A. financial bills issuance, Banco Volkswagen S.A. financial bill issuance and securitizations of receivable for companies in the petrochemical industry and for Monsanto do Brasil LTDA.. In the international debt capital markets in 2012, we maintained a leading position in the overall Brazilian bond ranking, including corporate, financials and sovereign.  We have lead major deals among Brazilian issuers, such as Petrobras Brasileiro S.A. – Petrobras’ U.S.$7.0 billion deal, which was awarded LatinFinance’s  “LATAM Quasi Sovereign Bond of the Year”, and Petrobras’ €2 billion and £400 million issuances, as well as, transactions for Banco Santander (Brasil) S.A. for US$ 800million and US$550 million, in February and September, respectively.  We have also participated in important deals for companies including Banco Itaú Unibanco Holding S.A., Vale S.A., Construtora Norberto Odebrecht S.A., Banco Santander (Brasil) S.A., BRF – BR Foods S.A., Braskem S.A., Banco ABC Brasil S.A., besides  the JBS USA Ltd, bond executed as a local transaction in the U.S. Debt Capital Markets.

Syndicated Loans and Acquisition Finance - We are one of the leading banks in the syndicated loans market in Latin America, acting both in cross-border and local transactions. We are recognized in the acquisition finance market for structuring transactions tailored to the needs of each customer. In 2012, we executed various important transactions, including: (1) U.S.$ 500 million syndicated revolving credit facility – dual currency for BR Foods; (2) R$1.2 billion syndicated revolving credit facility for Embraer S.A. (3) joint lead arranger and bookrunner for the R$1.5 billion debentures issuance by Atlantia Bertin Concessões S.A.; (4) R$1.5 billion syndicated revolving credit facility for OI S.A.; (5) R$900 million acquisition finance for the purchase of Atento by BC BrasilCo Participações; (6) R$450 million acquisition finance for the purchase of Nordeste Segurança by Prosegur; (7) R$223 million acquisition finance for the purchase of telecommunication towers by São Paulo SPE Locação de Torres Ltda; (8) R$250 million acquisition finance for the purchase of telecommunication towers by the investment fund GP Investimentos.

Credit Sales & Trading - Our Credit Sales & Trading team acts as our credit distribution arm, responsible for the pricing and placement with investors of transactions originated by Credit Markets. Credit Sales & Trading operates in two areas, the syndication of project finance and other structured loans amongst banks and the pricing and distribution of fixed income instruments (such as bonds, promissory notes, mortgage backed securities, asset backed Securities, etc.) with institutional investors. In addition to primary placement efforts, the team works actively in the secondary market through the negotiation of loans and fixed-income bonds. In the case of fixed income, we fulfill an important role in the development of the secondary market by managing a trading book and acting as market maker for some of our issues.

Asset and Capital Structuring - This area is responsible for the development of structures for financing based on assets, business promotion and optimization of capital investments. The principal activities involve asset structuring, seed investment and carbon finance.

Corporate Finance

Our corporate finance activities include mergers and acquisitions and equity capital markets.

Mergers and Acquisitions - Our corporate finance services are focused on developing customized solutions for customers in the mergers and acquisitions area. The transactions carried out by our mergers and acquisitions team include advisory services on acquisitions, sales, mergers and restructurings in a range of sectors, such as construction, agriculture, retail, telecommunications, energy, metals and minerals and financial services.

In 2012, we acted as financial advisor in several important transactions, including the acquisition of 100% of Atento by Bain Capital; the acquisition of 100% of Shopping Bonsucesso by General Shopping Brasil S/A; the execution of the valuation report in connection with the public offer to delist CCDI-Camargo Correa Desenvolvimento Imobiliário S.A.; the acquisition of 100% of Vitopel by Vision Capital; the sale of 100% of UNICID - Universidade Cidade de São Paulo to Universidade Cruzeiro do Sul and the advisory to the Board of Directors of Cimpor in connection with the offer made by Intercement (Camargo Corrêa).

According to Bloomberg, on December 31, 2012, we were ranked tenth in financial advisory services in terms of volume of merger and acquisition transactions in Brazil, with approximately U.S.$10.6 billion in 13 announced transactions.

Equity Capital Markets (ECM) - Our ECM team participated as bookrunner in numerous offerings in Brazil in recent years. In 2012, we ranked fourth in equity issuances in Latin America and eighth in Brazil according to Bloomberg, based on volume. In 2012, we acted as joint bookrunner in the initial public offering (“IPO”) of Unicasa

Indústria de Móveis S.A., and in the follow-on offerings of Fibria Celulose S.A., TAESA - Transmissora Aliança de Energia Elétrica S.A. and Marfrig Alimentos S.A. Also in 2012, we acted as co-manager in the IPO of quotas of the ETF ICO2, as joint bookrunner in the follow-on offering of quotas of the FII BTG Pactual Corporate Office Fund and as lead bookrunner in the IPO of quotas of the FII – Santander Agências.

Equity Investments - This area is responsible for our proprietary private equity investments in companies with strong growth potential and high quality management that are part of our client base or have the potential to be our clients. Equity Investments’ primary purpose is to identify, analyze and structure investment opportunities, generating attractive returns and offering alternative financial and strategic support to our clients.

Since its inception in 2008, Equity Investments has already invested or committed R$1.1 billion in several sectors. In 2012, Equity Investments invested R$261 million and generated proceeds of R$139 million, resulting mainly from dividends and divestments.

Equities, Global Banking & Markets

Exchange Traded Derivatives - We provide full services of execution and settlement of futures and options. We help companies and financial institutions in futures trading in Brazil or elsewhere in the world. Through our fully integrated platform, we provide execution and settlement services globally. Specialists help clients achieve their business objectives when trading listed derivatives. Our clients are able to trade through solutions of direct market access (DMA) or by third party providers of forwarding orders. During 2012, we established a government bonds desk to fulfill our institutional clients’ needs in negotiating fixed income securities. We also have a structure dedicated to provide our customers with customized solutions that meet their specific needs.

Cash Equities - We provide cash equities services to foreign and local investors and institutions mainly through our brokerage house, Santander Corretora. Our cash equities sales trading team is recognized within the industry for its quality of execution, the strength of its relationship with clients and the quality of its research on the Brazilian and Latin American markets. Our brokerage serves individual investors who trade in BM&FBOVESPA, providing differentiated services through specialized managers. Through our “salas de ações” (broker offices), installed in 100 branches of Santander Brasil, investors can manage their portfolios online, with access to information about the historical prices and the latest industry and company analyst reports, including those prepared by our analysts and customized to the needs of our customers. We also offer settlement services, securities trading and direct market access (DMA).

Equity Research - At the end of 2012, our equity research team covered 117 Brazilian companies in 16 different sectors, most of the BM&FBOVESPA Index (Ibovespa). Our team is part of Santander’s Latin America equity research team. Such research services include the publication of research reports, annual conferences (a Latin America Conference in Mexico, usually held in January, and the Brazil Conference, usually held in August), sector events (hosting the main opinion leaders of the sectors we cover), deal and non-deal road shows with analysts and issuers and investor trips to the region (to visit specific companies, provided for a small group of institutional investors). According to the 2012 survey of the Institutional Investor magazine for the best Latin American and Brazilian equity research teams, our teams were ranked fifth and sixth in the Brazil and Latin American all-research teams, respectively.

Rates

Our Rates business is responsible for offering treasury products, foreign exchange, derivatives (including equity derivatives) and deposits to all of our clients: corporate clients in large, middle and small enterprises, institutional investors and individuals. Rates has designated sales teams for our corporate and institutional clients that are made up of exclusive and dedicated teams, allowing us to focus on specific needs of each client segment.

As part of the Rates group, we maintain structuring and product management teams that work to maintain updated products and create innovative solutions for our clients, on top of the maintenance of suitability procedures for derivatives operations according to client profile, establishing good sales practices and transparency in our clients’ relationship.

The Santander Group’s global relations, with a strong presence in Europe and Latin America, allow us to offer a wide variety of products to our local clients that have a presence in international markets or that are engaged in offshore expansion.

Market Making

The market making area is responsible for the pricing of client deals originated by the sales forces from our corporate, institutional, private banking and retail operations. Risks coming from those deals are covered in the market, through dynamic portfolio hedging activity managed by a specialized and dedicated team.

Our capabilities in market-making activities allow us to offer a broad variety of products and structures to our clients, as well as create synergies with the sales force and a better knowledge of our local and international clients’ needs. These aspects have led to a significant presence on rates products, more competitive prices for our clients and sustainable results for the organization.

The market making desk must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments.

Proprietary Trading

The proprietary trading area is responsible for the management of our proprietary books and the establishment of a relevant presence as a liquidity provider across all local markets. We seek recurrent results for each single book, based on diversification and capital preservation.

The decision-making process is based on fundamental aspects of each market, supported by technical views. The strict observance of these principles has allowed this activity to present sustainable results for us.

The proprietary trading desks must comply with risk control policies established by our senior management and also with those applied worldwide by the Santander Group. All positions and processes are strictly monitored and controlled by specialized market and operational risk teams and finance and compliance departments. Proper risks management for each financial market area and sustainable initiatives, such as social, environmental and corporate governance criteria are also part of our proprietary trading activity.

Asset Management and Insurance

Asset Management

The volume of assets under management increased 5.1% in 2012, reaching a 6.1% market share in the Brazilian funds industry, according to ANBIMA. We have the  sixth largest asset management company in Brazil.

We manage 699 investment funds and in 2012 we reached 886,000 shareholders. We believe our rigorous governance, disciplined investment management process, wide range of product offerings and prudent risk management contributed to the investment grade ratings assigned to our asset management business by the rating agencies Standard & Poor’s and Moody’s, with ratings of AMP-1 and MQ-1, respectively.

Our main strategy has been offering innovative products to our clients. Our  Asset Management business maintained its leadership in guaranteed funds with different asset classes with a market share of 47%. In 2012, we launched two fixed income funds in the retail banking sector (“Santander FIC FI Inflação Renda Fixa” and “Santander FIC FI Pré Renda Fixa”) with combined net inflows of approximately R$150 million. During that period there were significant inflows in inflation-linked funds, interest rate-linked funds and private credit “Vintage” and “Vintage II”, with AUM of about R$800 million in private credit. Santander Asset increased  efforts in offering their equity funds, which had a very strong performance in 2012.

Capitalization Companies

Capitalization products are similar to deposit certificates, except that, along with purchasing a product that receives a return on principal, the client has a chance of receiving cash prizes during the term of the product based on random drawings.

Our transactions are carried out through Santander Capitalização S.A. and are focused on bancassurance products.

Insurance Brokerage Services

We look to provide our customers with streamlined and customized products focused on the retail segment. We operate exclusively with insurance products offered by the joint venture that was formed in connection with the sale of Santander Seguros, particularly in our insurance and private pension plan portfolio. We also sell automobile insurance policies from the major providers in Brazil.

Distribution Network

Our distribution network provides integrated financial services and products to our customers through a variety of channels, including branches and on-site service units (postos de atendimento bancário or “PABs”) and complementary distribution channels such as ATMs, call centers and other alternative direct sales distribution channels like Internet banking. These distribution channels are concentrated in the South and Southeast, Brazil’s wealthiest regions measured in terms of GDP per capita (representing approximately 72% of Brazil’s GDP in 2010).

The following table presents our principal outlets at December 31, 2012.

At December 31, 2012
Branches	2,407
PABs (on-site service units)	1,381
ATMs	17,793

Branch Network

Our branch network offers all of our products and services to our customers.

The table below shows the number of our branches across Brazil’s regions at the dates indicated.

	At December 31,			Change, At December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	96	93	86	3	3
Northeast	198	196	183	2	1
North	37	36	31	1	3
Southeast	1,745	1,707	1,606	38	2
South	331	323	295	8	2
Total(1)	2,407	2,355	2,201	52	2

(1)	Physical location.

The following map shows the geographic distribution of our branch network, each region’s share of 2009 GDP and our market share, according to the Brazilian Central Bank. Market share is calculated by dividing the number of our branches in the region by the number of branches for all principal banks in such region at December 31, 2012.

Source for GDP: IBGE 2010

PABs - On-Site Service Units

We offer daily banking services to our SME and other corporate customers and their employees through our on-site service units located on their premises as well as in hospitals and universities. Our on-site service units are generally the exclusive point of sale at the premises. We believe that our on-site service units strengthen our relationships with our clients and builds customer loyalty with those individuals who benefit from the convenience of conducting their banking transactions at their workplace.

The table below shows the number of our on-site service units across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	95	98	100	(3)	(3)
Northeast	122	130	159	(8)	(6)
North	51	53	59	(2)	(4)
Southeast	955	970	1,001	(15)	(2)
South	158	169	176	(11)	(7)
Total	1,381	1,420	1,495	(39)	(3)

Complementary Distribution Channels

We also distribute our products and services through complementary distribution channels, which we believe contribute significantly to increase product sales and banking transactions. These channels consist of ATMs, Internet banking, mobile banking services and call centers. These distribution channels provide significant amount of information to our customers and also improve direct sales. Because of their lower cost and large attendance capacity, we believe that complementary distribution channels are an important way to have more effective relationships with the customer base.

ATMs

We operate an extensive network of 17,793 ATMs, including those located in our branches and on-site service units. In addition, our customers have access to the “Banco 24 Horas” network which has more than 12,000 ATMs and the “Rede Compartilhada Banco 24 Horas” network which operates more than 11,000 ATMs for over 40 participating banks located throughout Brazil. Through these networks our customers may access their accounts and conduct banking transactions (typically paying a per-transaction fee).

The following table shows the number of our ATM machines across Brazil’s regions at the dates indicated.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Central West	755	759	746	(4)	(0.5)
Northeast	1,685	1,666	1,683	19	1.1
North	391	393	398	(2)	(0.5)
Southeast	12,815	13,406	13,407	(591)	(4.4)
South	2,147	2,195	2,078	(48)	(2.2)
Total	17,793	18,419	18,312	(626)	(3.4)

Call Centers

Our call centers can be used by customers to make inquiries, execute payment transactions or apply for products and services, such as personal loans. A portion of our call center personnel is dedicated to contacting current account holders to offer them additional products and services. Our call centers also have a retention unit that handles customer requests for the cancellation of products or services.

The following table presents summarized operating statistics for our call centers.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Number of individual customers (in thousands)	2,452	2,525	2,436	(73)	(2.9)
PAS(1)	3,563	3,631	4,150	(68)	(1.9)
Headcount	5,705	6,588	6,882	(883)	(13.4)
Percentage of using customers per month	28%	27%	29%	-	-

(1)	Work stations set up for call center activities.

Internet Banking

We view Internet banking as a key instrument for offering additional products to our customers. Individuals and SMEs can also access their accounts through the Internet to conduct banking transactions at their convenience, such as obtaining account information, financial transfers, contracting loans and making payments. The following table presents summarized operating statistics for our Internet banking.

	At December 31,			Change, December 31, 2012 vs. December 31, 2011
	2012	2011	2010	Change	%
Number of individual customers (in thousands)	2,588	2,448	2,025	140	5.7
Percentage of using customers	29%	28%	23%	-	-

Funding

Since we are primarily a commercial bank, customer deposits are our main source of funding. These deposits, combined with capital and other instruments, enable us to cover our liquidity needs and legal reserve requirements. As of December 31, 2012, customer deposits amounted to R$188.6 billion, representing 65.1% of total funding, which amounted to R$289.6 billion.

The following table presents a break-down of our funding for each period presented:

	As of December 31,
	2012	%	2011	%
	(R$ millions, except percentage)
Customer deposits	188,595	65.1	174,474	63.3
Current accounts	13,585	4.7	13,561	4.9
Savings accounts	26,857	9.3	23,293	8.5
Time deposits.....	84,586	29.2	83,942	30.5
Repurchase agreements........	63,567	21.9	53,678	19.5
Deposits from the Brazilian Central Bank and credit institutions........	35,074	12.1	51,527	18.7
Time deposits....	26,077	9.0	27,023	9.8
Demand deposits.	48	0.0	133	0.0
Repurchase agreements.......	8,949	3.1	24,371	8.8
Total Deposits	223,669	77.2	226,001	82.0
Marketable debt securities..	54,012	18.7	38,590	14.0
Subordinated debt..	11,919	4.1	10,908	4.0
Total Funding..	289,600	100.0	275,499	100.0

Other sources of funding include Marketable Debt Securities and Subordinated Debt

As of December 31, 2012, we had R$54.0 billion in funds from the issuance of marketable debt securities, including: (1) R$2.0 billion in agribusiness credit notes (Letra de Crédito do Agronegócio), which are credit notes that are freely negotiable and represent an unconditional promise of payment in cash, issued exclusively by financial institutions and related to credit rights originated from transactions conducted between rural producers and their cooperatives and agents of the agribusiness production chain; (2) R$11.3 billion in real estate credit notes—LCI related to credit rights originating from real estate transactions; (3) R$13.2 billion in bonds (under our Medium Term Notes Program—MTN) and other securities; (4) R$25.3 billion in financial bills (Letras Financeiras); and (5) R$2.2 billion (under our diversified Payment Rights Program—DPR) in securitization notes.

Our subordinated debt included R$11.9 billion of certificates of deposit issued by us in the local market in various issuances at average interest rates indexed to CDI or consumer price index (Índice de Preços ao Consumidor - IPCA), as of December 31, 2012.

For further discussion of our funding, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Liquidity and Funding”.

Technology and Infrastructure

In order to serve our customers effectively, improve our profitability and grow our business, we continuously invest in new technology and renewal of equipment and infrastructure. We believe that proper management of technology is key to the efficient management of our business. Our technology platform focuses on our customers and supports our business model. We operate a modern global technology platform that is interconnected with the platform of the Santander Group, which allows us to serve our customers on a global scale, under a platform that is uniquely customer-centered. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Information Technology Platform”.

Our operations and information technology organization are focused on our objective of being the preferred bank of our clients within three years. To reach this objective, we have the following strategic priorities:

•	consolidation of our operational base;

•	leverage our full range of products and services in all business segments;

•	strategic repositioning in markets of interest with favorable growth prospects;

•	improve our strategic positioning and relationships with clients in other markets; and

•	increase our brand value.

The infrastructure environment can be divided into five groups:

•
Data Centers. We currently have data centers in two locations. Our security environment entails an authentication and authorization system based on mainframe infrastructure, a secure internal network protected by a complex set of firewalls, continuous monitoring of incoming traffic and protection of work stations with anti-virus software. We have finished the construction of our technology, research and data processing facility in the city of Campinas, in the State of São Paulo, which is currently undergoing commissioning tests before control is transferred to Produban.  The first data center at this facility is due to be delivered on May 15, 2013.

•	Data Communications. Our data communications infrastructure has been upgraded to provide for faster broadband speeds at all of our branches.

•	Call Centers. In addition to customer service, our call centers perform client recovery and sales activities.

•	Branches/ATMs. In 2012, we reached 2,407 branches, an increase of 52 branches when compared to 2011, and replaced 3,685 ATMs, or approximately 20.0% of our machines.

•	End-user systems. We maintained the end-user systems, with the goal of standardizing hardware and operating systems at all workstations for all employees.

Communications and Marketing

We believe that our public relations and communication departments have an important role in aligning our actions with our message. In other words, ensuring that what we promise is what we deliver. We also believe that our public communications in 2012 took on the important role of reinforcing the solidarity of Santander Brasil with Brazil and with Brazilians.

In our publicity campaigns, there was a strong emphasis on the theme “Santander. Investing heavily in Brazil”, through which we run advertisements reaffirming our strength and leadership and giving examples of our commitment to offer solutions to small businesses, small entrepreneurs and personal customers, so they can achieve their goals. We have received market recognition and various awards, which have strengthened our message on Santander’s objectives in Brazil. We received recognition in the “Empresa Verde” (Green Company) awards given by Época magazine in September 2012, and also in the ranking of the strongest banks in the world published by Bloomberg magazine in May 2012, in which we occupied the top position for banks in Brazil. In July 2012, we were named the Best Bank in the World by Euromoney magazine, an accomplishment that we have widely publicized to the market and to our customers in Brazil.

In the first semester of 2012, our communication department developed the theme of “portability” as a part of our strategy to win and retain accounts. We were the first bank to reinforce that Brazilians are entitled to “Salário Livre” (salary freedom) and may choose to receive their paycheck at whichever bank they prefer. Through this theme, we presented various reasons why the public should choose Santander, with an exclusive offer designed for the occasion.

The corporate audience was another important focus for our communications department. We reinforced the specialized products and services that take the needs of corporate clients into account, like the Conta Integrada (Integrated Corporate Account) and the Atendimento Unificado (Consolidated Customer Service), which simplifies clients’ lives by putting the same manager in charge of their personal and corporate accounts.

We strengthened our presence in sports marketing in 2012, continuing our sponsorship of the “Copa Santander Libertadores” and the South American Cup, soccer tournaments. We also became sponsors of the “Recopa Santander Sulamericana” and renewed our sponsorship of the “Grand Prix Ferrari” team until 2017.

As part of our efforts in marketing and communication, we carried out hundreds of activities, programs and institutional projects in various cities in Brazil, including the “Santander Cultural” centers in Porto Alegre and Recife. We developed these projects to reflect local demand and focus on the development of contemporary art. Other initiatives included providing Christmas trees to Ibirapuera Park in the City of São Paulo and to the Complexo do Alemão in Rio de Janeiro.

We initiated a partnership with the Brazilian Symphony Orchestra supporting the educational activities of the Centro de Educação Musical Brasileiro (Brazilian Musical Education Center) to foster the musical development of teachers in the Brazilian public education system in Rio de Janeiro, in the first year in which the teaching of music became compulsory in public schools in Brazil.

In 2012, we published the book Convivendo com arte (Living with Art), Coleção Santander Brasil, which has pieces of the Santander Brasil collection and the work of iconic Brazilian modern artists, important aspects of Brazilian history and cultural diversity.

We also strengthened our presence in social media in 2012. We gained 500,000 fans on Facebook and 48,000 followers on Twitter. We believe that this is an important channel for relationships with our clients and prospective clients through which we can establish a dialog covering subjects of common interest and increase engagement and involvement with our brand. In addition, social media is a powerful tool in customer service. In September 2012, Santander was named the second Best Bank in the World for social network interaction by SocialBankers, with 82.0% of questions asked by clients answered.

Sustainability at Santander Brasil

Business

Santander Brasil has added sustainability to its business strategy and works to generate results through management practices and innovative financial solutions that preserve the environment and promote social development. This strategy translates into a large number of initiatives focusing on three areas: social and financial inclusion, education and socio-environmental businesses.

In 2012, we strengthened our practices in these three areas, with the launch of new products, the revision of processes and tools, the strengthening of sustainability governance and our participation in major events such as the UN Conference on Sustainable Development (Rio +20).

During the Rio +20 Conference, we endorsed the UN document “Commitments and Demands for Building the Future We Want”, committing to goals in education, engagement, social inclusion and management of environmental impacts.

In addition, our senior executives participated in important discussion forums, such as Business Action for Sustainable Development (BASD), in which Santander Brasil President Marcial Portela participated in the opening session; the Global Compact Corporate Sustainability Forum; the International Conference of Economists (ISEE); and Green Innovation in Tourism, among others.

In terms of employee engagement and education we were successful with the “Sustentabilidade pra todo lado” (“Sustainability Everywhere”) challenge. More than 13,000 employees and interns participated, representing 25.0% of our staff. The challenge, which was presented as a game, was aimed at enhancing awareness and pride about Santander Brasil’s performance in sustainability.

Among the initiatives promoted by the Program for Practices in the Sustainability Area, we highlight the Sustainability Meeting with Fritjof Capra, which gathered about 650 people in Rio de Janeiro, with an additional 2,300 people watching live on the Internet.

Such achievements led us to be recognized as the greenest company in the world and a model of environmental responsibility by the Newsweek Green Rankings 2012, which placed us first among the 500 global companies evaluated. We are among the best companies in the Corporate Sustainability Index - ISE 2013, of the BM&FBOVESPA, whose portfolio combines 51 shares of 37 companies representing 44.8% of the total value of companies listed on the stock exchange.

Governance in Sustainability

Our sustainability governance model supports continuous evolution on the issue within the organization. In 2012 we improved this model, increasing the participation of external stakeholders and our senior executives.

Our structure includes a Corporate Governance and Sustainability Committee and other committees that contribute to the development of the subject and its implementation. The Corporate Governance and Sustainability Committee consists of independent members and has the role of advising our Board of Directors on issues related to corporate governance and sustainability. In the Executive Committee, composed of the president and vice-presidents, topics related to sustainability have quarterly fixed agendas. The Sustainability Committee is composed of bank’s vice-presidents and other officers and is responsible for proposing strategies and ensuring implementation of actions. The Strategic Sustainability Forum, led by our president, has external members and is focused on external perspectives on sustainability strategy.

In addition to improvements in sustainability governance, our governance practices were recognized by S&P with a grade of 7. We adhere to the Code of Best Practices of the Brazilian Institute of Corporate Governance (IBGC) and are listed on Corporate Governance Level 2 at BM&FBOVESPA.

Social and Financial Inclusion

In 2012, we celebrated ten years of operations in microfinance, reaching a total disbursement of R$1.6 billion and more than 250,000 entrepreneurs serviced in the decade. The operation began with a pilot program in the Heliópolis favela of São Paulo. Today, we are the largest private bank in Brazil for microcredit. Micro-entrepreneurs are served in 610 municipalities, and are concentrated in poor urban areas.

We also promote social and economic inclusion by opening branches in low-income communities, stimulating banking inclusion and creating opportunities in areas not traditionally served by banks. The first branch was opened by Santander Brasil in 2010 in the Complexo do Alemão in the city of Rio de Janeiro. In 2011, we replicated the experiment in Vila Cruzeiro, another favela located in Rio de Janeiro. We recruit a number of the branches’ employees from each respective community.

With the program “Amigo de Valor” we engage our employees and customers in an effort to improve quality of life for children and adolescents in municipalities with poor social indicators, promoting new opportunities in areas such as education and health. Focused on strengthening public policies, the program collects and directs resources to the Fund for Children and Adolescents Rights. Engagement increases every year. In 2012, 34,200 employees, 15% more than in 2011, and 5.6 thousand customers (a 58% increase from the prior year) participated. The amount raised was R$10.8 million, 20% higher than the previous year.

Socio-Environmental Businesses

In 2012, financing of sustainable business for wholesale and retail customers totaled more than R$2.1 billion, representing an increase of 75.0% compared to 2011 (wholesale R$1.4 billion; retail R$741 million).

In order to achieve this result in wholesale banking, we applied a strategy of selecting the main sectors of the portfolio in regional meetings (in person and via conference), evaluating the availability of materials and receiving customer visits in order to identify opportunities for waste reduction and treatment, construction and sustainable reform and accessibility, energy efficiency and renewable energy, corporate governance, efficiency in water consumption and cleaner production.

In Retail, our volume of business has grown for our Sustainable Working Capital product (Capital de Giro Sustentável) with a focus on companies in sectors with the potential to reduce energy and/or water consumption and improve waste management and operational efficiency.

Other products offered to customers were CDC Accessibility, Renewable Energy and Cleaner Processes, with R$20 million funded in 2012, and the ABC Line (Low Carbon Agriculture), focused on financing for sustainable agricultural techniques, with R$58.8 million funded in 2012.

In Asset Management, we launched a new SRI fund, the FI Savana, created exclusively to fund Caixa Economica Federal pension holders. The product asset totaled R$201 million on December 31, 2012. The Ethical Fund, the first SRI fund in Latin America, closed the year with a net worth of R$331 million.

Also in 2012, we created Mantiq to manage Santander Brasil private equity. With R$2.5 billion of assets under management, Mantiq is one of the largest private equity managers in the country. It focuses on the infrastructure and oil and gas sectors, and considers social and environmental criteria, in addition to economic criteria, in decisions regarding investment projects. It is also a fund manager with participation in companies and renewable energy projects such as FIP Infra-Brasil and FIP Caixa Ambiental.

We emphasize shareholder participation in companies that develop sustainable business. Santander Brasil is a partner in Renova Energy, a renewable energy company (wind, small hydro and solar), and owns the largest wind energy complex in Latin America. We inaugurated the first wind farm and became partners and controllers of 10 wind farms under construction. We also invest in ODC Ambievo, a company that designs biodegradable chemical solutions that are not harmful to the environment.

Climate Governance and Environmental Management

Our climate and environmental management governance model covers monitoring, management, compensation and reporting of our own emissions as well as business solutions that enhance opportunities and mitigate risks.

Our environmental management strategy allows the various areas of the Bank to employ the use of natural resources in a comprehensive and integrated way, based on best market practices.

We adopted remote monitoring of medium voltage in 450 branches to identify excessive energy consumption and waste. We modernized the air conditioning systems of 106 branches and continue to invest in new equipment. We use sensors and natural light in remodeling and construction projects for buildings and branches.

Waste treatment is another area of focus. In 2012, we established a unit for collection and recycling of organic waste generated by the restaurants in the building in which our headquarters are located, which represents about 51.0% of total waste generated in the building. It is processed to become organic compost.

We implemented the Integrated System of Environmental Management Network (SIGAR) in 30 branches, through which we take the best operating and environmental practices of the seven administrative buildings certified by ISO 14001 and apply them to the branch network throughout the country. SIGAR encompasses aspects such as consumption of water, energy, paper and other materials, selective collection and proper disposal of items such as oil and light bulbs.

We have taken inventory of our greenhouse gas emissions since 2005 and we are committed to a 7.5% reduction in emissions by 2013 as compared to 2010. In 2012, we were among the ten Brazilian companies with the best reporting grade (completeness and comprehensiveness) and performance (quality of answers) in the Carbon Disclosure Project - CDP.

Since 2008, we have offset our direct emissions through the “Santander Forest Program”, which consists of reforestation of degraded areas coupled with inclusion and income generation for the communities involved. By 2012, we captured 68,950 tons of CO2, planted 344,750 native seedlings, recovered 220 hectares, serviced eight municipalities, benefited 77 families and involved 467 people in lectures, courses and seminars.

In terms of business performance, we have developed an innovative method that includes climate change in our industry analysis. For example, we have a methodology and criteria that allow the analysis of vulnerabilities and externalities imposed on sectors by the Global Sustainability Challenges proposed by the UN. The first application was in the sugar cane industry. These analyses will provide advancement opportunities for Santander Brasil in portfolio management, risk management, products and services, provide for the broadening of relationships.

With regard to the analysis of socio-environmental risk, since July 2012, the questionnaire has included a question relating to the amount of greenhouse gases generated by clients. This is the first step to start a positive evaluation of the companies that take inventories of greenhouse gases.

As noted in “Socio-environmental Businesses” we are the only bank in the Brazilian market to invest in capital projects for wind power generation in the capacity of controlling shareholder. We act not only as a financial investor, but also contribute our knowledge as a developer and our expertise in structuring businesses.

Education

As part of our effort to contribute to the development of Brazil, we invest heavily in education. With Santander Universities, we support university projects and foster higher education, promoting cultural exchange, science, innovation and entrepreneurship.

The Santander Brasil awards for Science and Innovation, Entrepreneurship, Santander Solidarity University and the Student Guide - Highlights of the Year received more than 10,000 entries, a record since the launch of these initiatives. Together, they distributed more than R$1 million in awards and scholarships for Latin American studies at Babson College, in the United States.

The Sustainability Practices Area, our program for sharing sustainability experience in business, offers online courses, video chats, and other content open to the public. In 2012, the site had approximately 1.4 million hits, and have received over 6 million hits since its launch in 2008.

We also held Santander Educational Practices for Sustainability, a contest that recognizes teachers of required subjects in business and economics courses who have included sustainability in their classes. In 2012, about 250 teachers entered in the contest and three were awarded a scholarship for a course in entrepreneurship for teachers at Babson College. The award ceremony took place in São Paulo, and was opened by environmentalist and former Minister of the Environment Marina Silva.

Other examples of socially orients initiatives are the Brazil School Project (Projeto Escola Brasil), which mobilized about 2,000 employees, families, clients and suppliers in volunteer activities with the aim of contributing to the improvement of education in public schools, and the Childhood Education Program, developed in 19 municipalities in cooperation with the Ministry of Education, also aimed at improving the quality of education offered to children from birth to age five.

Internally, sustainability is a theme that runs across training and educational activities, linked to business practices concepts, so employees can integrate the ethos of sustainability into their day-to-day activities.

We also invest in financial education, encouraging employees to reflect on their consumption choices, planning, managing of finances, household budget and conscious use of banking products and services. Among our initiatives is the “Economia de Valor” program, which is aimed at training employees to be financial consultants for client service. Since its inception the program has already trained more than 250 employees, who now hold lectures that have reached more than 5,600 people.

Recognition

In addition to being voted the greenest company in the world by the U.S. magazine Newsweek, Santander Brasil received other important recognition for its sustainability initiatives. For the second consecutive year, Santander Brasil was voted the greenest bank in the world by Bloomberg Markets magazine in 2012. We won the Social Innovation Awards, for the global business platform and sustainable practices of the Justmeans Network, in the Human Resources category - Best strategy for employee engagement, with the “Projeto Escola Brasil”.

We won the Eco Award 2012 from the American Chamber of Commerce (AMCHAM), the most important award for sustainability in Brazil, for social inclusion work with microcredit.

We were named the greenest company in Brazil among financial institutions and we are among the 20 companies with the best environmental practices in the Época Green Company rankings. We received the Sustainability Award from the Spanish Chamber of Commerce in Brazil, which recognizes social action and environmental protection projects, with the “Projeto Escola Brasil”.

Our sustainability report received, for the third consecutive year, a grade of A + from the Global Reporting Initiative (GRI) and we are one of ten Brazilian companies with best reporting grade (completeness and comprehensiveness) and performance (quality of answers) in the Carbon Disclosure Project - CDP.

Social Development

The resources available for social investment involve a range of our assets: financial assets, materials, information, managerial capacity, our results-oriented culture, technology, and most importantly, the people who make up our staff, who are capable of effectively managing all other resources.

We believe that our social investment should involve society in significant causes, promote effective social change, influence and strengthen public policies and add value to our brand.

We have chosen education as our main cause, as we understand that it is a critical factor for the economic, social and environmental development required by Brazil. We work on promoting the improvement of the quality of education in Brazilian public schools. We also make the experience accumulated by our organization in the fields of guarantee of rights, entrepreneurship and income generation areas available to society.

Among the several social investment programs, we highlight the following: “Projeto Escola Brasil” – PEB, “Programa Amigo de Valor”, “Prêmio Santander Universidade Solidária”, “Parceiras em Ação”, “Talentos da Maturidade – Categoria Programas Exemplares” and the “Programa Educação Infantil”.

Projeto Escola Brasil

The “Projeto Escola Brasil”, a Santander Brasil corporate volunteering program, aims to contribute to the improvement of the quality of basic public education by way of the voluntary involvement of our employees and their families, friends, customers, suppliers and other stakeholders who act in partnership with the officers and other members of the education community (teachers, employees, students and parents, among others).

For our employees, the “Projeto Escola Brasil” is an opportunity for volunteering, social involvement and solidarity. Quality public education is a priority on the Brazilian government’s agenda. In 2012, 3,030 volunteers, organized in 313 groups that acted in partnership with 221 public schools throughout the country, were involved in the project.

Programa Amigo de Valor

Based on a methodology that considers the allocation of financial funds, the development of empowerment, the offering of remote support and the evaluation of results, the “Programa Amigo de Valor” contributes to strengthening the Municipal Councils of Children’s and Adolescents’ Rights, which according to Brazil’s Statute of the Child and Adolescent (Law 8,069/90) are the municipal bodies in charge of guaranteeing the rights of the child and adolescent citizen.

Additionally, the program makes it easier for Santander Brasil’s employees and customers to direct a portion of their due income tax to the Funds of Rights of the Child and Adolescent, thus putting into practice the opportunity to exercise tax civism (the opportunity to choose the destination of a portion of the income tax that must be paid). We therefore help society address several types of violence suffered by children and adolescents living in Brazilian municipalities with critical social indicators.

In 2012, the program achieved a new record: R$10.8 million collected (18.0% higher than in 2011), which was distributed among 47 municipalities and will benefit approximately four thousand children and adolescents.

Involvement by type of public:

•	Employees and interns

34,174 participants (increase of 15.0% compared to 2011)

R$4.9 million collected (increase of 9.0% compared to 2011)

•	Customers

5,637 participants (increase of 58.0% compared to 2011)

R$1.7 million collected (increase of 73.0% compared to 2011)

•	Allocation of the incentive funds (a portion of the income tax) of Santander Brasil, Zurich Santander Brasil Seguros S.A. and Zurich Santander Brasil Seguros e Previdência S.A.

R$4.2 (increase of 14.0% compared to 2011)

Prêmio Santander Universidade Solidária

The “Prêmios Santander Universidades” reinforce our commitment to higher education and the development of Brazil.

The “Prêmio Santander Universidade Solidária”, comprising the “Prêmios Santander Universidades”, invests in university extension projects with the theme of “sustainable development focused on income generation”, prepared and carried out by universities with the involvement of professors, students and the local community.

This award, which is developed in partnership with the “UniSol – Universidade Solidária” social organization, aims to put into practice the knowledge acquired by higher education institutions that can benefit low-income communities. The award contributes to the improvement of living standards of low-income communities and enables university students to develop as citizens.

Like in our other social programs in addition to the financial funds intended for the related initiatives, we offer a customized technical support in order to contribute to the development and strength of the initiatives.

In 2012, we supported 16 projects throughout the country. These initiatives involved 73 teaching staff and 252 students from higher education institutions, and directly benefitted 2,385 people from local communities.

Programa Parceiras em Ação

The “Programa Parceiras em Ação” is aimed at strengthening community production groups made up of women living in low-income regions. Based on the control over financial funds, empowerment, remote support and the evaluation of results, the improved work of the groups enables a better quality of life for these women and their families.

The program was developed in partnership with the social organization “Aliança Empreendedora”, which offers customized technical support to the related initiatives in order to contribute to the development and strength of these initiatives.

In 2012, we supported 13 production groups, directly benefiting 144 people.

Talentos da Maturidade – Categoria Programas Exemplares

Created in 1999, in honor of the International Year of Elderly, the “Talentos da Maturidade” is a dynamic initiative aimed at awakening a new societal vision of the elderly. It is comprised of five categories, four of which are intended for elderly people who carry out artistic or cultural activities in visual arts, photography, literature and singing.

The fifth category, “Programas Exemplares”, supports innovative proposals or projects aimed at supporting the implementation, development and dissemination of policies or programs for the promotion of active aging, in order to improve the quality of life of the elderly.

We also offer customized technical support so that the projects are able to develop and expand.

In 2012, we supported nine projects throughout the country, benefiting approximately 8,000 elderly people and professionals who come into contact with this audience.

Programa Educação Infantil

Developed in cooperation with the Ministry of Education and Science (Ministério da Educação e Ciência – MEC), the purpose of our “Programa de Educação Infantil” is to offer quality education for children under age five, which is being developed by the National Program for Restructuring and Acquisition of Equipment for the Public School Network for Child Education (Programa Nacional de Reestruturação e Aquisição de Equipamentos para a Rede Escolar Pública de Educação Infantil – PROINFÂNCIA).

Launched in April 2011, the “Programa de Educação Infantil” was developed in partnership with 19 municipalities of the State of Bahia and is expected to last for three years. This program is carried out by way of the Formar em Rede – Rede de Formação Continuada em Educação Infantil” (Continued Training System in Early Childhood Education), an initiative of the “Instituto Avisa Lá” in partnership with the “Instituto Razão Social”. In 2011, the program also developed a field survey on the view of the Municipal Council of Education and Rights and the Organized Civil Society on child education called “O olhar dos Conselhos Municipais de Educação e de Direitos e da Sociedade Civil Organizada sobre a Educação Infantil”, conducted in partnership with the “Avante – Educação e Mobilização Social” in 10 of the 19 municipalities that partner with the program.

The purpose of the survey was to analyze the impact of the work developed by the Municipal Councils of Education and Rights on the quality of the childhood education offered by the municipalities, and based on the outcome, the “Projeto Tece e Acontece” (Weaving and Making it Happen Project) was started in 2012, empowering councils for a more effective performance in the childhood education field. Over the course of 2012, approximately 170 councilors benefitted from the program.

As mentioned above, this program involves a total of 19 municipalities of the State of Bahia, 53 trainers for the Municipal Offices of Education and Health Management, 125 education units, 125 principals, 104 education coordinators, 761 teachers, and 1,062 supporting staff. 13,780 children have directly benefitted by the program.

Insurance Coverage

We maintain insurance policies annually renewed in order to protect our assets. All agencies and administrative buildings are covered against fire, lightning, explosions and other “all risks” policy coverage. Such coverage establishes reimbursement for the asset replacement value.

We also maintain an insurance policy against third party damages within our properties.

Additionally, we maintain a D&O insurance policy for our management against third parties complaints regarding management acts. There are insurance policies against crimes, employee dishonesty and damages arising out of public offerings.

Selected Statistical Information

The following information for Santander Brasil is included for analytical purposes and is derived from and should be read in conjunction with the consolidated financial statements contained elsewhere herein as well as “Item 5. Operating and Financial Review and Prospects”.

Average annual balance sheet data has been calculated based upon the average of the monthly of balances at 13 dates: at December 31 of the prior year and each of the month-end balances of the 12 subsequent months. Average income statement and balance sheet data and other related statistical information have been prepared on a consolidated annual basis. As from August 30, 2008, our consolidated financial information includes data of Banco Real. We believe that the average data set forth herein accurately reflect in all material respects our financial condition and results of operations at the dates and for the periods specified.

The selected statistical information set forth below includes information at and for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 extracted from the audited financial statements prepared in conformity with IFRS as issued by the IASB. Refer to Presentation of Financial and Other Information.

Average Balance Sheet and Interest Rates

The following tables show our average balances and interest rates for each of the periods presented. With respect to the tables below and the tables under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread”, (1) we have stated average balances on a gross basis, before netting impairment losses, except for the total average asset figures, which include such netting, and (2) all average data have been calculated using month-end balances, which is not significantly different from having used daily averages. We stop accruing interest on loans once they are more than 60 days past due. All our non-accrual loans are included in the table below under “Other assets”.

	For the year ended December 31,
	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Assets and Interest Income
Cash and balances with the Brazilian Central Bank	57,249	5,731	10.0%	55,100	6,297	11.4%	37,421	3,590	9.6%
Loans and amounts due from credit institutions	25,177	1,042	4.1%	19,017	1,219	6.4%	22,908	1,398	6.1%
Loans and advances to customers	187,060	38,735	20.7%	163,046	35,398	21.7%	137,044	29,290	21.4%
Debt instruments	61,012	6,082	10.0%	68,770	8,084	11.8%	58,042	6,442	11.1%
Other interest-earning assets	-	1,070	-	-	738	-	-	189	-
Total interest-earning assets	330,498	52,661	15.9%	305,934	51,736	16.9%	255,415	40,909	16.0%
Equity instruments	2,224	94	4.2%	17,324	94	0.5%	19,811	52	0.3%
Investments in associates	444	-	-	402	-	-	421	-	-
Total earning assets	333,166	52,754	15.8%	323,660	51,830	16.0%	275,647	40,961	14.9%

	For the year ended December 31,
	2012			2011			2010
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of R$, except percentages)
Cash and balances with the Brazilian Central Bank	4,793	-	-	6,830	-	-	6,549	-	-
Loans and amounts due from credit institutions	2,792	-	-	3,082	-	-	1,064	-	-
Impairment losses	(12,647)	-	-	(10,359)	-	-	(9,119)	-	-
Other assets	43,383	-	-	35,478	-	-	31,989	-	-
Tangible assets	5,316	-	-	4,647	-	-	4,038	-	-
Intangible assets	31,340	-	-	31,450	-	-	31,788	-	-
Total average assets	408,143	52,754	12.9%	394,788	51,830	13.1%	341,956	40,961	12.0%
Liabilities and Interest Expense
Deposits from the Brazilian Central Bank and Deposits from credit institutions	38,421	1,585	4.1%	41,670	2,006	4.8%	35,272	1,147	3.3%
Customer deposits	167,863	13,494	8.0%	161,159	16,494	10.2%	139,825	12,774	9.1%
Marketable debt securities	47,604	3,662	7.7%	31,336	3,227	10.3%	13,404	1,213	9.0%
Subordinated liabilities	11,440	1,011	8.8%	10,288	1,213	11.8%	9,953	999	10.0%
Other interest-bearing liabilities	-	1,217	-	-	894	-	-	690	-
Total interest-bearing liabilities	265,328	20,969	7.9%	244,453	23,834	9.8%	198,454	16,823	8.5%
Deposits from credit institutions	197	-	-	321	-	-	196	-	-
Customer deposits – demand deposits	11,797	-	-	13,648	-	-	14,287	-	-
Other liabilities	52,906	-	-	60,749	-	-	56,520	-	-
Non-controlling interests	29	-	-	11	-	-	4	-	-
Equity	77,886	-	-	75,606	-	-	72,495	-	-
Total average liabilities and equity	408,143	20,969	5.1%	394,788	23,834	6.0%	341,956	16,823	4.9%

Changes in Net Interest Income—Volume and Rate Analysis

The following tables present the changes in our net interest income allocated between changes in average volume and changes in average rate for the year ended December 31, 2012, compared to the year ended December 31, 2011, and for the year ended December 31, 2011 compared to the year ended December 31, 2010. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the years ended 2012/2011			For the years ended 2011/2010
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest-earning assets
Cash and balances with the Brazilian Central Bank	238	(804)	(566)	1,927	781	2,708
Loans and amounts due from credit institutions	328	(505)	(177)	(241)	63	(179)
Loans and advances to customers	5,030	(1,692)	3,338	5,638	470	6,108
Debt instruments (	(853)	(1,149)	(2,002)	1,271	371	1,642
Other interest-earning assets	332	-	332	549	-	549
Total interest-earning assets	5,076	(4,151)	925	9,143	1,684	10,827
Investments in associates	(145)	145	-	(7)	49	42
Total earning assets	4,931	(4,006)	925	9,136	1,733	10,869

	For the years ended 2012/2011			For the years ended 2011/2010
	Increase (decrease) due to changes in
	Volume	Rate	Net change	Volume	Rate	Net change
	(in millions of R$)
Interest Expense and Similar Charges
Interest-bearing liabilities
Deposits from the Brazilian Central Bank and Deposits from credit institutions	(149)	(272)	(421)	238	622	859
Customer deposits	662	(3,663)	(3,000)	2,080	1,641	3,721
Marketable debt securities	1,391	(955)	435	1,825	189	2,014
Subordinated liabilities	125	(328)	(202)	35	179	214
Other interest-bearing liabilities	324	-	324	204	-	204
Total interest-bearing liabilities	2,353	(5,218)	(2,864)	4,382	2,631	7,012

Assets

Earning Assets—Yield Spread

The following table analyzes our average earning assets, interest income and dividends on equity securities and net interest income and shows gross yields, net yields and yield spread for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in “—Average Balance Sheet and Interest Rates”.
	For the year ended December 31,
	2012	2011	2010
	(in millions of R$, except percentages)
Average earning assets	333,166	323,660	275,647
Interest and dividends on equity securities(1)	52,754	51,830	40,961
Net interest income	31,691	27,902	24,086
Gross yield(2)	15.8%	16.0%	14.9%
Net yield(3)	9.5%	8.6%	8.7%
Yield spread(4)	7.9%	6.3%	6.4%

(1)	Dividends on equity securities include dividends from companies accounted for by the equity method.

(2)	Gross yield is the quotient of interest and dividends on equity securities divided by average earning assets.

(3)	Net yield is the quotient of net interest income divided by average earning assets.

(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	For the year ended December 31,
	2012	2011	2010
ROA: Return on average total assets	1.3%	2.0%	2.2%
ROE: Return on average shareholders’ equity	7.1%	10.3%	10.2%
Average shareholders’ equity as a percentage of average total assets	19.1%	19.2%	21.2%
Payout(1)	49.0%	41.0%	47.9%

(1)	Divided payout ratio (dividends declared per share divided by net income per share).

Interest-Earning Assets

The following table shows the percentage mix of our average interest-earning assets for the years indicated. You should read this table in light of our observations noted in “—Average Balance Sheet and Interest Rates”.

	For the year ended December 31,
	2012	2011	2010
Cash and balances with the Brazilian Central Bank	17.3%	18.0%	14.7%
Loans and amounts due from credit institutions	7.6%	6.2%	8.9%
Loans and advances to customers	56.6%	53.3%	53.7%
Debt instruments	18.5%	22.5%	22.7%
Total interest-earning assets	100.0%	100.0%	100.0%

Loans and amounts due from credit institutions

The following table shows our short-term funds deposited with other banks at each of the dates indicated.

	For the year ended December 31,
	2012	2011	2010
	(in millions of R$)
Time deposits	8,720	7,136	9,110
Reverse repurchase agreements	3,616	1,040	600
Escrow deposits	7,574	6,869	7,317
Cash and Foreign currency investments	9,921	4,247	5,827
Other accounts	163	459	144
Total	29,993	19,751	22,998

Investment Securities

At December 31, 2012, the book value of investment securities was R$70 billion (representing 16.6% of our total assets in the period). Brazilian government securities totaled R$57.1 billion, or 81.6%, of our investment securities at December 31, 2012. For a discussion of how our investment securities are valuated, see notes 6 and 7 to the consolidated financial statements.

The following table shows the carrying amounts of our investment securities by type and residence of the counterparty at each of the indicated dates:

	At December 31,
	2012	2011	2010
	(in millions of R$)
Debt securities
Government securities—Brazil	57,189	56,833	55,444
Government securities—other countries	-	-	379
Other debt securities	12,896	12,058	6,433
Total domestic/ Debt Securities	70,085	68,891	62,256
Equity securities
Shares of Brazilian companies	914	1,002	1,153
Shares of foreign companies	0	1	1
Investment fund units and shares(1)	1,718	1,128	21,282
Total equity securities	2.632	2,131	22,436
Total investment securities	72,717	71,022	84,692

(1)
In 2010, includes Investment fund units of guarantors of benefit plans—PGBL/VGBL, related to the liabilities for insurance contracts. For further details see Note 3.b to our audited consolidated financial statements.

As of December 31, 2012, we held no securities of single issuers or related groups of companies whose aggregate book or market value exceed 10.0% of our stockholders’ equity, other than the Brazilian government securities, which represented 71.7% of our stockholders’ equity. The total value of our debts securities was approximately 91.1% of stockholders’ equity.

The following table analyzes the maturities and weighted average yields of our debt investments securities (before impairment allowance) at December 31, 2012. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect on such calculation is not relevant.

	At December 31, 2012
	Maturing within 1 year	Maturing between 1 and 5 years	Maturing between 5 and 10 years	Maturing after 10 years	Total	Average Yield
	(in millions of R$)

Debt Securities
Government securities—Brazil	10,446	45,960	780	3	57,189	9,55%
Other debt securities	3,204	9,692	-	-	12,896	9,55%
Total debt investment securities	13,649	55,653	780	3	70,085	10,0%

Loan Portfolio

At December 31, 2012, our total loans and advances to customers were R$210.7 billion (50.0% of our total assets). Net of impairment losses, loans and advances to customers were R$196.8 billion at December 31, 2012, (46.7% of our total assets). In addition to loans, we had outstanding at December 31, 2012, 2011, 2010, 2009 and 2008, R$106.8 billion, R$98.6 billion, R$93.5 billion, R$77.8 billion and R$68.8 billion, respectively, of loan commitments drawable by third parties.

Loans by Type of Customer

Substantially all of our loans are to borrowers domiciled in Brazil and are denominated in reais. The following tables analyze our loans and advances to customers (including securities purchased under agreements to resell), by type of customer loan, at each of the dates indicated. For each category of loan, we maintain specific risk management policies in line with the standards of the Santander Group and as managed and monitored by our board of directors through the credit committee. Our credit approval processes for each category of loan are structured primarily around our business segments. See “Item 11. Quantitative and Qualitative Disclosures About Risk—Credit Risk” for details on our credit approval policies for retail and wholesale lending.

We have a diversified loan portfolio with no specific concentration exceeding 10.0% of total loans.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Commercial, financial and industrial(1)	103,209	94,922	78,101	66,601	76,407
Real estate-construction(2)	7,789	6,280	5,392	3,828	2,469
Real estate-mortgage(3)	12,318	10,018	6,698	5,226	4,472
Installment loans to individuals(4)	83,243	76,459	60,251	49,103	46,857
Lease financing(5)	4,182	6,506	10,116	13,636	12,444
Loans and advances to customers, gross(6)	210,741	194,184	160,558	138,394	142,649
Impairment losses	(13,967)	(11,118)	(9,192)	(10,070)	(8,181)
Loans and advances to customers, net	196,774	183,066	151,366	128,324	134,468

(1)
Includes primarily loans to small and medium-size businesses, or SMEs in our Commercial Banking segment, and to Global Banking & Markets, or GB&M, corporate and business enterprise customers in our Wholesale Global Banking segment. The principal products offered to SMEs in this category include revolving loans, overdraft facilities, installment loans, working capital and equipment finance loans. Credit approval for SMEs is based on customer income, business activity, collateral coverage and internal and external credit scoring tools. Collateral on commercial, financial and industrial lending to SMEs generally includes receivables, liens, pledges, guarantees and mortgages, with coverage generally ranging from 100.0% to 150.0% of the loan value depending on the risk profile of the loan. Our Wholesale Global Banking customers are offered a range of loan products ranging from typical corporate banking products (installment loans, working capital and equipment finance loans) to more sophisticated products (derivative and capital markets transactions). As Wholesale Global Banking customers tend to be larger businesses, credit approval is based on customer credit quality as evaluated by a specialized team of risk analysts taking account of, among other things, business revenues and credit history of each customer. Underwriting policies for this category of loans to our Wholesale Global Banking customers are focused on the type of guarantee or collateral provided. Certain loans (BNDES products) are generally secured by liens on financed machinery and equipment, though guarantees may be provided as additional security.

(2)
Includes construction loans made principally to real estate developers that are SMEs and corporate customers in our Wholesale Global Banking Segment. Credit approval is carried out by a specialized team of risk analysts which follows a specific set of underwriting standards and analysis of each customer based on, among other things, business revenues and credit history. Loans in this category are generally secured by mortgages and receivables, though guarantees may be provided as additional security.

(3)
Includes loans on residential real estate to individuals. Credit approval policies in this category are determined by reference to the type of lending product being offered, the type and location of the real estate, the revenue or income of the business or customer, respectively, requesting the loan and internal and external credit scoring information. All loans granted under this category are secured by the financed real estate. Loan-to-value ratios for loans in this category are generally limited to 80.0% and the average loan to value ratio for new loans is approximately between 55.0% and 65.0%.

(4)
Consists primarily of unsecured personal installment loans (including loans the payments for which are automatically deducted from a customer’s payroll), revolving loans, overdraft facilities, consumer finance facilities and credit cards. Credit approval in this category is based on individual income, debt-to-income ratio and internal and external credit scoring models. Credit approval for many of these types of loans is based on automatic scoring models, with pre-set lending limits based on credit scores. For example, the maximum lending amount on revolving loans and overdraft facilities may vary from between 50.0% and 250.0% of an individual’s monthly income, depending on the specific product and credit score of the individual.

(5)
Includes primarily automobile leases and loans to individuals. Credit approval is based both on an automatic scoring model using external credit scores and on evaluation by our branch personnel following our risk management policies. The vehicle financed acts as collateral for the particular loan granted.

(6)
Includes the debit balances (financial assets) of all the credit and loans granted by us, including money market operations through central counterparties, except for credit of any nature in the name of credit institutions or those represented by securities.

Maturity

The following table sets forth an analysis by maturity of our loans and advances to customers by type of loan at December 31, 2012.

	Maturity
	Less than one year		One to five years		Over five years		Total
	Balance	% of Total of Loans	Balance	% of Total of Loans	Balance	% of Total of Loans	Balance	% of Total of Loans
	(in millions of R$, except percentages)
Commercial, financial and industrial	68,285	54.3	32,038	43.0	2,883	27.2	103,206	49.0
Real estate	5,870	4.7	7,444	10.0	6,795	64.2	20,110	9.5
Installment loans to individuals	49,138	39.1	33,194	44.6	912	8.6	83,243	39.5
Lease financing	2,400	1.9	1,778	2.4	4	0.0	4,182	2.0
Loans and advances to customers, gross	125,693	100.0	74,454	100.0	10.594	100.0	210.741	100.0

Fixed and Variable Rate Loans

The following table sets forth a breakdown of our fixed and variable rate loans having a maturity of more than one year at December 31, 2012.

Fixed and variable rate loans having a maturity of more than one year
(in millions of R$)
Fixed rate	56,472
Variable rate	28,576
Total	85,048

Cross-Border Outstandings

The following table presents, at each balance sheet date indicated, the aggregate amount of our cross-border outstandings (which consist of loans, interest-bearing deposits with other banks, acceptances and other monetary assets denominated in a currency other than the home-country currency of the office where the item is booked). Cross-border outstandings do not include local currency loans made by subsidiary banks in other countries to the extent that such loans are funded in the local currency or hedged. As a result, they do not include the majority of the loans by our Cayman Islands branch, which are fully hedged.

	At December 31,
	2012		2011		2010
	Balance	% of Total Assets	Balance	% of Total Assets	Balance	% of Total Assets
	(in millions of R$, except percentages)
OECD countries(1)
Austria	664	0.2	366	0.1	379	0.1
Spain	-	0.0	256	0.1	954	0.3
United States	3,606	0.9	8,305	2.1	1,630	0.4
Netherlands	6,439	1.5	5,675	1.4	3,825	1.0
Other OECD countries(2)	229	0.1	583	0.1	227	0.1
Total OECD	10,938	2.6	15,186	3.8	7,015	1.9
Non-OECD countries
Latin American countries(2)	29	0.0	60	0.0	66	0.0
Cayman Islands	3,320	0.8	4,081	1.0	4,175	1.1
Other(2)	298	0.1	354	0.1	135	0.0
Total non-OECD	3,647	0.9	4,495	1.1	4,376	1.2
Total	14,585	3.5	19,681	4.9	11,391	3.0

(1)	The Organization for Economic Cooperation and Development.

(2)	Aggregate outstandings in any single country in this category do not exceed 0.75% of our total assets.

The following table presents the amounts of our cross-border outstandings at December 31, 2012, 2011 and 2010 by type of borrower where outstandings in the borrower’s country exceeded 0.75% of total assets.

	Government	Banks and Other Financial Institutions	Commercial and Industrial	Other Loans	Total
	(in millions of R$)
2010
United States	-	1,314	-	316	1,630
Netherlands	-	120	3,705	-	3,825
Cayman Islands	542	12	3,621	-	4,175
Total	542	1,446	7,326	316	9,630
2011
United States	185	7,863	257	-	8,305
Netherlands	-	-	5,675	-	5,675
Cayman Islands	-	-	4,081	-	4,081
Total	185	7,863	10,013	-	18,061
2012
United States	203	3,336	67	-	3,606
Netherlands	-	10	6,429	-	6,439
Cayman Islands	-	-	3,100	220	3,320
Total	203	3,346	9,596	220	13,365

Changes in Impairment Losses

The following tables analyze movements in our impairment losses for the periods indicated. For further discussion of movements in the allowances for credit losses, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations for the Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011—Impairment Losses on Financial Assets (Net)” and “—Year Ended December 31, 2011 Compared to the Year Ended December 31, 2010—Impairment Losses on Financial Assets (Net)”.

	At December 31,
	2012	2011	2010	2009	2008
		(in millions of R$)
Balance at beginning of year	11,180	9,192	10,070	8,181	2,249
Inclusion of entities in the Bank in the year	-	-	-	-	4,717
Impairment losses charged to income for the year	18,004	11,191	9,051	10,520	4,534
Write-off of impaired balances against recorded impairment allowance	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Balance at end of year	14,042	11,180	9,192	10,070	8,181
Of which:
Loans and advances to customers	13,967	11,118	9,192	10,070	8,181
Loans and amounts due from credit institutions	75	62	-	-	-

The tables below show a breakdown of recoveries, net provisions and charge-offs against impairment losses by type and domicile of borrower for the periods indicated.

	At December 31,
	2012	2011	2010	2009	2008
		(in millions of R$)
Recoveries of loans previously charged off(1)	1,529	1,809	819	537	430
Commercial, financial and industrial	456	353	89	42	144
Real estate – mortgage	64	65	69	58	29
Installment loans to individuals	961	1,331	635	420	246
Lease finance	48	60	26	17	11
Acquired companies	-	-	-	-	4,717
Commercial, financial and industrial	-	-	-	-	1,988
Real estate – mortgage	-	-	-	-	48
Installment loans to individuals	-	-	-	-	2,610
Lease finance	-	-	-	-	71
Impairment losses charged to income for the year(1)	18,004	11,191	9,051	10,520	4,534
Commercial, financial and industrial	5,776	2,943	3,098	3,071	1,453
Real estate – mortgage	149	98	71	28	26
Installment loans to individuals	11,795	7,972	5,780	7,198	2,951
Lease finance	284	178	102	223	104
Write-off of impaired balances against recorded impairment losses	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Commercial, financial and industrial	(4,992)	(2,470)	(3,209)	(3,073)	(739)
Real estate – mortgage	(48)	(36)	(42)	(31)	(13)
Installment loans to individuals	(9,855)	(6,484)	(6,509)	(5,377)	(2,513)
Lease finance	(247)	(212)	(169)	(150)	(54)

(1)	Impairment losses on financial assets, net, as reported in our consolidated financial statements, reflect net provisions for credit losses less recoveries of loans previously charged off.

The tables below show a breakdown of allowances for credit losses by type of borrowers and the percentage of loans in each category as a share of total loans at the date indicated.

	At December 31,
	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans
	(in millions of R$, except percentages)
Borrowers
Commercial, financial and industrial	4,532	52.7	3,747	52.1	3,274	52.0

	At December 31,
	2012	% of Total Loans	2011	% of Total Loans	2010	% of Total Loans
	(in millions of R$, except percentages)
Mortgage loans	281	5.8	180	5.2	119	4.2
Installment loans to individuals	9,035	39.5	7,096	39.4	5,608	37.5
Lease financing	194	1.9	157	3.3	191	6.3
Total	14,042	100.0	11,180	100.0	9,192	100.0

Renegotiation Portfolio

The renegotiation portfolio for the year ended December 31, 2012 amounted to R$11.0 billion compared to R$7.7 billion for the same period in 2011, an increase of R$3.3 billion or 29.7%. This portfolio includes credit contracts that were extended and/or modified to facilitate repayment under conditions agreed upon with customers, including renegotiated operations previously classified as charge-offs.

The renegotiation portfolio was covered by allowances for impairment losses of 51.2% in December 2012 and 50.7% in December 2011. These levels are considered appropriate for the characteristics of these operations.

The following table presents a breakdown of our renegotiation portfolio by type of renegotiation, allowances for impairment losses and our coverage ratio at the dates indicated:

	2012	2011
	(in millions of R$)
Commercial, financial and industrial	5,460	3,995
Real Estate – Mortgage	1	1
Installment loans to individuals	5,121	3,688
Financial Leasing	408	41
Total	10,990	7,725
Allowances for impairment losses	5.632	3,922
Coverage ratio	51.2%	50.7%

Impaired Assets

Balances are deemed to be impaired, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

The following tables show our impaired assets.

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except percentages)
Non-performing assets
Past-due and other non-performing assets(1)	16,057	13,073	9,349	9,900	7,730
Non-performing assets as a percentage of total loans	7.6%	6.7%	5.8%	7.2%	5.4%
Net loan charge-offs as a percentage of total loans	6.9%	4.7%	6.2%	6.2%	2.3%
Net loan charge-offs as a percentage of average loans	7.5%	5.2%	6.7%	6.3%	3.4%

(1)
Includes at December 31, 2012, R$1,087 million of doubtful loans (2011 – R$689 million, 2010 – R$927 million, 2009 - R$484 million and 2008 - R$1,260 million. In the period ended December 31, 2012, the amount of interest owed on non-accruing assets that would have been recorded had such assets accrued interest from January 1, 2012 would have been R$3,306 million, on January 1, 2011 would have been R$2,769 million, on January 1, 2010 would have been R$2,049 million, on January 1, 2009 would have been R$2,005 million and on January 1, 2008 would have been R$658 million. No loan that was more than 60 days past due was accounted for on an accrual basis.

Evolution of Impaired Assets

Our impaired assets increased 22.8%, or R$2,984, to R$16,057 million at December 31, 2012 compared to R$13,073 million at December 31, 2011. Provisions for impairment losses, including total revenue recovery, increased 25.6%, or R$2,862 million, to R$14,042 million at December 31,2012 compared to R$11,180 million at December 31, 2011. Offsetting these effects were recoveries of R$1,529 million in loans previously charged off the prior year.

The following tables show the changes in our impaired assets and our impaired assets by type of loans at the dates indicated:

	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$)
Balance at beginning of year	13,073	9,348	9,899	7,730	2,093
Net additions	18,126	12,927	9,378	10,800	5,035
Write-offs	(15,142)	(9,203)	(9,929)	(8,631)	(3,319)
Increase in scope of consolidation	-	-	-	-	3,921
Balance at end of year	16,057	13,073	9,348	9,899	7,730

Impaired Assets by Type of Customer	At December 31,
	2012	2011
	(in millions of R$)

Commercial, financial and industrial	6,157	4,775
Real estate – mortgage	283	172
Installment loans to individuals	9,368	7,720
Lease financing	249	406
Total	16,057	13,073

Commercial, financial and industrial

Non-performing assets in the commercial, financial and industrial loan portfolios increased 28.9%, or R$1,382 million to R$6,157 million at December 31, 2012 compared to R$4,775 million at December 31, 2011, mainly due to unfavorable economic conditions resulting from a slowdown in Brazilian economic activity in 2012 and 2011.  At December 31, 2011, non-performing assets in this loan portfolio increased 34.0%, or R$1,212 million to R$4,775 million, from R$3,563 million at December 31, 2010, driven by prior growth in this loan portfolio as well as by unfavorable economic conditions in 2011.  After favorable economic growth as measured by GDP of 7.5% in 2010, the Brazilian economy slowed down to GDP growth of just 2.7% and 1.0% in 2011 and 0.9% in 2012.

Despite measures taken by the Brazilian government in 2012 to stimulate the economy, including new infrastructure concessions, hiring credits, tax incentives, and the lowest base interest rate (the SELIC rate) in history, our industrial clients continued to be negatively affected by unfavorable international markets as a result of ongoing fiscal crises in Europe and the United States. These factors contributed to weak export performance and increased production costs for these clients, which were not fully reflected in their product pricing, and reduced their profitability and capacity to service their debt obligations. This was a continuation of the trend we observed in 2011, when government measures directed at controlling inflation also led to increases in our industrial customers’ production costs and negatively affected their ability to service their debt obligations.

To seek to reduce increases in our non-performing assets in this lending category, we have taken a number of actions, such as revising the limits of new loans and requiring higher level of collateral on new loans. We have also revised our collection practices to evaluate borrowers’ cash flows to more closely align such cash flows with installment plans for outstanding loans, and offering to our borrowers the chance to negotiate a restructuring of their debts.

Real estate- mortgage

Non-performing assets in the real estate – mortgage lending portfolio increased 64.5%, or R$111 million to R$283 million at December 31, 2012, compared to R$172 million at December 31, 2011, mainly due to growth in lending in this portfolio as more Brazilian consumers have begun funding home purchases through financing.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio increased 21.3%, or R$1,648 million to R$9,368 million at December 31, 2012 compared to R$7,720 million at December 31, 2011, driven primarily by a high level of household debt of Brazilian families combined with inflation, which reached 5.7% in the year (as measured by the IPCA, the consumer price index), which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio. This increase was a continuation of a trend we observed in 2011 (though less pronounced in 2012 than in 2011), where non-performing assets in the installment loans to individuals lending portfolio increased 58.7%, or R$2,857 million, to R$7,720 million at December 31, 2011, from R$4,863 million at December 31, 2010, driven by a high level of household debt of Brazilian families, in large part due to lack of experience in managing credit, an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

Prior to 2010, consumer credit had not been accessible to many Brazilian families. Beginning in 2010, consumer credit (especially personal loans, credit cards and payroll loans) was much more widely accessible to Brazilian families, due to a significant reduction in social and regional inequalities (in the last 10 years , nearly 42 million of Brazilians gained access to the banking system for the first time), and increased purchasing power for Brazilian families; which led many Brazilian families to assume a high level of household debt, in large part due to lack of experience in managing credit. Combined with high interest rates and inflation, the increased availability of consumer credit resulted in a higher rate of customer defaults.

In response to the increasing level of household debt and in an attempt to compensate for consumers’ lack of experience in managing personal credit, the Brazilian Central Bank implemented a number of measures in 2011 intended to limit or control the level of household debt, though a number of these measures had the opposite effect from what was intended by the Brazilian Central Bank, contributing to a rise in borrower default rates.

We have implemented certain measures to manage increased default rates in this lending portfolio, including revising credit limits for new customers and developing new lending models with improved predictive scoring.  We have also initiated recovery campaigns to offer delinquent customers adjusted lending terms to help customers meet their payment obligations. We have also implemented training programs for our recovery teams to improve our capacity and effectiveness in the recovery process.

Financial leasing

Non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million to R$249 million at December 31, 2012, compared to R$406 million in 2011, primarily due to the reduction in lending this portfolio, in line with the trend in the market of decreased automobile financing to individuals, which trend was also observed in 2011, when non-performing assets in the financial leasing lending portfolio decreased 47.4%, or R$366 million to R$406 million, compared to R$772 million in 2010.

Methodology for loan loss allowances

While we have observed increases in our non-performing assets as described above, we believe our methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the probability of default, or “PD” (the probability of a borrower failing to meet its principal and/or interest payment obligations.), used by us to estimate our provisions for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of a borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (which is recorded as subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, we believe our loan loss allowance methodology has been developed to fit our risk metrics and capture loans that could potentially become impaired.

Finally, loans originated in 2012 have a higher proportion of loans with higher level of collateral or other credit enhancements as required pursuant to our updated underwriting standards, which therefore requires a lower level of provisioning.

Impaired Asset Ratios

The following tables show the ratio of our impaired assets to total computable credit risk and our coverage ratio at the dates indicated.
	At December 31,
	2012	2011	2010	2009	2008
	(in millions of R$, except percentages)
Computable credit risk(1)	238,804	216,756	183,121	159,362	164,695
Non-performing assets	16,057	13,073	9,348	9,899	7,730
Impairment losses	14,042	11,180	9,192	10,070	8,181
Ratios
Non-performing assets to computable credit risk	6.7%	6.0%	5.1%	6.2%	4.7%
Coverage ratio(2)	87.4%	85.5%	98.3%	101.7%	105.8%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for non-performing assets as a percentage of non-performing assets.

Non-current assets held for sale

The following tables show the movement in non-current assets held for sale at the dates indicated.

	At December 31,
	2012	2011	2010
	(in millions of R$, except percentages)
Balance at beginning of year	223	168	356
Foreclosures loans and other assets transferred(1)	113	24,875	38
Disposals(1)	(30)	(24,820)	(226)
Others	9	-	-
Final balance, gross	315	223	168
Impairment losses	(149)	(91)	(101)
Impairment as a percentage of foreclosed assets	47.5%	40.8%	60.1%
Balance at end of year	166	132	67

(1)
In 2011, includes R$24.7 billion of assets of Santander Seguros. Additionally, in 2011 we sold R$22.3 billion of liabilities that were associated with non-current assets held for sale of Santander Seguros. For further details see Note 3.b to our audited consolidated financial statements.

Liabilities

Deposits

The principal components of our deposits are customer demand, time and notice deposits, and international and domestic interbank deposits. Our retail customers are the principal source of our demand, time and notice deposits.

The following tables analyze our deposits at the dates indicated.

	At December 31,
	2012	2011	2010
	(in millions of R$)
Deposits from central banks and credit institutions
Time deposits	26,077	27,023	28,867
Demand deposits	48	133	344
Repurchase agreements	8,949	24,371	13,180
Total	35,074	51,527	42,391
Customer deposits
Current accounts	13,585	13,561	16,132

	At December 31,
	2012	2011	2010
	(in millions of R$)
Savings accounts	26,857	23,293	30,303
Time deposits	84,586	83,942	68,916
Repurchase agreements	63,567	53,678	52,598
Total	188,595	174,474	167,949
Total deposits	223,669	226,001	210,340

The following table shows the maturity of time deposits (excluding inter-bank deposits) in denominations of U$100,000 or more at the dates indicated. Large denomination customer deposits may be a less stable source of funds than demand and savings deposits.

	At December 31, 2012
	Domestic	International
	(in millions of R$)
Under 3 months	10,004	1,785
3 to 6 months	1,679	51
6 to 12 months	2,798	-
Over 12 months	24,022	45
Total	38,503	1,881

Short-Term Borrowings

The following table shows our short-term borrowings consisting of government securities that we sold under agreements to repurchase for purpose of funding our operations.

	For the year ended December 31,
	2012		2011		2010
	Amount	Average Rate	Amount	Average Rate	Amount	Average Rate
	(in millions of R$, except percentages)
Securities sold under agreements to repurchase
At December 31	72,516	10.6%	78,048	10.9%	65,778	9.8%
Average during the period	70,723	11.1%	64,510	11.9%	53,623	10.3%
Maximum month-end balance	75,759		76,693		68,734
Total short-term borrowings at year end	72,516		78,048		65,778

Industry

Brazilian Banking Industry

The Brazilian financial system has experienced an important structural shift, from the high inflation environment in the 1980s and early 1990s towards greater monetary and macroeconomic stability since 1994, with the introduction of the Plano Real, a set of measures taken by the government to stabilize the economy. Prior to 1994, the banking industry benefited from high inflation rates (which, according to the Brazilian Central Bank, reached 34.7% of the sector’s total revenue at its peak) and was characterized by the strong presence of state-owned banks and regulatory limitations on the participation of foreign financial institutions, resulting in lower competitiveness and generally inefficient cost structures. The monetary stability achieved in 1994 led to a continuous increase in the demand for credit in Brazil. This increase, combined with the loss of inflationary gains, pressured the banking industry to improve operational efficiency, resulting in a period of consolidation. The Brazilian government actively monitored this process through the creation of programs designed to protect savings, including measures to ensure the system’s solvency, reduce the participation of state-owned institutions, and strengthen competition among private banks. The federal government also reduced restrictions on the entry of foreign banks into the Brazilian market and, as a result, their market share increased significantly.

Main Market Players

According to data published by the Brazilian Central Bank as of November 2012, there were 136 multiple service banks, 22 commercial banks, 14 investment banks and numerous brokerage firms, financing firms and other financial institutions in Brazil. In recent years, the Brazilian financial industry has experienced a series of acquisitions and mergers, which resulted in an increasing consolidation of the financial industry. In August 2008, we completed the acquisition of Banco Real, significantly increasing our presence in Brazil.

Public Sector

Despite the process of privatization and consolidation in the banking industry, the Brazilian federal and state governments still control major commercial banks and other financial institutions. Government-owned banks play an important role in the Brazilian financial system, representing 47.0% of the banking system’s credit (BNDES not included) and 51.1% of cash deposits as of December 2012. Government-owned banks also have a stronger presence in markets such as mortgage loans and agricultural credit than privately owned banks and act as regional development agencies.

The three main financial institutions controlled by the federal government are:

•	Banco do Brasil, a full-service bank offering a wide range of banking products to both the public and private sectors, and the Brazilian government’s main financial agent;

•	Caixa Econômica Federal, the federal savings bank, a full-service bank involved mainly in taking deposits, providing home loans and financing urban infrastructure projects; and

•
BNDES, which offers medium and long term financing to the Brazilian private sector, particularly the industrial sector. BNDES offers financing directly and indirectly through on-lending to other financial institutions in the public and private sectors.

Private Sector

The main private sector financial institutions in the Brazilian financial system are:

•	full service banks, which are licensed to provide a full range of commercial and investment banking, including distributing and trading securities, consumer finance and other services;

•
commercial banks, which are primarily engaged in wholesale and retail banking, some of which have relevant regional distribution networks or significant participation in specific niche markets. They are particularly active in accepting demand and time deposits as well as providing working capital loans; and

•	investment banks, which are primarily engaged in underwriting securities and structuring transactions.

The Financial Crisis and the Brazilian Central Bank’s Response

After the Lehman Brothers bankruptcy in September 2008, the global financial markets experienced a sharp decline. In an environment of increasing risk aversion and high volatility, investors and depositors turned to quality that has benefited the large Brazilian full service banks. Mid- and small-sized banks, most of which had their funding sources concentrated in time deposits from institutional investors, soon started to suffer from lack of appropriate funding and had to take measures to sustain liquidity. These measures included the reduction or even the termination of the generation of new credit and the sale of outstanding loan portfolios to large full-service banks. Some market participants decided to exit from entire niches given the lack of appropriate and stable funding sources.

In order to increase confidence in the financial system, the Brazilian Central Bank announced in 2008 and 2009 several initiatives to boost liquidity and support - mid sized banks, including: (1) a change in the compulsory requirements of demand deposits and time deposits, (2) delays in the compulsory payment schedule, (3) an increase in the portion of compulsory deposits that could be released to acquire credit portfolios from other banks, and (4) the amendment to the by-laws of the Credit Guarantee Fund (Fundo Garantidor de Crédito or “FGC”), in order to provide insurance on deposits of up to R$20 million. In the beginning of 2010, the Brazilian Central Bank reverted some of the rules related to compulsory requirements to the levels that were in place before the financial crisis, and as of late 2011 had reintroduced certain additional incentives for the acquisition of credit portfolios from smaller banks. In December 2012, the Brazilian Central Bank changed the rule of the compulsory requirements of demand deposits in order to increase new loans for certain credit lines. See “Item 3: Key Information—D. Risk Factors—

Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview.”

The Brazilian full-service banks largely benefited from this flight to quality by acquiring loan portfolios at attractive prices and experiencing a reduction in the competition from other banks that were active in specific niches, (such as payroll loans, automobile financing and SME credit), prior to the crisis.

Recent Developments

The successful macroeconomic policy implemented by the Brazilian government during recent years contributed to an increase in demand for credit in Brazil. The three basic principles of floating exchange rate, fiscal surplus and inflation targets created an environment of stability that permitted the reduction in interest rates and improvement of the government debt profile. Those factors had a direct impact on the overall real income of the population and as a consequence, on the increase in the penetration of banking products and services in Brazil. The Brazilian annual GDP per capita at current prices has more than doubled from R$9,511 in 2003 to R$21,254 in 2011. Also, according to the IBGE, the Brazilian unemployment rate decreased from 12.3% in 2003 to 5.5% in 2012.

This increase in penetration of financial services can be seen in the increase of two products that are key to banking relationships. Between 2000 and 2011, nearly 86 million checking accounts were opened in Brazil, equivalent to a compounded annual growth rate, or “CAGR”, of 8.1%. During the same period, the number of credit cards grew by more than four times, from 28.9 million to 173.2 million, equivalent to a CAGR of 18.0%. Estimates from ABECS indicate that credit card growth has remained strong in 2012, with an increase of 5.9% in comparison to the previous year, reaching a total amount of 183 million issued cards as of June 2012.

Source: FEBRABAN

Source: FEBRABAN

Credit Market in Brazil

The Brazilian credit market is comprised of two major types of loans: (1) mandatory or earmarked credit, which is subject to government controlled interest rates and follows rules for funding and destination defined by law (including BNDES loans); and (2) market-based credit which is not subject to constraints regarding interest rates. As of December 31, 2012, the total amount of outstanding credit in Brazil was R$2,360 billion, of which 62.9% consisted of market-based credit.

	2012	2011	2010
	(in billions of R$)
Total Credit Outstanding	2,360	2,030	1,706
Earmarked credit(1)	874	727	590
Market based credit	1,486	1,303	1,116
of which:
corporate	762	651	556
individuals (retail)	724	652	560

Source: Brazilian Central Bank

Note: some figures may be subject to revision by the Brazilian Central Bank

(1)	Includes loans that are subject to government controlled interest rates and the funding of which are targeted toward specific programs or industries as mandated by rule (for example, BNDES loans).

Despite the steady increase in credit penetration experienced in recent years, the Brazilian financial market still presents a relatively low credit penetration as compared to that of other developed and emerging markets.

Source: Brazilian Central Bank

Retail Credit

According to data disclosed by the Brazilian Central Bank, the total outstanding market-based consumer credit increased at an average compounded rate of 19.7% per year from December 31, 2007 to R$718 billion at November 30, 2012, or 31.1% of all outstanding credit in Brazil. On the same date, personal credit and auto financing accounted for 39.1% and 25.9%, respectively, of all outstanding consumer credit.

The table below shows the growth of consumer credit outstanding, by product.

	2012	2011	2010	Change, at December 31, 2012 vs. December 31, 2011
	(in billions of R$, except percentages)

Overdraft Accounts	20.5	18.9	16.3	8.5%
Personal Credit	281.0	244.1	204.9	15.1%
Credit Card	37.6	35.7	29.2	5.3%
Mortgage Financing	19.8	13.9	7.4	42.5%
Consumer Goods (excluding autos)	9.7	9.4	10.4	3.2%
Autos	186.4	172.9	140.3	7.6%
Leasing	14.9	27.7	45.6	(46.0%)
Others	148.1	129.4	106.0	14.5%
Total	718.0	652.0	560.0	10.3%

Source: Brazilian Central Bank

Payroll loans are an alternative source of unsecured consumer credit in Brazil. Because installment payments are deducted directly from the borrower’s payroll, interest rates are lower than those charged on traditional credit lines. According to the Brazilian Central Bank, payroll loans have a low level of default and represent the fastest-growing type of consumer credit in Brazil. Historically, the cost of access to more traditional credit facilities has been high, for various reasons, including competition within the banking industry, legal and institutional limitations and the nature of the credit risks. As a more attractive alternative to unsecured consumer credit, payroll loans have replaced some of the traditional consumer credit products.

The vehicle financing market is dominated primarily by the major retail banks that are gradually taking over this market, which was once dominated by the financing arms of automakers. The interest rates in this market are very competitive, and access to an attractive source of financing is an important advantage. The smaller institutions acting in this market in most cases focus on pre-owned vehicle lending products. Default rates are relatively low as compared to other credit lines, and the loans are secured by the goods being financed. Nevertheless, the default rates of vehicle financing increased in 2012 as compared to the previous year. Credit card financing is dominated by the major retail banks that operate their own labels associated with international labels such as MasterCard and Visa. This type of financing has relatively high levels of default; as a result, interest rates are also higher than that of other credit lines.

Corporate Credit

The history of high inflation and the lack of long-term credit lines to Brazilian corporations resulted in an overall relatively low level of corporate leverage. Despite that, according to the Brazilian Central Bank, the volume of corporate credit (including regulated funds) increased significantly from R$699 billion in December 2008 to R$1.293 billion in December 2012, representing a CAGR of 16.0%. Of the total amount, loans of up to R$100,000 and loan worth between R$100,000 and R$10 million represent respectively 14.3% and 38.0% of total corporate credit.

Mortgage Financing

The mortgage market is still developing in Brazil, with total credit lines for corporate and individual customers applied to the acquisition, construction and management of real property accounting for only 6.4% of the country’s GDP as of December 2011, according to the Brazilian Central Bank, and reached 7.8% of GDP in October 2012. The level of real estate financing in Brazil has been growing rapidly due to structural changes in the economy and government action aimed at stimulating growth of the housing construction sector, as a means to address the housing shortage and provide employment. The government has adopted a number of important policies with the aim of bolstering real estate demand through tax incentives and expanding the home loan market, including:

•	tax incentives and exemptions;

•	increasing house builders’ security by offering guarantees on properties; and

•
increasing home buyers’ security through a special tax system that separates the house builders’ assets from the specific building projects’ assets; and simplifying and intensifying the enforcement of foreclosure laws.

Asset Management

The asset management industry in Brazil has been growing at significant rates in recent years. According to ANBIMA, total assets of the industry grew around 23.3% between 2010 and 2012, totaling R$3.7 trillion in December 2012. Since 2002, the investment fund industry has undergone material changes, resulting from regulations that assigned the supervision of this activity to the CVM. These regulations encouraged market players to adopt better corporate governance practices and increase transparency in the management of investment funds.

The asset management industry in Brazil is concentrated among fund managers controlled by large financial conglomerates, making access to retail distribution channels particularly important for the industry. The main clients of this industry are institutional investors, such as private pension entities, insurers and private banking clients. Some of the main drivers that contribute to the growth of the asset management industry are:

•	economic stability in Brazil and increased disposable income and savings;

•
expansion of the insurance and private pension markets influenced, in part, by the growth of products such as private pension plans (for example, both VGBL and PGBL) whose assets increased the volume of assets under management of the Brazilian mutual fund industry;

•	improved credit ratings of Brazilian issuers;

•	increased access to financial products offered over the internet;

•	refinements to Brazilian mutual fund regulations; and

•	improved conditions in the Brazilian capital markets.

Intellectual Property

In Brazil, ownership of trademarks can be acquired only through a validly approved registration with the National Institute of Intellectual Property (Instituto Nacional de Propriedade Industrial, or “INPI”), the agency responsible for registering trademarks, patents and designs in Brazil. After registration, the owner has exclusive use of the trademark throughout Brazil for a ten-year period that can be successively renewed for equal periods.

The major trademarks we use, including, among others, the “Santander” and “Banco Santander” brands, are owned by the Santander Group. One of Santander Group’s affiliates granted us a license to use such brands. All material trademarks for our business are registered or have been submitted to INPI by us or by the Santander Group. We own the principal domain names used in our business which include:

(1)	www.santanderbrasil.com.br;

(2)	www.bancosantander.com.br;

(3)	www.bsantander.com.br;

(4)	www.bancosantanderlight.com.br;

(5)	www.corretorasantander.com.br;

(6)	www.realsantander.com.br; and

(7)	www.santander.com.br.

Competition

The Brazilian financial market is highly competitive. During 2008 and the first half of 2009 it experienced significant consolidation, including the mergers of some of the largest banks in the industry, such as Santander Brasil with Banco Real, Itaú with Unibanco and Banco do Brasil with Nossa Caixa and Banco Votorantim.

In September 2006, the CMN enacted regulations to increase competition among Brazilian commercial banks by creating mechanisms that make it easier for customers to open new accounts and transfer their funds from one institution to another. As a result of these new regulations: (1) banks are prohibited from charging their customers fees for services in connection with salary, pension and other income payment accounts that such customers are required to maintain with a bank designated by the customer’s employer, pension fund or other source of income; (2) financial institutions and leasing companies must accept the prepayment of loans and leasing transactions by customers who have elected to refinance such debt with other financial institutions; (3) customers will have the right to request that a financial institution disclose their credit history to another financial institution; and (4) changes were implemented in the regulation of the FGC, which is a fund created to guarantee payment of funds deposited with financial institutions in the event of intervention, administrative liquidation or other state of insolvency, thereby providing depositors with greater assurance that their deposits will be safeguarded.

As of September 30, 2012, according to the Brazilian Central Bank, the five largest banks and financial conglomerates had an approximately 67.6% market share in terms of credit volume and an approximately 77.0% market share in terms of deposits within the overall financial industry in Brazil. At such date, the largest bank in Brazil was the public financial institution of Banco do Brasil, with a 22.0% market share in terms of credit volume and a 28.0% market share in terms of deposits, according to the Brazilian Central Bank.

The following table presents market share information as of the date presented for the other three largest financial institutions.

	Based on Data Available
	Santander Brasil	Bradesco	Itaú Unibanco	Banco do Brasil
	(In percentages)
Total assets(1)	7.9	12.9	15.6	18.2
Total loans(2)	9.8	13.4	17.1	22.0
Total deposits(2)	7.9	13.9	14.9	28.2
Demand(2)	6.5	18.2	16.9	32.3
Saving(2)	5.4	13.8	16.6	23.6
Time(2)	9.7	12.9	13.6	29.9
Mutual funds(3)	6.1	19.4	16.7	20.0
Retail(3)	9.7	10.5	19.8	27.5

(1)	According to the Brazilian Central Bank’s report of the 50 largest banks in Brazil (September 2012).

(2)	According to the Brazilian Central Bank, reported and presented in accordance with Brazilian GAAP (November 2012).

(3)	According to ANBIMA (December 2012).

Banco do Brasil is active in all business areas and plays an important role in the market due to its captive deposit products market and strong presence in public organizations, and is consequently one of our primary competitors. In addition, our other primary competitors are large privately owned domestic banks, such as Bradesco and the financial institution formed by the merger between Itaú and Unibanco. These banks have a strong brand name and distribution capacity throughout the country. Our acquisition of Banco Real has allowed us to obtain a critical mass and better compete with these large public and private financial institutions.

We face competition from local and regional banks in relation to certain products in the Commercial Banking segment in which such banks have specialized. In the Global Wholesale Banking segment, our competitors include global banks focused on investment banking, such as Credit Suisse, Bank of America/Merrill Lynch, UBS Pactual, Goldman Sachs and JPMorgan, which have played an important role in the Brazilian wholesale market as a result of their expertise in complex structured transactions and their distribution networks in Europe, North America and Asia.

Regulatory Overview

Principal Financial Institutions

Public Sector

The federal and state governments of Brazil control several commercial banks and financial institutions which play an important role in the Brazilian banking sector. These institutions represent a significant share of all deposits and assets in the banking system and a strong presence in specific market offerings, such as real estate and rural finance provided by private sector banks. Government-controlled banks include:

•
Banco do Brasil, which is a federal government-controlled bank and provides a full range of banking products to the public and private sectors. Banco do Brasil is the primary financial agent of the federal government.

•
BNDES, which is the federal government-controlled development bank, primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, particularly to industry, either directly or indirectly, through other public and private-sector financial institutions.

•
Caixa Econômica Federal, which is the federal government-controlled full-service bank and the principal agent of the National Housing Finance System. Caixa Econômica Federal is involved principally in deposit-taking and the provision of finance for housing and urban infrastructure.

•	Other public sector development and full-service banks, including those controlled by the various state governments.

Private Sector

The private financial sector includes full-service banks, commercial banks, investment, finance and credit companies, investment banks, securities dealers, stock brokerage firms, credit cooperatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance.

According to the Brazilian Central Bank, as of November, 2012 there were 2,100 financial institutions operating in Brazil, including:

•	Commercial banks — 22 commercial banks operated in Brazil, engaged mainly in wholesale and retail banking and particularly in taking demand deposits and lending for working capital purposes.

•	Investment banks — 14 investment banks operated in Brazil, engaged primarily in taking time deposits, specialized lending and securities underwriting and trading.

•
Bancos Múltiplos (Full-service banks) — 136 full-service banks operated in Brazil providing, through a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance pursuant to CMN Resolution 2,099 of August 17, 1994, as amended. Certain public sector banks such as Caixa Econômica Federal are also full-service banks.

•
In addition to the institutions mentioned above, the Brazilian Central Bank also supervises the operations of consumer credit companies (financeiras), securities dealers (distribuidoras de títulos e valores mobiliários), stock brokerage companies (corretoras de valores), leasing companies (sociedades de arrendamento mercantil), savings and credit associations (associações de poupança e empréstimo), credit unions (cooperativas de crédito), mortgage companies (companhias hipotecárias) and real estate credit companies (sociedades de crédito imobiliário).

Banking Regulation

The basic institutional framework of the Brazilian financial system was established in 1964 by Law 4,595, as amended, the “Banking Reform Law”. The Banking Reform Law created the CMN, responsible for examining monetary and foreign currency policies pertaining to economic and social development as well as operating the financial system.

Principal Limitations and Restrictions on Financial Institutions

The activities of financial institutions are subject to a series of limitations and restrictions. In general, such limitations and restrictions refer to the offering of credit, risk concentration, investments, conditional operations, foreign currency loans and negotiations, the administration of third party funds and microcredit. The principal restrictions on banking activities established by the Banking Reform Law are as follows:

•
No financial, banking or credit institution may operate in Brazil without the prior approval of the Brazilian Central Bank. In addition, foreign banks, in order to operate in Brazil, must be expressly authorized to do so by presidential decrees.

•
A financial, banking or credit institution may not invest in the equity of any other company except where such investment receives Brazilian Central Bank approval based upon certain standards established by the CMN. Such investments may, however, be made without restriction through the investment banking unit of a full-service bank or through an investment bank subsidiary.

•
A financial, banking or credit institution may not own real estate, except where it occupies such property and subject to certain limitations imposed by the CMN. If a financial, banking or credit institution receives real estate in satisfaction of a debt, such property must be sold within one year, unless otherwise authorized by the Brazilian Central Bank.

•	Financial institutions are prohibited from carrying out transactions that fail to comply with the principles of selectivity, guarantee, liquidity and risk diversification.

•	Financial institutions are prohibited from granting loans or advances without constituting an appropriate deed representing such debt.

•	A financial, banking or credit institution may not lend more than 25.0% of its net worth to any single person or group.

•	A financial, banking or credit institution may not grant loans to or guarantee transactions of any company in which it holds more than 10.0% of the share capital.

•
A financial, banking or credit institution may not grant loans to or guarantee transactions of its executive officers and directors (including the immediate and extended families of executive officers and directors) or to any company in which executive officers and directors (including the immediate and extended families of executive officers and directors) hold more than 10.0% of the share capital.

•
Financial institutions are prohibited from carrying out conditional operations, namely those involving assets that are sold or purchased based on the occurrence of a number of specific conditions, in excess of an amount corresponding to thirty times their reference assets.

•	The administration of third-party funds should be segregated from other activities and in compliance with the relevant rules imposed by the CVM.

•
The registered capital and total net assets of financial institutions should always be compatible with the rules governing share capital and minimum capitalization imposed by the Brazilian Central Bank for each type of financial institution.

•	The total amount of funds applied in the fixed assets of financial institutions cannot exceed 50.0% of the respective amount of reference assets.

•
Financial institutions may not expose themselves to gold, assets or liabilities referenced in currency exchange variations in excess of 30.0% of their reference equity, pursuant to CMN Resolution 3,488, dated August 29, 2007.

•	Financial institutions are subject to anti-money laundering regulations.

Principal Regulatory Agencies

The Brazilian national financial system (Sistema Financeiro Nacional) is composed of the following regulatory and supervisory bodies:

•	the CMN;

•	the Brazilian Central Bank; and

•	the CVM.

In addition, the insurance and complementary pension operations are subject to the following regulatory and inspection bodies:

•	CNSP;

•	SUSEP; and

•	The Complementary Pension Secretariat (Superintendência Nacional de Previdência Complementar- Previc).

In addition, certain Brazilian financial institutions, including us, are members of ANBIMA, a self-regulatory association that regulates the activities of the entities that operate in the Brazilian financial and capital markets.

The CMN, the Brazilian Central Bank and the CVM regulate the Brazilian financial system. Below is a summary of the main functions and powers of each of these regulatory bodies.

The CMN

The CMN, the highest authority responsible for regulating fiscal policies in Brazil, oversees the supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. The CMN includes the president of the Brazilian Central Bank, the Minister of Planning and the Minister of Finance and is chaired by the Minister of Finance. Pursuant to the Banking Reform Law, the CMN is authorized to regulate the credit operations of the Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil’s reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets with the purpose of promoting the economic and social development of Brazil. In this regard, the CMN also oversees the activities of the Brazilian Central Bank and the CVM. The main responsibilities of the CMN are:

•	coordinating monetary, credit, budget, tax and public debt policies;

•	establishing foreign exchange and interest rate policies;

•	protecting the liquidity and solvency of financial institutions;

•	overseeing activities related to the stock exchange markets;

•	regulating the constitution and operation of financial institutions;

•	granting authority to the Brazilian Central Bank to issue currency and establishing reserve requirement levels; and

•	establishing general directives for banking and financial markets.

The Brazilian Central Bank

According to the Banking Reform Law, the Brazilian Central Bank is responsible for implementing policies of the CMN as they relate to monetary and exchange control matters, regulating public and private sector Brazilian financial institutions and the monitoring and regulation of foreign investment in Brazil. The President of the Brazilian Central Bank, which has a status of Ministry, is appointed by the President of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate.

The Brazilian Central Bank is also responsible for:

•	managing the day-to-day control over foreign capital flow in and out of Brazil (risk capital and loans in any form);

•	setting forth the administrative rules and regulations for registering investments;

•	monitoring foreign currency remittances;

•
allowing repatriation of funds. In the event of a serious deficit in Brazilian balance of payment, the Brazilian Central Bank may limit profit remittances and prohibit remittances as capital repatriation for a limited period of time;

•	receiving compulsory withholdings and voluntary demand deposits from financial institutions;

•	executing rediscount transactions and loans to banking financial institutions and other institutions authorized to operate by the Brazilian Central Bank;

•	acting as a depository of gold and foreign currency reserves; and

•
controlling and approving the incorporation, functioning, transfer of control and equity reorganization of financial institutions and other institutions authorized to operate by the Brazilian Central Bank.

The CVM

The CVM is the agency responsible for implementing CMN policy regarding securities and it regulates, develops, controls and inspects the securities market. The CVM’s headquarters is in Rio de Janeiro and it has jurisdiction in all Brazilian territory. The CVM is a quasi-governmental agency connected with the Ministry of Finance. It has independent administrative authority and legal standing and maintains its own assets. Pursuant to Law  6,385, dated December 7, 1976, as amended and regulated, the main responsibilities of the CVM are:

•	implementing and regulating the securities and exchange policies established by the CMN; and

•	controlling and supervising the Brazilian securities market by:

i.	approving, suspending and canceling the registration of public companies, the authorization for brokers and dealers to operate in the securities market and public offerings of securities;

ii.	supervising the activities of public companies, stock exchanges, commodities and futures exchanges, market members, and financial investment funds and variable income funds;

iii.	requiring full disclosure of material events affecting the market, as well as annual and quarterly reporting by public companies; and

iv.	imposing penalties.

Since 2001, the CVM has had jurisdiction to regulate and supervise financial and investment funds that were originally regulated and supervised by the Brazilian Central Bank.

In accordance with the Brazilian Securities Exchange Law, the CVM is managed by one president and four directors as appointed by the President of Brazil (and approved by the Senate), selected from among individuals of good reputation and recognized expertise in the area of capital markets. CVM directors are appointed for a single five-year term, and one-fifth of the members must be renewed on a yearly basis.

All decisions handed down by the CVM and the Brazilian Central Bank in administrative proceedings relating to the national financial system and the securities market are subject to appeal to the Board of Appeals of the National Financial System (Conselho de Recursos do Sistema Financeiro Nacional), which is composed of four members appointed by public authorities and four members from the private sector.

ANBIMA

ANBIMA was created in October 2009, as a result of the consolidation of the former National Association of Investment Banks (Associação Nacional dos Bancos de Investimento), or “ANBID”, and the National Association of Financial Market Institutions (Associação Nacional das Instituições do Mercado Financeiro), or “ANDIMA”. ANBIMA is a private regulatory body that acts as the main representative of entities operating in the Brazilian financial and capital markets. Its purpose is to strengthen the development of the financial and capital markets in Brazil. ANBIMA seeks to act in an innovative fashion, representing its members’ interests and regulating its members’ activities, often adopting rules that are generally more restrictive than the government legislation currently in force. ANBIMA also acts as a provider of Brazilian financial and capital markets information and promotes several initiatives for increased investor and market professional education.

ANBIMA’s members are investment banks and multiple service banks, asset managers, brokerage firms, securities dealerships and investments consultants.

Regulation by the Brazilian Central Bank

The Banking Reform Law empowered the Brazilian Central Bank to implement the currency and credit policies established by the CMN and to control and supervise all public and private sector financial institutions. Pursuant to the Banking Reform Law, the Brazilian Central Bank is responsible for:

•
approving all corporate documents of a financial institution, any amendments thereto, any increase in capital, the setting up or transfer of its main location of business or any branch (whether in Brazil or abroad) and changes of control and equity reorganization;

•	determining the minimum capital requirements, compulsory deposit requirements and operational limits of financial institutions;

•
overseeing the filing by financial institutions of annual and semi-annual financial statements audited by independent auditors, formal audit opinions and monthly unaudited financial statements prepared in compliance with the standard accounting rules established by the Brazilian Central Bank for each type of financial institution;

•
requiring financial institutions to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity on a daily basis through computer systems and written reports and statements; and

•	approving the election of the members of statutory bodies of a financial institution.

The Brazilian Central Bank regulations impose, among others, specific requirements as set forth below.

Capital Adequacy and Leverage

The Brazilian Central Bank supervises the Brazilian banking system in accordance with the Basel Committee guidelines and other applicable regulations, including the Basel II Accord, which is currently being implemented, according to the Notices 12,746, dated December 9, 2004, 16,137, dated September 27, 2007 and 19,028, dated October 29, 2009. The banks provide the Brazilian Central Bank with the information necessary for it to perform its supervisory functions, which include supervising the movements in the solvency or capital adequacy of banks.

The main principle of the Basel Accord as implemented in Brazil is that a bank’s own resources must cover its principal risks, including credit risk, market risk and operational risk.

On December 16, 2010, the Basel Committee on banking supervision issued its new Basel III framework. The Basel III framework includes higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards. On January 7, 2013, amendments to the liquidity coverage ratio as a minimum standard were issued by the Basel Committee to ensure that banks hold sufficient liquid assets. Such amendments include (i) revisions to the definition of high quality liquid assets and net cash outflows, (ii) a timetable for phase-in of the standard; (iii) a reaffirmation of the usability of the stock of liquid assets in periods of stress; and (iv) an agreement for the Basel Committee to conduct further work on the interaction between the liquidity coverage ratio and the provision of central bank facilities. The new rules will be phased in gradually and, as with other Basel directives, these will not be self-effectuating. Rather, each country must adopt them by legislation or regulation to be imposed upon that country’s home banks.

On February 17, 2011, the Brazilian Central Bank enacted Notice 20,615 containing preliminary guidance and the schedule for the implementation of Basel III in Brazil. It is intended that the higher minimum capital requirements and new conservation and countercyclical buffers, revised risk-based capital measures, and the introduction of a new leverage ratio and two liquidity standards will be implemented in Brazil in line with the international schedule. Basel III complements existing rules, creating new parameters for absorption of greater system-wide risk to the banking system as the result of a build-up of excess credit growth in the jurisdiction. The Basel ratio would be increased from the current 11.0% to the maximum of 13.0%. The total ratio will be calculated by the sum of three parts: the Regulatory Capital (Patrimônio de Referência), the Conservation Capital (to assist the absorption of losses) and the Countercyclical Capital (to deal with risks of the macroeconomic environment).

The Regulatory Capital will continue to be composed by two tiers. Tier I capital will have a 6.0% floor, divided into two portions: common equity (corporate capital and profit reserves) of at least 4.5% and additional equity (hybrid debt and capital instruments authorized by the Brazilian Central Bank). Current hybrid instruments and subordinated debt approved by the Brazilian Central Bank as additional capital or Tier II are expected to be maintained if they also comply with Basel III requirements, including the mandatory conversion clauses into equity or write-off rules as directed by the Basel Committee. If such instruments do not comply with Basel III rules, there will be an estimated yearly deduction of 10.0% on the nominal value of such instruments, starting as from January 1, 2013.

The Basel III rules also provide for new metrics for the analysis of banks. The leverage ratio prevents the banks from entering into transactions exceeding a ratio calculated by the division of the Tier I capital by bank’s total exposure. Such leverage ratio will be capped at 3.0% of the risk-weighted assets as from 2018. The liquidity ratios of short and long term shall control the cash funds of the banks (for example, obligation to maintain liquid assets for stress scenarios of the financial system for 30 days and funding with solid and stable capital).

The following table presents an estimate of the implementation schedule of the main changes related to capital adequacy and leverage expected with respect to Basel III, as indicated by the Brazilian Central Bank, as per Notice 20,615:

Parameters	January 1, 2013	January 1, 2014	January 1, 2015	January 1, 2016	January 1, 2017	January 1, 2018	As from January 1, 2019
Common Equity	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%	4.5%
Tier I	5.5%	5.5%	6.0%	6.0%	6.0%	6.0%	6.0%
Regulatory Capital	11.0%	11.0%	11.0%	9.9%	9.3%	8.6%	8.0%
Conservative Capital	-	-	-	0.6%	1.3%	1.9%	2.5%
Countercyclical Capital	-	Up to 0.6%	Up to 1.3%	Up to 1.9%	Up to 2.5%	Up to 2.5%	Up to 2.5%

Basel III was recently implemented in Brazil through the issuance of several enacting rules and regulations published by the relevant authorities, as further described below.

By means of Provisional Measure 608, issued by the President of the Republic on February 28, 2013, the Federal Administration determined that financial institutions and other institutions authorized to operate by the Brazilian Central Bank may identify presumed credits based on the allowances for loan losses in each calendar year, whenever such credits arise, from temporary differences resulting from allowances for loan losses existing in the preceding calendar year, and from the balance of the accrued fiscal losses of the preceding calendar year.

Pursuant to Provisional Measure 608, new rules were also issued concerning Financial Bills to adapt them to the Basel III framework, as well as the possibility for the Brazilian Central Bank to limit payment of dividends by financial institutions if they disregard the prudential requirements defined by the National Monetary Council.

The National Monetary Council has published Resolutions 4192, 4193, 4194 and 4195, all dated March 1, 2013, which detail the new rules for determining the regulatory capital of financial institutions and certain minimum capital requirements. A set of fifteen new circular letters issued by the Brazilian Central Bank supplements the rules, and establishes the procedures for determining the risk-weighted assets (RWA). Some of the new rules set forth by the Brazilian regulatory authorities include the following:

(i) new methodology for determining regulatory capital, with the adoption of minimum requirements of regulatory capital, Tier 1 and Principal Capital, and inclusion of Additional Principal Capital. The Additional Principal Capital corresponds to the conservation (fixed) and counter cycle (variable) buffers established pursuant to Basel III rules, which represent the accumulation of additional capital reserves to be used in periods of stress. After a transition period, the Brazilian Central Bank will determine the exact percentage of Additional Principal Capital from a range between 2.5% to 5.0% of the RWA;

(ii) eligibility rules for Tier 1 and Tier 2, including mandatory conversion rules (delivery of equity in payment) and write-off rules;

(iii) new restrictions in respect of the acceptance of financial instruments which are not capable of effectively absorbing losses and the deduction of assets which may affect the value of the capital due to its low liquidity, dependence on future profits or difficulty to measure its value; and

(iv) independent requirements that must be continuously observed by financial institutions, including: (a) 4.5% of Principal Capital, composed mainly of shares, quotas, reserves and earned income; (b) 6.0% of Tier I, which is composed of Principal Capital and other instruments capable of absorbing losses with the financial institutions; and (c) 8.0% of total regulatory capital, which is composed of Tier I and other subordinated instruments capable of absorbing losses as of termination of the institution.

The implementation of the new capital structure in Brazil begins on October 1, 2013 and shall follow the agreed international timeframe until conclusion of the process, on January 1, 2022. Changes regarding the capital identification for credit risk that do not result in additional capital and that can easily be implemented by the institutions became effective as of the issuance of the new rules. The revocation of some of the regulations will be effective as of October 13, 2013.

Provisional Measure 472, enacted on December 15, 2009 and converted into Law 12,249 of June 11, 2010, established the concept of the Financial Bill (Letra Financeira), which was a new funding alternative for financial institutions that can be characterized as subordinated debt or a hybrid instrument of capital for purposes of capital adequacy rules. CMN Resolution 3,836 of February 25, 2010, established its minimum term of 24 months and minimum denomination of R$300,000. However, on August 23, 2012, the Brazilian Central Bank enacted Resolution 4,123 (“Resolution 4,123”), which revoked Resolutions 3,836, and 3,933, dated December 16, 2010, and amended and restated the rules applicable to Financial Bills (letras financeiras) to be issued by certain types of Brazilian financial institutions. Pursuant to Resolution 4,123, the minimum unitary face value of the financial bills without subordination clause was reduced from R$300,000 to R$150,000. The R$300,000 threshold was maintained in respect of financial bills with a subordination clause. In addition to other provisions, the new Resolution sets forth that financial bills with terms exceeding 48 months and not remunerated by the interfinancial deposit rate may be repurchased or resold before maturity if certain conditions are observed. CVM Ruling 488, enacted on December 16, 2010, established the procedures for public distribution of Financial Bills, by means of a program with multiple series that may be issued from time to time. Provisional Measure 608, enacted on February 28, 2013, introduced new rules on Financial Bills to adapt it to the Basel III framework.  The following main features were added to the Financial Bill:

•
Possibility of issuance of financial bills convertible into equity. The conversion may not be requested by the investor or the issuer (financial institution), and is subject to the rules indicated below. The issuance of financial bills convertible into equity is subject to the preemptive right of shareholders, except in case of public offering and other exceptions established in the regulations;

•
In case the financial bills will be part of the regulatory capital of the financial institution, suspension of payment of interest in case of non-compliance with capital prudential rules. In addition, in accordance with Basel III rules, and in order to preserve the regular functioning of the financial system, the Brazilian Central Bank may determine the conversion into equity or extinction of the debt (write-off), and these decisions shall not be considered an event of default; and

Financial bills may include as early maturity events an event of default on the payment of the remuneration of the bill or the dissolution of the financial institution.

The Role of the Public Sector in the Brazilian Banking System

In light of the global financial crisis, on October 6, 2008, the Brazilian President enacted provisional regulations related to the use of international reserves of foreign currency by the Brazilian Central Bank in order to provide financial institutions with liquidity by means of rediscount and loan transactions. Furthermore, on October 21, 2008, the Brazilian President enacted provisional regulations increasing the role of the public sector in the Brazilian banking system. These regulations authorize (1) Banco do Brasil and Caixa Econômica Federal to directly or indirectly acquire controlling and non-controlling stakes in private and public financial institutions in Brazil, including insurance companies, social welfare institutions and capitalization companies; (2) the creation of Caixa Banco de Investimentos S.A., a wholly-owned subsidiary of Caixa Econômica Federal, with the objective of conducting investment banking activities; and (3) the Brazilian Central Bank to carry out currency swap transactions with the central banks of other countries. Such provisional regulation was enacted into Law 11,908 on March 3, 2009.

Reserve and Other Requirements

Currently, the Brazilian Central Bank imposes a series of requirements on financial institutions regarding compulsory reserves. Financial institutions must deposit these reserves at the Brazilian Central Bank. The Brazilian Central Bank uses reserve requirements as a mechanism to control the liquidity of the Brazilian financial system. Reserves imposed on current account, savings and time deposits represent almost the entirety of the amount that must be deposited at the Brazilian Central Bank.

Since the financial crisis of 2008, the CMN and the Brazilian Central Bank enacted measures to modify Brazilian banking laws in order to provide the financial market with greater liquidity. By the end of 2010 and beginning of 2011, some of these measures were restored to levels existing prior to the crisis. Currently the main provisions are the following:

•	Increases in the rate for demand deposit reserve requirements from 42.0% by July 2010 to a rate of 43.0% from July 2010 to July 2012, 44.0% from July 2012 to July 2014 and 45.0% as of July 2014;

•	Increases in the additional rate for demand and time deposit reserve requirements from 8.0% to 12.0% (for savings deposits the rate was maintained at 10.0%);

•
Limitation on deductibility from the additional rate for demand, savings and time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (1) less than R$2 billion has been increased to R$3 billion, (2) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1,5 billion to R$2 billion, (3) equal to or greater than R$5 billion and less than R$15 billion has been set at R$1 billion, and (4) greater than R$15 billion has been established at zero;

•	Increase in the reserve requirement for time deposits from 15.0% to 20.0%;

•
Limitation on deductibility from time deposit reserve requirements for financial institutions with consolidated Tier 1 Capital of (i) less than R$2 billion has been increased from R$2 billion to R$3 billion, (ii) equal to or greater than R$2 billion and less than R$5 billion has been increased from R$1.5 billion to R$2 billion, (iii) greater than R$5 billion and less than R$15 billion has been set at R$1 billion, and (iv) greater than R$15 billion has been established at zero;

•	Financial bills issued by financial institutions have been exempted from reserve requirements; and

•
Creation of a cash reserve requirement for independent financial institutions with foreign exchange operations, corresponding to 60.0% of the assessment base over the average amount calculated based on the daily short position taken in foreign currencies in excess of the lower of (1) U.S.$1 billion or (2) the Tier I regulatory capital of the financial institution. On October 24, 2008, pursuant to Circular 3,416, the Brazilian Central Bank enacted regulations permitting financial institutions to deduct the amount of voluntary installments of the ordinary contribution to the FGC from compulsory demand deposits.

On October 6, 2008, the Brazilian President ratified provisional regulations allowing the Brazilian Central Bank to: (1) acquire credit portfolios from financial institutions through rediscount operations; and (2) grant loans in foreign currencies in order to finance Brazilian export transactions. Pursuant to CMN Resolution 3,622, dated October 9, 2008, as amended, the term of the rediscount operations and the loans in foreign currencies will be for up to 360 days. After such term, the financial institution must repurchase its assets. The repurchase price of the rediscount operation will correspond to the purchase price with interest charged at the SELIC rate plus 4.0% per annum. The interest on foreign currency loans will be the London InterBank Offered Rate (LIBOR) for the relevant foreign currency plus a percentage fixed by the Brazilian Central Bank depending on market conditions.

The Brazilian Central Bank will acquire only credit portfolios and debentures issued by non-financial institutions rated as AA, A or B, according to Brazilian Central Bank rules. The financial institutions must provide Brazilian Central Bank with guarantees that may vary from 120.0% to 170.0% of the credit portfolio value, depending on the credit portfolio risk rate, or guarantees that may vary from 120.0% to 140.0% of the debenture value, depending on its risk rate. In relation to the foreign currency loans, financial institutions must also provide the Brazilian Central Bank with guarantees of 100.0% of the value of the loan.

In addition, on the rediscount operations, the Brazilian Central Bank may impose the following measures on financial institutions: (1) the obligation to pay additional amounts in order to meet the risk to which financial institutions may be exposed; (2) the adoption of more restrictive operational limits; (3) the restrictions on certain transactions or operational practices; (4) the rearrangement of the adequate liquidity level of the financial institution; (5) the suspension of dividends higher than the minimum required by law; (6) the prohibition of acts that may result in an increase of the remuneration of management; (7) the prohibition of the development of new lines of business; and (8) the prohibition of sales of assets.

Below are some of the current types of reserves:

Time Deposits (CDBs). Pursuant to Circular 3,569, dated December 22, 2011, as amended (“Circular 3,569/11”), the Brazilian Central Bank currently imposes a reserve requirement of 20.0% in relation to time deposits, and requires that such reserve requirement of 20.0% be calculated in relation to the weekly arithmetic average balance of time deposits discounted by R$30 million. At the end of each day, the amount of such securities shall be equivalent to 100.0% of the compulsory deposit requirements. After calculating the required reserve amount, the respective financial institution should deposit an amount equivalent to the surplus of (1) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (2) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (3) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion; and (4) zero for financial institutions with regulatory capital higher than R$15 billion. At the close of each day, the amount of such securities should be equivalent to 100.0% of the reserve requirement. On May 21, 2012, the Brazilian Central Bank enacted Circular 3,594 (“Circular 3,594”), which amended Circular 3,569/11, and created new rules for term deposit reserve requirements. Circular 3,594 set forth that financial institutions may deduct from the term deposit reserve basis the amount of the credit facilities granted as of May 22, 2012, for the financing and leasing of automobiles and commercial vehicles, provided that the transactions are posted as an asset and originated by (i) the financial institution itself, (ii) another financial institution of the same conglomerate, or (iii) a directly or indirectly controlled financial institution.

Additional Deposit Requirements. Pursuant to Circular 3,655, dated March 27, 2013, which revoked Circular 3,144, dated August 14, 2002, the Brazilian Central Bank stipulated an additional reserve requirement on deposits raised by full service banks, investment banks, commercial banks, development banks, finance, credit and investment companies, real estate credit companies and savings and loan associations. These institutions are required to deposit on a weekly basis the total sum of the following amounts : (1) 11.0% of the mathematical average of funds from time deposits subject to the reserve requirement; (2) 10.0% of the mathematical average of funds from savings accounts subject to the reserve requirement; and (3) 0% of the mathematical average of funds from demand deposits subject to the reserve requirement. These amounts must be discounted from: (1) R$3 billion for financial institutions with consolidated Tier 1 capital under R$2 billion; (2) R$2 billion for financial institutions with consolidated Tier 1 capital between R$2 billion and R$5 billion; (3) R$1 billion for financial institutions with consolidated Tier 1 capital between R$5 billion and R$15 billion , and (4) zero for financial institutions with regulatory capital higher than R$15 billion. At the close of each day, the balance of such account should be equivalent to 100.0% of the additional reserve requirement.

Demand Deposits. Pursuant to Circular 3,632, dated February 21, 2013, as a general rule, banks are currently required to deposit 45.0% of the sum of the arithmetic average balance of demand deposits, previous notices, third-party funds in transit, collection of taxes and similar items, banker’s checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment and proceeds from the realization of guarantees in excess of R$44 million. However, up until the calculation and compliance periods beginning (i) on June 2, 2014 and June 18, 2014, respectively, for Group A institutions, and (ii) on June 9, 2014 and June 25, 2014, respectively, for Group B institutions, the applicable rate shall be 44%. The calculation is made over a two-week period, beginning on Monday of the first week and ending on Friday of the following week. At the end of each day, the balance of the bank’s accounts must be equivalent to at least 80.0% of the required deposit for the respective period. On December 27, 2012, the Brazilian Central Bank enacted Circular 3,622, which set forth that compliance with the requirements over demand deposits may be carried out with deduction of the amount corresponding to the updated outstanding balance of the loans granted as of December 21, 2012 and which are in accordance with certain criteria established for the sub-programs of Resolution 4,170, dated December 20, 2012. Such deduction is limited to 20.0% of the deposit requirement and only apply to financial institutions which, in September 2012, had Tier 1 Regulatory Capital above R$6 billion.

On January 23, 2012, the Brazilian Central Bank enacted Circular 3,573, which set forth new rules in respect of the deduction of amounts linked to rural credit financing with agricultural funding for purposes of the requirements regarding compulsory reserves over demand deposits. The Brazilian Central Bank allowed the deduction of amounts corresponding to the (1) daily average balance of the rural credit financings with agricultural funding contracted between January 1, 2012 and September 30, 2012, and pegged in mandatory funds established in the Manual of Rural Lending; and (2) daily average balance of investments in Interfinancial Deposits Linked to Rural Lending, which funds shall be used in the transactions mentioned in (1) above; both (1) and (2) above limited to 5.0% of the demand deposit requirement. The daily average balance indicated in (1) and (2) above relates to the business days of the calculation period of the compulsory reserves over demand deposits.

Rural Lending. According to the Manual of Rural Lending, as published by the Brazilian Central Bank, financial institutions are required to maintain a daily average balance of rural lending not lower than 34.0% of the daily balance of all accounts subject to compulsory reserve requirements. A financial institution that does not meet this requirement will be subject to payment of fines or, at the financial institution’s discretion, to deposit the due amount with the Brazilian Central Bank.

Repurchase Agreements, Export Notes, etc. The Brazilian Central Bank at times has established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, derivative transactions and certain types of assignments. This reserve requirement is currently set at zero, pursuant to Circular 2,820, dated May 27, 1998.

Savings Accounts. Pursuant to Circular 3,093, dated March 1, 2002, as amended, the Brazilian Central Bank currently requires Brazilian financial institutions to deposit on a weekly basis, in an interest-bearing account with the Brazilian Central Bank, an amount in cash equivalent to 15.0% of the average weekly aggregate balance of savings accounts, during the second week from the week for which the calculation was made. In addition, a minimum of 65.0% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector.

Reinvestment of Deposits Linked to Interbank Rates. Financial institutions are permitted to accept deposits with interest calculated by reference to the Average Interbank Interest Rate (Taxa Básica Financeira), subject to a reserve requirement and provided that such deposits are made in observance of the minimum terms provided in specific regulation.

In summary, the following table sets forth the reserve and lending requirements to which we are subject for each category of funding:

Product	As of December 31, 2011	As of December 31, 2012	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	28%	34%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(3)	2%	2%	Loans and Cash	Cap rate: 2% p.m. and Zero for Cash
Reserve requirements	43%	44%	Cash	Zero
Additional reserve requirements(2)	12%	0%	Cash	SELIC
Free funding(4)	15%	20%
Savings accounts
Mortgage loans	65%	65%	Loans and Cash	Cap of TR + 12% p.a. and TR + 6.17% for Cash TR + 6.17% p.a., or TR + 70% of the target
Reserve requirements(6)	20%	20%	Cash	SELIC – (new rule)
Additional reserve requirements	10%	10%	Cash	SELIC
Free funding(4)	5%	5%
Time deposits
Reserve requirements	20%	20%
In cash or credit(5)	7.2%	10%	Cash or Credit	SELIC for Cash
In cash	12.8%	10%	Cash	SELIC
Additional reserve requirements	12%	11%	Cash	SELIC
Free funding(4)	68%	69%

(1)
Rural credit loans are loans to agricultural customers, of which R$4.3 billion and R$4.4 billion were outstanding at December 31, 2011 and December 31, 2012, respectively.On June 28, 2012, the Brazilian Central Bank enacted Resolution 4096, which amended the Rural Credit Manual and established that financial institutions shall maintain 34.0% of the arithmetic average of their Value to be Reserved (Valor Sujeito a Recolhimento - VSR) invested in rural credit transactions.

(2)
On September 14, 2012, the Brazilian Central Bank enacted Circular 3,609, which amended Circular 3,144, dated August 14, 2002, and Circular 3,569, dated December 22, 2011. Circular 3,609 reduced the additional reserve requirement rate on demand deposits from 6.0% to zero, which became effective on the date thereof.

(3)	Microcredit loans are loans to very small businesses of which R$209.8 million and R$261.6 million were outstanding as of December 31, 2011 and December 31, 2012, respectively.

(4)	Free funding is the amount of each category of funding we are free to use for any purpose.

(5)	Includes only credit acquired up to December 31, 2012 from financial institutions having net capital of less than R$3.5 billion.

(6)
The Brazilian Central Bank issued Circular 3,596/12, changing the rules of calculation to receive interest on reserve requirements of savings deposits. In addition, Provisional Measure No. 567 created new rules regarding the remuneration of the deposits in savings account, setting forth that the earning of the savings account shall be 70.0% of the SELIC rate plus the variation of the reference rate whenever the SELIC rate becomes equal to or less than 8.5% per year. In case the SELIC rate is greater than 8.5%, the earning of the savings account shall be 0.5% per month plus the variation of the reference rate.

Also in this respect, on May 30, 2012, the Brazilian Central Bank enacted Circular No. 3,595, which explained the formula used to calculate the percentage relating to the additional remuneration of the deposits in savings account.

On July 28, 2011 the CMN enacted Resolution 3,998, effective as of August 22, 2011, which requires that financial institutions in Brazil register assignments of the following types of credit transactions: (1) payroll loans and (2) vehicle leases. Under CMN Resolution 3,998, financial institutions must appoint an officer responsible for registration procedures and specified controls related to these credit transactions and the assignment thereof. The information required to be disclosed upon registration of these credit transactions and their assignment includes: (1) name of the assignor and assignee, (2) name of the financial institution that granted the underlying credit, (3) certain information with respect to the credit transaction being assigned (e.g., identity of the debtor, specified dates, any guarantees, amounts payable, installments, etc.) and (4) details of the credit assignment transaction (e.g., amounts assigned, portion of the credit transaction subject to the assignment, specified dates, any guarantees involved). Such registration must be made before a clearing house duly authorized to act as such by the Brazilian Central Bank.

On December 22, 2011, the Brazilian Central Bank issued Circular 3,569/11 , consolidating and redefining term deposit reserve requirements applicable to commercial banks, full-service banks, development banks, investment banks, foreign exchange banks, savings banks and credit, financing and investment companies. The percentage of term deposit reserves eligible to earn interest will be limited to 80.0% beginning February 2012, 75.0% beginning in April 2012, 64.0% beginning in June 2012, 50.0% beginning in October 2012, 64.0% beginning in February 2014, 73.0% beginning in April 2014, 82.0% beginning in June 2014, and 100.0% beginning in August 2014. The Brazilian Central Bank also (1) redefined the limitation on deductibility from time deposit reserve requirements for transactions where the counterparty is a smaller financial institution and (2) reduced the Tier 1 Regulatory Capital criterion (Patrimônio de Referência, Nível I) applicable to smaller financial institutions from R$2.5 billion to R$2.2 billion for purposes of deductibility from time deposit reserve requirements. On November 8, 2012, the Brazilian Central Bank enacted Circular 3,613 (“Circular 3,613”), which amended Circular 3,569/11, and increased the Tier 1 Regulatory Capital criterion  from R$2.2 billion to R$3.5 billion. In addition, the reduction of term deposit reserve requirements of R$1 billion now applies to financial institutions with Tier I Regulatory Capital ranging from R$5 billion to R$15 billion, instead of from R$5 billion to R$7 billion as previously set forth by Circular 3,569/11. Also pursuant to Circular 3,613, the acquisition of portfolios by financial institutions may be deducted if the selling institution detains 20% of its liabilities in time deposits and also financial bills.

Liquidity Risk Management Structure

On May 24, 2012, the Brazilian Central Bank enacted Resolution 4,090, which set forth new rules regarding liquidity risk management structure of financial institutions. Pursuant to such regulation, financial institutions must maintain a liquidity risk management structure compatible with the nature of its transactions, the complexity of its products and services and the dimension of its risk exposure. The liquidity risk management structure shall identify, evaluate, supervise and control the risks associated to each institution individually and to the financial conglomerate. The description of the liquidity risk management structure must be evidenced in a public report, which disclosure shall occur at least annually.

Credit Card Regulations

On November 25, 2010, the CMN enacted Resolution 3,919 which established new rules applicable to the fees charged for services rendered by financial institutions, including specific rules regarding the information to be disclosed in credit card invoices, the types of fees that can be charged and the requirement that financial institutions offer clients the option of a credit card with certain basic services. The new rules took effect on March 1, 2011. On September 29, 2011, CMN Resolution 3,919 was amended by CMN Resolution 4,021, which established new rules for fees that can be charged by financial institutions for providing services relating to over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel, and set forth the requirement for reporting the total effective value of such transactions. Pursuant to CMN Resolution 4,021, financial institutions were required to implement the new rules before January 2, 2012.

On November 25, 2010, the Brazilian Central Bank issued Circular 3,512 which established a minimum monthly amount that credit card holders must pay on outstanding credit card balances, which was set at 15.0% as of June 2011. On July 18, 2011, Circular 3,512 was amended by Circular 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

Asset Composition Requirements

Pursuant to CMN Resolutions 2,283, dated June 5, 1996, and 2,669, dated November 25, 1999, as amended, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions may not exceed 50.0% of the sum of their referenced shareholders’ equity, calculated in accordance with the criteria established by the Brazilian Central Bank.

According to CMN Resolution 2,844, dated June 29, 2001, as amended, Brazilian financial institutions may not have more than 25.0% of their referenced shareholders’ equity allocated to credit transactions (including guarantees) extended to the same customer (including its parent, affiliates and subsidiaries) or in securities of any one issuer, and may not act as underwriter (excluding best efforts underwriting) of securities issued by any one issuer representing more than 25.0% of their referenced shareholders’ equity.

Pursuant to CMN Resolution 3,339, dated January 26, 2006, repurchase transactions executed in Brazil are subject to operational capital limits based on the financial institution’s shareholders’ equity, as adjusted in accordance with Brazilian Central Bank regulations. A financial institution may hold repurchase transactions only in an amount up to thirty times its adjusted shareholders’ equity. Within that limit, repurchase transactions involving private securities may not exceed five times the amount of adjusted shareholders’ equity. Limits on repurchase transactions involving securities backed by Brazilian governmental authorities vary in accordance with the type of security involved in the transaction and the perceived risk of the issuer as established by the Brazilian Central Bank.

The Brazilian Central Bank has issued regulations (Circular 3,086, dated February 15, 2002, as amended, and Circular 3,068, dated November 8, 2001, as amended) for the classification and valuation of securities and derivative financial instruments — including government securities — owned by financial institutions, based on the investment strategy of the financial institution. Under these regulations, securities and derivatives are to be classified into three categories — trading, available for sale and held to maturity. “Trading” and “available for sale” securities are to be marked-to-market with effects in income and shareholders’ equity, respectively. Securities classified as “held to maturity” are recorded at cost. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges and qualify for hedge accounting under the regulations issued by the Brazilian Central Bank. Securities and derivatives in the “held to maturity” portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency Loans

The Regulation of Exchange Market and International Capitals (Regulamento do Mercado de Câmbio e Capitais Internacionais, or the “RMCCI”) of the Brazilian Central Bank contains a complete set of rules involving the exchange market, Brazilian capital abroad and foreign capital in Brazil.

Individuals or legal entities domiciled in Brazil are allowed to enter into credit transactions with creditors domiciled abroad, without the need to obtain a prior approval from the Brazilian Central Bank in connection with the inflow of funds into Brazil, pursuant to CMN Resolution 3,844, dated March 23, 2010. Financial institutions and leasing companies are allowed to raise funds abroad and freely apply such funds in the local market. Lending such funds to other financial institutions, individuals or non-financial entities is also permitted. These onlendings take the form of loans denominated in Brazilian currency but indexed to the U.S. dollar, and their terms must mirror the terms of the original transaction. The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may charge only an on-lending commission.

Notwithstanding the exemption from prior approval, the inflow of funds into Brazil related to (1) issuance of securities abroad, (2) foreign loans, (3) loans related to export transactions (securitization of export transactions), and (4) pre-payments of export transactions with a maturity term of more than 360 days, is subject to prior electronic declaratory registration through the Module RDE-ROF of SISBACEN.

The registration in such Module RDE-ROF shall be effected by the borrower or by its representative by providing the Brazilian Central Bank with the relevant information regarding (1) the parties of the transaction, (2) the financial conditions and the term for effecting the payment of principal, interest and other encumbrances, (3) the confirmation letter of the creditor, confirming the conditions of the transaction, and (4) any other information requested by the Brazilian Central Bank through the SISBACEN.

As a general rule, registrations are automatically granted by the issuance of the RDE-ROF number of the transaction. Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practice and the structure of the transaction does not fit within the existing standards of the electronic system. So long as the Brazilian Central Bank does not object to the registration within five business days, then the registration is complete. Without such initial registration, interested parties are neither able to receive funds in Brazil nor to remit the funds outside of Brazil. After the inflow of the funds, the borrower shall register the payment schedule in the Module RDE-ROF, which is necessary for remittances abroad of principal, interest and charges, and for the shipment of goods.

Financial institutions that fail to provide required information to the Brazilian Central Bank with respect to foreign exchange transactions or that provide incomplete or inaccurate information are subject to penalties.

On March 4, 2009, the CMN enacted Resolution 3,689, which authorizes the Brazilian Central Bank to lend U.S. dollars to Brazilian banks in order for the banks to pay foreign debts incurred by their branches abroad.

Pursuant to Circular 3,474 enacted on November 13, 2009, the financial derivatives (such as options, term agreements, future contracts or swaps) related to the cost of an on-lending transaction executed between Brazilian residents and non-residents of Brazil shall be registered with the financial settlement system duly authorized by the Brazilian Central Bank or the CVM.

On March 1, 2012 the Brazilian Central Bank issued Circular 3,580 (“Circular 3,580”) which amended the RMCCI and established limitations to export financings. According to Circular No. 3,580, as of its enactment export pre-payments could only be granted by the importer and for a limited term of up to 360 days. The measure was aimed at avoiding further appreciation of the real against foreign currencies. Nonetheless, on December 4, 2012, the Brazilian Central Bank, through Circular 3,617, decided to allow export pre-payments with terms longer than 360 days, but limited to 1,800 days.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may be conducted only by institutions duly authorized by the Brazilian Central Bank to operate in the foreign exchange market. There is no current limit to long or short positions in foreign currency for banks authorized to carry out transactions on the foreign exchange market. In accordance with Circular 3,401, dated August 15, 2008, other institutions within the national financial system are not allowed to have short positions in foreign currency, although there are no limits with respect to foreign exchange long positions.

The Brazilian Central Bank imposes a limit on the net exposure of Brazilian financial institutions and their affiliates to assets and debt subject to foreign currency and gold fluctuation. The limit is currently equivalent to 30.0% of the institution’s adjusted shareholders’ equity, pursuant to CMN Resolution 3,488, dated August 29, 2007.

Penalties for non-compliance with foreign currency position limits range from compulsory sale of foreign currency to revocation of authorization to operate in the foreign exchange market.

On January 26, 2012, the CMN enacted Resolution 4,051, setting forth that securities brokerage firms, securities dealerships and foreign exchange brokerage firms can carry on foreign exchange transactions with clients for prompt settlement of up to U.S.$100 thousand. Furthermore, CMN Resolution 4,051 also establishes that the reference for the granting of advances on foreign exchange contracts (ACC) and advances on delivered commercial papers (ACE) relating to foreign exchange agreements for services export shall be the services indicated by the Ministry of Development, Industry and Foreign Trade. Finally, CMN Resolution 4,051 consolidates the rules in effect about export in general.

Treatment of Overdue Debts

Pursuant to CMN Resolution 2,682, dated December 21, 1999, as amended, the Brazilian Central Bank requires financial institutions to classify credit transactions in accordance with their level of credit risk—as one of AA, A, B, C, D, E, F, G or H—and make provisions according to the level attributed to each transaction. Such credit classifications shall be determined in accordance with criteria set forth from time to time by the Brazilian Central Bank relating to: (1) the condition of the debtor and the guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, delay in payments, contingencies and credit limits; and (2) the terms of the transaction, such as its nature and purpose, type of collateral and, in particular, its level of liquidity and the total amount of the credit. Where there are several credit transactions involving the same customer, economic group or group of companies, the credit risk must be determined by analyzing the particular credit transaction of such customer or group which represents the greatest credit risk to the financial institution.

Credit transactions of up to R$50 thousand may be classified either by the financial institution’s own evaluation method or according to the number of days such transaction is past due, whichever is the more stringent.

Credit classifications are required to be reviewed:

•	monthly, in the event of a delay in the payment of any installment of principal or interest, in accordance with the following maximum risk classifications:

(1)	1 to 14 days overdue: risk level A;

(2)	15 to 30 days overdue: risk level B;

(3)	31 to 60 days overdue: risk level C;

(4)	61 to 90 days overdue: risk level D;

(5)	91 to 120 days overdue: risk level E;

(6)	121 to 150 days overdue: risk level F;

(7)	151 to 180 days overdue: risk level G; and

(8)	more than 180 days overdue: risk level H;

•
every six months, in the case of transactions involving the same customer, economic group or group of companies, the amount of which exceeds 5.0% of the adjusted net worth of the financial institution in question; and

•
once every twelve months, in all circumstances, except in the case of credit transactions with a customer whose total liability is lower than R$50 thousand, the classification of which may be reviewed as provided in above. Such R$50 thousand limit may be amended by the Brazilian Central Bank from time to time.

Failure to comply with the requirements established by the Brazilian Central Bank will result in the reclassification of any transaction to risk level H.

Credit loss provisions must be made monthly by each financial institution in accordance with the following:

•	0.5% of the total amount of credit transactions classified as level A;

•	1.0% of the total amount of credit transactions classified as level B;

•	3.0% of the total amount of credit transactions classified as level C;

•	10.0% of the total amount of credit transactions classified as level D;

•	30.0% of the total amount of credit transactions classified as level E;

•	50.0% of the total amount of credit transactions classified as level F;

•	70.0% of the total amount of credit transactions classified as level G; and

•	100.0% of the total amount of credit transactions classified as level H.

The allowances for credit losses reflected in our IFRS consolidated financial statements are not based on the above criteria but rather on the criteria described under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies—Impairment Losses on Financial Assets”.

Credit Performance Information

Law 12,414, dated June 9, 2011, established rules for the organization and consultation of databases regarding credit performance information of individuals and legal entities, for purposes of organization of credit track records. On December 20, 2012, the Brazilian Central Bank enacted Resolution 4,172, which regulates the provision of credit performance information by financial institutions to such data bases. The referred provision of information is conditioned to the express request or authorization of the institution’s clients. Financial institutions must carry out the necessary operational adjustments to comply with Resolution 4,172 up to August 1, 2013.

Transactions with Affiliates

Law 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any of its directors or officers and certain of such individuals’ family members and any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution (except loans to leasing subsidiaries). Violations of Law 7,492 are punishable by two to six years’ imprisonment and a fine. On June 30, 1993, the CMN issued Resolution 1,996, which requires any such transaction to be reported to the Public Ministry’s office.

Compensation of Directors and Officers of Financial Institutions

On November 25, 2010, the CMN issued Resolution 3,921 which established new rules related to the compensation of directors and officers of financial institutions, requiring that financial institutions establish a compensation policy for directors and officers. The compensation of directors and officers can be fixed or variable. Variable compensation may be based on specific criteria set forth in CMN Resolution 3,921 and is required to be compatible with the financial institution’s own risk management policies. At least 50.0% of variable compensation must be paid in stock or stock-based instruments and at least 40% of variable compensation must be deferred for future payment by at least 3 years. These new rules are effective as from January 1, 2012.

Facilitation of Financial Sector Consolidation

The Brazilian government established a set of rules with the purpose of facilitating corporate reorganizations among financial institutions. These rules assure the liquidity and solvency of the National Financial System and protect depositors’ and investors’ interests. The main measures include: (1) granting the Brazilian Central Bank power to determine mandatory capitalization and to regulate the transfer of control and/or corporate restructuring of financial institutions; (2) the establishment by the Brazilian Central Bank of a special credit facility, known as the Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional (the Program for the Improvement and Enhancement of the National Financial System, or the “PROER”), for the specific purpose of financing financial institutions which acquire control or assets and obligations of other financial institutions or whose control is transferred to third parties; and (3) the creation of certain tax benefits for financial institutions that are financed by the PROER.

The PROER was created to protect savings and investments in Brazil. The PROER allowed the Brazilian Central Bank to intervene to protect against failures of financial institutions facing liquidity crises. The creation of the PROER streamlined the process by which the government could acquire control of a failing financial institution and granted the Brazilian Central Bank authority to determine an appropriate course of action to prevent failure of any such financial institution, whether through a capital increase, merger, spin-off or otherwise. Non-compliance by a financial institution with any such determinations by the Brazilian Central Bank could make such financial institution subject to the Temporary Special Administration Regime (Regime de Administração Temporária), as described below. The intention of the government in establishing the PROER was to strengthen prudent supervision of financial institutions by means of verification of liquidity and asset quality. These measures were similar to current measures being implemented in the United States and Europe in response to the global financial crisis.

Recently, in accordance with Resolution 4122, dated August 2, 2012, which revoked Resolutions 3040 and 3041, both dated November 28, 2002, the Brazilian Central Bank established (i) new requirements and procedures for the authorization for organization and operation, cancellation of authorization and changes of control and corporate reorganization of full-services banks, commercial banks, investment banks, development banks, exchange banks, investment, financing and credit companies, real estate credit companies, mortgage companies, development agencies, financial lease companies, securities brokerage firms, securities dealerships and foreign exchange brokerage firms, and (ii) conditions for exercise of positions of responsibility in corporate bodies under the by-laws or by contract of financial institutions and other institutions authorized to operate by the Brazilian Central Bank. In general terms, the new Resolution created additional tools to the Brazilian Central Bank, allowing it to carry out a more complete and qualitative review of the authorization processes submitted for analysis.

Deposit Insurance

On November 16, 1995, the Brazilian Central Bank approved the by-laws and applicable regulations of the FGC, the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention, liquidation, bankruptcy or insolvency. The FGC is funded by ordinary contributions made by the financial institutions in the amount of up to 0.0125% of the total amount of outstanding balances of the accounts corresponding to guaranteed obligations, and certain special contributions as determined. Delay in performing such contributions is subject to a penalty of 2.0% over the amount of the contribution.

The FGC is managed by a board of directors and by an executive office, both appointed by the general meeting. The total amount of credit in the form of demand deposits, savings deposits, time deposits, deposits maintained in accounts blocked for transactions with checks (for the registration and control of funds relating to the rendering of services of payment of salaries, earnings, pensions), bills of exchange, real estate bills, mortgage bills, real estate credit bills and repurchase and resale agreements which object are instruments issued after March 8, 2012 by a company of the same group due to each customer by a financial institution (or by financial institutions of the same financial group) will be guaranteed by the FGC for up to a maximum of R$70 thousand per customer, pursuant to Resolution 3,931, dated December 3, 2010. When the assets of the FGC reach 2.0% of the total amounts they guarantee, the CMN may temporarily suspend or reduce the contribution of financial institutions to the FGC. The volume of deposits that financial institutions can accept with the guarantee granted by FGC will be reduced by 20.0% every year from January 2012 to January 2016, thereby ending such insurance by 2016.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control:

•	their financial, operational and management information systems; and

•	their compliance with all applicable regulations.

The board of directors of the relevant financial institution is responsible for implementing an effective structure of internal controls by defining responsibilities and control procedures and establishing corresponding goals and procedures at all levels of the institution. The board of directors is also responsible for verifying compliance with all internal procedures.

The internal auditing department reports directly to the executive officers or management of the institution, as applicable. The external auditors are responsible for issuing a report on the internal control system.

Rules about the Collection of Bank Fees

The collection of bank fees and commissions is extensively regulated by the CMN and by the Brazilian Central Bank. CMN Resolution 3,919, effective as of March 1, 2011, amended the existing rules seeking standardization of the collection of bank fees and the cost of credit transactions for individuals. According to these rules, bank services to individuals are divided into the following four groups: (1) essential services; (2) priority services; (3) special services; and (4) specific or differentiated services. Banks are not able to collect fees in exchange for supplying essential services to individuals with regard to checking accounts, such as (1) supplying a debit card; (2) supplying ten checks per month to accountholders who meet the requirements to use checks, as per the applicable rules; (3) supplying a second debit card (except in cases of loss, theft, damage and other reasons not caused by the bank); (4) up to four withdrawals per month, which can be made at a branch of the bank, using checks or in ATM terminals; (5) supplying up to two statements describing the transactions during the month, to be obtained through ATM terminals; (6) inquiries over the internet; (7) up to two transfers of funds between accounts held by the same bank, per month, at a branch, through ATM terminals or over the internet; (8) clearing checks and (9) supplying a consolidated statement describing, on a month-by-month basis, the fees charged over the preceding year with regard to checking accounts and savings accounts. Certain services rendered to individuals with regard to savings accounts also fall under the category of essential services and, therefore, are exempt from the payment of fees. CMN Resolution 3,919 prohibits banks from collecting fees for supplying essential services in connection with deposit and savings accounts where clients agree to access and use their accounts by electronic means only. In the case of these exclusively electronic deposit and savings accounts, banks are only authorized to collect fees for supplying essential services when the client voluntarily elects to obtain personal service at the banks’ branches or client service locations.

Priority services are the ones rendered to individuals with regard to checking accounts, transfers of funds, credit transactions, leasing, standard credit cards, over-the-counter exchange transactions for the purchase or sale of foreign currency in respect of international travel and records and are subject to the collection of fees by the financial institutions only if the service and its nomenclature are listed in its Appendix I. CMN Resolution No. 3,919 also states that commercial banks must offer to their individual clients a “standardized package” of priority services, whose content is defined by Appendix I. Banking clients must have the option to acquire individual services, instead of adhering to the package.

The collection of fees in exchange for the supply of special services (including, among others, services relating to rural credit, currency exchange market and on-lending of funds from the real estate financial system, for example) are still governed by the specific provisions found in the laws and regulations relating to such services. The regulation authorizes financial institutions to collect fees for the performance of specific services, provided that the account holder or user shall be informed of the conditions for use and payment or the fee and charging method are defined in the contract. Some of the specific services are (1) approval of signatures; (2) management of investment funds; (3) rental of safe deposit boxes; (4) courier services; (5) custody and brokerage services, (6) endorsement of clients debts (aval, or guarantee); and (7) foreign currency exchange, among others.

Other changes included in CMN Resolution 3,919 are: (1) prohibition from charging fees for amending adhesion contracts, except in the cases of asset replacement in leasing transactions and early liquidation or amortization, cancelation or termination; (2) prohibition from including services related to credit cards and other services not subject to fees in service packages that include priority, special and/or differentiated services; (3) subscription to service packages must be through a separate contract; (4) information given to the customer with respect to a service package must include the value of each service included in the package, the number of times that each service may be utilized per month, and the total price of the package; (5) a customer’s annual banking statement must separately identify default interest, penalties and other costs charged on loans and leasing transactions; (6) registration fees cannot be cumulatively charged; (7) overdraft fees can be charged, at most, once over the course of 30 days.

CMN Resolution 3,919 also established new rules applicable to credit card, including types of fees that can be charged for services rendered by financial institutions, information to be disclosed in credit card invoices and agreement and creation of two types of credit cards: (1) a basic credit card with certain basic services, which was classified as a prior service; and (2) a differentiated credit card, with rewards and other benefits to the consumer, which was classified as a differentiated service. In addition, Brazilian Central Bank Circular 3,512 established a minimum amount that credit card holders must pay monthly on outstanding credit card balances: 15.0% as of June 2011. On July 18, 2011, Circular 3,512 was amended by Circular 3,549, which established that the rules for payment of a minimum amount by credit card holders is not applicable to credit cards for which payment is carried out by means of direct withdrawal from the payroll.

In addition, CMN regulations establish that all debits related to the collection of fees must be charged to a bank account only if there are sufficient funds to cover such debits in such account thus forbidding overdrafts caused by the collection of banking fees. Furthermore, a minimum of 30 days notice must precede any increase or creation of fees (except if related to credit card services, when a minimum of 45 days notice is required), while fees related to priority services and the “standardized package” can be increased only after 180 days from the date of the last increase (except if related to credit card services, when a minimum of 365 days notice is required) (whereas reductions can take place at any time).

Brazilian Payment and Settlement System

The rules for the settlement of payments in Brazil are based on the guidelines adopted by the Bank of International Settlements, or “BIS”, and the current Brazilian Payment and Settlement System began operating in April 2002. The Brazilian Central Bank and CVM (in respect of transactions with securities) have the power to regulate and supervise this system. Pursuant to these rules, all clearinghouses are required to adopt procedures designed to reduce the possibility of systemic crises and to reduce the risks previously borne by the Brazilian Central Bank. The most important principles of the Brazilian Payment and Settlement System are:

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the existence of two main payment and settlement systems: real time gross settlements, using the reserves deposited with the Brazilian Central Bank; and deferred net settlements, through the clearinghouses;

•	the clearinghouses, with some exceptions, will be liable for the payment orders they accept; and

•
bankruptcy laws do not affect the payment orders made through the credits of clearinghouses nor the collateral granted to secure those orders. However, clearinghouses have ordinary credits against any participant under bankruptcy laws.

Insolvency Laws Concerning Financial Institutions

Financial institutions are subject to the proceedings established by Law 6,024 of March 13, 1974 (which establishes the applicable provisions in the event of intervention or extra-judicial liquidation by the Brazilian Central Bank) as well as to bankruptcy proceedings.

Intervention and extra-judicial liquidation occur when the Brazilian Central Bank has determined that the financial institution is in bad financial condition or upon the occurrence of events that may impact the creditors’ situation. Such measures are imposed by the Brazilian Central Bank in order to avoid the bankruptcy of the entity.

Intervention

Pursuant to Law 6,024/74, the Brazilian Central Bank has the power to appoint someone to intervene in the operations or to liquidate any financial institution other than public financial institutions controlled by the Brazilian federal government. An intervention may be carried out at the discretion of the Brazilian Central Bank if it can be determined that:

•	due to mismanagement, the financial institution has suffered losses leaving creditors at risk;

•	the financial institution has consistently violated Brazilian banking laws or regulations; or

•	intervention is a feasible alternative to the liquidation of the financial institution.

As of the date on which it is ordered, the intervention will automatically: (1) suspend the enforceability of the payable obligations; (2) prevent early termination or maturity of any previously contracted obligations; and (3) freeze deposits existing on the date on which the intervention is decreed. The intervention will cease (1) if interested parties undertake to continue the economic activities of the financial institution, by presenting the necessary guarantees, as determined by the Brazilian Central Bank; (2) when the situation of the entity is regularized as determined by the Brazilian Central Bank; or (3) when extra-judicial liquidation or bankruptcy of the entity is ordered.

Intervention may also be ordered upon the request of a financial institution’s management.

Any such intervention period shall not exceed six months, which, by decision of the Brazilian Central Bank, may be extended only once for up to six additional months. The intervention proceeding will be terminated if the Brazilian Central Bank establishes that the irregularities that have triggered an intervention have been eliminated. Otherwise, the Brazilian Central Bank may extra-judicially liquidate the financial institution or authorize the intervener to file for voluntary bankruptcy currently governed by Law 11,101 (as of February 9, 2005, the Brazilian Bankruptcy and Restructuring Law or the “NBRL”), among other situations, if the assets of the financial institution subject to intervention are insufficient to satisfy at least 50.0% of the amount of its outstanding unsecured debts.

Extra-judicial Liquidation

Extra-judicial liquidation is an administrative proceeding decreed by the Brazilian Central Bank (except that it is not applicable to financial institutions controlled by the Brazilian federal government) and conducted by a liquidator appointed by the Brazilian Central Bank. This extraordinary measure aims at terminating the activities of the affected financial institution, liquidating its assets and paying its liabilities, as in a judicially decreed bankruptcy.

The Brazilian Central Bank will extra-judicially liquidate a financial institution if:

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the institution’s economic or financial situation is at risk, particularly when the institution ceases to meet its obligations as they become due, or upon the occurrence of an event that could indicate a state of insolvency under the rules of the NBRL;

•	management seriously violates Brazilian banking laws, regulations or rulings;

•	the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; and/or

•
upon revocation of the authorization to operate, the institution does not initiate ordinary liquidation proceedings within ninety days or, if initiated, the Brazilian Central Bank determines that the pace of the liquidation may harm the institution’s creditors.

The decree of extra-judicial liquidation will: (1) suspend the actions or foreclose on rights and interests relating to the estate of the entity being liquidated, while no other actions or executions may be brought during the liquidation; (2) accelerate the obligations of the entity; and (3) interrupt the statute of limitations with regard to the obligations assumed by the institution.

Extra-judicial liquidation procedures may be terminated:

•	by discretionary decision of the Brazilian Central Bank if the parties involved undertake the administration of the financial institution after having provided the necessary guarantees; or

•	when the final accounts of the receiver are delivered and approved and subsequently registered in the relevant public records; or

•	when converted into ordinary liquidation; or

•	when a financial institution is declared bankrupt.

A request for liquidation procedures can also be filed on reasonable grounds by the officers of the respective financial institution or by the receiver appointed by the Brazilian Central Bank in the receivership procedure.

Temporary Special Administration Regime (Regime de Administração Especial Temporária or “RAET”)

In addition to the intervention procedures described above, the Brazilian Central Bank may also establish RAET, under Law 9,447, dated March 14, 1997 combined with Law 6,024/74, which is a less severe form of the Brazilian Central Bank intervention in private and non-federal public financial institutions that allows institutions to continue to operate normally. The RAET may be ordered in the case of an institution which:

•	continually enters into recurrent operations which are against economic or financial policies set forth in federal law;

•	faces a shortage of assets;

•	fails to comply with the compulsory reserves rules;

•	reveals the existence of hidden liabilities;

•	experiences the occurrence of situations that cause receivership pursuant to current legislation;

•	has reckless or fraudulent management; or

•	carries out activities which call for an intervention.

The main objective of a RAET is to assist the recovery of the financial condition of the institution under special administration and thereby avoid intervention and/or liquidation. Therefore, a RAET does not affect the day-to-day business, operations, liabilities or rights of the financial institution, which continues to operate in ordinary course.

There is no minimum term for a RAET, which ceases upon the occurrence of any of the following events:  (1) acquisition by the Brazilian federal government of control of the financial institution, (2) corporate restructuring, merger, spin-off, amalgamation or transfer of the controlling interest of the financial institution, (3) decision by the Brazilian Central Bank, or (4) declaration of extra-judicial liquidation of the financial institution.

Bankruptcy Law

On February 9, 2005, the Brazilian Congress enacted the NBRL, which regulates judicial reorganizations, out-of-court reorganizations and bankruptcy of individuals and corporations. The NBRL is effective as of June 10, 2005 and applies to financial institutions only with respect to the matters not specifically regulated by the intervention and extra-judicial liquidation regimes described above.

Repayment of Creditors in a Liquidation or Bankruptcy

In the event of extra-judicial liquidation or bankruptcy of a financial institution, creditors are paid pursuant to their priorities and privileges. Pre-petition claims are paid on a ratable basis in the following order:

•	labor credits capped at an amount equal to 150 times the minimum wages per employee, and claims relating to occupational accidents,

•	secured credits up to the encumbered asset value,

•	tax credits, except tax penalties,

•	credits with special privileges,

•	credits with general privileges,

•	unsecured credits,

•	contractual fines and pecuniary penalties for breach of administrative or criminal laws, including those of a tax nature, and

•	subordinated credits.

Super-priority and post-petition claims, as defined under the NBRL, are paid with preference over pre-petition claims.

In addition, two laws introduced in 1995 affect the priority of repayment of creditors of Brazilian banks in the event of their insolvency, bankruptcy or similar proceedings. First, Law 9,069 confers immunity from attachment on compulsory deposits maintained by financial institutions with the Brazilian Central Bank. Such deposits may not be attached in actions by a bank’s general creditors for the repayment of debts. Second, Law 9,450 requires that the assets of any insolvent bank funded by loans made by foreign banks under trade finance lines be used to repay amounts owing under such lines in preference to those amounts owing to the general creditors of such insolvent bank.

Cancellation of Banking License

The Banking Reform Law, together with specific regulations enacted by the CMN’s Resolution 1,065 enacted on December 5, 1985, provides that some penalties can be imposed upon financial institutions in certain situations. Among them, a financial institution may be subject to the cancellation of its license to operate and/or to perform exchange transactions. Such cancellations are applicable under certain circumstances established by the Brazilian Central Bank as, for instance, in case of repeated violation of the Brazilian Central Bank regulations by the management of the financial institution or negligence in pursuing adequate banking practices concerning its exchange activities.

In addition, the Brazilian Central Bank may, pursuant to CMN’s Resolution 4,122 of August 2, 2012, cancel the financial institution’s authorization to operate if it determines that one or more of the following situations exist at any time: (1) lack of performance of transactions considered to be essential to the financial institution, (2) operational inactivity, (3) the institution is not located at the address provided to the Brazilian Central Bank, (4) failure to send to the Brazilian Central Bank for over four months, without acceptable justification, the consolidated financial statements required by the regulations in effect, and (5)  non-compliance with the business plan. The cancellation of a banking license may only occur after the appropriate administrative proceeding is carried out by the Brazilian Central Bank.

Anti-Money Laundering Regulations and Banking Secrecy

Under Circular 3,461 enacted by the Brazilian Central Bank on July 24, 2009, regulated by Circular Letter 3,430 enacted on February 11, 2010, consolidating and improving the Brazilian anti-money laundering legislation, financial institutions must:

(1)  keep up-to-date records regarding their customers (including statements of purpose and nature of transactions and the verification of characterization of customers as politically-exposed individuals). Circular Letter 3,430 gives examples of who may be considered permanent and occasional customers for purposes of record requirements;

(2)  adopt preventive policies and internal proceedings;

(3)  record transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money, including specific registries of issuances or recharging of prepaid cards;

(4)  keep records of transactions or groups of turnover of funds carried out by individuals or entities belonging to the same group of companies in a total amount exceeds R$10 thousand in a calendar month or which reveal a pattern of activity that suggests a scheme to avoid identification;

(5)  review transactions or proposals the features of which may indicate criminal intentions;

(6)  keep records of every transfer of funds related to, among others (a) deposits, wire transfers and checks, and (b) the issuance of checks and order of payments, in amounts that exceed R$1 thousand; and

(7)  notify the relevant authority within time frames ranging from one business day from a proposed transaction to five business days from the end of the calendar month of any transaction that is considered suspect by the financial institution.

The financial institutions must inform the Brazilian Central Bank (without notifying the customer) of any transactions of the type referred to under (3) and (4) above that exceeding R$10 thousand. Notwithstanding this threshold, the financial institutions must review transactions which characteristics may indicate the existence of a crime and inform the Brazilian Central Bank within twenty-four hours of the proposed or executed transaction, in accordance with Law 9,613 of March 3, 1998, as amended. The records referred to above must be kept for five to ten years, depending on the nature of the information, from the end of the relationship with the customer.

Failure to comply with any of the obligations indicated above may subject the financial institution and its officers and directors to penalties that range from fines (between 1.0% and 100.0% of the transaction amount or 200.0% over any profit generated) to the declaration of its officers and directors as ineligible to exercise any position at a financial institution and/or the cancellation of the financial institution’s operating license.

Government and auditors from the Brazilian Federal Revenue Service may also inspect an institution’s documents, books and financial registry in certain circumstances.

On March 3, 1998, the Brazilian government created the Conselho de Controle de Atividades Financeiras (the Council of Control of Financial Activities, or “COAF”), which operates under the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of, any suspicious or unlawful activities related to money laundering in Brazil. The COAF is composed of a president nominated by the Ministry of Finance and appointed by the President and eight members of the council, one of whom is appointed by each of the following entities: (1) the Brazilian Central Bank; (2) the CVM; (3) the Ministry of Foreign Affairs; (4) the SUSEP; (5) the Brazilian Federal Revenue Service ; (6) the Office of the Attorney-General of the National Treasury; (7) the Federal Police Department; and (8) the Federal Intelligence Agency. The term of office of each of the president and the other members of the council is three years.

Brazilian financial institutions are also subject to strict bank confidentiality regulations and must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about customers, services or transactions of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (1) the disclosure of information with the express consent of the interested parties; (2) the exchange of information between financial institutions for record purposes; (3) the supply to credit reference agencies of information based on data from the records of issuers of bank checks drawn on accounts without sufficient funds and defaulting debtors; and (4) as to the occurrence or suspicion that criminal or administrative illegal acts have been performed, in which case the financial institutions and the credit card companies may provide the competent authorities with information relating to such criminal acts when necessary for the investigation of such acts. Complementary Law 105/01 also allows the Brazilian Central Bank or the CVM to exchange information with foreign governmental authorities, provided that a specific treaty has previously been executed.

Politically Exposed Individuals

Pursuant to Circular No. 3,461, enacted by the Brazilian Central Bank on July 24, 2009, as amended, financial institutions and other institutions authorized to operate by the Brazilian Central Bank must take certain actions to establish business relationships with and to follow up on financial transaction of customers who are deemed to be politically exposed individuals.

For purposes of this regulation, politically exposed individuals are public agents and their immediate family members, spouses, life partners and stepchildren who occupy or have occupied a relevant public office or position over the past five years in Brazil or other countries, territories and foreign jurisdictions.

Circular 3,461 provides that the internal procedures developed and implemented by such financial institutions must be structured in such a way as to enable the identification of politically exposed individuals, as well as the origin of the funds involved in the transactions of such customers. One option is to verify the compatibility between the customer’s transactions and the net worth stated in such customer’s file.

Independent Auditors

All financial institutions must be audited by independent auditors. Financial institutions may engage only an independent auditor duly registered with the CVM and certified as a specialist in banking analysis by the Brazilian Central Bank. Financial institutions must replace the person, officer, manager, supervisor or any of its members responsible for their independent accounting firm work at least every five years. Former accountants can be rehired only after three complete years have passed since their prior service.

In addition to audit reports, independent auditors must also:

•
review during the execution of audit procedures, to the extent deemed necessary, the financial institution’s internal risk management controls and procedures, including in relation to its electronic data processing system, and identify any potential failings;

•	report on the financial institution’s non-compliance with any applicable regulation to the extent it is material to its consolidated financial statements or activities; and

•
report presenting non-compliance to any applicable rules and regulations which may have a significant impact on the consolidated financial statements or operations of the entity (Report of Circular 3,467), revision of the criteria adopted to the classification of the credit operations and constitution of allowance for loan losses (Report of CMN Resolution 2,682), revision of the structure, systems and procedures defined to the Ombudsman Department, according to the criteria established by the Institute of Independent Auditors of Brazil (Instituto dos Auditores Independentes do Brasil – Ibracon) (Ombudsman report) and limited review report on quarterly information (IFT and ITR). These reports must be available for inspection by the Brazilian Central Bank and CVM, when applicable.

Independent auditors and the fiscal council, when established, must notify the Brazilian Central Bank of the existence or evidence of error or fraud within three business days of the identification of such error or fraud, including:

•	non-compliance with rules and regulations that place the continuity of the audited entity at risk;

•	fraud of any amount perpetrated by the management of the institution;

•	material fraud perpetrated by the institution’s employees or third parties; and

•	material errors in the accounting records of the audited entity.

Audit Committee

On May 27, 2004, the CMN enacted Resolution 3,198, which regulates the rendering of independent auditors’ services to financial institutions and other institutions authorized to operate in Brazil by the Brazilian Central Bank, as well as to clearing houses and clearing and custody service provides. CMN Resolution 3,198, as amended, requires financial institutions and certain other entities holding regulatory capital equal to or greater than R$1 billion to create a corporate body designated as an “audit committee”, which must be composed of at least three individual members, with a maximum term of office of five years. At least one of the members must have accounting and financial knowledge. The institution’s fiscal council may perform the duties of the audit committee, provided it operates on a permanent basis, subject to the provisions of CMN Resolution 3,198.

In addition, Brazilian legislation also permits the creation of a single committee for an entire group of companies. In this case, the audit committee, as the case may be, should be responsible for any and all financial institutions and insurance companies belonging to the same group, provided that these financial institutions comply with the requirements mentioned above. For more details about the audit committee see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Statutory Bodies.”

Auditing Requirements

We are required under Brazilian law to prepare our consolidated financial statements in accordance with Brazilian GAAP and other applicable regulations. As a financial institution, we are required to have our consolidated financial statements audited every six months. Quarterly financial information filed with the CVM is also subject to review by our independent auditors. In January 2003, the CVM approved regulations requiring audited entities to disclose information relating to an independent auditing firm’s non-auditing services whenever such services represent more than 5.0% of the fees the entity paid to the external accounting firm.

In addition, in accordance with CMN Resolution 3,786, dated September 24, 2009, starting as of December 31, 2010, our annual consolidated financial statements must be prepared in accordance with IFRS, and accompanied by an independent auditor report. Pursuant to CMN Resolution 3,853, dated April 30, 2010, as a listed financial institution that is required to prepare interim consolidated financial statements, we must prepare such interim consolidated financial statements in accordance with IFRS issued by the IASB, and translated into Portuguese by a Brazilian entity authorized by the International Accounting Standards Committee Foundation.

Ombudsman Office

Pursuant to Resolution 3,849 enacted by the CMN on March 25, 2010 that replaced Resolution 3,477 enacted by the CMN on July 26, 2007, financial institutions and other entities which are authorized to operate by the Brazilian Central Bank must, as of September 30, 2007, have an ombudsman office to facilitate communication between the institutions and their customers, and in order to observe strictly consumer rights legislation and the enhancement and improvement of products, services and customer service. The ombudsman office must be managed by an ombudsman officer (who may also be the ombudsman himself, provided that, in this case, such person may not be responsible for any other activity in the financial institution) and be proportional to the institution’s activities and the complexity of its products. Institutions that are part of a financial group are allowed to establish one ombudsman office to service the whole group.

Financial institutions must report and maintain updated information on the officer in charge of the ombudsman office. The officer in charge must prepare a report every six months (as of June 30 and December 31 of each year) and whenever a material event is identified pursuant to the instructions of the Brazilian Central Bank.

Asset Management Regulation

Under Laws 10,198, dated February 14, 2001 and 10,303, dated October 31, 2001 and CVM Ruling 306, dated May 5, 1999, as amended, asset management is regulated by the CMN, the Brazilian Central Bank and the CVM and also self-regulated by ANBIMA.

Investment funds are subject to the regulation and supervision of the CMN and the CVM and, in certain specific matters, the Brazilian Central Bank. Investment funds may be managed by full-service banks, commercial banks, savings banks, investment banks, credit, finance and investment companies and brokerage and dealer companies within certain operational limits. CMN regulations provide that institutions must segregate their asset management activities from their other activities.

Investment funds may invest in any type of financial instrument available in the financial and capital markets, including for example, fixed income instruments, stocks, debentures and derivative products, provided that, in addition to the denomination of the fund, a reference to the relevant type of fund is included, in accordance with the classification table of Instruction 409, enacted by the CVM on August 18, 2004, as amended (and, in relation to structured investment funds, in accordance with specific regulation enacted by CVM for each type of structured investment fund).

Investment funds may not:

•
have more than 10.0% of their net worth invested in securities of a single issuer that is not a financial institution, its controlling shareholders, subsidiaries and affiliates or of a federal, state, municipality or other investment fund; and

•	have more than 20.0% of their net worth invested in securities issued by a financial institution (including the fund manager), its controlling shareholders, subsidiaries and affiliates.

The Brazilian Central Bank enacted Circular 3,086 on February 15, 2002, establishing criteria for the registration and accounting evaluation of securities and financial instruments and derivatives that form financial investment funds, application funds in quotas of investment funds, individual programmed retirement funds and offshore investment funds. Pursuant to such Circular, the Brazilian Central Bank ordered fund managers to mark their fixed-income securities to market; hence, the fund’s portfolio assets must be accounted for at their fair market value, instead of their expected yield to maturity. As a result of this mark-to-market mechanism, the fund quotas reflect the fund’s net asset value.

The asset management industry is also self-regulated by ANBIMA, which enacts additional rules and policies from time to time, especially with respect to the marketing and advertising of investment funds.

Broker-Dealer Regulation

Broker and dealer firms are part of the national financial system and are subject to CMN, Brazilian Central Bank and CVM regulation and supervision. Brokerage firms must be chartered by the Brazilian Central Bank and are the only institutions in Brazil authorized to trade on Brazil’s stock, mercantile and futures exchanges. Both brokers and dealers may act as underwriters in the public placement of securities and engage in the brokerage of foreign currency in any exchange market.

Broker and dealer firms may not:

•	execute operations that may be qualified as the granting of loans to their customers, including the assignment of rights with limited exceptions;

•	collect commissions from their customers related to transactions of securities during the primary distribution;

•	acquire real estate which is not for their own use; or

•
obtain loans from financial institutions, except for (1) loans for the acquisition of goods for use in connection with the firm’s corporate purpose or (2) loans the amount of which does not exceed two times the relevant firm’s net worth.

Foreign Investment in Brazil

Foreign Direct Investment

Foreign direct investment in Brazil is regulated by Law 4,131 and Law 4,390 enacted on September 3, 1962 and August 29, 1964, respectively. According to Law 4,131, foreign capital is considered to be “any goods, machinery and equipment that enter Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad”.

Foreign capital must be registered with the Brazilian Central Bank through the Electronic Registration System — Foreign Direct Investment (Registro Declaratório Eletrônico — Investimento Externo Direto) within thirty days of the flow of funds into Brazil in accordance with Law 4,131. The registration of foreign capital is required for the remittance of profits abroad, the repatriation of capital and the registration of reinvestments. Investments will always be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly kept in Brazil.

On December 28, 2006, Law 11,371 amended Law 4,131 and established that the foreign capital invested in Brazilian companies not yet duly registered with the Brazilian Central Bank within such thirty day period and not subject to other types of registration must be registered therewith. For the purposes of such registration the amount of foreign capital in reais to be registered must be evidenced in the accounting records of the relevant Brazilian company. Foreign capital invested and not already registered must be registered prior to the last business day of the subsequent calendar year during which the company becomes obligated to register the capital.

Other than such registration, foreign investment is not subject to government approvals or authorizations, and there are no requirements regarding minimum investment or local participation in capital (except in very limited cases such as in financial institutions, insurance companies and other entities subject to specific regulations). Foreign participation, however, is limited (that is, subject to approvals) or forbidden in several sectors. A presidential decree issued on November 13, 1997, in respect of Banco Meridional do Brasil S.A. (a predecessor entity) allows up to one hundred percent foreign participation in our capital stock. .

Foreign investments in currency must be officially channeled through financial institutions duly authorized to deal in foreign exchange. Foreign currency must be converted into Brazilian currency and vice versa through the execution of an exchange contract. Foreign investments may also be made through the contribution of assets and equipment intended for the local production of goods and services.

Capital Markets Investment

Investors residing outside Brazil, including institutional investors, are authorized to purchase securities in Brazil on the Brazilian stock exchange, provided that they comply with the registration requirements set forth in Resolution 2,689, issued on January 26, 2000, of the CMN, and CVM Instruction  325, issued on January 27, 2000.

With certain limited exceptions, CMN Resolution 2,689 allows investors to carry out any type of transaction in the Brazilian capital markets involving a security traded on a Brazilian stock, future or organized over-the-counter market, but investors may not transfer the ownership of investments made under CMN Resolution 2,689 to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our units are made through the foreign exchange market.

In order to become a CMN Resolution 2,689 investor, an investor residing outside Brazil must:

•
appoint at least one representative in Brazil that will be responsible for complying with registration and reporting requirements and reporting procedures with the Brazilian Central Bank and the CVM. If the representative is an individual or a non-financial company, the investor must also appoint an institution duly authorized by the Brazilian Central Bank that will be jointly and severally liable for the representative’s obligations;

•	complete the appropriate foreign investor registration form;

•	register as a foreign investor with the CVM;

•	register the foreign investment with the Brazilian Central Bank;

•	appoint a tax representative in Brazil; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

Securities and other financial assets held by foreign investors pursuant to CMN Resolution 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

Foreign direct investors under Law 4,131/62 may sell their shares in both private and open market transactions, but these investors are currently subject to less favorable tax treatment on gains.

A foreign direct investor under Law 4,131/62 must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporate law.

Resolution 1,927 of the CMN, which restated and amended Annex V to Resolution 1,289 of the CMN, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers.

PIS and COFINS Tax Rates

PIS and COFINS are due at the rate of 0.65% and 4.0% respectively. Levied cumulatively on the gross revenue billed, understood as the total revenues earned by legal entity, net of funding costs only.

The non-financial entities are taxed at the rates of 1.65% and 7.6%, respectively, and are subject to non-cumulative incidence, that consists of deducing the credits allowed by the law of the debts calculated.

PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses) and therefore, under IFRS are recorded as income taxes.

Tax on Financial Transactions (IOF)

CPMF, a provisory contribution levied on certain financial transactions, such as customer’s account operations, has not been in force in Brazil since December 31, 2007. In order to replace losses resulting from the elimination of the CPMF, since 2008 the President enacted several Decrees (Decree 6,339/08, Decree 6,345/08, Decree 6,391/08, Decree 6,453/08, Decree 6,566/08, Decree 6,613/08, Decree 6,691/08, Decree 6,983/09, Decree 7,011/09, Decree 7,323/10, Decree 7,330/10, Decree 7,412/10, Decree 7,454/11, Decree 7,456/11, Decree 7,457/11, Decree 7,458/11, Decree 7,487/11, Decree 7,536/11, Decree 7,563/11, Decree 7,632/11 and Decree 7,683/12, Decree 7,698/12 and Decree 7,699/12) amending Decree 6,306/07 and modifying the rates for the IOF, which is levied on credit, currency exchange, insurance and securities transactions. The purpose of these Decrees enacted in 2008 going forward was to change IOF rates, as well as to impose additional IOF rates for credit, currency exchange and insurance transactions, with some exceptions.

Generally, the IOF is imposed on the following transactions and at the following rates:

Transaction(1)	Maximum Legal Rate	Present Rate
Credit extended by financial institutions and non-financial entities	1.5% per day	Up to 0.0041% per day for loans contracted by legal entities and 0.0041% per day for individuals. An additional 0.38% rate is applicable.
Transactions relating to securities(2)	1.5% per day
0.5% per day for certain investment funds

0% on transactions with equity securities and certain debt securities, such as debentures and real estate receivables notes (CRIs)

1.0% per day on transactions with fixed income derived from federal, state, or municipal bonds, and fixed income investment funds limited to certain percentages of the income raised from investment

1.5% on the assignment of securities to permit the issuance of Depositary Receipts abroad

Transaction(1)	Maximum Legal Rate	Present Rate
Transactions relating to derivatives	1.0%
1.0% on the notional value of the adjusted purchase sale or maturity of financial derivative contract in the country that individually result in an increased foreign exchange exposure on a short position

0% on derivative contracts to hedge risks inherent to the price fluctuation of foreign exchange resulting from export contracts signed by an individual or legal entity resident or domiciled in the country

0% other transactions with derivative contracts not expressly mentioned by the tax law

Insurance transactions entered into by insurance companies	25.0%	2.38% for health insurance 0.38% for life insurance 7.38% for other types of insurance
Foreign exchange transactions(2)	25.0%
0.38% (general rule)

6.38% on credit card transactions as from April 27, 2011

0% for outflow of funds related to loans obtained from abroad (irrespective of the term) and for inflow of funds related to loans obtained from abroad for a period greater than 360 days.

6.0% for remittances from abroad related to loans that will remain in Brazil for a period lower than or equal to 360 days.

0% for interbank transactions

0% for exchange transactions in connection with the outflow of proceeds from Brazil for the remittance of interest on net equity and dividends to be received by foreign investors

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors in the Brazilian financial and capital markets, except that variable income investments in stock exchanges and share acquisitions as part of an initial public offering, as well as investments in certain private equity funds, are not subject to an IOF rate

6.0% for exchange transactions, including by means of simultaneous foreign exchange transactions, for the inflow of funds by foreign investors for purposes of initial or additional margin requirements in connection with transactions in stock exchanges

0% for exchange transactions for the outflow of funds invested by foreign investors in the Brazilian financial and capital markets

0% for exchange transactions for the inflow and outflow of funds invested by foreign investors, including by means of

Transaction(1)	Maximum Legal Rate	Present Rate

simultaneous foreign exchange transactions, in certificates of deposit of securities, known as Brazilian Depositary Receipts, or BDRs.

0% for exchange transactions by means of simultaneous foreign exchange transactions effected on or after December 1, 2011, for the inflow of funds by foreign investors derived from the conversion of direct investments in Brazil made pursuant to Law 4,131/62 into investments in stock tradable in stock exchanges

0% for revenues related to the export of goods and services transactions

(1)	The transactions mentioned in the table are for illustration purposes and do not reflect an exhaustive list of transactions subject to the IOF.

(2)	There are some exemptions or specific cases in which the applicable rate is zero.

Foreign Investment and the Brazilian Constitution

The Brazilian constitution prohibits foreign financial institutions from establishing new branches or subsidiaries in Brazil except when duly authorized by the President of Brazil and by the Brazilian Central Bank. A foreign financial institution duly authorized to operate in Brazil through a branch or a subsidiary is subject to the same rules, regulations and requirements that are applicable to any Brazilian financial institution.

Foreign Investment in Brazilian Financial Institutions

The Brazilian constitution permits foreign individuals or companies to invest in the voting shares of Brazilian financial institutions only if they have specific authorization by the President of Brazil based on national interest or reciprocity. A decree on November 13, 1997, issued in respect of Banco Meridional do Brasil S.A. (our legal predecessor) allows 100.0% foreign participation in our capital stock. Foreign investors may acquire the shares issued by this offering as a result of this decree. In addition, foreign investors may acquire publicly traded non-voting shares of Brazilian financial institutions negotiated on a stock exchange or depositary receipts offered abroad representing shares without specific authorization.

Regulation of Branches

Authorization by the Brazilian Central Bank is required for operations of branches or subsidiaries of Brazilian financial institutions, including compliance with the requirement that (1) the institution shall have been in operation for at least six years, (2) the institution’s paid-up capital and net worth shall meet the minimum levels established in Exhibit II to CMN Resolution 2,099 of August 17, 1994, plus an amount corresponding to 300.0% of the minimum paid-up capital and net worth required by Brazilian Central Bank regulations for commercial banks, and (3) the Brazilian financial institution shall present to the Brazilian Central Bank a study on the economic and financial viability of the subsidiary, branch or investment.

In addition, such authorization will only be granted if the Brazilian Central Bank has access to information, data and documents relating to the operations and accounting records of the financial institution in which it has a direct or indirect holding abroad. Delay in providing the Brazilian Central Bank with the required information and documents subjects the relevant financial institution to fines. Furthermore, the failure by a Brazilian bank to comply with the requirements of CMN Resolution 2,723 would result in the deduction of a designated percentage of the assets of such branch or subsidiary from the net worth of such bank for the purpose of calculating such bank’s compliance with the capital adequacy requirements of the Brazilian Central Bank, regardless of other penalties applied pursuant to the applicable regulation, including the cancellation of the authorization by the Brazilian Central Bank.

The Brazilian Central Bank’s prior authorization is also required in order to: (1) allocate new funds to branches or subsidiaries abroad; (2) subscribe capital increases, directly or indirectly, to subsidiaries abroad; (3) increase equity participation, directly or indirectly, in subsidiaries abroad; and/or (4) merge or spin off, directly or indirectly, subsidiaries abroad. The requirements set out in items (1) to (4) used to be applicable only if such subsidiary was a financial institution or similar entity .On March 29, 2012, the Brazilian Central Bank enacted Resolution 4,062, which amends Resolution 2,723, dated as of May 31, 2000 and sets forth that any direct or indirect equity interest by financial institutions in any company located in Brazil or abroad, or the increase thereof, must be previously authorized by the Brazilian Central Bank, except in the case of (i) equity interests typically held in the investment portfolios of investment banks, development banks,  development agencies (agências de fomento) and full-service banks with investment or development portfolios and (ii) temporary equity interests not registered as permanent assets of the financial institution. The Brazilian Central Bank shall only authorize such equity interest in companies whose corporate purpose is complementary or subsidiary to the activities carried out by the investing financial institution.

Pursuant to Resolution 4,072, dated April 26, 2012, the Brazilian Central Bank amended and consolidated rules in respect of the installation, in Brazil, of establishments of financial institutions. Financial institutions may install (i) agencies, (i) teller’s booths, (iii) automatic teller machines, and (iv) separated administrative units, provided that, for items (i) to (iii), compliance with minimum capital requirements and operational limits is necessary. Furthermore, Resolution 4,072 describes general rules for such establishments’ operation.

Leasing Regulations

The CMN, in its capacity as regulator and supervisor of the financial system, provides the details set forth in Law 6,099, and CMN Resolution 2,309 of August 28, 1996, and supervises and controls the transactions entered into by leasing companies. Furthermore, to the extent applicable, the laws and regulations issued by the Brazilian Central Bank with respect to financial institutions in general, such as reporting requirements, capital adequacy and leverage, asset composition limits and treatment of doubtful loans, are also applicable to leasing companies.

Private Pension Plans

Open-fund private pension plans are subject, for purposes of inspection and control, to the authority of the CNSP and the SUSEP, which are regulated by the Ministry of Finance. The CMN, CVM and Brazilian Central Bank may also issue regulations pertinent to private pension plans, particularly with respect to the composition of technical reserves. Open-fund private pension entities must set aside reserves and provisions as collateral for their liabilities. Regulations applicable to pension funds generally do not allow such funds to invest resources abroad.

Banking Consumer Defense Code

Resolutions CMN 3,694 and 3,695, both dated March 26, 2009, established procedures with respect to prevention of risks of financial transactions and services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions. This regulation consolidates all the previous related rules.

The principal aspects of the above-mentioned rules are described below:

•
financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, providing timely copies of contracts, receipts, extracts and other documents related to transactions and services rendered in order to enable customers to freely take their decisions;

•
financial institutions must adopt in all contracts and related documents clear wording, which is not misleading, adequate to the complexity and nature of the transaction or service rendered, in order to enable the understanding of the content and identification of terms, amounts, charges, penalties, dates, places and other conditions;

•
financial institutions are prohibited from refusing or hindering customers and users of their products and services access to conventional channels of assistance, including cashier services (personal counter assistance), even in cases of alternative electronic assistance;

•	financial institutions are prohibited from postponing withdrawals up to R$5 thousand. For higher amounts, financial institutions may postpone the transaction to the next business day; and

•	financial institutions are prohibited from making loans from deposit accounts without prior authorization from the customer.

In addition to the procedures described above, the Federal Supreme Court decided on June 7, 2006 that relationships between consumers and financial institutions are governed by Law 8,078, dated September 11, 1990 (the “Brazilian Consumer Protection Code”), which grants consumers certain rights that facilitate their defense in court, such as the possibility of the reverse burden of proof, and authorizes Courts to review interest rates deemed abusive, in a case-by-case basis. Financial institutions must fully comply with the measures set forth in the Brazilian Consumer Protection Code.

Cayman Islands Banking Regulation

Banks and trust companies wishing to conduct business from within the Cayman Islands must be licensed by the Cayman Islands Monetary Authority under the Banks and Trust Companies Law (2009 Revision) (the “Banks and Trust Companies Law”), whether or not such business is actually to be conducted in the Cayman Islands.

Under the Banks and Trust Companies Law, there are two main categories of banking license: a category “A” license, which permits unrestricted domestic and off-shore banking business, and a category “B” license, which permits principally off-shore banking business. As of December 31, 2011, there were 15 banks holding category “A” licenses and 219 banks holding category “B” licenses. The holder of a category “B” license may have an office in the Cayman Islands and conduct business with other licensees and offshore companies but, except in limited circumstances, may not do banking business locally with the public or residents in the Cayman Islands. We have an unrestricted category “B” license.

There are no specific ratio or liquidity requirements under the Banks and Trust Companies Law, but the Cayman Islands Monetary Authority will expect observance of prudent banking practices, and the Banks and Trust Companies Law imposes a minimum net worth requirement of an amount equal to CI$400 thousand (or, in the case of licensees holding a restricted category “B” or a restricted trust license, CI$20 thousand).

Foreign Subsidiary

We established an independent subsidiary in Spain, Santander EFC, in order to complement our foreign trade strategy for corporate clients, which are composed of large Brazilian companies and their operations abroad. This allows us to provide financial products and services by means of an offshore entity which is not established in a jurisdiction with favorable taxation, such as our Cayman Islands branch, in accordance with law 12,249/2010 and Normative Ruling 1,037/2010.

The establishment of our foreign subsidiary was approved by the Brazilian Central Bank on September 26, 2011, by The Spanish Ministerio de Economia y Hacienda on February, 6, 2012 and by the Bank of Spain on March, 28, 2012. The remittance of resources to pay up the share capital of the subsidiary was carried out on March 5, 2012, totaling €748 million. Santander EFC has been operational since March 2012.

Insurance Regulation

The Brazilian private insurance system is governed by three regulatory agencies: the CNSP, the SUSEP and the Supplementary Health Insurance Agency (Agência Nacional de Saúde Suplementar), or “ANS”. With governmental approval, an insurance company may offer all types of insurance with the exception of workers’ compensation insurance, which is provided exclusively by the National Institute of Medical Assistance and Social Welfare (Instituto Nacional de Seguridade Social), or “INSS”. Insurance companies sell policies through accredited brokers. In accordance with Brazilian insurance legislation, health insurance must be sold separately from other types of insurance by a specialized insurance company that is subject to the rules of the ANS, the agency responsible for regulating and supervising the private health insurance.

Insurance companies must set aside reserves to be invested in specific types of securities pursuant to the stringent rules of the CMN regarding the composition of its own technical reserves.

Insurance companies are exempt from ordinary bankruptcy procedures and instead are subject to special procedures conducted by the SUSEP, or by the ANS, depending on the type of insurance products the insurance company sells. Dissolutions may be either voluntary or compulsory. The Minister of Finance is responsible for issuing the decree ordering a given insurance company to cease its activities, in case of a compulsory dissolution

(which thereafter is conducted by SUSEP), while ANS is responsible for commencing dissolution proceedings of health insurance companies.

There is currently no restriction on foreign investments in insurance companies per se. According to Brazilian law, insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under the SUSEP rules. For several years, reinsurance activities in Brazil were carried out on a monopoly basis by IRB—Brasil Resseguros S.A., or “IRB”. On January 16, 2007, Complementary Law 126/07 was enacted, providing for the opening of the Brazilian reinsurance market to local and foreign competitors. This law specifically established new policies related to reinsurance, retrocession and its intermediation, as well as coinsurance operations, instances in which insurance products may be directly contracted abroad and/or in foreign currency.

The main changes introduced by Complementary Law 126/07 are summarized below. Three types of reinsurers were created by such law, in particular:

•	Local reinsurer. Reinsurer with head office in Brazil, incorporated as a corporation (sociedade por ações) and having as exclusive purpose the performance of reinsurance and retrocession transactions;

•
Admitted reinsurer. Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, with a representative office in Brazil, which complies with the requirements of Complementary Law 126/07 and the applicable rules regarding reinsurance and retrocession activities; and

•
Eventual reinsurer. Nonresident reinsurer, registered with the SUSEP to carry out reinsurance and retrocession transactions, without a representative office in Brazil, which complies with the requirements of Complementary Law 126/07 and the applicable rules regarding reinsurance and retrocession activities.

An eventual reinsurer must not be a resident in a country considered as a tax-haven jurisdiction, which does not tax income or tax it at a rate 20.0% below or which does not disclose information about shareholding structure.

Admitted or eventual reinsurers must comply with the following minimum requirements:

•
to be duly incorporated, according to the laws of their countries of origin, in order to underwrite local and international reinsurance in the fields that they intend to operate in Brazil and present evidence that they have carried out their operations in their respective countries of origin for at least five years;

•	to have economic and financial capacity not inferior to the minimum to be established by CNSP;

•	to have a rating issued by rating agencies recognized by the SUSEP equal to or higher than the minimum established by CNSP;

•	to have a duly appointed resident attorney-in-fact in Brazil with full administrative and judicial powers;

•	to comply with current and future additional requirements established by CNSP and the SUSEP.

In addition to the requirements mentioned above, admitted reinsurers must (i) appoint a manager of its representative office who resides in Brazil and complies with the eligibility requirements established by CNSP and SUSEP, and (ii) open and keep during the entire period in which they are operating a foreign currency escrow account (conta vinculada) to which the SUSEP may have access and periodically submit to such regulatory agency their respective consolidated financial statements, pursuant to the rules enacted by CNSP.

The contracting of reinsurance and retrocession in Brazil or abroad shall be either through direct negotiation between the involved parties or an accredited reinsurance broker. Foreign reinsurance brokers may be authorized to operate in Brazil, according to the law and additional requirements established by the SUSEP and CNSP.

Reinsurance operations relating to annuities and survival life insurance (vida por sobrevivência) and private pension plans are exclusive of local reinsurers. With due observance of the rules to be enacted by CNSP, insurance companies when transferring their risks in reinsurance must comply with the following rules:

•	at least 40.0% of the risk being ceded by insurance companies must be placed with local reinsurers (the same undertaking applies to local reinsurers ceding risks to retrocessionaires); and

•
not more than 20.0% of the total premium of each product coverage it offers may be ceded to local or foreign reinsurers belonging to its own economic group (that is, companies directly or indirectly related, either by having an equity ownership above 10.0% or sharing the same effective control (such as having the same management members or similar corporate names or brands)). This restriction does not apply to credit insurance (seguro garantia), export and internal credit (crédito à exportação/crédito interno), rural insurance (seguro rural) and nuclear-risk insurance products.

The technical reserves funds of local reinsurers and the funds deposited in Brazil for purposes of guaranteeing admitted reinsurers’ local activities will be managed according to the rules of the CMN. IRB continues to be authorized to carry out reinsurance and retrocession activities in Brazil as a local reinsurer.

Antitrust Regulation

On May 29, 2012, the new Brazilian Antitrust Law (“Law 12,529”) came into effect and introduced several changes to the organizational structure of the Administrative Council for Economic Defense - CADE. According to Law 12,529, actions which concentrate market share must be previously submitted to CADE for approval if the following criteria are met: (1) at least one of the groups involved in the deal has posted annual gross revenues or volume of business equal to or over R$750 million, in Brazil, in the year prior to the transaction; and (2) at least another group has posted annual gross revenues or volume of business equal to or over R$75 million, in Brazil, in the year prior to the transaction. The previously applied criterion pursuant to which a 20.0% market share required submission of a transaction to CADE was eliminated by Law 12,529. The closing of a transaction before its approval by CADE will subject the parties to fines ranging from R$60 thousand to R$60 million.

On April 26, 2012, the Brazilian Central Bank enacted Circular 3,590 (“Circular 3,590”), which sets forth that the Brazilian Central Bank will examine certain corporate reorganizations and other acts involving two or more financial institutions not only considering their potential effects on the financial system and its stability but also any potential impacts regarding market concentration and competition. Pursuant to Circular 3,590, such acts will be subject to the Brazilian Central Bank’s analysis, except in the case of transactions involving institutions of the same economic group or credit assignments which do not involve business transfer. The methodology, parameters and definitions used in the market concentration analysis of such acts shall be contained in the Guide for Analysis of Monopolistic Acts in the Financial System to be published by the Department of Organization of the Financial System of the Brazilian Central Bank. Upon approval of the transaction, the Brazilian Central Bank may establish certain restrictions thereto and require that the financial institutions execute an agreement in market concentration control, pursuant to which the terms and conditions of the sharing of the efficiency gain resulting from the act shall be set forth.

Disclosure Pursuant to Section 219 Of the Iran Threat Reduction and Syria Human Rights Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012, which added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), an issuer is required to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with individuals or entities designated pursuant to certain Executive Orders. Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.

During the period covered by this annual report, neither Santander Brasil nor any of its subsidiaries engaged in any activities or transactions requiring disclosure pursuant to Section 13(r).

The following activities are disclosed in response to Section 13(r) with respect to affiliates of Santander Brasil within the Santander Group:

During the period covered by this annual report an Iranian national, resident in the United Kingdom, who is currently designated by the United States and the United Kingdom under the Iran Sanctions regime held a mortgage with Santander UK plc that was issued prior to any such designation. No further drawdown has been made (or would be allowed) under this mortgage although we continue to receive repayment installments. In 2012, total revenue in connection with the mortgage was £10,768.38 whilst net profits were negligible relative to the overall profits of Santander UK. Santander UK does not intend to enter into any new relationships with this customer and any disbursements will only be made in accordance with applicable sanctions. This same Iranian national also holds two investment accounts with Santander Asset Management UK Limited. The accounts have remained frozen throughout 2012. The investment returns are being automatically reinvested, and no disbursements have been made to the customer. Total revenue in connection with the investment accounts was £208.15 whilst net profits were negligible in 2012 relative to the overall profits of Banco Santander, S.A.

In addition, Santander Spain or certain of its subsidiaries (other than Santander Brasil) has certain legacy export credits and performance guarantees with Bank Sepah and Bank Mellat, which are included in the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List.

•
With respect to Bank Sepah, Santander Spain or such subsidiaries (other than Santander Brasil) entered into bilateral credit facilities in May 1996 and in February 2004 of U.S.$95.7 million and  U.S.$4.2 million, respectively. The former matured on May 29, 2012 and the latter matures on September 11, 2013. As of December 31, 2012, €0.5 million remained outstanding under the 2004 bilateral credit facility.

•
With respect to Bank Mellat, Santander Spain or such subsidiaries (other than Santander Brasil) entered into two bilateral credit facilities in February 2000 in an aggregate principal amount of €25.9 million. Both credit facilities matured in 2012. In addition, in 2005 Santander Spain or such subsidiaries (other than Santander Brasil) participated in a syndicated credit facility for Bank Mellat of €15.5 million, which matures on July 6, 2015. As of December 31, 2012, Santander Spain or such subsidiaries (other than Santander Brasil) were owed €6.5 million under this credit facility.

Both Bank Sepah and Bank Mellat have been in default under all of these agreements in recent years and Banco Santander has been and expects to continue to be repaid any amounts due by official export credit agencies, which insure between 95% and 99% of the outstanding amounts under these credit facilities.  No funds have been extended by Santander under these facilities since they were granted.

Santander Spain or certain of its subsidiaries (other than Santander Brasil) also has certain legacy performance guarantees for the benefit of Bank Sephah and Bank Mellat (stand-by letters of credit to guarantee the obligations – either under tender documents or under contracting agreements – of contractors who participated in public bids in Iran) that were in place prior to April 27, 2007. However, should any of the contractors default in their obligations under the public bids, Santander Spain or such subsidiaries would not be able to pay any amounts due to Bank Sepah or Bank Mellat because any such payments would be frozen pursuant to Council Regulation (EU) No. 961/2010.

In the aggregate, all of the transactions described above resulted in approximately €120,000 gross revenues and approximately €(15,000) net loss to Santander Spain on a consolidated basis in 2012, all of which resulted from the performance of export credit agencies rather than any Iranian entity. Santander Spain has undertaken significant steps to withdraw from the Iranian market such as closing its representative office in Iran and ceasing all banking activities therein, including correspondent relationships, deposit taking from Iranian entities and issuing export letters of credit, except for the legacy transactions described above. Santander Spain or such subsidiaries are not contractually permitted to cancel these arrangements without either (i) paying the guaranteed amount – which payment would be frozen as explained above (in the case of the performance guarantees), or (ii) forfeiting the outstanding amounts due to it (in the case of the export credits). As such, the Santander Spain or such subsidiaries intend to continue to provide the guarantees and hold these assets in accordance with its internal policy and applicable laws.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.           Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010 and the related notes there to, and with the financial information presented under the section entitled “Item 3. Key Information—A. Selected Financial Data” included elsewhere in this annual report. The preparation of the consolidated financial statements referred to in this section required the adoption of assumptions and estimates that affect the amounts recorded as assets, liabilities, revenue and expenses in the years and periods addressed and are subject to certain risks and uncertainties. Our future results may vary substantially from those indicated as a result of various factors that affect our business, including, among others, those mentioned in the sections “Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors”, and other factors discussed elsewhere in this annual report. Our consolidated financial statements as of and for the years ended December 31, 2012, 2011 and 2010, prepared in accordance with IFRS and the report of our independent registered public accounting firm are included in “Item 18. Financial Statements”.

Overview

We are a leading full-service bank in Brazil, which we believe to be one of the most attractive markets in the world given its growth potential and low penetration rate of banking products and services. We are the third largest private bank in Brazil, in terms of assets, with a 7.9% market share, as of September 30, 2012, and the largest bank in Brazil controlled by a major global financial group according to the Brazilian Central Bank. Our operations are present in all Brazilian regions, strategically positioned in South and Southeast, an area that accounted for approximately 72.0% of Brazil’s GDP, and where we have one of the largest branch networks of any Brazilian bank. For the year ended December 31, 2012, we generated net income of R$5.5 billion, and at that date we had total assets of R$421.1 billion and total equity of R$81.6 billion. Our Basel capital adequacy ratio, in the same period was 20.8% (excluding goodwill, the Basel Capital Adequacy ratio would be 17.7%).

We operate our business along three segments: Commercial Banking, Global Wholesale Banking and Asset Management and Insurance. Through our Commercial Banking segment, we offer traditional banking services, including checking and savings accounts, home and automobile financing, unsecured consumer financing, checking account overdraft loans, credit cards and payroll loans to mid- and high-income individuals and corporations (other than to our GB&M clients). Our Global Wholesale Banking segment provides a wide range of domestic and international services that are specifically tailored to the needs of a group of approximately 750 large local and multinational conglomerates, offering such products and services in the following key areas: global transaction banking, credit markets, corporate finance, equities, rates, market making and proprietary trading. Through our Asset Management and Insurance segment, we manage fixed income, money market, equity and multi-market funds and offer insurance products complementary to our core banking business to our retail and small- and medium-sized corporate customers.

Effects of the Global Financial Markets Crisis on our Financial Condition and Results of Operations

The global financial markets crisis has significantly affected the world economy since the second half of 2008. It has led to recessions and increasing unemployment in the world’s leading economies, a reduction in investments on a global scale, a decrease in raw material prices and a sharp decline in credit availability and liquidity, as well as a general closure of the capital markets worldwide.

In Brazil, however, the effects of the global financial markets crisis have been relatively moderate compared to those in the United States and Europe, and the Brazilian economy has experienced a rapid and strong recovery. After contracting 0.3% in 2009, GDP increased 7.5% in 2010 as compared to the previous year. In 2011, the economy slowed down to a growth of an estimated 2.7%, reflecting the lagged effects of a more restrictive monetary policy by the Brazilian Central Bank and the spillover of the international financial crisis (primarily in Europe). In 2012, the international crisis persisted and the economy continued to slow down despite monetary and fiscal easing. Although some export-oriented companies have suffered revenue decreases, relatively strong domestic demand has sustained economic growth in Brazil, particularly due to high consumer confidence, strong labor markets and minimum wage readjustments. Brazilian banks are funded almost entirely by domestic deposits, which have increased during the financial crisis as funds were moved from asset management vehicles into bank deposits, which are perceived to be safer. Also, the Brazilian Central Bank lowered reserve requirements and, in response, public banks increased their supply of credit. As a result, the global liquidity crisis had relatively little impact in Brazil.

The global financial crisis has not had a material impact on our liquidity and capital resources due to the relatively stable economic environment in Brazil, our relatively low dependence on funding from the international markets, a proactive approach from the Brazilian Central Bank (detailed below) and the liquidity cushion we built up in response to the global financial markets crisis. We gauge liquidity needs on a recurring basis based on our business plans and we pursue funding actions based on anticipated funding needs.

During the financial crisis in 2008 and 2009, the Brazilian Central Bank took steps to minimize the impact of the crisis, reducing reserve requirements, creating a time deposit with higher insured value and guaranteed by the FGC, to be used as a funding alternative for small and midsize banks and providing that these banks could be financed by or sell loan portfolios to large banks or could sell their loans. In 2010, upon the easing of the financial crisis, there was a reversal of some of these measures, such as a replenishment of the reserve requirements and the establishment of a schedule for gradually reducing the volume of time deposits with special guarantee (Depósito a Prazo com Garantia Especial, or “DPGE”).

In the first half of 2011, the Brazilian Central Bank began focusing on measures to control economic growth and inflation in Brazil. By mid-year, when the global economy began showing signs of uncertainty, the government and the Brazilian Central Bank reversed this course and started implementing measures to stimulate the economy, including reducing interest rates. Moreover, in November, the Brazilian Central Bank adjusted capital requirements for consumer loans to provide incentives for banks to lend. Capital requirements for short-term consumer loans were reduced, while capital requirements for longer term consumer loans were increased. In December 2011, in further efforts to increase liquidity in the banking system, the Brazilian Central Bank announced changes to decrease the return on a portion of required reserves when these resources are not used by banks to either buy loan portfolios from smaller banks, or Financial Bills (Letras Financeiras), or used as interbank loans.

In 2012, the market environment has proven to be more challenging and the economy slowed down substantially (with GDP growth of 0.9%) with a direct impact on the credit quality in Brazil. As a consequence, the financial system suffered an increase in the overall delinquency ratios, driven mainly by the individuals lending segment. The efforts of the government and the Brazilian Central Bank to increase liquidity and boost the economy continued in 2012, with additional measures reducing reserve requirements on time deposits and demand deposits and channeling liquidity to smaller banks.

Other Factors Affecting Our Financial Condition and Results of Operations

As a Brazilian bank, we are significantly affected by the general economic environment in Brazil. The following table presents key data of the Brazilian economy for the periods indicated:

	For the year ended December 31,
	2012	2011	2010
GDP growth(1)	0.9%	2.7%	7.5%
CDI rate(2)	8.4%	11.6%	9.8%
TJLP(3)	5.7%	6.0%	6.0%
SELIC rate(4)	7.25%	11.0%	10.75%
Increase (decrease) in Real value against the U.S. dollar	8.9%	12.6%	(4.3%)
Selling exchange rate (at period end) R$ per U.S.$1.00	2.04	1.88	1.67
Average exchange rate R$ per U.S.$1.00(5)	1.95	1.67	1.76
Inflation (IGP-M)(6)	7.8%	5.1%	11.3%
Inflation (IPCA)(7)	5.8%	6.5%	5.9%

Sources: BNDES, Brazilian Central Bank, FGV, IBGE and LCA Consultores.

(1)	Revised series. Source: IBGE.

(2)	The CDI rate is the average daily interbank deposit rate in Brazil (at the end of each month and annually).

(3)	Represents the interest rate applied by the BNDES for long-term financing (at the end of the period).

(4)	The benchmark interest rate payable to holders of some securities issued by the Brazilian government and traded on the SELIC.

(5)	Average of the selling exchange rate for the last day of each month during the period.

(6)	The inflation rate is the general index of market prices (Índice Geral de Preços-Mercado, or “IGP-M”), as calculated by FGV.

(7)	The inflation rate is the consumer price index (Índice de Preços ao Consumidor – Amplo, or “IPCA”), as calculated by the IBGE.

Interest Rates

Since the implementation of an inflation target framework in 1999, local interest rates have been on a downward trend. The SELIC was lowered from 45.00% per annum in 1999 to 13.75% in 2008, shortly before the recent worldwide financial crisis began. The worldwide financial crisis led to further reductions of the SELIC, which reached 8.75% in 2009 (its lowest historical level until then). The reduction in the SELIC contributed significantly to the economic recovery. The normalization of local liquidity conditions and inflationary pressure in 2010 has led the monetary authority to raise rates by 375 basis points between April 2010 and July 2011, when the SELIC reached 12.50%. Nevertheless, the deepening of the international crisis and the first signs of slowdown in domestic activity led the Brazilian Central Bank to resume monetary easing in August 2011. Thus, the SELIC rate was cut by 525 basis point between August 2011 and December 2012. As of March 26, 2012, the SELIC rate was at 7.25%.

The following table presents the low, high, average and period-end SELIC since 2008, as reported by the Brazilian Central Bank:

	Low	High	Average(1)	Period-End
Year
2008	11.25	13.75	12.54	13.75
2009	8.75	12.75	9.92	8.75
2010	8.75	10.75	10.00	10.75
2011	11.00	12.50	11.71	11.00
2012	7.25	10.50	8.46	7.25

(1)	Average of month-end rates during the period.

Our assets are predominantly fixed rate and our liabilities predominantly floating. The resulting exposure to increases in market rates of interest is modified by our use of cash flow hedges to convert floating rates to fixed, but we maintain an exposure to interest rate movements. As of December 31, 2012, a 100 basis point increase in the yield curve would have resulted in R$272 million decline in the net interest income over a one-year period.

Credit Volume

Credit volume in Brazil has increased significantly since 2004, mainly driven by lower inflation, decreasing interest rates and consistent economic growth. The worldwide financial crisis has temporarily affected the credit growth rates in late 2008 and early 2009. The monetary stimulus implemented by the Brazilian Central Bank as well as the aggressive stance of public owned banks on credit supply have led to a recovery already in 2009, intensified in 2010. Between 2011 and 2012, the credit outstanding increased at a lower rate than registered in the last five years (23.6% on average), mainly due to the economic slowdown and the hike in default rates.

The credit to GDP ratio has increased from 34.2% in December 2007 to 53.5% of the GDP in December 2012. Although this is one of the highest levels ever achieved by Brazil, it is still low compared to other economies.

	2012	2011	2010
	(in billions of R$)
Total Credit Outstanding	2, 360	2,030	1,706
Earmarked credit	849	727	590
Market based credit	1,455	1,303	1,116
of which:
Corporate	737	651	556
Individuals (retail)	718	652	560

Some figures may be subject to revision by the Brazilian Central Bank

Source: Brazilian Central Bank

Foreign Exchange Rates

Our policy is to maintain limited foreign exchange rate exposure by seeking to match foreign currency denominated assets and liabilities as closely as possible, including through the use of derivative instruments. In 2012, we recorded foreign exchange gains of R$378 million. In 2011, we recorded foreign exchange losses of R$121 million. In 2010, we recorded foreign exchange gains of R$416 million as a result of the effect of the depreciation of the U.S. dollar against the real on our assets and liabilities position in U.S. dollar denominated instruments during the year. These foreign exchange gains and losses were offset in large part in each year by a corresponding loss or gain on derivatives entered into to hedge this exposure. Such losses and gains are recorded under “Exchange differences (net)”.

The Brazilian currency has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies during the last decades. Between 2000 and 2002, the real depreciated significantly against the U.S. dollar, reaching a selling exchange rate of R$3.53 per U.S.$1.00 at the end of 2002. Between 2003 and mid-2008, the real appreciated significantly against the U.S. dollar due to the stabilization of the macroeconomic environment and a strong increase in foreign investment in Brazil, with the exchange rate reaching R$1.56 per U.S.$1.00 in August 2008. In the context of the crisis in the global financial markets, the real depreciated since mid 2008 reaching R$2.34 per U.S.$1.00 on December 31, 2008. With global economic recovery, the Brazilian currency appreciated to R$1.74 per U.S.$1.00 at December 31, 2009 and R$1.66 per U.S.$1.00 at December 31, 2010. The recent volatility in international markets contributed to the depreciation of the real in the second half of 2011, reaching R$1.88 per U.S.$1.00 by December 31, 2011. The international financial markets remained in turmoil in 2012. The real continued to depreciate and reached to R$2.04 per U.S.$1.00 on December 31, 2012.

Inflation

The introduction of the inflation targeting regime in 1999 resulted in important inflation reduction (measured by the official rate, the IPCA Consumer Price Index estimated by the IBGE). In recent years inflation has been oscillating around the target, which is set by the National Monetary Council. The target has been set at 4.5% since 2005 with a tolerance interval of 2 percentage points above and below this target.

In 2009, the global financial crisis contributed to contain inflation. In 2010, domestic demand recovery and commodity price increases contributed to inflation of 5.9%. In 2011, consumer price inflation increased to 6.5%, driven primarily by a 9% increase in prices of services. In 2012, consumer price inflation decelerated to 5.8% mainly due to the impact of tax reduction on durable goods prices and the lower than expected increases in regulated prices such as urban transport fares and electricity and telecommunication tariffs.

Reserve and Lending Requirements

The requirements set by the Brazilian Central Bank for reserves and credit has significant impact on the operational results of the financial institutions in Brazil. Increases or decreases in such requirements may have an impact on our operational results by limiting or making available amounts for commercial credit transactions.

During 2012, the Brazilian Central Bank changed certain rules related to the requirements for reserves, which justifies part of the decrease in our compulsory reserve deposit outstanding balance from R$45.2 billion on December 31, 2011 to R$34.5 billion on December 31, 2012. The main changes were as follows:

•
In order to optimize liquidity in the financial system, on December 22, 2011, the Brazilian Central Bank approved Circular 3,569 which redefines the rules for compulsory time deposits. This Circular was amended by Circulars 3,576/2012, 3,594/2012, 3,609/2012 and 3,613/2012. The rules limit the portion of the compulsory amount that renders interest and applies to  (1) the allocation of funds at small financial institutions, (2) assets at the credit guarantee fund, (3) financing and commercial leasing of cars and commercial light vehicles manufactured before September 14, 2012 and (4) financing and commercial leasing of motorcycles manufactured on and after September 14, 2012.  The compulsory percentage that does not entail interest is subject to 20.0% as of February 2012, 25.0% as of April 2012, 36.0% as of June 2012, 50.0% as of October 2012, 36.0% as of February 2014, 27.0% as of April 2014, 18.0% as of June 2014 and 0% as of August 2014.

•
On January 23, 2012, the Brazilian Central Bank issued Circular 3,573, which allows deduction of up to 5.0% in rural credit financing for agriculture support to fulfill the requirement related to on demand compulsory funding. To our institution, such deduction will be considered up to June 17 to 28, 2013 calculations, the transaction period of which begins on June 26, 2013.

•
On June 28, 2012, through Circular 3.603 published by the Brazilian Central Bank, the additional requirement related to on demand compulsory funding rate at 12.0% was reduced to 6.0. Such change affected the calculation period from June 2 to 6, 2012, which was fulfilled from July 16 to 20, 2012.

•
On September 14, 2012, the Brazilian Central Bank issued Circular 3,609 which (1) changed the additional requirement related to on demand compulsory funding rate at 6.0% to zero and (2) reduced the additional requirement related to compulsory time funding rate from 12.0% to 11.0%. The first change produced immediate effects whereas the second is effective since October 29, 2012.

•
On December 27, 2012, the Brazilian Central Bank approved Circular No. 3.622 which provides for the possibility to deduct, up to the limit of 20.0% on the compulsory time funding, of financing carried out pursuant to Resolution No. 4.170 of December 20, 2012. Such Circular impacted our institution as of February 6, 2013.

The table below shows the requirements for reserves and credit to which we are subject for each financing category:

Product	At December 31, 2011	At December 31, 2012	Form of Required Reserve	Yield
Demand deposits
Rural credit loans(1)	28.0%	34.0%	Loans and Cash	6.75% p.a. and Zero for Cash
Microcredit loans(3)	2.0%	2.0%	Loans and Cash	Cap rate: 2.0% p.m. and Zero for Cash
Reserve requirements	43.0%	44.0%	Cash	Zero
Additional reserve requirements(2)	12.0%	0.0%	Cash	SELIC
Free funding(4)	15.0%	20.0%
Savings accounts
Mortgage loans	65.0%	65.0%	Loans and Cash	Cap of TR + 12.0% p.a. and TR + 6.17% for Cash TR + 6.17% p.a., or TR + 70.0% of the target
Reserve requirements(6)	20.0%	20.0%	Cash	SELIC – (new rule)
Additional reserve requirements	10.0%	10.0%	Cash	SELIC
Free funding(4)	5.0%	5.0%
Time deposits
Reserve requirements	20.0%	20.0%
In cash or credit(5)	7.2%	10.0%	Cash or Credit	SELIC for Cash
In cash	12.8%	10.0%	Cash	SELIC
Additional reserve requirements	12.0%	11.0%	Cash	SELIC
Free funding(4)	68.0%	69.0%

(1)
Rural Credits are credits granted to farmers at open position at R$4.3 billion and R$4.4 billion on December 31, 2011 and December 31, 2012, respectively. On July 1, 2012, there was an increase in the rural credit rate from 28.0% to 34.0% through Resolution 4,096 of the Brazilian Central Bank of June 28, 2012, which amended Resolution 3,746 of June 30, 2009 which had set gradual rate reduction until June 2014. Such change is effective since July 1, 2012 to be fulfilled within 12 months (July 12 to June 13), and within this period the average for requirement shall be maintained according to the new rate.

(2)
In compensation to the increase in the rural credit rate from 28.0% to 34.0% on June 28, 2012, the Brazilian Central Bank issued Circular 3,603 which reduced the rate on the additional reserve requirements on demand deposits from 12% to 6%, with effect from February 07, 2012. On September 14, 2012 the Brazilian Central Bank issued Circular 3,609, changing the rate of the additional reserve requirements on demand deposits, from 6% to 0%, starting on September 17, 2012.

(3)	Micro-credits are credits granted to very small businesses at open position at R$209.8 million and R$261.6 million on December 31, 2011 and December 31, 2012, respectively.

(4)	Interest-free financing is the amount to be used on a free of interest basis for other purposes in each financing category.

(5)	Includes the credit obtained until December 31, 2012 with the financial institutions the net capital of which is lower than R$3.5 billion.

(6)
Upon publication of Circular No. 3.596/2012, the rule for calculation of the interest received on deposit reserves in savings accounts requirements was changed. As of May 31, 2012, whenever SELIC rate target was lower than or equal to 8.5% per year, Cap TR + 70.0% of SELIC target was used, otherwise the former rule was used, i.e. Cap TR + 6.17% per year.

Taxes

Our tax expense mainly consists of two components: (1) a federal income tax and (2) a social contribution tax. The federal income tax is calculated at a rate of 15.0%, plus a 10.0% surtax assessed on taxable profits in excess of R$240 thousand per annum. The social contribution tax is calculated at a rate of 15.0% (for financial institutions) of certain net revenues (9.0% through April 30, 2008, 15.0% and from May 1, 2008). Deferred tax assets and liabilities are computed based on temporary differences between the book basis and tax basis of assets and liabilities, tax losses, and adjustments to fair value of securities and derivatives. In addition, we are assessed PIS and COFINS taxes at a rate of 4.65% on certain revenues, net of certain expenses. Under IFRS, since PIS/COFINS taxes are assessed on the basis of certain revenues, net of certain expenses, we classify these taxes as income taxes.

The “IOF” - Tax on Financial Transactions, is currently paid by the customer (contributor) on loans at a daily rate of 0.0041% for legal entities and 0.0041% for individuals up to a cap of 1.5% plus an additional rate of 0.38% per financial transaction. Generally, loans for legal entities with maturity greater than 365 days are currently subject to an IOF/credit tax at a rate of 1.88% (maximum rate). Besides the fact that the Bank is responsible for withholding the IOF, the tax does not affect our reported results since the customer is the one that is considered the contributor.

See “Item 4. Information on the Company—B. Business Overview—Regulatory Overview—Foreign Investment in Brazil—PIS and COFINS tax rates” and “Item 4. Information on the Company—B. Business Overview—Regulatory Overview——Foreign Investment in Brazil—Tax on Financial Transactions (IOF)”.

Hedging in Foreign Investments

We operate a branch in the Cayman Islands and a subsidiary named Santander EFC (independent wholly-owned subsidiary in Spain) which is used primarily for sourcing funds in the international banking and capital markets to provide credit lines for us that are extended to our customers for working capital and trade-related financings. Under Brazilian income tax rules, the gains or losses resulting from the impact of appreciation or devaluation of the real on foreign investments is nontaxable. This tax treatment results in volatility in the income tax line on our income statement. This asymmetry is offset through a derivative position in U.S. dollar futures, which generates gains or losses depending of any devaluation or appreciation of the real, which is our strategy to protect our after-tax results. The reconciliation of our effective tax rate to the statutory tax rate is set forth in note 23b to our consolidated financial statements.

Goodwill of Banco Real

We generated goodwill of R$27 billion as a result of our acquisition of Banco Real in 2008. Under IFRS, we are required to analyze goodwill for impairment at least annually or whenever there are indications of impairment. In 2012, 2011 and 2010, we assessed goodwill impairment based on net present value techniques. The future cash flow was based on management estimates and assumptions that are subject to several factors, including: (1) macro-economic projections of interest rates, inflation, exchange rate and other, (2) the conduct and growth estimates (3) increased costs, returns, synergies and decisions regarding our investment plan, (4) the behavior of customers and (5) growth rates and adjustments applied to future cash flows. We did not identify any impairment to the goodwill relating to Banco Real in 2012, 2011 and 2010. For tax purposes, goodwill is amortized over a seven-year period. The difference between the tax basis and accounting basis of goodwill from the acquisition of Banco Real is considered permanent, since the possibility of future use of resources to settle a tax liability is considered remote by management. The goodwill realization at the Santander Brasil entity level is also considered remote because the possibility of loss on impairment or disposal only applies to the entity as a whole and, according to the characteristics of the business combination performed it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill related tax generates a permanent difference and no record of the deferred tax liability.

Main Assumptions	2012	2011	2010
Basis of valuation	Value in use: cash flows
Period of the projections of cash flows(1)	10 years	10 years	10 years
Growth rate	6.0%	5.0%	5.0%
Discount rate(2)	15.0%	15.2%	15.5%

(1)
The projections of cash flow are prepared using internal budget and growth plans of management based on historical data, market expectations and conditions such as industry growth, interest rates and inflation.

(2)	The discount rate is calculated based on the capital asset pricing model.

We performed a sensitivity test in the goodwill impairment analysis considering main premises that could reasonably possibly change, as required by the IFRS. Accordingly, we applied such a test considering the discount rate as the main premise subject to reasonable possible change and we did not identify any impairment to goodwill.

Factors Affecting the Comparability of Our Results of Operations

Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)

Following the approval by SUSEP on August 23, 2011, we closed the sale on October 5, 2011, by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly by Zurich Santander Brasil Seguros S.A. (the new corporate name of Santander Brasil Seguros S.A.) in the following companies: (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain that was 51% held (fifty one percent) by Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% held (forty nine percent) by Banco Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

This closing effected  the transfer (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A. and (ii) payment of the preliminary purchase sale price to Banco Santander, amounting to a net of R$2,741,102 thousands (received on October 5, 2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463 thousands, are primarily composed of R$21,551,422 thousands in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL/VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amount to R$22,349,428 thousands, main, represented by R$21,278,718 thousands in liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized in this operation was R$424,292 thousands, recorded as a result of our disposal of non-current assets held for sale that were not classified as discontinued operations. On June 8, 2012 SUSEP approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain that is 100% held by Zurich Santander and currently the owner of the shares initially transferred to Zurich Santander.

The determination of the final sale and purchase price is pending and will be set appropriately based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released in the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011.  Once set, Banco Santander will disclose the price to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander of all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay

As part of the arrangement of the transaction, Banco Santander exclusively distributes these insurance products over the next 25 years through its branch network, with the exception of automobile insurance that is not included in the scope of the transaction. As a result of these contracts, Banco Santander receives a relative payment equivalent to that received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, reaching classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by IASB, and interpretations issued by IFRIC.

Our consolidated financial statements for the year ended December 31, 2008 and 2007 were the first to be prepared in accordance with IFRS, with a date of first implementation of January 1, 2007 (opening balance sheet).

General

Our principal accounting policies are described in note 2 to our audited consolidated financial statements. The following discussion describes those areas that require the most judgment or involve a higher degree of complexity in the application of the accounting policies that currently affect our financial condition and results of operations. The accounting estimates made in these contexts require management to make assumptions about matters that are highly uncertain. In each case, if management had made other estimates, or if changes in these estimates occur from period to period, these accounting estimates could have a material impact on our financial condition and results of operations.

Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if assumptions and conditions change. Judgments or changes in assumptions are submitted to the audit and compliance committee and to our regulatory authorities and are disclosed in the notes to our consolidated financial statements.

Fair value of Financial Instruments

We record financial assets and liabilities as financial instruments that are classified at fair value through profit or loss, available for sale securities, and all derivatives at fair value on the balance sheet. The fair value of a financial instrument is the value at which it could be bought or sold in a current transaction between knowledgeable, willing parties on an arm’s-length basis. If a quoted price in an active market is available for an instrument, the fair value is calculated based on that price.

If there is no market price available for a financial instrument, its fair value is estimated on the basis of the price established in recent transactions involving the same or similar instruments and, in the absence thereof, on the basis of valuation techniques commonly used by the financial markets.

We use derivative financial instruments for both trading and non-trading activities. The principal types of derivatives used are interest rate swaps, future rate agreements, interest rate options and futures, foreign exchange forwards, foreign exchange futures, foreign exchange options, foreign exchange swaps, cross currency swaps, equity index futures, equity options and equity swaps. The fair value of standard derivatives is calculated based on published price quotations. The fair value of over-the-counter derivatives is calculated as the sum of the expected future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets as follows:

•
The present value method for valuing financial instruments permitting static hedging (principally, forwards and swaps) and loans and advances. Expected future cash flows are discounted using the interest rate curves of the applicable currencies. The interest rate curves are generally observable market data.

•
The Black-Scholes model for valuing financial instruments requiring dynamic hedging (principally structured options and other structured instruments). Certain observable market inputs are used in the Black-Scholes model to generate variables such as the bid-offer spread, exchange rates, volatility, correlation between indexes and market liquidity, as appropriate.

•
Each of the present value methods and the Black-Scholes models are used for valuing financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors. The main inputs used in these models are principally observable market data, including appropriate interest rate curves, volatilities, correlations and exchange rates.

•
We use dynamic models similar to those used in the measurement of interest rate risk for measuring credit risk of linear instruments (such as bonds and fixed-income derivatives). In the case of non-linear instruments, if the portfolio exposed to credit risk (such as credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit for credit derivatives are quoted credit risk spreads, and the correlation between quoted credit derivatives of various issuers.

•
The determination of fair value requires us to make certain estimates and assumptions. If quoted market prices are not available, fair value is calculated using widely accepted pricing models that consider contractual prices of the underlying financial instruments, yield curves, contract terms, observable market data and other relevant factors. The use of different estimates or assumptions in these pricing models could lead to a different valuation being recorded in our consolidated financial statements.

See note 2d (iii) to our consolidated financial statements for additional information on valuation techniques used by us and details of the principal assumptions and estimates used in these models and the sensitivity of the valuation of financial instruments to changes in the principal assumptions used.

Impairment Losses on Financial Assets

 Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower , such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

•      Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

•	Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

•      Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

•
In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover, our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Impairment

Certain assets, including goodwill, other intangible assets, equity method investments, financial assets not carried at fair value through profit or loss and other assets are subject to impairment review. We record impairment charges when we believe there is objective evidence of impairment, or that the cost of the assets may not be recoverable. Assessment of what constitutes impairment is a matter of significant judgment.

We test goodwill and other intangible assets for impairment on an annual basis, or more frequently if events or changes in circumstances, such as an adverse change in business climate or observable market data, indicate that these assets may be impaired. An impairment loss recognized for goodwill may not be reversed in a subsequent period. The recoverable amount determination used in the impairment assessment requires prices of comparable businesses, present value or other valuation techniques, or a combination thereof, requiring management to make subjective judgments and assumptions. Events and factors that may significantly affect the estimates include, among other things, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates and specific industry or market sector conditions.

Given the degree of uncertainty related to these assumptions, the directors carry out sensitivity analysis using reasonably possible changes in the key assumptions on which the recoverable amount of the cash-generating units are based in order to confirm that the recoverable amounts still exceed the carrying amounts.

All debt and equity securities (other than those carried at fair value through profit or loss) are subject to impairment testing every reporting period. The carrying value is reviewed in order to determine whether an impairment loss has been incurred.

Evaluation for impairment includes both quantitative and qualitative considerations. For debt securities, such considerations include actual and estimated incurred credit losses indicated by payment default, market data on (estimated) incurred losses and other current evidence that the issuer may not pay amounts when due. Equity securities are impaired when management believes that, based on (the combination of) a significant or prolonged decline of fair value below the acquisition price, there is sufficient reason to believe that the acquisition cost may not be recovered. “Significant” and “prolonged” are interpreted on a case-by-case basis for specific equity securities.

Upon impairment, the full difference between amortized cost and fair value is removed from equity and recognized in net profit or loss. Impairments on debt securities may be reversed if there is a decrease in the amount of the impairment which can be objectively related to an observable event. Impairments on equity securities may not be reversed.

As a result of the impairment test of goodwill for 2012 and 2011 the recoverable amount of the cash generating unit was not at or near to its carrying amount. The recoverable amount is considered to be near to its carrying amount when changes in the key assumptions on which the recoverable amounts of the cash-generating unit is based makes the recoverable amount below the carrying amount.

In addition, we did not identify any impairment of tangible assets in 2012 and 2011 (see notes 13 and 12, respectively, to our audited consolidated financial statements). In 2009, we recorded R$819 million in provision for impairment losses on contracts for providing banking services. See note 14 to our audited consolidated financial statements.

Post-employment Benefits

We have undertaken to supplement the public social security system benefits accruing to certain employees, and to their beneficiary right holders, for retirement, permanent disability or death.

Our post-employment obligations to our employees are deemed to be “defined contribution plans” when we make pre-determined contributions to a separate entity and will have no legal or effective obligation to make further contributions if the separate entity cannot pay the employee benefits relating to the service rendered in the current and prior periods. Post-employment obligations that do not meet the aforementioned conditions are classified as “defined benefit plans”.

Defined benefit plans

The contributions made in this connection in each year are recognized under “Interest expenses and similar charges” and “Provisions (net)” in the consolidated income statement. The amounts not yet contributed at each year-end are recognized, at their present value, under “Provisions – Provisions for pensions and similar obligations” and stockholders’ equity (other comprehensive income) on the liability side of the consolidated balance sheet.

For defined benefit plans, the pension cost is assessed in accordance with the advice of a qualified external actuary. This cost is annually charged to the consolidated income statement as other operating expenses - actuarial losses - retirement plans and expenses.

The actuarial valuation is dependent upon a series of assumptions; the principal ones are set forth below:

•	annual discount rate-determined, when available, by reference to high-quality corporate bonds;

•	mortality tables;

•	annual social security pension revision rate;

•	price inflation;

•	annual salary growth rate; and

•	the method used to calculate vested commitments to current employees.

The difference between the fair value of the plan assets and the present value of the defined benefit obligation at the balance sheet date is recognized as a liability in the balance sheet.

Further information on retirement benefit obligations is set out in Notes 2 and 22 to our consolidated financial statements

Results of Operations

We are a financial group whose main business focus is commercial banking, complemented by global wholesale banking, asset management and insurance brokerage businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities, from our trading activities in such securities and derivatives, by buying and selling these instruments to take advantage of current and/or expected differences between purchase and sale prices, and from entering into derivative transactions with customers on which we hedge our market risk exposure and earn a spread.

Another source of income is the fees and commissions that we earn from the different banking and other financial services that we provide, including credit and debit cards, insurance sales, account management, bill discounting, guarantees, advisory and custody services, and from our mutual and pension fund management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in group companies.

Results of Operations for the year ended December 31, 2012 Compared to the year ended December 31, 2011

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	31,601	27,815	13.6	3,786
Income from equity instruments	94	94	0.0	-
Income from companies accounted for by the equity method	73	54	35.2	19
Net fee and commissions	7,753	7,339	5.6	414
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(170)	(235)	(27.7)	65
Other operating income (expenses)	(625)	(379)	64.9	(246)
Total income	38,727	34,688	11.6	4,039
Administrative expenses	(13,834)	(12,834)	7.8	(1,000)
Depreciation and amortization	(1,201)	(1,000)	20.0	(201)
Provisions (net)	(2,059)	(2,989)	(31.1)	930
Impairment losses on financial assets (net):	(16,476)	(9,382)	75.6	(7,094)

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Impairment losses on other assets (net)	(38)	(39)	(2.5)	1
Other non-financial gains/losses	449	452	(0.7)	(3)
Profit before tax	5,567	8,896	(37.4)	(3,329)
Income taxes	(74)	(1,149)	(93.5)	1,075
Net income	5,493	7,747	(29.1)	(2,254)

Summary

For the year ended December 31, 2012, we reported net income of R$5.5 billion, a 29.1% decrease as compared to 2011. Impairment losses on financial assets increased 75.6%, or R$7.1 billion, to R$16.5 billion for the year ended December 31, 2012 as compared to R$9.4 billion for the year ended December 31 2011, as a consequence of increases in delinquency rates during 2012.

Our delinquency ratio in December 2012 was 7.6%, as compared to 6.7% in December 2011.

Our total loan portfolio increased by 8.5% from R$194.2 billion on December 31, 2011 to R$210.7 billion on December 31, 2012, with the largest increases being loans to individuals and SMEs. Total deposits decreased by 1.0% from R$226.0 billion on December 31, 2011 to R$223.7 billion on December 31, 2012.

Our Basel capital adequacy ratio at December 31, 2012 was 20.8% in accordance with Brazilian Central Bank rules (disregarding the effect of goodwill the Basel capital adequacy ratio was 17.7%).

The variation in our net income was mainly due to:

•
A 13.6%, or R$3.8 billion, increase in net interest income for the year ended December 31, 2012 compared to the year ended December 31, 2011, mainly due to an increase of R$3.1 billion in revenues from lending activities, driven by loans to individuals and SME customers.

•
An increase of 5.6%, or R$414 million, in net fee and commission income for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to: (1) an increase in revenues from credit and debit cards, which mainly reflects the increase in fees from our merchant acquiring services, and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in both the credit card base and product penetration and; (2) an increase in revenues from banking fees due to growth of our customer base growth. These increases were partially offset by a decrease in commissions from trade finance operations.

•
Income tax expenses declined by R$1.075 million in the year ended December 31, 2012, compared to the year ended December 31, 2011. Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad.

•
A decrease of R$930 million in provisions for the year ended December 31, 2012. Provisions principally include provisions for tax, civil, and labor contingencies. The decrease in provisions was primarily due to our efforts and initiatives to normalize contingency levels, especially contingencies for labor claims.

These increases were offset by:

•
An increase of 7.8% or R$1,000 million in administrative expenses for the year ended December 31, 2012 as compared to the year ended December 31, 2011 mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

•
An increase of 75.6%, or R$7,094 million, in impairment losses on financial assets for the year ended December 31, 2012 as compared to the year ended December 31 2011. Following the evolution of default rate on the financial system, especially private banks, which began in 2011 and lasted throughout 2012, we were also affected by this trend, and our default rate changed from 6.7% in December 2011 to 7.7% in December 2012 (an increase of 100 basis points). For individuals, this increase in the default rate was primarily due to the rising level of indebtedness of households (an average increase of 22.0% in the period from January 2012 to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of default rate reflects the lower pace of economic growth and changes in the portfolio mix, principally, a higher share of SMEs in the portfolio.

Net Interest Income

Net interest income for the year ended December 31, 2012 was R$31,601 million, a 13.6%, or R$3,786 million, increase from R$27,815 million for the year ended December 31, 2011. Revenues from lending activities increased R$3,137 million or 14.9% during the year due to a 14.5% or R$24,894 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SMEs. For further information on loan portfolio, see “Item 3. Key Information—B. Business Overview—Selected Statistical Information—Loan Portfolio”.

Average total earning assets in 2012 were R$333.2 billion, a 2.9% or R$9.5 billion increase from R$323.7 billion in 2011. The principal drivers of this increase were an increase of R$24.0 billion in average of loans and advances to customers, partially offset by a decrease of R$15.1 billion in equity instruments. Net yield (the quotient of net interest income divided by average earning assets) was 9.51% in 2012, an increase of 0.89 percentage points compared to 8.62% in 2011.

Average total interest bearing liabilities in 2012 were R$265.3 billion, an 8.6% or R$20.9 billion increase from R$244.4 billion in 2011. The main driver of this growth was an increase of R$16.3 billion in marketable debt securities and R$6.7 billion in customer deposits, partially offset by a R$3.3 billion in deposits from credit institutions.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2012 was 7.9%, 1.5 percentage point higher than in 2011, which was 6.44%.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2012 totaled R$94.0 million, which was stable in comparison to 2011.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2012 was R$73 million, a R$19 million increase from R$54 million for the year ended December 31, 2011. This increase principally reflects an increase in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results from Companhia de Arrendamento Mercantil RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2012 reached R$7,753 million, a 5.6%, or R$414 million, increase from R$7,339 million for the year ended December 31, 2011. This increase was mainly due to an increase in commissions from credit and debit cards and from banking fees.

Revenues from credit and debit cards totaled R$1,640 million for the year ended December 31, 2012, an increase of 26.3% compared to the year ended December 31, 2011. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquiring services and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2012, total financial transaction volume increased 22.3% compared to 2011. Our credit card base increased 17.5% and our debit card base increased 15.4% in 2012, reaching a total of 33.8 million issued cards.

Commissions from banking fees were R$2,546 million for the year ended December 31, 2012, a 3.3% increase compared to the year ended December 31, 2011, representing 32.8% of total commissions during the period. This variation is mainly due to an increase in our customer base.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2012 and 2011:

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,546	2,465	3.3	81
Receiving Services	581	515	12.8	66
Insurance and Capitalization	1,620	1,560	3.8	60
Asset Management and Pension Funds	1,226	1,204	1.8	22
Credit and debit cards	1,640	1,298	26.3	342
Capital markets	404	419	(3.6)	(15)
Trade finance	336	400	(16.1)	(65)
Tax on services	(353)	(364)	(3.1)	11
Others	(246)	(158)	55.9	(88)
Total	7,753	7,339	5.6	414

Gains/losses on Financial Assets and Liabilities (net) Plus Exchange Differences(net)

Gains/losses on financial assets and liabilities (net) plus exchange differences for the year ended December 31, 2012 were losses of R$170 million, a R$65 million decrease from losses of R$235 million for the year ended December 31, 2011. This variation is explained mainly due to lower expenses of R$132 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”) and higher gains of R$141 million in trading activities, partially offset by lower results of R$164 million from market making activities

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2012 was an expense of R$625 million, an increase of R$246 million compared to an expense of R$379 million for the year ended December 31, 2011, mainly due to the sale of Zurich Santander Brasil Seguros e Previdência S.A. and Zurich Santander Brasil Seguros to Zurich in 2011.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2012 were R$13,834 million, an R$1,000 million increase compared to expenses of R$12,834 million in the year ended December 31, 2011, mainly due to labor cost increases tied to inflation, and the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

Salaries, benefits and social security expenses increased R$483 million in 2012, due principally, to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).  For a discussion on how inflation can affect our costs, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Brazil—Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business.”

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,318	4,192	3.0	126
Social security	1,191	1,092	9.1	99
Benefits	1,114	866	28.7	248
Training	141	116	21.6	25
Others	363	378	(4.3)	(16)
Total	7,127	6,644	7.3	483

Other administrative expenses increased R$516 million from R$6,191 million for the year ended December 31, 2011 to R$6,707 million for the year ended December 31, 2012. The increase was primarily due to third-party technical services, data processing, new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 35.7% in the year ended December 31, 2012, as compared to 37.0% for the year ended December 31, 2011.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,720	1,564	10.0	156
Property, fixtures and supplies	1,171	1,087	7.7	84
Technology and systems	1,075	1,006	6.9	69
Advertising	499	494	1.0	5
Communications	574	566	1.4	8
Per diems and travel expenses	175	174	0.5	1
Surveillance and cash courier services	564	521	8.2	43
Other administrative expenses	929	778	(19.4)	151
Total	6,707	6,191	8.3	516

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2012 was R$1,201 million, a R$201 million increase from R$1,000 million for the year ended December 31, 2011, principally due to the amortization of our technological systems and branch network expansion.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,059 million for the year ended December 31, 2012, a decrease of R$930 million compared to R$2,989 million for the year ended December 31, 2011. This decrease was mainly due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize our contingency levels, especially contingencies for labor claims.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$22,051 million at December 31, 2012, or 10.2% compared to the year ended December 31, 2011, while non-performing assets increased 22.8%, or R$2,984 million. The default rate had an increase of 100 basis points in 2012 compared to the same period of the prior year. The net expenses from the allowances for credit losses in 2012 increased 75.6% compared to 2011 (R$7,094 million), and were R$16,476 million at December 31, 2012.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$, except percentages)
Computable credit risk(1)	238,804	216,756
Nonperforming assets	16,057	13,073
Allowances for nonperforming assets	14,042	11,180
Ratios
Nonperforming assets to computable credit risk	6.7%	6.0%
Coverage ratio(2)	87.4%	85.5%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows our nonperforming assets to credit risk ratio (not including guarantees and documentary credits) from the fourth quarter of 2008 through the fourth quarter of 2012:

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2012 and December 31, 2011.

	At December 31,
	2012	2011
	(in millions of R$)

Commercial, financial and industrial	6,157	4,775
Real estate – mortgage	283	172
Installment loans to individuals	9,368	7,720
Lease financing	249	406
Total	16,057	13,073

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets—Evolution of Impaired Assets—Methodology for loan loss allowances.”

Commercial, financial and industrial

Non-performing assets in the commercial, financial and industrial loan portfolio on December 31, 2012, increased 28.9% compared to December 31, 2011, mainly due to unfavorable economic conditions as a result of the slowdown of Brazilian economy.  According to data from the Brazilian Central Bank, Brazilian GDP grew by just 0.9% in 2012, compared to 1.0% in 2011.  During the year, the Brazilian government adopted a series of measures to boost the economy, such as roads and railways concessions, increased hiring credits, tax incentives in important sectors of economy, including the automobile industry and construction industry, among others. In addition, the Brazilian Central Bank reduced the SELIC throughout the year until October, 2012, when it reached the lowest level ever recorded. In November, the Brazilian Central Bank decided to keep the SELIC rate at 7.25%.

Despite measures taken by the Brazilian government to stimulate the economy, our industrial clients continued to be negatively affected by unfavorable international markets as a result of ongoing fiscal crises in Europe and the United States. These factors contributed to weak export performance and increased production costs for these clients, which were not fully reflected in their product pricing, and reduced their profitability and capacity to service their debt obligations. This was a continuation of the trend we observed in 2011.

Real estate – mortgage

Non-performing assets in the real estate – mortgage lending portfolio increased 64.5%, or R$111 million to R$283 million at December 31, 2012, compared to R$172 million at December 31, 2011, mainly due to growth in lending in this portfolio as more Brazilian consumers have begun funding home purchases through financing. Compared to the previous year, in 2012 the average default rate of the product remains stable at the same level observed in 2011.

Installment loans to individuals

Non-performing assets in the installment loans to individuals lending portfolio increased 21.3%, or R$1,648 million to R$9,368 million at December 31, 2012 compared to R$7,720 million at December 31, 2011, driven primarily by a high level of household debt of Brazilian families combined with inflation, which reached 5.7% in the year (as measured by the IPCA, the consumer price index), which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations.), used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2012 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Financial Leasing

Non-performing assets in the financial leasing lending portfolio decreased 38.7%, or R$157 million to R$249 million at December 31, 2012, compared to R$406 million in 2011, primarily due to the reduction in this lending portfolio, in line with the trend in the market of decreased automobile financing to individuals. According to the Brazilian Central Bank, at December 31, 2012, the lease financing portfolio for the financial system  decreased 48.9% compared with 2011.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2012 were losses of R$38 million, practically the same level of losses of R$39 million for year ended December 31, 2011.

Other non-financial gains/losses

Other nonfinancial gains/losses were gains of R$449 million during the year ended December 31, 2012, a R$3 million increase from gains of R$452 million during the year ended December 31, 2011.

Income Taxes

Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$74 million for the year of 2012, a R$1,075 million decrease from R$1,149 million for the year 2011. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

The following table presents an overview of certain income statement data for each of our operating segments for the year ended December 31, 2012.

Condensed Income Statement

	For the year ended December 31, 2012
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	29,218	92.5	2,287	7.2	97	0.3	31,601
Income from equity instruments	94	100.0	-	0.0	-	0.0	94
Income from companies accounted for by the equity method	73	100.0	-	0.0	-	0.0	73
Net fee and commission income	6,674	86.1	732	9.4	347	4.5	7,753
Gains/losses on financial assets and liabilities and exchange differences (net)	(654)	-	479	(281.3)	5	(3.2)	(170)
Other operating income(expenses)	(636)	101.9	(24)	3.8	35	(5.7)	(625)
Personnel expenses	(6,520)	91.5	(537)	7.5	(70)	1.0	(7,127)
Other administrative expenses	(6,458)	96.3	(226)	3.3	(22)	0.4	(6,707)
Depreciation and amortization	(1,069)	89.0	(107)	8.9	(24)	2.1	(1,201)
Provisions (net)	(2,043)	99.2	6	(0.3)	(22)	1.0	(2,059)
Impairment losses on financial assets (net)	(16,403)	99.6	(71)	0.4	-	0.0	(16,476)
Impairment losses on other assets (net)	(38)	100.0	-	0.0	-	0.0	(38)
Other non-financial gain (losses)	449	100.0	-	0.0	-	0.0	449
Profit before tax	2,684	48.2	2,537	45.6	346	6.2	5,567

The following tables show our results of operations for the years ended December 31, 2012 and 2011, for each of our operating segments.

Commercial Banking

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	29,218	24,885	17.4	4,333
Income from equity instruments	94	94	0.0	-
Income from companies accounted for by the equity method	73	54	35.2	19
Net fee and commission income	6,674	6,192	7.8	483
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(654)	(753)	(13.2)	99
Other operating income (expenses)	(636)	(695)	(8.4)	59
Total income	34,768	29,776	16.8	4,993
Personnel expenses	(6,520)	(6,031)	8.1	(488)
Other administrative expenses	(6,458)	(5,893)	9.6	(565)
Depreciation and amortization	(1,069)	(870)	23.0	(199)
Provisions (net)	(2,043)	(2,952)	(30.8)	909
Impairment losses on financial assets (net)	(16,403)	(9,334)	75.7	(7,070)
Impairment losses on other assets (net)	(38)	(34)	11.7	(4)
Other nonfinancial gain (losses)	449	452	(0.7)	(3)
Profit before tax	2,684	5,114	(47.5)	(2,430)

Global Wholesale Banking

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,287	2,589	(11.7)	(302)
Net fee and commission income	732	796	(8.0)	(64)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	479	513	(6.7)	(34)
Other operating income (expenses)	(24)	(29)	(17.2)	5
Total income	3,473	3,869	(10.2)	(396)
Personnel expenses	(537)	(526)	2.1	(11)
Other administrative expenses	(226)	(242)	(6.6)	16
Depreciation and amortization	(107)	(106)	0.9	(1)
Provisions (net)	6	3	100.0	3
Impairment losses on financial assets (net)	(71)	(47)	51.1	(24)
Impairment losses on other assets (net)	-	(5)	(100.0)	5
Profit before tax	2,537	2,947	(13.9)	(410)

Asset Management and Insurance

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
Net interest income	97	342	(71.7)	(245)
Net fee and commission income	347	351	(1.1)	(4)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5	5	0	0
Other operating income (expenses)	35	345	(89.9)	(310)
Total income	485	1,043	(53.5)	(558)
Personnel expenses	(70)	(87)	(19.5)	17
Other administrative expenses	(22)	(56)	(60.7)	33
Depreciation and amortization	(24)	(25)	(4.0)	1
Provisions (net)	(22)	(40)	(45.0)	18
Profit before tax	346	835	(58.6)	(489)

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Summary

Profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2012 was R$2,684 million, a R$2,430 million decrease from R$5,114 million for the year ended December 31, 2011.

This variation was mainly due to:

An increase of 17.4%, or R$4,333 million, in net interest income for the year ended December 31, 2012 compared to the year ended December 31, 2011, mainly due to growth of R$3.1 billion in revenues from lending activities, driven by lending to individuals and SMEs.

An increase of 7.8%, or R$483 million, in net fee and commission income for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to: (1) an increase in revenues from credit and debit cards which mainly reflects the increase in fees from our merchant acquiring services, and also the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in the card base and in product penetration, and; (2) an increase in revenues from banking fees as a consequence of our growth in customer base.

A decrease of 30.8%, or R$909 million, in provisions (net) for the year ended December 31, 2012 compared to the year ended December 31, 2011, principally due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize the contingency levels, especially contingencies for labor claims.

These increases were offset by:

A 75.7%, or R$7,070 million, increase in impairment losses on financial assets (net), for the year ended December 31, 2012 as compared to the year ended December 31, 2011. The evolution of default rate in the financial system, especially in private banks, which began in 2011 and lasted throughout 2012, was also experienced by our operations, where the default rate increased from 6.7% in December 2011 to 7.6% in December 2012 (an increase of 89 bp). For individuals, this increase in the default rate was generated primarily due to the rising level of indebtedness of household (average of 22.0% in the period from January to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of default rate reflects lower pace of economic growth and change in the portfolio mix (higher participation of SMEs segment).

An 9.6%, or R$565 million, increase in other administrative expenses in the year ended December 31, 2012 as compared to the year ended December 31, 2011, mainly due to the continuous expansion of our branch network, with the addition of 52 new branches in 2012.

An 8.1%, or R$488 million, increase in personnel expenses in the year ended December 31, 2012 as compared to the year ended December 31, 2011, mainly due to the impact of our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2012 reached R$29,218 million, a 17.4%, or R$4,333 million, increase from R$24,885 million for the year ended December 31, 2011. Revenues from lending activities increased R$3,142 million due to a 15.7%, or R$21,858 million, growth in the average credit portfolio volume in 2012, driven by lending to individuals and SMEs.

Income from Equity Instruments

Income from equity instruments for the Commercial Banking segment for the year ended December 31, 2012 reached R$94 million, the same level of the same period of 2011.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the Commercial Banking segment for the year ended December 31, 2012 was R$73 million, a R$19 million increase from R$54 million for the year ended December 31, 2011. This increase principally reflects a growth in the results of Companhia de Crédito, Financiamento e Investimento RCI Brasil, partially offset by lower results from Companhia de Arrendamento Mercantil RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment for the year ended December 31, 2012 reached R$6,674 million, a 7.8%, or R$483 million, increase from R$6,192 million for the year ended December 31, 2011.

Revenues from credit and debit cards totaled R$1,640 million for the year ended December 31, 2012, an increase of 26.3% compared to the year ended December 31, 2011. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquiring services and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2012, total financial transaction volume increased 22.3% compared to 2011. Our credit card base increased 17.5% in 2012 and our debit card base increased 15.8% in 2011 reaching a total amount of 33.9 million issued cards.

Commissions from banking fees were R$2,526 million for the year ended December 31, 2012, a 3.0% increase compared to the year ended December 31, 2011, representing 32.8% of total commissions during the period. This variation is mainly due to an increase in our customer base.

Gains/Losses on Financial Assets and Liabilities (net) plus Exchange Differences (net)

Gains on financial assets and liabilities (net) plus exchange differences (net) for the Commercial Banking segment for the year ended December 31, 2012 were losses of R$654 million, a R$99 million decrease from losses of R$753 million for the year ended December 31, 2011. This decrease was mainly due to lower expenses of R$132 million from derivatives transactions others including our results of hedging on investments abroad.

Other Operating Income (Expenses)

Other operating income (expenses) for the Commercial Banking segment for the year ended December 31, 2012 totaled expenses of R$636 million, an 8.4% decrease when compared to expenses of R$695 million for the year ended December 31, 2011.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$6,031 million for the year ended December 31, 2011 to R$6,520 million for the year ended December 31, 2012, an 8.1%, or R$488 million increase. This variation is principally due to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Commercial Banking segment increased from R$5,893 million for the year ended December 31, 2011 to R$6,458 million for the year ended December 31, 2012, a 9.6%, or R$565 million increase, primarily due to third-party technical services, data processing and new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services.

Depreciation and amortization

Depreciation and amortization in the Commercial Banking segment for the year ended December 31, 2012 was R$1,069 million, a R$199 million increase from R$870 million for the year ended December 31, 2011, principally due to the amortization of our technological systems and branch network expansion.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were expenses of R$2,043 million for the year ended December 31, 2012, a decrease of R$909 million as compared to expenses of R$2,952 million for the year ended December 31, 2011. This decrease was mainly due to lower provisions for contingencies, primarily due to our efforts and initiatives to normalize the contingency levels, especially contingencies for labor claims.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2012 reached R$16,403 million, a 75.7%, or R$7,070 million, increase from expenses of R$9,334 million for the year ended December 31, 2011.

For individuals, this increase of default rate was generated primarily due to the rising level of household indebtedness (an average increase of 22.0% in the period from January to October 2012, according to surveys by the Brazilian Central Bank). For corporations, the rise in the level of the default rate reflects a slower pace of economic growth and a change in the portfolio mix (a higher share of SMEs in this lending portfolio).

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2012 were losses of R$38 million, a R$4 million increase from losses of R$34 million for the year ended December 31, 2011.

Other Non-Financial Gains/Losses

Other non-financial gains/losses were gains of R$449 million during the year ended December 31, 2012, a R$3 million decrease from gains of R$452 million during the year ended December 31, 2011.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2012 was R$2.5 billion, a 13.9%, or R$410 million, decrease from R$2.9 billion for the year ended December 31, 2011.

This variation was mainly due to an 11.7%, or R$302 million, decrease in net interest income for the year ended December 31, 2012, as compared to the year ended December 31, 2011, mainly as a result of the effects of a lower basic interest rate (the SELIC rate) on business during 2012 and lower gains on trading activities.

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2012 totaled R$2,287 million, an 11.7%, or R$302 million decrease from R$2,589 million for the year ended December 31, 2011, as a result of the effects of a lower basic interest rate (the SELIC rate) on business during 2012 and lower gains on trading activities.

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment for the year ended December 31, 2012 was R$732 million, an 8.1%, or R$64 million decrease from R$796 million for the year ended December 31, 2011. This variation was mainly due to a decrease in commissions from trade finance operations.

Gains/Losses on Financial Assets (net) and Liabilities and Exchange Differences(net)

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the Global Wholesale Banking segment for the year ended December 31, 2012 were gains of R$479 million, a R$34 million decrease from gains of R$513 million for the year ended December 31, 2011. This variation is mainly due to lower results of R$164 million from market making activities, partially offset by gains of R$141 million in trading activities.

Other Operating Income/Expenses

Other operating income/expenses for the Global Wholesale Banking segment for the year ended December 31, 2012 were expenses of R$24 million, a decrease in expenses of R$5 million when compared to the year ended December 31, 2011.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$526 million for the year ended December 31, 2011 to R$537 million for the year ended December 31, 2012, a 2.1% or R$11 million increase, mainly due to the impact of salary increases under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Global Wholesale Banking segment decreased from R$242 million for the year ended December 31, 2011 to R$226 million for the year ended December 31, 2012, a 6.6%, or R$16 million decrease, mainly due to lower expenses related to technological third-party services.

Depreciation and Amortization

Depreciation and amortization for the Global Wholesale Banking segment for the year ended December 31, 2012 was R$107 million, which was stable in comparison to R$106 million for the year ended December 31, 2011.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were income of R$6 million for the year ended December 31, 2012, which increased R$3 million as compared to the year ended December 31, 2011.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2012 were losses of R$71 million, a R$24 million increase from losses of R$47 million for the year ended December 31, 2011.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2012 Compared to the Year ended December 31, 2011

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2012 totaled R$346 million, a 58.6%, or R$489 million decrease from R$835 million for the year ended December 31, 2011. The result was affected by the sale of Santander Seguros to ZS Insurance. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Factors Affecting the Comparability of Our Results of Operation—Sale of Zurich Santander Brasil Seguros e Previdência S.A. (the new corporate name of Santander Seguros S.A.)”.  The main impacts were:

•	A R$245 million decrease in net interest income in the year ended December 31, 2012 as compared to 2011; and

•	A R$310 million decrease in other operating income (expenses) in the year ended December 31, 2012 as compared to 2011.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2012 was R$97 million, a R$245 million decrease from R$341 million for the year ended December 31, 2011. This decrease was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2012 totaled R$347 million, a 1.1%, or R$4 million decrease from R$351 million for the year ended December 31, 2011.

Gains/Losses on Financial Assets and Liabilities (net) and Exchange Differences (net)

Gains/losses on financial assets and liabilities (net) and exchange differences (net) for the Asset Management and Insurance segment for the year ended December 31, 2012 were R$5 million, remaining at the same level as the previous year.

Other Operating Income/Expenses

Other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2012 was income of R$35 million, a R$310 million decrease, compared to income of R$345 million for the year ended December 31, 2011, mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment decreased from R$87 million for the year ended December 31, 2011 to R$70 million for the year ended December 31, 2012, a R$17 million decrease. This decrease was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Other Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment decreased from R$56 million for the year ended December 31, 2011 to R$22 million for the year ended December 31, 2012, a 60.7%, or R$33 million decrease. The variation was mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$22 million for the year ended December 31, 2012, compared to R$40 million for the year ended December 31, 2011, mainly due to the sale of Santander Seguros to ZS Insurance in the fourth quarter of 2011.

Loan Portfolio

Our credit portfolio totaled R$210,741 million as of December 31, 2012, an 8.5% increase from December 31, 2011. In the individual segment, the growth of R$6,864 million from December 31, 2011 to December 31, 2012 was driven mainly by mortgage loans, credit cards and personal loans. In the SMEs portfolio, the working capital portfolio increased and we had increases in contributions from the merchant acquiring business, which adds value to our customers and provides us with a closer relationship with them.

	For the year ended December 31,
	2012	2011	% Change	Change
	(in millions of R$, except percentages)
	(in millions of R$, except percentages)
Individuals	70,277	63,413	10.8	6,864
Consumer Finance	29,566	30,459	(2.9)	(893)
SMEs(1)	40,118	33,538	19.6	6,580
Corporate(1)	70,780	66,774	6.0	4,009
Total	210,741	194,184	8.5	16,559

Results of Operations for the year ended December 31, 2011 Compared to the year ended December 31, 2010

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	27,815	24,086	15.5	3,729
Income from equity instruments	94	52	81.2	42
Income from companies accounted for by the equity method	54	44	23.4	10
Net fee and commissions	7,339	6,836	7.4	503
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(235)	1,875	(112.5)	(2,110)
Other operating income (expenses)	(379)	(348)	9.2	(31)
Total income	34,688	32,544	6.6	2,144
Administrative expenses	(12,834)	(11,813)	8.6	(1,021)
Depreciation and amortization	(1,000)	(655)	52.7	(345)
Provisions (net)	(2,989)	(1,924)	55.4	(1,066)
Impairment losses on financial assets (net):	(9,382)	(8,234)	14.0	(1,148)
Impairment losses on other assets (net)	(39)	(21)	85.7	(18)
Other non-financial gains/losses	452	140	n.a.	312
Profit before tax	8,896	10,038	(11.4)	(1,142)
Income taxes	(1,149)	(2,631)	(56.3)	1,482
Net income	7,747	7,408	4.6	340

Summary

For the year ended December 31, 2011, we reported net income of R$7.7 billion, a 4.6% increase as compared to 2010. Total revenues in 2011 were R$34.7 billion, a 6.6% increase from R$32.5 billion in 2010, mainly driven by an increase in net interest income. Administrative expenses increased by 8.6% year over year.

Our total loan portfolio increased by 20.9% from R$161.0 billion on December 31, 2010 to R$194.2 billion on December 31, 2011, with the largest increases in loans to individuals and SMEs. Total deposits increased by 7.4% from R$210.3 billion on December 31, 2010 to R$226.0 billion on December 31, 2011. Our delinquency ratio in December 2011 was 6.7%, as compared to 5.8% in December 2010. Our BIS ratio at December 31, 2011 was 19.9% (disregarding the effect of goodwill).

Net income for the year ended December 31, 2011 was R$7.7 billion, a 4.6%, or R$340 million, increase from R$7.4 billion for the year ended December 31, 2010. This increase was mainly due to:

•
A 15.5%, or R$3.7 billion, increase in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase of R$3.4 billion in revenues from lending activities, driven by loans to individuals and SME customers.

•
An increase of 7.4%, or R$503 million, in net fee and commissions income for the year ended December 31, 2011 as compared to the year ended December 31 2010. This increase was primarily driven by a growth in commissions from sales of insurance and capitalization products and commissions from credit and debit cards in the same period.

•
Income tax expenses reached R$1,149 million December 31, 2011, a R$1,482 million decrease from R$2,631 million December 31, 2010. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

These increases were partially offset by:

•
A R$2.1 billion decrease in gains/losses on financial assets and liabilities (net) plus exchange differences (net) amounting to a loss of R$235 million in the year ended December 31, 2011, compared to gains of R$1.9 billion in the year ended December 31, 2010. This variation is explained mainly due higher expenses of R$2,029 million from derivatives transactions including our results of hedging on investments abroad – (see item 5.  Operating and financial review and prospects—A. Operating Results—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

•
An increase of 8.6% or R$1.0 billion in administrative expenses for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to labor cost increases tied to inflation and the expansion of our branch network, with the addition of 154 new branches in 2011.

•
An increase in impairment losses on financial assets (net) of R$1,148 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, principally due to an increase in the delinquency ratio.

•
An increase in provisions expenses of R$1,066 million for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to an increase in provisions for labor claims and tax litigations, partially offset by a decrease in civil claims. Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims to reduce the volume of open claims. Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing, among other measures.

Net Interest Income

Net interest income for the year ended December 31, 2011 was R$27,815 million, a 15.5%, or R$3,729 million, increase from R$24,086 million for the year ended December 31, 2010. Revenues from lending activities increased R$3,365 million or 19.1% during the year due to a 19.6% or R$28,118 million, increase in the average credit portfolio volume, driven by increased lending to individuals and SME customers. For further information on loan portfolio, see “Item 3. Key Information—B. Business Overview—Selected Statistical Information—Loan Portfolio”.

Average total earning assets in 2011 were R$323.7 billion, a 18.0% or R$48.4 billion increase from R$275.6 billion in 2010. The principal drivers of this increase were (1) an increase of R$26.0 billion in average of loans and advances to customers, (2) an increase of R$17.7 billion in average of cash and balances with the Brazilian Central Bank and (3) an increase of R$10.9 billion in average of debt instruments. Net yield (the quotient of net interest income divided by average earning assets) was 8.62% in 2011, a decrease of 0.13 percentage points compared to 8.75% in 2010.

Average total interest bearing liabilities in 2011 were R$244.4 billion, a 23.0% or R$46.0 billion increase from R$198.5 billion in 2010. The main drivers of this growth were a 1.1 percentage point increase in customer deposits, a 1.3 percentage point increase in marketable debt securities and a 1.8 percentage point increase in a subordinated debt.

Finally, the yield spread (the difference between gross yield on earning assets and the average cost of interest-bearing liabilities) in 2010 was 6.4%, 0.1 percentage point higher than in 2011, which was 6.3%, or practically stable compared to 2010.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2011 reached R$94.0 million, a 81.2% or R$42.0 million increase from R$52.0 million for the same period in 2010. This increase was mainly due to higher results from available-for-sale financial assets during the year.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method for the year ended December 31, 2011 was R$54 million, a R$10 million increase from R$44 million for the year ended December 31, 2010. This increase principally reflects a growth in the results of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the year ended December 31, 2011 reached R$7,339 million, a 7.4%, or R$503 million, increase from R$6,836 million for the year ended December 31, 2010. This increase was mainly due to an increase in commissions from sales of insurance and capitalization products and commissions from credit and debit cards.

Commissions from sales of insurance and capitalization products amounted to R$1,560 million for the year ended December 31, 2011, a 26.8% increase compared to the year ended December 31, 2010, representing 21.3% of total commissions during the period. This variation is explained by the growth of life insurance products linked to credit, and the change in the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Revenues from credit and debit cards totaled R$1,298 million for the year ended December 31, 2011, an increase of 33.9% compared to the year ended December 31, 2010. This increase was primarily due to the increase in fees as a result of the growth of our merchant acquisition business and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2011, credit card transaction volume increased 11.2% compared to 2010, and total financial transaction volume increased 11.3% compared to 2010. Our credit card base increased 8.2% in 2011 and our debit card base increased 13.4% in 2011 reaching a total amount of 29.3 million issued cards.

The following table reflects the breakdown of net fee and commission income for the year ended December 31, 2011 and 2010:

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Banking fees	2,465	2,369	4.0	96
Receiving Services	515	506	1.8	9
Insurance and Capitalization	1,560	1,230	26.8	330
Asset Management and Pension Funds	1,204	1,132	6.4	72
Credit and debit cards	1,298	969	33.9	329
Capital markets	419	502	(16.6)	(83)
Trade finance	400	456	(12.3)	(56)
Tax on services	(364)	(357)	2.1	(7)
Others	(158)	27	-	131
Total	7,339	6,836	7.4	559

Gains/Losses on Financial Assets and Liabilities (Net) plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the year ended December 31, 2011 were losses of R$235 million, a R$2,110 million decrease from gains of R$1,875 million for the year ended December 31, 2010.  This variation is explained mainly due higher expenses of R$2,029 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

Other Operating Income/Expenses

Other operating income/expenses for the year ended December 31, 2011 was an expense of R$379 million, an increase of R$31 million compared to an expense of R$348 million for the year ended December 31, 2010.

Administrative Expenses

Administrative Expenses for the year ended December 31, 2011 were R$12,834 million, a R$1,021 million increase compared to expenses of R$11,813 million for the year ended December 31, 2010, mainly due to labor cost increases tied to inflation, and the expansion of our branch network, with the addition of 154 new branches in 2011.

Salaries, benefits and social security expenses increased R$632 million in 2011 due principally to the recruitment of employees and to the impact of salary increases tied to inflation under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

The following table sets forth personnel expenses for each of the periods indicated:

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Salaries	4,192	3,731	12.3	461
Social security	1,092	994	9.9	98
Benefits	866	792	9.3	74
Training	116	93	24.7	23
Others	378	316	20.1	62
Total	6,644	5,926	12.1	718

Other administrative expenses increased R$304 million from R$5,887 million for the year ended December 31, 2010 to R$6,190 million for the year ended December 31, 2011. The increase was primarily due to contractual readjustments (contracts linked to inflation), new points of sale, a growth in our customer base, which generally leads to increased spending on infrastructure and services, and an increase in costs for advertising and marketing campaigns.

The efficiency ratio, which we calculate as total administrative expenses divided by total income, reached 37.0% in the year ended December 31, 2011, as compared to 36.3% for the year ended December 31, 2010.

The following table sets forth other administrative expenses for each of the periods indicated:

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Specialized and technical services	1,564	1,504	4.0	60
Property, fixtures and supplies	1,087	966	12.6	121
Technology and systems	1,006	889	13.2	117
Advertising	494	422	16.9	71
Communications	566	555	2.0	11

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Per diems and travel expenses	174	151	15.4	23
Surveillance and cash courier services	521	513	1.6	8
Other administrative expenses	778	887	(12.2)	(108)
Total	6,191	5,887	5.2	304

Depreciation and amortization

Depreciation and amortization for the year ended December 31, 2011 were expenses of R$1,000 million, a R$345 million increase from R$655 million for the year ended December 31, 2010, principally due to the initial amortization of our technological systems related to the integration process and branch network expansion.

Provisions (Net)

Provisions principally include provisions for tax, civil, and especially labor claims. Provisions (net) totaled R$2,989 million for the year ended December 31, 2011, an increase of R$1,066 million compared to R$1,924 million for the year ended December 31, 2010. This increase was mainly due to an increase in provisions for labor and tax litigation partially offset by a decrease in civil claims. Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the settlement of outstanding labor claims in an effort to reduce the volume of open claims. Concurrently, we have been implementing measures to reduce the level of new labor disputes with new controls on labor outsourcing among other measures.

Impairment Losses on Financial Assets (Net)

Our computable credit risk portfolio increased by R$33,635 million in the year ended December 31, 2011, or 18.4%, compared to the year ended December 31, 2010, while non-performing assets increased 39.8%, or R$3,724 million. The default rate increased 91 basis points in 2011. Net expenses from allowances for credit losses related to leasing transactions was adjusted for R$550 million due to a reclassification related to the unification of the accounting procedures of leasing transactions made during the integration representing an increase of 6.8%, or R$598 million, from R$8,783 million on December 31, 2010 to R$9,382 million on December 31, 2011.

The following table shows the ratio of our impaired assets to total computable credit risk and our coverage ratio at December 31, 2011 and at December 31, 2010.

	For the year ended December 31,
	2011	2010
	(in millions of R$, except percentages)
Computable credit risk(1)	216,756	183,121
Nonperforming assets	13,073	9,348
Allowances for nonperforming assets	11,180	9,192
Ratios
Nonperforming assets to computable credit risk	6.0%	5.1%
Coverage ratio(2)	85.5%	98.3%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including nonperforming assets but excluding country risk loans), guarantees and documentary credits.

(2)	Allowances for credit losses as a percentage of nonperforming assets.

The following chart shows the ratio of our non-performing assets to credit risk (not including guarantees and documentary credits) from the fourth quarter of 2008 through the fourth quarter of 2011(1):

Impaired Assets by Type of Customer

The following table shows our nonperforming assets by type of loan at December 31, 2011 and December 31, 2010.

	At December 31,
	2011	2010
	(in millions of R$)

Commercial, financial and industrial	4,775	3,563
Real estate – mortgage	172	150
Installment loans to individuals	7,720	4,863
Lease financing	406	772
Total	13,073	9,348

Non-performing assets as a percentage of shareholders’ equity increased from 13.0% as of December 31, 2010 to 17.0% as of December 31, 2011. Non-performing assets as a percentage of shareholders’ equity excluding goodwill increased from 21.1% as of December 31, 2010 to 26.2% as of December 31, 2011. This figure was adversely influenced by an increase in Brazilian interest rates, inflation and macroprudential economic policies, which directly affected the individuals segment of the banking system, mainly the consumption portfolio.

For a discussion of the evolution in impairment in our lending portfolios and our methodology for loan loss allowances with respect to the following lending portfolios, see “Item 4. Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Assets—Evolution of Impaired Assets—Methodology for loan loss allowances.”

Commercial, financial and industrial

Non-performing assets in commercial, financial and industrial loans portfolio on December 31, 2011 increased R$1,212 million, or 34.0%, compared to December 31, 2010, mainly due to due to unfavorable economic conditions.

During the year, many of our borrower clients, specifically industrial clients focused on production for retail sales, exhibited an increased appetite for borrowing with the expectation of favorable economic conditions. However, the retail sector was adversely affected in 2011 due to a number of economic measures adopted by the Brazilian government during this period (as described under “Item 3.  Key Information—Risk Factors—Risks Relating to Brazil— Government efforts to control inflation may hinder the growth of the Brazilian economy and could harm our business”). As a result of these measure, production costs for these industrial clients (and others) increased, which costs were not fully reflected in their product pricing, which reduced these clients’ profitability and their capacity to service their debt obligations.

In spite of the measures taken by the Bank such as enhancing its loan underwriting standards, the 2011 vintage commercial, financial and industrial loans demonstrated worse performance when compared with the 2010 vintage in large measure due to the economic factors and measures adopted by the Brazilian government described above.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations) used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2011 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Real estate – mortgage

Non-performing assets in real estate – mortgage loans increased R$22 million, or 14.5%, at December 31, 2011, compared to December 31, 2010. In light of the increase in this credit portfolio, an increase in non-performing assets was expected. The percentage of non-performing assets over our total portfolio improved in 2007, from 2.2% in 2010 to 1.7% in 2011.

Installment loans to individuals

Non-performing assets in installment loans to individuals increased R$2,857 million, or 58.7%, at December 31, 2011 compared to December 31, 2010. This figure was adversely influenced by a high level of household debt of Brazilian families, in large part due to lack of experience in managing credit, an increase in Brazilian interest rates, inflation, and certain measures implemented by the Brazilian Central Bank to control consumer credit, which directly affected the individuals segment of the banking system, mainly the consumer lending portfolio.

However, despite the scenario mentioned above, the Bank understands that its methodology for loan losses efficiently captured the acceleration in delinquencies due to internal rating models based on client behavior data and available external credit bureau rating information, which updates the Probability of default, or “PD” (the probability of the borrower failing to meet its principal and/or interest payment obligations), used by the Bank to estimate the provision for loan losses.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year.  A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the borrower (subjective doubtful assets).

In addition, prior to charging off past due loans (which is only done after we have completed all recovery efforts), we fully provision the remaining balance of the loan so our allowance for loan losses fully cover our losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

Finally, the loans originated in 2012 have a higher proportion of loans with higher level of collateral as required in the Bank’s revised underwriting standards as described, which therefore requires a lower level of provisioning.

Financial Leasing

Non-performing loans in lease financing decreased R$366 million, or 47.4%, in the year ended December 31, 2011 compared to year ended December 31, 2010, mainly due to a decrease in lending in this category, in line with market trends.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the year ended December 31, 2011 were losses of R$39 million, a R$18 million increase from losses of R$21 million for year ended December 31, 2010, mainly due to lower provisions related to noncurrent assets.

Other Nonfinancial Gains/Losses

Other nonfinancial gains/losses were gains of R$452 million during the year ended December 31, 2011, a R$312 million increase from gains of R$140 million during the year ended December 31, 2010. This increase was mainly due to R$424 million in gains related to the sale of Santander Seguros to ZS Insurance. This increase was partially offset by a R$107 million non-operating gain in March 2010 resulting from the sale of a former headquarters building.

Income Taxes

Income tax expense includes: Income tax, social contribution, PIS and COFINS (which are social contributions due on some revenues net of some expenses). Income tax expenses reached R$1,149 million December 31, 2011, a R$1,482 million decrease from R$2,631 million December 31, 2010. There are some relevant permanent differences that impact the tax rate: interest on capital, goodwill amortization and the foreign exchange valuation on investments abroad. The effective tax rate is set forth on note 23b in the consolidated financial statements.

Results of Operations by Segment for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

The following table presents an overview of certain income statement data for each of our operating segments for the year ended December 31, 2011.

Condensed Income Statement

	For the year ended December 31, 2011
	Commercial Banking	% of Total	Global Wholesale Banking	% of Total	Asset Management and Insurance	% of Total	Total
	(millions of R$, except percentages)
Net interest income	24,885	89.5	2,589	9.3	342	1.2	27,815
Income from equity instruments	94	100.0	-	0.0	-	0.0	94
Income from companies accounted for by the equity method	54	100.0	-	0.0	-	0.0	54
Net fee and commission income	6,192	84.4	796	10.8	351	4.8	7,339
Gains/losses on financial assets and liabilities and exchange differences (net)	(753)	n.a.	513	(217.6)	5	(2.2)	(235)
Other operating income/expenses	(695)	n.a.	(29)	7.7	345	n.a.	(379)
Personnel expenses	(6,031)	90.8	(526)	7.9	(87)	1.3	(6,644)
Other administrative expenses	(5,893)	95.2	(242)	3.9	(56)	0.9	(6,191)
Depreciation and amortization	(870)	86.9	(106)	10.6	(25)	2.5	(1,000)
Provisions (net)	(2,952)	98.8	3	(0.1)	(40)	1.3	(2,989)
Impairment losses on financial assets (net)	(9,334)	99.5	(47)	(0.5)	-	0.0	(9,382)
Impairment losses on other assets (net)	(34)	87.8	(5)	12.2	-	0.0	(39)
Other nonfinancial gain (losses)	452	100.0	-	0.0	-	0.0	452
Profit before tax	5,114	57.5	2,947	33.0	835	9.4	8,896

The following tables show our results of operations for the years ended December 31, 2011 and 2010, for each of our operating segments.

Commercial Banking
	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	24,885	21,292	16.9	3,592
Income from equity instruments	94	52	81.2	42
Income from companies accounted for by the equity method	54	44	23.4	10
Net fee and commission income	6,192	5,530	12.0	662
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	(753)	1,550	(148.6)	(2,303)
Other operating income/expenses	(695)	(596)	16.6	(99)
Total income	29,776	27,872	6.8	1,904
Personnel expenses	(6,031)	(5,354)	12.7	(677)
Other administrative expenses	(5,893)	(5,586)	5.5	(307)
Depreciation and amortization	(870)	(547)	59.0	(323)
Provisions (net)	(2,952)	(1,890)	56.2	(1,062)
Impairment losses on financial assets (net)	(9,334)	(8,225)	13.5	(1,109)
Impairment losses on other assets (net)	(34)	(21)	63.8	(13)
Other nonfinancial gain (losses)	452	140	n.a.	312
Profit before tax	5,114	6,388	(19.9)	(1,274)

Global Wholesale Banking

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	2,589	2,501	3.5	88
Net fee and commission income	796	892	(10.8)	(96)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	513	244	109.9	269
Other operating income/expenses	(29)	(30)	(2.3)	1
Total income	3,869	3,607	7.2	262
Personnel expenses	(526)	(512)	2.6	(14)
Other administrative expenses	(242)	(215)	12.3	(27)
Depreciation and amortization	(106)	(58)	83.3	(48)
Provisions (net)	3	4	(25.0)	(1)
Impairment losses on financial assets (net)	(47)	(8)	n.a.	(39)
Impairment losses on other assets (net)	(5)	-	n.a.	(5)
Profit before tax	2,947	2,818	4.6	129

Asset Management and Insurance

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Net interest income	342	292	16.7	50
Net fee and commission income	351	414	(15.2)	(63)

	For the year ended December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
Gains/losses on financial assets and liabilities (net) and exchange differences (net)	5	80	(93.6)	(75)
Other operating income/expenses	345	278	24.1	67
Total income	1,043	1,065	(2.1)	(22)
Personnel expenses	(87)	(60)	44.7	(27)
Other administrative expenses	(56)	(86)	(35.1)	30
Depreciation and amortization	(25)	(50)	(49.8)	25
Provisions (net)	(40)	(38)	6.8	(2)
Profit before tax	835	832	0.4	3

Commercial Banking Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 was R$5,114 million, a R$1,274 million decrease from R$6,388 million for the year ended December 31, 2010. Excluding the effects of the hedging results of our investments held abroad, our profit before tax attributed to the Commercial Banking segment for the year ended December 31, 2011 totaled R$6.8 billion, a R$700 million increase from R$6.1 billion for the year ended December 31, 2010. This variation was mainly due to:

•
An increase of 16.9%, or R$3,592 million, in net interest income for the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to growth of R$3.4 billion in revenues from lending activities, driven by lending to individuals and SME customers.

•
An increase of 12.0%, or R$662 million, in net fee and commission income for the year ended December 31, 2011 compared to the year ended December 31, 2010, principally due to (1) an increase in revenues from credit and debit cards which mainly reflects the increase in fees from our merchant acquisition business, and also the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in the card base and in product penetration, (2) an increase in the commissions from sales of insurance and capitalization products paid by our insurance business to the Commercial Banking segment and (3) the change of the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

These increases were partially offset by:

•
A R$2,303 million decrease in gains/losses on financial assets and liabilities (net) plus exchange differences (net) amounting to a loss of R$753 million in the year ended December 31, 2011, compared to gains of R$1,550 million in the year ended December 31, 2010.  This variation is explained mainly due higher expenses of R$2,223 million from derivatives transactions including our results of hedging on investments abroad – (see “Item 5.  Operating and financial review and prospects—A. Operating Results—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

•
A 12.7%, or R$677 million, increase in personnel expenses in the year ended December 31, 2011 as compared to the year ended December 31, 2010, mainly due to the recruitment of employees for our new branches and the impact of our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable income, linked to the official consumer price inflation index (IPCA).

Net Interest Income

Net interest income for the Commercial Banking segment for the year ended December 31, 2011 reached R$24,885 million, a 16.9%, or R$3,592 million, increase from R$21,292 million for the year ended December 31, 2010. Revenues from lending activities increased R$3,365 million due to a 19.6%, or R$28,118 million, growth in the average credit portfolio volume in 2011, driven by lending to individuals and SME customers.

Income from Equity Instruments

Income from Equity Instruments for the year ended December 31, 2011 reached R$94.0 million, a 81.2% or R$42.0 million increase from R$52.0 million for the same period in 2010. This increase was mainly due to higher results from available-for-sale financial assets over the year.

Income from Companies Accounted for by the Equity Method

Income from companies accounted for by the equity method for the Commercial Banking segment for the year ended December 31, 2011 was R$54 million, a R$10 million increase from R$44 million for the year ended December 31, 2010. This increase principally reflects a growth in the results of Companhia de Arrendamento Mercantil RCI Brasil and of Companhia de Crédito, Financiamento e Investimento RCI Brasil.

Net Fee and Commission Income

Net fee and commission income for the Commercial Banking segment for the year ended December 31, 2011 reached R$6,192 million, a 12.0%, or R$662 million, increase from R$5,530 million for the year ended December 31, 2010.

Revenues from credit and debit cards totaled R$1,298 million in the year ended December 31, 2011, an increase of 34.0% compared to the year ended December 31, 2010. This performance reflects the increase in fees from the merchant acquisition business and the adoption of a strategy based on innovation and a focus on customer needs, resulting in an increase in our credit card base and in product penetration. In 2011, credit card transaction volume increased 11.2% compared to 2010, and total financial transaction volume increased 11.3% compared to 2010. Our credit card base increased 8.2% in 2011 and our debit card base increased 13.4% in 2011 reaching a total amount of 29.3 million issued cards.

The increase was also due to:

•	An increase in the commissions from insurance and capitalization products paid by our insurance business to the Commercial Banking segment; and

•	The change of the effective term of life and personal accident premiums, which in 2011 ceased to be renewed on a monthly basis and began to be renewed on an annual basis.

Gains/Losses on Financial Assets and Liabilities plus Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences (net) for the year ended December 31, 2011 were losses of R$753 million, a R$2,303 million decrease from gains of R$1,550 million for the year ended December 31, 2010. This variation is explained mainly due higher expenses of R$2,223 million from derivatives transactions including our results of hedging on investments abroad (see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Other Factors Affecting Our Financial Condition and Results of Operations—Hedging in Foreign Investments”), the early redemption of a certain debt at a discount, which resulted in a gain of R$64 million in January 2010 and did not recur in 2011, and lower results of R$17 million from other hedge operations.

Other Operating Expenses

Other operating expenses for the Commercial Banking segment for the year ended December 31, 2011 totaled expenses of R$695 million, a 16.6% increase when compared to expenses of R$596 million for the year ended December 31, 2010.

Personnel Expenses

Personnel expenses for the Commercial Banking segment increased from R$5,354 million for the year ended December 31, 2010 to R$6,031 million for the year ended December 31, 2011, a 12.7%, or R$677 million, increase, mainly due to the recruitment of employees primarily for the expanded branch network and the impact of our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Commercial Banking segment increased from R$5,586 million for the year ended December 31, 2010 to R$5,893 million for the year ended December 31, 2011, an 5.5%, or R$307 million, increase, primarily due to contractual readjustments for contracts tied to inflation, opening new points of sale and growth in our customer base, which generally leads to increased spending on infrastructure and services and an increase in costs for advertising and marketing campaigns.

Depreciation and amortization

Depreciation and amortization for the Commercial Banking segment for the year ended December 31, 2011 was R$870 million, a R$323 million increase from R$547 million for the year ended December 31, 2010, principally due to the initial amortization of our technological systems related to the integration process and branch network expansion.

Provisions (Net)

Provisions (net) for the Commercial Banking segment were expenses of R$2,952 million for the year ended December 31, 2011, an increase of R$1,062 million compared to expenses of R$1,890 million for the year ended December 31, 2010. During the year ended December 31, 2011, this increase was mainly due to an increase in provisions for labor and tax litigation partially offset by a decrease in civil claims. Provisions for labor claims increased R$648.7 million in 2011, primarily due to our efforts during the fourth quarter to accelerate the rate of settlement of outstanding labor claims in an effort to reduce the volume of open claims. In concert with our increased settlement rate, we have been implementing measures to reduce the level of new labor disputes with new controls over labor outsourcing among other measures.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Commercial Banking segment for the year ended December 31, 2011 reached R$9,334 million, a 13.5%, or R$1,109 million, increase from expenses of R$8,225 million for the year ended December 31, 2010, principally due to an increase in the delinquency ratio.

Impairment Losses on Other Assets (Net)

Impairment losses on other assets (net) for the Commercial Banking segment for the year ended December 31, 2011 were losses of R$34 million, a R$13 million increase from losses of R$21 million for the year ended December 31, 2010, mainly due to higher provisions related to noncurrent assets.

Other non-financial gains/losses

Other non-financial gains/losses were gains of R$452 million during the year ended December 31, 2011, a R$312 million increase from gains of R$140 million during the year ended December 31, 2010. The increase is mainly due to R$424 million in gains related to the sale of Santander Seguros to ZS Insurance. This increase was partially offset by a R$107 million non-operating gain in March 2010 resulting from the sale of a former headquarters building.

Global Wholesale Banking Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before tax attributed to the Global Wholesale Banking segment for the year ended December 31, 2011 was R$2.9 billion, a 4.6%, or R$129 million, increase from R$2.8 billion for the year ended December 31, 2010.

The increase was principally due to:

•
A 3.5%, or R$88 million, increase in net interest income in the year ended December 31, 2011 as compared to the year ended December 31, 2010, due to an increase in revenues from loans and public bonds; and

•
A R$269 million increase in gains on financial assets and liabilities (net) and Exchange Differences in the year ended December 31, 2011 compared to the year ended December 31, 2010, mainly due to higher gains in market making and trading, which were partially offset by a decrease in the amount of derivatives transactions with customers.

The increase was partially offset by:

•
A R$96 million decrease in net fee and commission income in the year ended December 31, 2011 as compared to the year ended December 31, 2010, mainly due to a decrease in commissions from capital markets and trade finance operations driven by lower activity in these segments in 2011 compared to 2010.

•	A R$39 million increase in impairment losses on financial assets (net) in the year ended December 31, 2011, mainly due to higher provisions in 2011.

•	A 12.3%, or R$27 million, increase in other administrative expenses in the year ended December 31, 2011 as compared to 2010, mainly due to an increase in technology costs.

•
A R$48 million increase in depreciation and amortization in the year ended December 31, 2011 compared to the year ended December 2010, principally due to the amortization of technological systems and other non-technological assets that were classified as tangible assets.

Net Interest Income

Net interest income for the Global Wholesale Banking segment for the year ended December 31, 2011 reached R$2,589 million, a 3.5%, or R$88 million, increase from R$2,501 million for the year ended December 31, 2010, as a result of a growth in revenues from loans and public bonds.

Net Fee and Commission Income

Net fee and commission income for the Global Wholesale Banking segment for the year ended December 31, 2011 was R$796 million, a 10.8%, or R$96 million, decrease from R$892 million for the year ended December 31, 2010. This variation was mainly due to a decrease in commissions from capital markets and trade finance operations.

Gains/Losses on Financial Assets and Liabilities and Exchange Differences

Gains/losses on financial assets and liabilities (net) plus exchange differences for the Global Wholesale Banking segment for the year ended December 31, 2011 were gains of R$513 million, a R$269 million increase from gains of R$244 million for the year ended December 31, 2010. This increase was mainly due to higher gains in market making and trading, which were partially offset by a decrease in the amount of derivatives transactions with customers.

Other Operating Income/Expenses

Other operating income/expenses for the Global Wholesale Banking segment for the year ended December 31, 2011 were expenses of R$29 million, a decrease in expenses of R$1 million when compared to the year ended December 31, 2010.

Personnel Expenses

Personnel expenses for the Global Wholesale Banking segment increased from R$512 million for the year ended December 31, 2010 to R$526 million for the year ended December 31, 2011, a 2.6% or R$14 million increase, mainly due to the recruitment of employees and the impact of salary increases under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Global Wholesale Banking segment increased from R$215 million for the year ended December 31, 2010 to R$242 million for the year ended December 31, 2011, a 12.3%, or R$27 million, increase, mainly due to increased technology costs.

Depreciation and Amortization

Depreciation and amortization for the Global Wholesale Banking segment for the year ended December 31, 2011 was R$106 million, a R$48 million increase from R$58 million for the year ended December 31, 2010, principally due to the amortization of technological systems and other non-technological fixed assets.

Provisions (Net)

Provisions (net) for the Global Wholesale Banking segment were income of R$3 million for the year ended December 31, 2011, which decreased R$1 million as compared to the year ended December 31, 2010.

Impairment Losses on Financial Assets (Net)

Impairment losses on financial assets (net) for the Global Wholesale Banking segment for the year ended December 31, 2011 were losses of R$47 million, a R$39 million increase from losses of R$8 million for the year ended December 31, 2010, mainly due to higher provisions in 2011.

Asset Management and Insurance Segment Consolidated Results of Operations for the Year ended December 31, 2011 Compared to the Year ended December 31, 2010

Summary

Profit before income tax attributed to the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$835 million, a 0.4%, or R$3 million, increase from R$832 million for the year ended December 31, 2010. The result was affected by a decline of insurance segment results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance. The main variations included:

•
An increase of R$50 million in net interest income in the year ended December 31, 2011. This increase was mainly due to the impact of our line-by-line consolidation of the investment funds from capitalization resources that after January 2011 began to be allocated in the net interest income. Prior to January 2011, the results of the capitalization products were allocated in gains/losses on financial assets instead of net interest income and one of the pension funds was allocated in other operating income/expenses. The result was affected by a decline in results during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance; and

•
An increase of R$67 million in other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2011 as compared to the year ended December 31, 2010. This increase was mainly due to an increase in revenues from insurance activities, partially offset by the impact of our line-by-line consolidation of investment funds from capitalization resources that after January 2011 began to be allocated in net interest income, in order to better demonstrate the economic characteristics of these assets.

This increase was partially offset by:

•
A R$75 million decrease in gains/losses on financial assets and liabilities (net) plus exchange differences in the year ended December 31, 2011 as compared to 2010. This decrease is mainly due to the line-by-line consolidation of the investment fund from capitalization resources are invested beginning in January 2011, in order to better demonstrate the economic characteristics of these assets. After January 2011, the results of the investment fund, mainly composed of publicly-traded securities, are allocated in net interest income instead of in gains/losses on financial assets.

Net Interest Income

Net interest income for the Asset Management and Insurance segment for the year ended December 31, 2011 was R$342 million, a R$50 million increase from R$292 million for the year ended December 31, 2010. This increase was mainly due to the impact of our line-by-line consolidation of the investment funds where the capitalization and pension funds resources that after January 2011 began to be allocated in the net interest income. Prior to January 2011, the results of the capitalization products were allocated in gains/losses on financial assets instead of net interest income. The result was affected by lower interest income during the fourth quarter of 2011 as a consequence of the sale of Santander Seguros to ZS Insurance.

Net Fee and Commission Income

Net fee and commission income for the Asset Management and Insurance segment for the year ended December 31, 2011 reached R$351 million, a 15.2%, or R$63 million decrease from R$414 million for the year ended December 31, 2010. This decrease is mainly due to the increase in the rate of sales commissions paid to our commercial branches and the resultant increase in net fee and commission income in our Commercial Banking segment due to a revision in the sales commission contract between our own insurance and capitalization companies that resulted in a corresponding decrease in net fee and commission income that had previously been recorded in our Asset Management and Insurance segment. This commission paid to our Commercial Banking is in connection with their sales of insurance and capitalization products.

Gains/Losses on Financial Assets and Liabilities and Exchange Differences

Gains/losses on financial assets and liabilities (net) and exchange differences for the Asset Management and Insurance segment for the year ended December 31, 2011 were R$5 million, a R$75 million decrease from gains of R$80 million for the year ended December 31, 2010. This variation was mainly due to the line-by-line consolidation of the investment funds from capitalization resources that began to be allocated in net interest income in January 2011, in order to better demonstrate the economic characteristics of these assets. After January 2011, the results of the investment fund, mainly composed of publicly-traded securities, are allocated in net interest income instead of in gains/losses on financial assets. This decrease is also due to the sale of the Insurance segment which stopped being accounted in the fourth quarter of 2011.

Other Operating Income/Expenses

Other operating income/expenses for the Asset Management and Insurance segment for the year ended December 31, 2011 was income of R$345 million, a R$67 million increase, compared to income of R$278 million for the year ended December 31, 2010. This increase was mainly due to an increase in revenues from insurance activities.

Personnel Expenses

Personnel expenses for the Asset Management and Insurance segment increased from R$60 million for the year ended December 31, 2010 to R$87 million for the year ended December 31, 2011, a R$27 million increase. This increase was mainly due to the impact of salary increases under our collective bargaining agreement. This agreement requires certain adjustments in fixed and variable compensation, linked to the official consumer price inflation index (IPCA).

Other Administrative Expenses

Other administrative expenses for the Asset Management and Insurance segment decreased from R$86 million for the year ended December 31, 2010 to R$56 million for the year ended December 31, 2011, a 35.1%, or R$30 million decrease.

Provisions (Net)

Provisions (net) for the Asset Management and Insurance segment were R$40 million for the year ended December 31, 2011, compared to R$38 million for the year ended December 31, 2010. This increase was mainly due to additional labor provisions.

Loan Portfolio

Our credit portfolio totaled R$194,184 million as of December 31, 2011, a 20.9% increase from December 31, 2010. Individuals and SMEs were the highlights, with increases of 24.3% and 25.6%, respectively. In the individual segment, the growth of R$12,432 million from December 31, 2010 to December 31, 2011 was driven mainly by credit cards, mortgage loans and personal loans. The highlights in the corporate and SMEs segment were working capital and real estate related products, despite a reduction in trade finance.

	At December 31,
	2011	2010	% Change	Change
	(in millions of R$, except percentages)
	(in millions of R$, except percentages)
Individuals	63,413	50,981	24.4	12,432
Consumer Finance	30,459	26,969	12.9	3,490
SMEs	33,538	26,758	25.3	6,780
Corporate	66,774	55,850	17.6	10,924
Total	194,184	160,559	20.9	33,625

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

No Changes

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

No Changes

ITEM 8. FINANCIAL INFORMATION

No Changes

ITEM 9. THE OFFER AND LISTING

No Changes

ITEM 10. ADDITIONAL INFORMATION

No Changes

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT RISK

No Changes

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

No Changes

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGERS AND DELINQUENCIES

No Changes

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PORCEEDS

No Changes

ITEM 15. CONTROLS AND PROCEDURES

No Changes

ITEM 16. [RESERVED]

No Changes

PART III

ITEM 17. FINANCIAL STATEMENTS

No Changes

ITEM 18. FINANCIAL STATEMENTS

Recasted consolidated financial statements are filed as part of this document.

ITEM 19. EXHIBITS

23.1 Consent of Deloitte Touche Tohmatsu Auditores Independentes

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the 2012 Form 20-F on its behalf.
BANCO SANTANDER (Brasil) S.A.
By:	/s/ Jesús Maria Zabalza Lotina
	Name:	Jesús Maria Zabalza Lotina
	Title:	Chief Executive Officer

Date: September 26, 2013

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED FINANCIAL STATEMENTS

INDEX			Page
Independent Auditors' Report			F-	1
Consolidated Balance Sheets for the years ended December 31, 2012, 2011 and 2010			F-	3
Consolidated Income Statements for the years ended December 31, 2012, 2011 and 2010			F-	5
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010			F-	6
Consolidated Statements of Changes in Total Equity for the years ended December 31, 2012, 2011 and 2010			F-	7
Consolidated Cash Flows Statements for the years ended December 31, 2012, 2011 and 2010			F-	8
Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2011 and 2010
Note	1	Introduction, basis of presentation of the consolidated financial statements and other information	F-	9
Note	2	Accounting policies and measurement bases	F-	10
Note	3	Change in the scope of consolidation	F-	19
Note	4	Cash and balances with the Brazilian Central Bank	F-	19
Note	5	Loans and amounts due from credit institutions	F-	20
Note	6	Debt instruments	F-	20
Note	7	Equity instruments	F-	20
Note	8	Derivatives financial instruments and Short positions	F-	21
Note	9	Loans and advances to customers	F-	24
Note	10	Non-current assets held for sale	F-	26
Note	11	Investments in associates and joint ventures	F-	26
Note	12	Tangible assets	F-	26
Note	13	Intangible assets - Goodwill	F-	27
Note	14	Intangible assets - Other intangible assets	F-	28
Note	15	Other assets	F-	28
Note	16	Deposits from the Brazilian Central Bank and Deposits from credit institutions	F-	28
Note	17	Customer deposits	F-	29
Note	18	Marketable debt securities	F-	29
Note	19	Subordinated liabilities	F-	30
Note	20	Other financial liabilities	F-	30
Note	21	Liabilities for insurance contracts	F-	30
Note	22	Provisions	F-	30
Note	23	Tax assets and liabilities	F-	35
Note	24	Other liabilities	F-	36
Note	25	Other Comprehensive Income	F-	37
Note	26	Non-controlling interests	F-	37
Note	27	Shareholders’ equity	F-	38
Note	28	Earnings per share	F-	39
Note	29	Operational Ratios	F-	40
Note	30	Interest and similar income	F-	40
Note	31	Interest expense and similar charges	F-	40
Note	32	Income from equity instruments	F-	40
Note	33	Fee and commission income	F-	41
Note	34	Fee and commission expense	F-	41
Note	35	Gains (losses) on financial assets and liabilities (net)	F-	41
Note	36	Exchange differences (net)	F-	41
Note	37	Other operating income (expense)	F-	41
Note	38	Personnel expenses	F-	42
Note	39	Other administrative expenses	F-	44
Note	40	Gains (losses) on disposal of assets not classified as non-current assets held for sale	F-	45
Note	41	Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	F-	45
Note	42	Other disclosures	F-	45
Note	43	Operating segments	F-	48
Note	44	Related party transactions	F-	50
Note	45	Risk management	F-	55
Note	46	Supplementary information – Conciliation of shareholders’ equity and net income	F-	70
Note	47	Subsequent events	F-	71
APPENDIX I		SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.	F-	72

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Banco Santander (Brasil) S.A.

Sao Paulo - SP - Brazil

We have audited the accompanying consolidated balance sheets of Banco Santander (Brasil) S.A. and subsidiaries (“Bank”) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years ended December 31, 2012, all expressed in Brazilian reais. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Banco Santander (Brasil) S.A. and subsidiaries at December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for each of the three years ended December 31, 2012, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in note 42.j) under the caption Statements of Value Added is presented for the purpose of additional analysis, whose presentation by publicly-held companies is required by Brazilian Corporate Law, and is not a required part of the basic financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. This supplementary information is the responsibility of the Bank's management. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) - PCAOB, the Bank’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report dated March 27, 2013 expressed an unqualified opinion on the Bank’s internal control over financial reporting.

Deloitte Touche Tohmatsu

As discussed in note 1.b) to the consolidated financial statements, the Bank has retrospectively changed its method of accounting for actuarial gains and losses in 2012, 2011 and 2010 due to the adoption of the amendments to International Accounting Standard (“IAS”) 19.

São Paulo, March 27, 2013 (September 26, 2013 as to the effects of (i) the adoption of the amendments to IAS 19 discussed in notes 1.b), 2.w), 22, 23, 26, 28, 29, 31, 42.j), 43 and 46, and (ii) other certain reclassification for presentation purposes discussed in notes 2.n), 2.o), 14, 15 and 39)

DELOITTE TOUCHE TOHMATSU	Gilberto Bizerra de Souza
Auditores Independentes	Engagement Partner

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$)

ASSETS	Note	2012	2011	2010

CASH AND BALANCES WITH THE BRAZILIAN CENTRAL BANK	4	55,535,240	65,938,003	56,800,151

FINANCIAL ASSETS HELD FOR TRADING		31,638,268	29,901,495	24,821,365
Loans and amounts due from credit institutions	5	-	-	47,662
Debt instruments	6	26,646,708	25,298,804	16,472,413
Equity instruments	7	428,589	448,209	3,283,931
Trading derivatives	8	4,562,971	4,154,482	5,017,359

OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS		1,228,318	665,369	17,939,781
Loans and amounts due from credit institutions	5	5,065	60,813	292,034
Debt instruments	6	124,187	230,037	224,388
Equity instruments	7	1,099,066	374,519	17,423,359

AVAILABLE-FOR-SALE FINANCIAL ASSETS		44,148,620	44,608,201	47,206,019
Debt instruments	6	43,044,570	43,300,354	45,477,982
Equity instruments	7	1,104,050	1,307,847	1,728,037

LOANS AND RECEIVABLES		226,957,041	202,757,191	174,106,525
Loans and amounts due from credit institutions	5	29,913,132	19,628,861	22,658,520
Loans and advances to customers	9	196,774,297	183,066,268	151,366,561
Debt instruments	6	269,612	62,062	81,444

HEDGING DERIVATIVES	8	156,164	80,708	115,640

NON-CURRENT ASSETS HELD FOR SALE	10	165,710	132,388	66,821

INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	11	472,093	422,225	370,586

TANGIBLE ASSETS	12	5,938,228	5,008,306	4,518,109

INTANGIBLE ASSETS		29,270,711	29,245,332	29,960,086
Goodwill	13	27,217,565	27,217,565	28,312,236
Other intangible assets	14	2,053,146	2,027,767	1,647,850

TAX ASSETS		21,496,743	17,016,841	15,116,815
Current		3,538,238	2,077,224	1,217,186
Deferred	23	17,958,505	14,939,617	13,899,629

OTHER ASSETS	15	5,600,727	4,802,873	3,915,534

TOTAL ASSETS		422,607,863	400,578,932	374,937,432

* Financial Statements have been recasted as described in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$)

LIABILITIES AND EQUITY	Note	2012	2011	2010

FINANCIAL LIABILITIES HELD FOR TRADING		5,351,736	5,047,288	4,784,653
Trading derivatives	8	5,111,553	4,709,660	4,755,314
Short positions		240,183	337,628	29,339

FINANCIAL LIABILITIES AT AMORTISED COST		306,976,206	291,451,686	253,340,771
Deposits from Central Bank and deposits from credit institutions	16	35,073,626	51,527,021	42,391,572
Customer deposits	17	188,594,930	174,473,891	167,949,201
Marketable debt securities	18	54,012,018	38,590,423	20,086,645
Subordinated liabilities	19	11,919,151	10,908,344	9,695,105
Other financial liabilities	20	17,376,481	15,952,007	13,218,248

HEDGING DERIVATIVES	8	281,545	36,071	112

LIABILITIES FOR INSURANCE CONTRACTS	21	-	-	19,643,129

PROVISIONS	22	12,774,966	11,357,848	10,082,034
Provisions for pensions funds and similar obligations		5,260,700	3,088,593	1,876,981
Provisions, judicial and administrative proceedings, commitments and other provisions		7,514,266	8,269,255	8,205,053

TAX LIABILITIES		13,784,464	11,875,899	10,529,625
Current		10,219,083	8,127,795	6,249,466
Deferred	23	3,565,381	3,748,104	4,280,159

OTHER LIABILITIES	24	4,302,820	3,927,851	3,605,838

TOTAL LIABILITIES		343,471,737	323,696,643	301,986,162

SHAREHOLDERS' EQUITY	27	79,921,205	77,117,409	72,652,807
Share capital		62,634,585	62,634,585	62,634,585
Reserves		14,644,576	10,031,388	6,151,123
Treasury shares		(170,562)	(112,768)	-
Profit for the year attributable to the Parent		5,482,606	7,739,204	7,407,099
Less: dividends and remuneration		(2,670,000)	(3,175,000)	(3,540,000)

OTHER COMPREHENSIVE INCOME		(1,022,209)	(254,080)	290,387

NON-CONTROLLING INTERESTS	26	237,130	18,960	8,076

TOTAL EQUITY		79,136,126	76,882,289	72,951,270
TOTAL LIABILITIES AND EQUITY		422,607,863	400,578,932	374,937,432

* Financial Statements have been recasted as described in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$, except for per share data)

	Note	2012	2011	2010

Interest and similar income	30	52,660,682	51,736,080	40,909,204
Interest expense and similar charges	31	(21,059,404)	(23,921,079)	(16,823,173)
NET INTEREST INCOME		31,601,278	27,815,001	24,086,031
Income from equity instruments	32	93,736	93,727	51,721
Income from companies accounted for by the equity method	11	73,322	54,216	43,942
Fee and commission income	33	9,754,411	8,769,170	7,833,293
Fee and commission expense	34	(2,000,985)	(1,429,672)	(997,785)
Gains (losses) on financial assets and liabilities (net)	35	(548,206)	(113,659)	1,458,150
Financial assets held for trading		(1,456,274)	(902,167)	1,159,058
Other financial instruments at fair value through profit or loss		238,208	57,039	(26,828)
Financial instruments not measured at fair value through profit or loss		655,983	705,279	254,162
Other		13,877	26,190	71,758
Exchange differences (net)	36	378,032	(121,364)	416,900
Other operating income (expense)	37	(624,991)	(379,418)	(347,999)
TOTAL INCOME		38,726,597	34,688,001	32,544,253
Administrative expenses		(13,833,873)	(12,834,278)	(11,813,091)
Personnel expenses	38	(7,126,786)	(6,643,731)	(5,926,176)
Other administrative expenses	39	(6,707,087)	(6,190,547)	(5,886,915)
Depreciation and amortization		(1,200,875)	(1,000,388)	(654,921)
Tangible assets	12	(724,990)	(570,132)	(487,626)
Intangible assets	14	(475,885)	(430,256)	(167,295)
Provisions (net)	22.b	(2,059,360)	(2,989,235)	(1,923,603)
Impairment losses on financial assets (net)		(16,475,615)	(9,381,549)	(8,233,810)
Loans and receivables	9.c	(16,475,615)	(9,381,549)	(8,232,912)
Other financial instruments not measured at fair value through profit or loss		-	-	(898)
Impairment losses on other assets (net)		(38,352)	(38,646)	(20,600)
Other intangible assets	14	-	(9,043)	(232)
Other assets		(38,352)	(29,603)	(20,368)
Gains (losses) on disposal of assets not classified as non-current assets held for sale	40	501,006	5,320	(59,186)
Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations	41	(52,201)	446,776	199,137
OPERATING PROFIT BEFORE TAX		5,567,327	8,896,001	10,038,179
Income taxes	23	(74,103)	(1,148,869)	(2,630,599)
CONSOLIDATED PROFIT FOR THE YEAR		5,493,224	7,747,132	7,407,580
Profit attributable to the Parent		5,482,606	7,739,204	7,407,099
Profit attributable to non-controlling interests	26	10,618	7,928	481

EARNINGS PER SHARE (Brazilian Reais)	28
Basic earning per 1,000 share (Brazilian Reais - R$)
Common shares		13.16	18.53	17.73
Preferred shares		14.48	20.38	19.51
Diluted earning per 1,000 share (Brazilian Reais - R$)
Common shares		13.15	18.53	17.73
Preferred shares		14.47	20.38	19.51
Net profit attributable - basic (Brazilian Reais - R$)
Common shares		2,794,069	3,943,898	3,774,657
Preferred shares		2,688,537	3,795,306	3,632,442
Net profit attributable - diluted (Brazilian Reais - R$)
Common shares		2,794,036	3,943,898	3,774,657
Preferred shares		2,688,570	3,795,306	3,632,442
Weighted average shares outstanding (in thousands) - basic
Common shares		212,319,478	212,841,732	212,841,732
Preferred shares		185,727,487	186,202,385	186,202,385
Weighted average shares outstanding (in thousands) - diluted
Common shares		212,447,333	212,841,732	212,841,732
Preferred shares		185,843,719	186,202,385	186,202,385

* Financial Statements have been recasted as described in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$)

	2012	2011	2010

CONSOLIDATED PROFIT FOR THE YEAR	5,493,224	7,747,132	7,407,580

OTHER RECOGNIZED INCOME AND EXPENSE	(780,259)	(544,467)	(268,655)
Available-for-sale financial assets	1,321,006	102,092	328,349
Valuation adjustments	1,976,989	807,371	582,511
Amounts transferred to income statement	(655,983)	(705,279)	(254,162)
Cash flow hedges	(468,043)	276,752	121,335
Valuation adjustments	(467,880)	15,149	121,335
Amounts transferred to income statement	(163)	261,603	-
Investment hedges	(303,410)	-	-
Exchange rate of investees located abroad	303,410	-	-
Defined Benefit Plans	(2,188,544)	(1,214,763)	(822,280)
Income taxes	555,322	291,452	103,941
TOTAL RECOGNIZED INCOME AND EXPENSE	4,712,965	7,202,665	7,138,925

Attributable to the Parent	4,714,477	7,194,737	7,138,444
Attributable to non-controlling interests	(1,512)	7,928	481
TOTAL	4,712,965	7,202,665	7,138,925

* Financial Statements have been recasted as described in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED STATEMENT OF CHANGES IN TOTAL EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$)

			Equity Attributable to the Parent
									Other Comprehensive Income
	Note		Share Capital	Reserves	Treasury Shares	Profit Attributed to the Parent	Dividends and Remuneration	Total Shareholders' Equity	Available-for-sale	Defined Benefit Plans	Translation adjustments investment abroad	Gains and losses - Cash flow hedge and Investment	Total	Non-controlling Interests	Total Equity

Balances at December 31, 2009			62,612,455	2,161,302	-	5,507,606	(1,575,000)	68,706,363	791,966	-	-	(232,924)	69,265,405	1,338	69,266,743
Transition Adjustments to the amendments to the IAS 19			-	56,238	-	-	-	56,238	-	(493,368)	-	-	(437,130)	-	(437,130)
Balances at January 1, 2010			62,612,455	2,217,540	-	5,507,606	(1,575,000)	68,762,601	791,966	(493,368)	-	(232,924)	68,828,275	1,338	68,829,613
Total recognized income and expense			-	-	-	7,407,099	-	7,407,099	157,631	-	-	67,082	7,631,812	481	7,632,293
Other changes in Equity			-	-	-	-	-	-	-	-	-	-	-	-	-
Appropriation of profit for the year			-	5,507,606	-	(5,507,606)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(1,575,000)	-	-	(1,965,000)	(3,540,000)	-	-	-	-	(3,540,000)	-	(3,540,000)
Capital increase	27.	a	22,130	(22,130)	-	-	-	-	-	-	-	-	-	-	-
Share based payments	38.	b	-	20,976	-	-	-	20,976	-	-	-	-	20,976	-	20,976
Other			-	2,131	-	-	-	2,131	-	-	-	-	2,131	6,257	8,388
Balances at December 31, 2010			62,634,585	6,151,123	-	7,407,099	(3,540,000)	72,652,807	949,597	(493,368)	-	(165,842)	72,943,194	8,076	72,951,270

Total recognized income and expense			-	-	-	7,739,204	-	7,739,204	10,602	(728,858)	-	173,789	7,194,737	7,928	7,202,665
Other changes in Equity
Appropriation of profit for the year			-	7,407,099	-	(7,407,099)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(3,540,000)	-	-	365,000	(3,175,000)	-	-	-	-	(3,175,000)	-	(3,175,000)
Share based payments	38.	b	-	13,153	-	-	-	13,153	-	-	-	-	13,153	-	13,153
Treasury shares	27.	d	-	-	(112,768)	-	-	(112,768)	-	-	-	-	(112,768)	-	(112,768)
Results of treasury shares	27.	d	-	13	-	-	-	13	-	-	-	-	13	-	13
Other			-	-	-	-	-	-	-	-	-	-	-	2,956	2,956
Balances at December 31, 2011			62,634,585	10,031,388	(112,768)	7,739,204	(3,175,000)	77,117,409	960,199	(1,222,226)	-	7,947	76,863,329	18,960	76,882,289

Total recognized income and expense			-	-	-	5,482,606	-	5,482,606	808,440	(1,302,099)	182,046	(456,516)	4,714,477	(1,512)	4,712,965
Other Changes in Equity			-	-	-	-	-	-	-	-	-	-	-	-	-
Appropriation of net profit			-	7,739,204	-	(7,739,204)	-	-	-	-	-	-	-	-	-
Dividends and interest on capital	27.	b	-	(3,175,000)	-	-	505,000	(2,670,000)	-	-	-	-	(2,670,000)	-	(2,670,000)
Share based payments	38.	b	-	49,611	-	-	-	49,611	-	-	-	-	49,611	-	49,611
Treasury shares	27.	d	-	-	(57,794)	-	-	(57,794)	-	-	-	-	(57,794)	-	(57,794)
Treasury shares income	27.	d	-	(41)	-	-	-	(41)	-	-	-	-	(41)	-	(41)
Other			-	(586)	-	-	-	(586)	-	-	-	-	(586)	219,682	219,096
Balances at December 31, 2012			62,634,585	14,644,576	(170,562)	5,482,606	(2,670,000)	79,921,205	1,768,639	(2,524,325)	182,046	(448,569)	78,898,996	237,130	79,136,126

* Financial Statements have been recasted in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
CONSOLIDATED CASH FLOWS STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Thousands of Brazilian Reais - R$)

	Note	2012	2011	2010
1. CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated profit for the year		5,493,224	7,747,132	7,407,580
Adjustments to profit		16,543,861	11,376,238	10,798,740
Depreciation of tangible assets	12	724,990	570,132	487,626
Amortization of intangible assets	14	475,885	430,256	167,295
Impairment losses on other assets (net)		38,352	38,646	20,600
Provisions and Impairment losses on financial assets (net)		18,534,975	12,370,784	10,157,413
Gains (losses) on disposal of tangible assets, investments and non-current assets held for sale		(448,805)	(452,096)	(139,951)
Share of results of entities accounted for using the equity method	11	(73,322)	(54,216)	(43,942)
Changes in deferred tax assets and liabilities	23.d	(2,747,981)	(1,540,421)	128,723
Others		39,767	13,153	20,976
Net (increase) decrease in operating assets		(23,252,217)	(57,550,164)	(74,307,052)
Cash and Bank with the brazilian central bank		11,046,168	(8,824,495)	(45,103,539)
Financial assets held for trading		(1,736,773)	(5,080,130)	(4,705,713)
Other financial assets at fair value through profit or loss		(562,949)	(4,277,011)	(1,645,321)
Available-for-sale financial assets		1,879,461	2,696,868	(471,550)
Loans and receivables		(30,821,128)	(39,864,486)	(24,059,733)
Other assets		(3,056,996)	(2,200,910)	1,678,804
Net increase (decrease) in operating liabilities		6,756,095	28,611,124	46,415,416
Financial liabilities held for trading		304,448	262,635	349,919
Other financial liabilities at fair value through profit or loss		-	-	(1,795)
Financial liabilities at amortized cost		4,411,101	24,290,139	46,469,159
Other liabilities		2,040,546	4,058,350	(401,867)
Payments of income tax	23.a	(2,137,965)	(1,932,317)	(1,043,419)
Total net cash flows from operating activities (1)		3,402,998	(11,747,987)	(10,728,735)

2. CASH FLOWS FROM INVESTING ACTIVITIES
Investments		(1,976,656)	(1,909,778)	(2,003,661)
Tangible assets		(1,447,401)	(1,074,509)	(1,319,869)
Intangible assets		(542,027)	(840,888)	(717,003)
Capital Increase in affiliates		-	(6,356)	-
Dividends and Interest on Capital Received		12,772	11,975	33,211
Divestments		420,134	2,758,295	38,757
Subsidiaries, jointly controlled entities and associates	3.a	-	2,741,102	-
Tangible assets		420,134	17,193	38,757
Total net cash flows from investing activities (2)		(1,556,522)	848,517	(1,964,904)

3. CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares of subsidiaries		370,999	-	-
Acquisition of own shares	18	(57,794)	(112,755)	-
Issuance of other long-term financial liabilities	0	36,376,139	29,501,246	21,402,252
Dividends paid and interest on capital		(2,495,328)	(3,926,417)	(2,734,666)
Payments of subordinated liabilities	18	-	-	(2,534,750)
Payments of other long-term financial liabilities	0	(25,440,219)	(14,895,052)	(12,828,958)
Increase/Decrease in non-controlling interests		-	2,956	6,257
Total net cash flows from financing activities (3)		8,753,797	10,569,978	3,310,135
NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS (1+2+3)		10,600,273	(329,492)	(9,383,504)
Cash and cash equivalents at beginning of year		9,017,407	9,346,899	18,730,403
Cash and cash equivalents at end of year		19,617,680	9,017,407	9,346,899

Cash and cash equivalents components
Cash	4	4,114,775	3,542,707	3,158,003
Loans and other	5	15,502,905	5,474,700	6,188,896
Total of cash and cash equivalents		19,617,680	9,017,407	9,346,899

Non-cash transactions
Foreclosures loans and other assets transferred to non-current assets held for sale		112,697	143,511	38,037
Dividends and interest on capital declared but not paid		1,202,825	1,175,000	2,166,714
Supplemental information
Interest received		54,198,128	50,042,248	40,437,556
Interest paid		22,232,253	22,901,817	16,799,971

* Financial Statements have been recasted as described in note 1.

The accompanying Notes and Appendix I are an integral part of these consolidated financial statements.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

1. Introduction, basis of presentation of the consolidated financial statements and other information

a) Introduction

Banco Santander (Brasil) S.A. (Banco Santander or Bank), indirectly controlled by Banco Santander, S.A., with headquarters in Spain (Banco Santander Spain), is the lead institution of the financial and non-financial group (Conglomerate Santander) with the Central Bank of Brazil (Bacen), established as a corporation, with main office at Avenida Presidente Juscelino Kubitschek, 2041 e 2235 - Bloco A - Vila Olímpia - São Paulo - SP. Banco Santander operates as multiple bank and through its subsidiaries carries out its operations through three segments (note 43): (i) Commercial Bank, (ii) Global Wholesale Bank, which operate with commercial, investment, credit and financing and exchange, mortgage lending, leasing, credit cards and securities brokerage, and (iii) Asset Management and Insurance, which operates asset management, insurance brokerage, private pension and capitalization . Its operations are conducted as part of a set of institutions that operate on an integrated financial markets and capital.

The financial statements for the year ended on December 31, 2012 was originally approved by the Board of Directors at the meeting held on March 27, 2013.

b) Basis of presentation of the consolidated financial statements

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and interpretations issued by the IFRS Interpretation Committee (Current name of IFRIC) (IFRS).

All accounting policies and measurement bases with a material effect on the consolidated financial statements were applied in their preparation. There were no changes in accounting policies and estimates during the year ended on December 31, 2012. The adoption of the new standards and interpretation of IFRS in 2011 did not have any impact to the comparability with the financial statements for the period  ended on December 31, 2011 and 2010.

In 2013, the Bank retrospectively applied a change in accounting policy to the 2012, 2011, and 2010 financial statements relating to the application of the amendments to IAS 19 – Employee Benefits.

In addition,  the Bank also change the presentation of the balance corresponding to the Customer Relationship, classified up to December 31, 2012 under Other intangible assets, and reclassified to Other Assets line, with retrospective effect on the presentation in the Consolidated Balance Sheets and Consolidated Income Statements.

As consequence, the related conforming changes effecting a retrospective application of accounting policy and reclassification for presentation purposes were approved by the Board of Directors at the meeting held on September 26, 2013. These Consolidated Financial Statements have been recasted solely to reflect the changes described above and the events subsequent to the authorized original issuance date of March 27, 2013 are not reflected.

Adoption of new standards, amendments and interpretations

All standards and interpretations which came into force were adopted by the Bank in 2012. Following are the standards and interpretations applicable to the Bank:

• Amendment to IAS 1 - Presentation of Financial Statements - The IASB issued amendments to IAS 1 "Presentation of items of Comprehensive Income". The changes are the result of a joint project with the Financial Accounting Standards Board (FASB) and provides guidance on the presentation of items contained in the statement of comprehensive income and its respective classification. The purpose of this amendment is to clarify which items may or not may subsequently be reclassified to the income statement.

The following standards cams into force in 2013 and adopted by the Bank in 2013, effecting a retrospective application of accounting policy and, therefore, have been applied in this present Consolidated Financial Statements, with the except of IFRS 12, which will be applied by the Bank  from 2013:

• Amendment to IFRS 7 - Financial Instruments: disclosures - encourages qualitative disclosures in the context of the quantitative disclosure required to help users in comparing the financial statements.

• IFRS 10 - Consolidated Financial Statements replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (2008) and SIC-12 Consolidation — Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (so whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has i) power over the investee; ii) exposure, or rights, to variable returns from its involvement with the investee; and iii) the ability to use its power over the investee to affect the amount of the returns.

• IFRS 11 - Joint Arrangements introduces new accounting requirements for joint arrangements, which replaces IAS 31 - Interests in Joint Ventures. According to IFRS 11, will be obligatory to use the equity method and is not allowed to choose the method of accounting for jointly controlled entity. The fundamental principle of IFRS 11 is that parts of a joint venture agreement must determine the type of joint venture in question, based on the assessment of rights and obligations and, according to the accounting for the type of joint venture. There are two types of joint ventures:

- Joint Operations: Rights and obligations on the assets and liabilities related to the agreement. The parties acknowledge their assets, liabilities and related income and expenses.

- Joint Venture: Rights to the net assets of the Agreement. The parties acknowledge their investments by the equity method.

• IFRS 12 - Disclosures of Involvement with Other Entities requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

• IAS 27 - Separate Financial Statements (2011) keeps the requirements relating to separate financial statements. The other portions of IAS 27(2008) are replaced by IFRS 10.

• IAS 28 - Investments in Associates and Joint Ventures (2011) amended IAS 28 Investments in Associates (2008) to conform changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

• IFRS 13 - Fair Value Measurement - On May 12, 2011, the IASB also issued IFRS 13, which replaces the guidance on fair value measurement in existing IFRS accounting literature with a single standard. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

The aforementioned standards did not have any impact on the Consolidated Financial Statements.

• Amendments to IAS 19, Employee Benefits (obligatory for reporting periods beginning on or after January 1, 2013) - These amendments eliminated the "Corridor" method under which entities were able to opt for deffered recognition of a given portion of actuarial gains and losses, establishing that all actuarial gains and losses must be recognized immediately in the Shareholders' Equity. The amendments included significants changes in the presentation of cost components, as a result of which the service cost relating to post-employments benefit obligations (past service cost and plan curtailments and settlements) and net interest cost must be recognized in profit or loss and remeasurement component (comprising basically actuarial gains and losses) must be recognized in Equity - Other Comprehensive Income and may not be reclassified to profit or loss. In accordance with IAS 8, these amendments entail a change of accounting policy and, accordingly, they must be applied retrospectively from January 1, 2013, by adjusting the beggining balances of Equity for the earliest period presented as though the new accounting policy had always been applied. The impact of this accounting policy as of December 31, 2012, 2011 and 2010 is as follows:

						2012

	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Non Controlling Interest	Other Assets	Tax Assets - Deferred	Income Statements for the year ended 12/31/2012 (2)
Balances registered originally on December 31, 2012	1,307,815	-	-	-	-	(192,677)
Effects of adopting amendments to the IAS 19	3,952,885	(2,451,801)	(12,130)	(92,418)	1,615,318	33,946
Balances on December 31, 2012	5,260,700	(2,451,801)	(12,130)	(92,418)	1,615,318	(158,732)

						2011

	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Non Controlling Interest	Other Assets	Tax Assets - Deferred	Income Statements for the year ended 12/31/2011 (2)
Balances registered originally on December 31, 2011	1,246,040	-	-	-	-	(118,105)
Effects of adopting amendments to the IAS 19	1,842,553	(1,140,982)	-	(73,618)	766,468	(8,721)
Balances on December 31, 2011	3,088,593	(1,140,982)	-	(73,618)	766,468	(126,826)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

						2010

	Provisions for pension funds and similar obligations	Stockholders' Equity (1)	Non Controlling Interest	Other Assets	Tax Assets - Deferred	Income Statements for the year ended 12/31/2010 (2)
Balances registered originally on December 31, 2010	1,190,108	-	-	-	-	(164,164)
Effects of adopting amendments to the IAS 19	686,873	(437,129)	-	-	274,749	25,006
Balances on December 31, 2010	1,876,981	(437,129)	-	-	274,749	(139,158)

(1)  Recorded under the heading in “ Statements of Comprehensive Income” and “Reserves”.
(2)  Recorded under “Interest expense and similar charges” and "Provisions (net)", net of tax effects.

For more details, see notes 22, 23, 26, 28, 29, 31, 42. j, 43 and 46 which reflect the financial information as recasted for the impact described above.

Lastly, at the date of preparation of these consolidated financial statement, the following standards and interpretations which effectively come into force after December 31, 2012 had not yet been adopted by the Bank:

• IFRS 9 – Financial Instruments: Classification and Measurement (obligatory as from January 1, 2015), Which will in the future replace the part of the current IAS 39 relating to the classification and measurement of financial assets. IFRS 9 presents significant differences regarding financial assets with respect to the current standard, including the approval of a new classification model based on only two categories, namely instruments measured at amortized cost and those measured at fair value, the disappearance of the current Held-to-maturity investments and Available-for-sale financial assets categories, impairment analyses only for assets measured at amortized cost and the non-separation of embedded derivatives in financial contracts. The main change introduced with regard to financial liabilities applies only to liabilities that an entity elects to measure at fair value. The portion of the change in the fair value of these liabilities attributable to changes in the entity's own credit risk must be presented in Other Comprehensive Income instead of in profit or loss.

• Investment entities: Amendments to IFRS 10, IFRS 12 and IAS 27 (effective for reporting periods beginning on or after January 1, 2014 with early adoption permitted) - these amendments provide for an exception from the consolidation rules under IFRS 10 for parent companies that meet the definition of investment entities. In view of their nature, these amendments do not affect the Consolidated at Bank.

The Bank is currently analyzing the possible effects of these new standards and interpretations.

c) Estimates made

The consolidated results and the determination of consolidated equity are influenced by the accounting policies, assumptions, estimates and measurement bases used by the management of the Bank in preparing the consolidated financial statements. The Bank makes estimates and assumptions that affect the reported amounts of assets and liabilities of future periods. All estimates and assumptions required, in conformity with IFRS, are best estimates undertaken in accordance with the applicable standard.

In the consolidated financial statements estimates were made by the management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and disclosure notes. These estimates, which were made on the basis of the best information available, relate mainly to the following:

•  Fair value measurement of certain financial instruments are further discussed in note 2-d.

• Allowance for loan losses are further discussed in note 2-h.

• Impairment losses on certain assets other than loans (including goodwill and other tangible and intangible assets) are further discussed in note 2-m and 2-n.

• Measurement of goodwill in a business combination are further discussed in note 2-n.

• The useful life of tangible and intangible assets are further discussed in note 2-m, 2-n and 14.

• Other assets are further discussed in note 2-k and 2-o.

• Provisions, contingent assets and liabilities are further discussed in note 2-q.

• Post-employment benefits are further discussed in note 2-w.

• Recognition and evaluation of deferred taxes are further discussed in note 2-z.

These estimates are based on current expectations and estimates on projections of future events and trends, which may affect the consolidated financial statements. The principal assumptions that may affect these estimates, in addition to those previously mentioned above, relate to the following factors:

• Changes in deposit amounts, customer basis and defaults by borrowers;

• Changes in interest rates;

• Changes in inflation rates;

• Government regulation and tax matters;

• Adverse legal or regulatory disputes or proceedings;

• Credit, market and other risks of lending and investment activities;

• Changes in market values of Brazilian securities, particularly Brazilian government securities; and

• Changes in regional, national and international business and economic conditions.

d) Capital management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based  in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

2. Accounting policies and measurement bases

The accounting policies and measurement bases applied in preparing the consolidated financial statements were as follows:

a) Foreign currency transactions

The consolidated interim financial statements of Banco Santander are presented in Brazilian Reais, functional currency and presentation of these statements.

For each subsidiary, entity under joint control and investment in an unconsolidated company, Banco Santander has defined the functional currency. The assets and liabilities of these entities with functional currency other than the Brazilian Real are translated as follows:

 - Assets and liabilities are translated at the exchange rate at the balance sheet date.
 - Revenues and expenses are translated at the monthly average exchange rates.
 - Gain and losses on translation of net investment are recorded in the statement of comprehensive income, in “exchange rate of investees located abroad”.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Basis of consolidation

i. Subsidiaries

“Subsidiaries” are defined as entities over which the Bank has the control. It is understood as defining control the power designated the Bank as controller to govern the financial and operating policies of an entity, as stipulated by the law, the Bylaws or agreement, so as to obtain benefits from its activities.

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all balances and transactions between consolidated entities are eliminated on consolidation.

On acquisition of a subsidiary, its assets, liabilities and contingent liabilities are recognized at fair value at the date of acquisition. The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is the bargain purchase gain are charged to income on the date of acquisition.

Additionally, the equity in a subsidiary not attributable directly or indirectly to the Bank (Parent) is presented under “Non-controlling interests” in the consolidated balance sheet (note 26). Their share of the profit for the year is presented under “Profit attributable to non-controlling interests” in the consolidated income statement. Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amounts of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary.

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end. Similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

The Appendix I contains significant information on these entities.

ii. Interests in joint ventures (jointly controlled entities) and associates

“Joint ventures” are deemed to be ventures that are not subsidiaries but which are jointly controlled by two or more unrelated entities. This is evidenced by contractual arrangements whereby two or more entities (“ventures”) acquire interests in entities (jointly controlled entities) or undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers.

Associates are entities over which the Bank is in a position to exercise significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

In the consolidated financial statements, interest in joint ventures and investments in associates are accounted for using the equity method, i.e. at the Bank’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations. In the case of transactions with an associate, the related profits or losses are eliminated to the extent of the Bank’s investment in the associate. Relevant information regarding companies accounted for under the equity method by the Bank is provided in note 11.

iii. Special purpose entities

When the Bank incorporates special purpose entities, or holds ownership interests therein, to enable its customers to access certain investments, or for the transfer of risks or other purposes, Bank assesses, using internal criteria and procedures, and taking into consideration the applicable legislation, whether control (as defined above) exists and, therefore, whether these entities should be consolidated. These criteria and procedures take into account, among other things, the risks and rewards retained by the Bank and, accordingly, all relevant matters are taken into consideration, including any guarantees granted or any losses associated with the collection of the related assets retained by the Bank. These entities include the securitization special purpose vehicles, which are fully consolidated in the case of the SPVs over which, based on the aforementioned analysis, it is considered that the Bank continues to exercise control.

iv. Business combinations, acquisitions and disposals

A business combination is the bringing together of two or more separate entities or economic units into one single entity or group of entities and is accounted for in accordance with IFRS 3, “Business Combinations”.

Business combinations are performed whereby the Bank obtains control over an entity are recognized for accounting purposes as follows:

• The Bank measures the cost of the business combination, defined as the fair value of the assets given, the liabilities incurred and the equity instruments issued, if any.

• The fair values of the assets, liabilities and contingent liabilities of the acquired entity or business, including any intangible assets which might not have been recognized by the acquiree, are estimated at the acquisition date and recognized in the consolidated balance sheet.

• The excess of the acquisition cost over the fair values of the identifiable net assets acquired are recognized as goodwill (note 13). The excess of fair values of the identifiable net assets over the acquisition cost is the bargain purchase gain are charged to income on the date of acquisition.

Also, note 3 below includes a description of the most significant transaction carried out in 2012.

c) Definitions and classification of financial instruments

i. Definitions

A “financial instrument” is any contract that gives rise to a financial asset of one entity and, simultaneously, to a financial liability or equity instrument of another entity.

An “equity instrument” is any agreement that evidences a residual interest in the assets of the issuing entity after deducting all of its liabilities.

A “financial derivative” is a financial instrument whose value changes in response to the change in an observable market variable (such as an interest rate, foreign exchange rate, financial instrument price, market index or credit rating), whose initial investment is very small compared with other financial instruments with a similar response to changes in market factors, and which is generally settled at a future date.

“Hybrid financial instruments” are contracts that simultaneously include a non-derivative host contract together with a derivative, known as an embedded derivative, that is not separately transferable and has the effect that some of the cash flows of the hybrid contract vary in a way similar to a stand-alone derivative.

The following transactions are not treated for accounting purposes as financial instruments:

• Investments in subsidiaries, jointly controlled entities and associates (note 11).

• Rights and obligations under employee benefit plans (note 22).

ii. Classification of financial assets for measurement purposes

Financial assets are initially classified into the various categories used for management and measurement purposes, unless they have to be presented as “Non-current assets held for sale” or they relate to “Cash and balances with the Brazilian Central Bank”, “Hedging derivatives” and “Investment in associates”, which are reported separately.

Financial assets are included for measurement purposes in one of the following categories:

• Financial assets held for trading (at fair value through profit or loss): this category includes the financial assets acquired for the purpose of generating a profit in the near term from fluctuations in their prices and financial derivatives that are not designated as hedging instruments.

• Other financial assets at fair value through profit or loss: this category includes hybrid financial assets not held for trading that are measured entirely at fair value and financial assets not held for trading that are included in this category in order to obtain more relevant information, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial assets or financial liabilities or both is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided on that basis to the Bank’s key management personnel.

Financial instruments included in this category (and “Other financial liabilities at fair value through profit or loss”) are permanently subject to a consistent system of measuring, managing and controlling risks and returns that enables all the financial instruments involved to be monitored and identified and allows the effective reduction of risk to be checked. Financial assets may only be included in this category on the date they are acquired or originated.

Available-for-sale financial assets are stated at fair value. This category includes debt instruments not classified as “Held-to-maturity investments”, “Loans and receivables” or “Financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as “Financial assets held for trading” or as “Other financial assets at fair value through profit or loss”. Gains and losses arising from changes in fair value are recognized in "Equity" in the line item "Valuation Adjustment" with the exception of impairment losses, which are recognized in profit or loss. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in "Equity - Valuation Adjustments" is reclassified to profit or loss.

• Loans and receivables: this category includes financing granted to third parties, based on their nature, irrespective of the type of borrower and the form of financing, including finance lease transactions in which the consolidated entities act as lessors. The consolidated entities generally intend to hold the loans and credits granted by them until their final maturity and, therefore, they are presented in the consolidated balance sheet at their amortized cost (which includes the required adjustments to reflect estimated impairment losses).

• Held-to-maturity investments: this category includes debt instruments traded in an active market, with fixed maturity and with fixed or determinable payments, for which the Bank has both the intention and proven ability to hold to maturity. These investments are measured at amortized cost less any impairment, with revenue recognized on an effective yield basis.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iii. Classification of financial assets for presentation purposes

Financial assets are classified by nature into the following items in the consolidated balance sheet:

• Cash and balances with the Brazilian Central Bank: cash balances and balances receivable on demand relating to deposits with the Brazilian Central Bank.

• Loans and receivables: includes the balance of loans granted by the Bank, other than those represented by securities, as well as finance lease receivables and other debit balances of a financial nature in favor of the Bank, such as checks drawn on credit institutions, balances receivable from clearing houses and settlement agencies for transactions on the stock exchange and organized markets, bonds given in cash, capital calls, fees and commissions receivable for financial guarantees and debit balances arising from transactions not originated in banking transactions and services, such as the collection of rentals and similar items.

•  Loans and amounts due from credit institutions: credit of any nature in the name of credit institutions.

•  Loans and advances to customers: includes the debit balances of all the remaining credit and loans granted by the Bank, other than those represented by securities, including money market operations through central counterparties.

• Debt instruments: bonds and other securities that represent a debt for their issuer, that generate an interest return, and that are in the form of certificates or book entries.

• Equity instruments: financial instruments issued by other entities, such as shares, which have the nature of equity instruments for the issuer, unless they are investments in subsidiaries, jointly controlled entities or associates. Investment fund units are included in this item.

• Trading derivatives: includes the fair value in favor of the Bank of derivatives which do not form part of hedge accounting.

• Hedging derivatives: includes the fair value in favor of the Bank of derivatives designated as hedging instruments in hedge accounting.

• Investments in associates: includes the investments in the share capital of associates.

iv. Classification of financial liabilities for measurement purposes

Financial liabilities are classified for measurement purposes into one of the following categories:

• Financial liabilities held for trading (at fair value through profit or loss): this category includes the financial liabilities issued for the purpose of generating a profit in the short term from fluctuations in their prices, financial derivatives not considered to qualify for hedge accounting and financial liabilities arising from the outright sale of financial assets purchased under resale agreements or borrowed (“Short positions”).

• Other financial liabilities at fair value through profit or loss: financial liabilities are included in this category when more relevant information is obtained, either because this eliminates or significantly reduces recognition or measurement inconsistencies (“accounting mismatches”) that would arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases, or because a group of financial liabilities or financial assets and liabilities is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the Bank is provided on that basis to the Bank’s key management personnel.

• Financial liabilities at amortized cost: financial liabilities, irrespective of their instrumentation and maturity, not included in any of the above-mentioned categories which arise from the funding-taking activities carried on by financial institutions.

v. Classification of financial liabilities for presentation purposes

Financial liabilities are classified by nature into the following items in the consolidated balance sheet:

• Deposits from the Brazilian Central Bank: deposits of any nature received from the Brazilian Central Bank.

• Deposits from credit institutions: deposits of any nature, including Borrowings and Onlendings and money market funding received from credit institutions.

• Customer deposits: includes deposits of any nature such as demand deposits, saving deposits and time deposits including money market operation received from customer.

• Marketable debt securities: includes the amount of bonds and other debt represented by marketable securities, other than subordinated liabilities.

• Trading derivatives: includes the fair value, with a negative balance for the Bank, of derivatives which do not form part of hedge accounting.

• Short positions: includes the amount of financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed.

• Subordinated liabilities: amount of financing received which, for the purposes of payment priority, ranks behind ordinary debt. This category also includes the financial instruments issued by the Bank which, although equity for legal purposes, do not meet the requirements for classification as equity.

• Other financial liabilities: includes the amount of payment obligations having the nature of financial liabilities not included in other items, and liabilities under financial guarantee contracts, unless they have been classified as doubtful.

• Hedging derivatives: includes the fair value of the Bank’s liability in respect of derivatives designated as hedging instruments in hedge accounting.

d) Measurement of financial assets and liabilities and recognition of fair value changes

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments not measured at fair value through profit or loss are, adjusted by the transaction costs. Financial assets and liabilities are subsequently measured at each period-end as follows:

i. Measurement of financial assets

Financial assets are measured at fair value, without deducting any transaction costs that may be incurred on their disposal, except for loans and receivables, held-to-maturity investments, equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those equity instruments as their underlying and are settled by delivery of those instruments.

The “fair value” of a financial instrument on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, willing parties in an arm's length transaction acting prudently. The most objective and common reference for the fair value of a financial instrument is the price that would be paid for it on an active, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial instrument, its fair value is estimated on the basis of valuation techniques commonly used by the international financial community, taking into account the specific features of the instrument to be measured and, particularly, the various types of risk associated with it.

All derivatives are recognized in the balance sheet at fair value from the trade date. If the fair value is positive, they are recognized as an asset and if the fair value is negative, they are recognized as a liability. The changes in the fair value of derivatives from the trade date are recognized in “Gains/losses on financial assets and liabilities” in the consolidated income statement. Specifically, the fair value of standard financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price and if, for exceptional reasons, the quoted price cannot be determined on a given date, these financial derivatives are measured using methods similar to those used to measure over the counter “OTC” derivatives.

The fair value of OTC derivatives is taken to be the sum of the future cash flows arising from the instrument, discounted to present value at the date of measurement (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV), option pricing models and other methods.

“Loans and receivables” and “Held-to-maturity investments” are measured at amortized cost using the effective interest method. “Amortized cost” is the acquisition cost of a financial asset or liability plus or minus, as appropriate, the principal repayments and the cumulative amortization (taken to the income statement) of the difference between the initial cost and the maturity amount. In the case of financial assets, amortized cost furthermore includes any reductions for impairment or uncollectibility. In the case of loans and receivables hedged in fair value hedges, the changes in the fair value of these assets related to the risk or risks being hedged are recognized.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows of all kinds over its remaining life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that, because of their nature, form part of their financial return. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the next benchmark interest reset date.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

The amounts at which the financial assets are recognized represent, in all material respects, the Bank’s maximum exposure to credit risk at each reporting date. Also, the Bank has received collateral and other credit enhancements to mitigate its exposure to credit risk, which consist mainly of mortgage guarantees, cash collateral, equity instruments and personal security, assets leased out under leasing and renting agreements, assets acquired under repurchase agreements, securities loans and derivatives.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Measurement of financial liabilities

In general, financial liabilities are measured at amortized cost, as defined above, except for those included under “Financial liabilities held for trading” and “Other financial liabilities at fair value through profit or loss” and financial liabilities designated as hedged items (or hedging instruments) in fair value hedges, which are measured at fair value.

iii. Valuation techniques

Fair value measurements using a fair value hierarchy that reflects the model used in the measurement process.

Level 1: Financial instruments at fair value, determined on the basis of public price quotations in active markets, include government debt securities, private-sector debt securities, securitized assets, shares, short positions and fixed-income securities issued.

Level 2: The information that is not included in Level 1 that are observable for the asset or liability either directly or indirectly. Level 2 generally includes internal models to estimate the price, in this case are used  observable inputs in active markets.

Level 3: Records financial assets and liabilities which are not used observable market data to make the measurement.

Trading Financial Assets, Others financial assets at fair value on through profit or loss, Available-for-sale financial assets and Financial liabilities held for trading

Level 1: The securities with high liquidity observable prices in an active market are classified as level 1. At this level were classified most of the Brazilian Government Securities (mainly LTN, LFT, NTN-B, NTN-C and NTN-F), shares in stocks and other securities traded in an active market.

Level 2: When price quotations can not be observed, the Management, using their own internal models, make your best estimate of the price that would be set by the market. These models use data based on observable market parameters as an important reference. Various techniques are used to make these estimates, including the extrapolation of observable market data and extrapolation techniques. The best evidence of fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions carried out with the same instrument or similar instruments or can be measured using a valuation technique in which the variables used include only data from observable market, especially interest rates. These securities are classified within Level 2 of the fair value hierarchy and are composed mainly by Agricultural Debt Securities (TDA and Debentures) in a market with less liquidity than those classified at level 1.

Level 3: When there is information that is not based on observable market data, Banco Santander used internally developed models, from curves generated according to the internal model. Level 3 comprises mainly unlisted shares.

Derivatives

Level 1: Derivatives traded on exchanges are classified in Level 1 of the hierarchy.

Level 2: For derivatives not traded, the valuation of financial instruments requiring dynamic hedging (basically structured options and other structured instruments), is normally used in the Black-Scholes model. Observable market data are used to obtain factors, such as purchase-sale difference, exchange rates, volatility, correlation between indexes and market liquidity.

In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are basically observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

In the case of linear instruments (e.g. credit risk and fixed-income derivatives), credit risk is measured using dynamic models similar to those used in the measurement of interest rate risk. In the case of non-linear instruments, if the portfolio is exposed to credit risk (e.g. credit derivatives), the joint probability of default is determined using the Standard Gaussian Copula model. The main inputs used to determine the underlying cost of credit of credit derivatives are quoted credit risk premiums and the correlation between the quoted credit derivatives of various issuers.

Level 3: Derivatives non traded in atock and do not have na observable data in a active market were classificated as Level 3, and are composed mainly of exotic options and swaps indexed to unobservable inputs.

The following table shows a summary of the fair values of financial assets and liabilities for the years ended December 31, 2012, 2011 and 2010, classified based on several measurement methods adopted by the Bank to determine fair value:

Thousands of Reais		2012			2011
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Total

Financial assets held for trading	29,693,009	1,939,296	5,963	31,638,268	448,210	29,453,285	29,901,495
Other financial assets at fair value through profit or loss	724,552	124,186	379,580	1,228,318	374,519	290,850	665,369
Available-for-sale financial assets	33,148,387	10,874,055	126,178	44,148,620	608,901	43,999,300	44,608,201
Hedging derivatives (assets)	80,257	75,907	-	156,164	-	80,708	80,708
Financial liabilities held for trading	3,178,163	2,169,437	4,136	5,351,736	337,628	4,709,660	5,047,288
Hedging derivatives (liabilities)	158,899	122,646	-	281,545	-	36,071	36,071

Thousands of Reais	2010
	Level 1	Level 2	Total

Financial assets held for trading	3,283,931	21,537,434	24,821,365
Other financial assets at fair value through profit or loss	17,423,359	516,422	17,939,781
Available-for-sale financial assets	1,348,989	45,857,030	47,206,019
Hedging derivatives (assets)	-	115,640	115,640
Financial liabilities held for trading	29,339	4,755,314	4,784,653
Hedging derivatives (liabilities)	-	112	112

The following table shows the changes that occurred during the year 2012 for level 3

In thousand of reais	Fair Value 2011	Transfers for Level 3	Additions/ Charge-offs	Fair value 2012
Financial assets held for trading	-	-	5,963	5,963
Other financial assets at fair value through profit or loss	-	339,164	40,416	379,580
Available-for-sale financial assets	-	230,036	(103,858)	126,178
Financial liabilities held for trading	-	-	4,136	4,136

In 2012, the Banco Santander conducted a study where the methods were reevaluated by products, which resulted in the reclassification of some financial instruments, mainly, Brazilian Government Securities which had its classification changed from level 2 to level 1.

iv. Recognition of fair value changes

As a general rule, changes in the carrying amount of financial assets and liabilities are recognized in the consolidated income statement, distinguishing between those arising from the accrual of interest and similar items -which are recognized under “Interest and similar income” or “Interest expense and similar charges”, as appropriate- and those arising for other reasons, which are recognized at their net amount under “Gains (losses) on financial assets and liabilities (net)”.

Adjustments due to changes in fair value arising from Available-for-sale financial assets are recognized temporarily in stockholders equity under “Valuation adjustments”. Items charged or credited to this account remain in the Bank’s consolidated stockholders equity until the related assets are derecognized, whereupon they are charged to the consolidated income statement.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

v. Hedging transactions

The consolidated entities use financial derivatives for the following purposes: i) to facilitate these instruments to customers who request them in the management of their market and credit risks; ii) to use these derivatives in the management of the risks of the Bank entities' own positions and assets and liabilities (“hedging derivatives”); and iii) to obtain gains from changes in the prices of these derivatives (“financial derivatives”).

Financial derivatives that do not qualify for hedge accounting are treated for accounting purposes as trading derivatives.

A derivative qualifies for hedge accounting if all the following conditions are met:

1. The derivative hedges one of the following three types of exposure:

a. Changes in the fair value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b. Changes in the estimated cash flows arising from financial assets and liabilities, commitments and highly probable forecast transactions (“cash flow hedge”);

c. The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2. It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a. At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b. There is sufficient evidence that the hedge was actually effective during the whole life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in value of financial instruments qualifying for hedge accounting are recognized as follows:

a. In fair value hedges, the gains or losses arising on both the hedging instruments and the hedged items (attributable to the type of risk being hedged) are recognized directly in the consolidated income statement.

b. In cash flow hedges, the effective portion of the change in value of the hedging instrument is recognized temporarily in stockholders equity under “Valuation adjustments - Cash flow hedges” until the forecast transactions occur, when it is recognized in the consolidated income statement, unless, if the forecast transactions result in the recognition of non-financial assets or liabilities, it is included in the cost of the non-financial asset or liability. The ineffective portion of the change in value of hedging derivatives is recognized directly in the consolidated income statement.

c. The ineffective portion of the gains and losses on the hedging instruments of cash flow hedges and hedges of a net investment in a foreign operation are recognized directly under “Gains (losses) on financial assets and liabilities (net)” in the consolidated income statement.

If a derivative designated as a hedge instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, the derivative is classified as a trading derivative.

When fair value hedge accounting is discontinued, the adjustments previously recognized on the hedged item are transferred to profit or loss at the effective interest rate re-calculated at the date of hedge discontinuation. The adjustments must be fully amortized at maturity.

When cash flow hedges are discontinued, any cumulative gain or loss on the hedging instrument recognized in stockholders equity under “Valuation adjustments” (from the period when the hedge was effective) remains recognized in stockholders equity until the forecast transaction occurs at which time it is recognized in profit or loss, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recognized immediately in profit or loss.

e) Derecognition of financial assets and liabilities

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1. If the Bank transfers substantially all the risks and rewards to third parties -unconditional sale of financial assets, sale of financial assets under an agreement to repurchase them at their fair value at the date of repurchase, sale of financial assets with a purchased call option or written put option that is deeply out of the money, securitization of assets in which the transferor does not retain a subordinated debt or grant any credit enhancement to the new holders, and other similar cases-, the transferred financial asset is derecognized and any rights or obligations retained or created in the transfer are recognized simultaneously.

2. If the Bank retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets under an agreement to repurchase them at a fixed price or at the sale price plus interest, a securities lending agreement in which the borrower undertakes to return the same or similar assets, and other similar cases-, the transferred financial asset is not derecognized and continues to be measured by the same criteria as those used before the transfer. However, the following items are recognized:

a. An associated financial liability, for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.

b. The income from the transferred financial asset not derecognized and any expense incurred on the new financial liability.

3. If the Bank neither transfers nor retains substantially all the risks and rewards associated with the transferred financial asset -sale of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar cases-, the following distinction is made:

a. If the transferor does not retain control of the transferred financial asset, the asset is derecognized and any rights or obligations retained or created in the transfer are recognized.

b. If the transferor retains control, it continues to recognize the transferred financial asset for an amount equal to its exposure to changes in value and recognizes a financial liability associated with the transferred financial asset. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized when the rights on the cash flows they generate have been extinguished or when substantially all the inherent risks and rewards have been transferred to third parties. Similarly, financial liabilities are only derecognized when the obligations they generate have been extinguished or when they are acquired, with the intention of either to cancel them or to resell them.

f) Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated balance sheet at their net amount) only if the Bank and their subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g) Regular way purchases of financial assets

Regular way purchases of financial assets are recognized on trade date. The assets are derecognized when the rights to receive cash flows have expired or the Bank has transferred substantially all the risks and rewards of ownership.

h) Impairment of financial assets

i. Definition

A financial asset is considered to be impaired and therefore its carrying amount is adjusted to reflect the effect of impairment when there is objective evidence that events have occurred which:

• Give rise to an adverse impact on the future cash flows that were estimated at the transaction date, in the case of debt instruments (loans and debt securities);

• Mean that their carrying amount cannot be fully recovered, in the case of equity instruments;

• Arising from the violation of terms of loans, and

• During the bankruptcy process.

As a general rule, when the events above are observed, the carrying amount of impaired financial assets is adjusted by recording a provision for losses on debts expense as "Losses on financial assets (net)" in the consolidated income statement.  The reversal of previously recorded losses is recognized in the consolidated income statement in the period in which the impairment and decrease can be related objectively to an event of recovery.

Financial Assets are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates indicated in the loan agreement, after taking into account the collateral guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Debt instruments carried at amortized cost

The amount of an impairment loss incurred for determination of the recoverable amount on a debt instrument measured at amortized cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred) discounted the original effective interest rate of the financial asset (or the effective interest rate computed at initial recognition), and is presented as a reduction of the asset balance and recorded on income statements.

In estimating the future cash flows of debt instruments the following factors are taken into account:

• All the amounts that are expected to be obtained over the remaining life of the instrument, in this case, the provided guarantees. The impairment loss takes into account the likelihood of collecting accrued interest receivable.

• The various types of risk to which each instrument is subject; and

• The circumstances in which collections will foreseeably be made.

These cash flows are subsequently discounted using the instrument's effective interest rate.

Specifically in regards to recoverable amount losses resulting from materialization of the insolvency risk of the obligors (credit risk), a debt instrument is impaired due to insolvency when there is evidence of a deterioration of the obligor's ability to pay, either because it is in arrears or for other reasons.

The Bank has certain policies, methods and procedures for covering its credit risk arising both from insolvency allocable to counterparties.

These policies, methods and procedures are applied in the granting, examination and documentation of debt instruments, and contingent liabilities and commitments, the identification of their recoverable amount and the calculation of the amounts necessary to cover the related credit risk.

The procedures applied in the identification, measurement, control and reduce the exposure to credit risk, are based on an individual basis or grouped by similarity.

• Customers with individual management: Wholesale segment customers, financial institutions and certain companies. Risk management is performed through an analysis complemented by tools to support decision-making model-based risk assessment internal procedure.

• Customers with standardized management: individuals and companies not classified as individual clients. Risk management models based on automated decision-making and risk assessment procedure, complemented, when the model is not comprehensive or accurate enough, by teams of analysts specializing in this type of risk. The credits related to customers standardized, are usually considered not recoverable when they have historical loss experience and delay greater than 90 days.

Regarding the provision for impairment losses from credit risk, the Bank evaluates all loans.  Loans are either individually evaluated for impairment or collectively evaluated for impairment. Loans accounted as amortized cost, which are not individually evaluated for impairment, are collectively evaluated for impairment, grouping them considering the similarity of risk. Loans individually evaluated for impairment are not included in balances that are collectively evaluated for impairment.

To measure the impairment loss on loans individually evaluated for impairment, the Bank considers the conditions of the borrower , such as their economic and financial situation, level of indebtedness, ability to generate income, cash flow , management, corporate governance and quality of internal controls, payment history, industry expertise, contingencies and credit limits, as well as characteristics of assets, such as its nature and purpose, type, sufficiency and liquidity level guarantees and total amount of credit, as well as based on historical experience of impairment and other circumstances known at the moment of evaluation.

To measure the impairment loss on loans collectively evaluated for impairment, the Bank segregates financial assets into groups considering the characteristics and similarity of credit risk, in other words, according to segment, the type of assets, guarantees and other factors associated as the historical experience of impairment and other circumstances known at the time of assessment.

The impairment loss is calculated by using statistical models that consider the following factors:

• Exposure at default or “EAD” is the amount of risk exposure at the date of default by the borrower.

In accordance with IFRS, the exposure at default used for this calculation is the current exposure, as reported in the balance sheet.

• Probability of default, or “PD”, is the probability of the borrower failing to meet its principal and/or interest payment obligations.

PD is measured using a time horizon of one year; that is, it quantifies the probability of the borrower defaulting in the coming year. A loan is in default if either the principal or interest is past due by ninety days or more or the loan is current but there are doubts as to the solvency of the counterparty (subjective doubtful assets).

• Loss given default, or “LGD”, is the loss arising in the event of default.

LGD calculation is based on the net charge offs on defaulted loans, taking into account the guarantees/collateral associated with the loans, the income and expenses associated with the recovery process and the timing of delinquency.

• In addition, prior to charging off past due loans (which is only done after the Bank have completed all recovery efforts), is composed fully provision the remaining balance of the loan so our allowance for loan losses fully cover the losses. Thus, the Bank understands that its loan loss allowance methodology has been developed to fit its risk metrics and capture loans that could potentially become impaired.

iii. Debt or equity instruments classified as available for sale

The difference between the amortized cost and fair value of debt or equity instruments classified as available for sale are recorded in stockholders equity under "Valuation adjustments - financial assets available for sale."

When there is objective evidence that the aforementioned differences are considerate a loss to permanent, they are no longer recognized in stockholders equity and are reclassified, for the cumulative amount at that date, to the consolidated income statement. Losses considered like a permanent on investment in equity instruments are not reversed in subsequent periods.

iv. Equity instruments measured at cost

The amount of impairment losses on equity instruments measured at cost is the difference between the carrying amount and the present value of the expected future cash flows discounted at the market rate of return for similar securities.

Impairment losses of recoverable amounts are recognized in the consolidated income statement for the period in which they arise as a direct reduction of the cost of the instrument. These losses can only be reversed subsequently if the related assets are sold.

i) Repurchase agreements

Purchases (disposal) of financial assets under a non-optional resale (repurchase) agreement at a fixed price are recognized in the consolidated balance sheet as Investment (funding), in repurchase agreements based on the nature of the debtor (creditor), under “Cash and balances with the Brazilian Central Bank”, “Loans and amounts due from credit institutions” or “Loans and advances to customers” (“Deposits from the Brazilian Central Bank”, “Deposits from credit institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recognized as interest over the contract term.

j) Accounting for leases

i. Financial leases

Financial leases are leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee.

When the consolidated entities act as the lessors of an asset, all types of finances leases have guaranteed residual values, and  the sum of the present value of the lease payments receivable from the lessee plus the guaranteed residual value which is the exercise price of the purchase option of the lessee at the end of the lease term is recognized as lending to third parties and is therefore included under “Loans and receivables” in the consolidated balance sheet.

The finance income arising from these contracts is credited to “Interest and similar income” in the consolidated income statement so as to achieve a constant rate of return over the lease term.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Operating Leases

In operating leases, the ownership of the leased asset and substantially all the risks and rewards incidental thereto remain with the lessor.

When the consolidated entities act as the lessors, they present the acquisition cost of the leased assets under “Tangible assets” (note 12). The depreciation policy for these assets is consistent with that for similar items of property, plant and equipment for own use and income from operational leases is recognized on a straight-line basis under “Other operating income (expense)” in the consolidated income statement.

When the consolidated entities act as the lessees, the lease expenses, including any incentives granted by the lessor, are charged on a straight-line basis to “Other administrative expenses” in their consolidated income statements.

k) Non-current assets held for sale

“Non-current assets held for sale” includes the carrying amount of individual items or disposal groups or items forming part of a business unit earmarked for disposal (“Discontinued operations”), whose sale in their present condition is highly probable and is expected to occur within one year, the property or other non-current assets received by the consolidated entities as total or partial settlement of their debtors' payment obligations to them are deemed to be non-current assets held for sale through the completion of actions which normally occurs up to one year.

Non-current assets held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-current assets held for sale are not depreciated.

Impairment losses on an asset or disposal group arising from a reduction in its carrying amount to its fair value (less costs to sell) are recognized under “Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations” in the consolidated income statement. The gains on a non-current asset held for sale resulting from subsequent increases in fair value (less costs to sell) increase its carrying amount and are recognized in the consolidated income statement up to an amount equal to the impairment losses previously recognized.

l) Residual maturity periods and average interest rates

The analysis of the maturities of the balances of certain items in the consolidated balance sheets and the average interest rates at 2012, 2011 and 2010 year-end is provided in note 42-d.

m) Tangible assets

“Tangible assets” includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the Bank, including tangible assets received by the Bank in full or partial satisfaction of financial assets representing receivables from third parties which are intended to be held for continuing use and tangible assets acquired under finance leases are presented at acquisition cost, less the related accumulated depreciation and any impairment losses (net carrying amount higher than recoverable amount).

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value. The land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The tangible asset depreciation charge is recognized in the consolidated income statement and is calculated basically using the following depreciation rates (based on the average years of estimated useful life of the various assets):

Annual Rate
Buildings for own use	4%
Furniture	10%
Fixtures	10%
Office and IT equipment	20%
Leasehold improvements	10% or up to contractual maturity

The Bank assesses at end of each period, if there is no indication that the items of tangible assets may be impaired (carrying amount exceeds its recoverable amount either for use or sale). The assessment of property is done through reports prepared by independent companies.

Once identified a reduction in the impairment loss of tangible assets, this is adjusted to reach its recoverable amount by recognizing an impairment loss recorded in "Impairment loss on other assets (Net)". Additionally the value of depreciation of that asset is recalculated in order to adjust the value of the life of the asset.

In case of evidence or indication of an impairment loss of a tangible asset, the Bank recognizes the reversal of impairment loss recorded in prior years and should adjust the future depreciation expenses according to the lifetime value of the property. Under no circumstances will a reversal of impairment loss of an asset may increase its carrying amount higher than the amount that would have no impairment loss had been recognized in prior years.

Upkeep and maintenance expenses relating to property, plant and equipment for own use are recognized as an expense in the period in which they are incurred.

n) Intangible assets

Intangible assets are identifiable non-monetary assets (separable from other assets) without physical substance which arise as a result of a legal transaction or software are developed internally. Only assets whose cost can be estimated reliably and from which the consolidated entities consider it probable that future economic benefits will be generated are recognized.

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured deducting any accumulated amortization and any accumulated impairment losses.

i. Goodwill

In the acquisition of investment in subsidiary, any difference between the investment cost and the investor's share in net fair value of assets, liabilities and contingent liabilities of the investee (subsidiary or affiliate) is accounted for in accordance with IFRS 3 "Business Combination".

Goodwill is recognized only when the amount of the consideration of the investee acquired exceeds the fair value at the acquisition date, and therefore represents a payment made by the acquirer in anticipation of future economic benefits of assets of the acquired entity that can not be individually identified and recognized separately.

At the end of each reporting period or whenever there is any indication of impairment goodwill is reviewed for impairment (impairment test) and, if there is any impairment, the goodwill is written down with a charge to Impairment losses on Goodwill and other intangible assets in the consolidated income statement.

The net fair value adjustments of assets, liabilities and contingent liabilities of the investee in relation to its carrying amount are allocated to individual identifiable assets acquired and liabilities assumed that compose based on their respective fair values at the date of purchase.

In the case of a business combination achieved in stages, is measured again prior involvement in the acquiree at fair value at date of acquisition that obtains control of the acquiree.

ii. Other intangible assets

It is a non-monetary asset without physical substance. It is basically due to software development and acquisition of rights that can generate benefits for the Bank. They can have characteristics of definite or indefinite period.

Other intangible assets are considered to have indefinite useful life when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the period over which the asset is expected to generate cash inflows for the Bank, or a finite useful life, in all other cases.

Intangible assets with indefinite useful lives are not amortized, but instead, at the end of each period, the entity reviews the remaining useful life of assets to determine if they are still undefined and, if this is not the case, the change should be accounted for as a change in accounting estimate.

Intangible assets with definite useful life are amortized over its useful life by using methods similar to those used to depreciate tangible assets. The amortization expense is recognized under "Depreciation and amortization" in the consolidated income statement.

The Bank assesses at the end of each period, if there is no indication that the items of intangible assets may present an impairment loss, i.e. an asset that presents the carrying amount higher than the net realizable value. Identifying any reduction in impairment loss, this is adjusted to reach its fair value.

Measuring the recoverable amount of other intangible assets - software is made based on value in use, as well as the analysis of the discontinuity of the asset in relation to the activities of the Bank.

The Bank uses the value in use of other intangible assets - customer lists as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Case" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

o) Other assets

It includes the balance of all prepayments and accrued income (excluding accrued interest), customer relationship, the net amount of the difference between pension plan obligations and the value of the plan assets with a balance in the entity’s favor, when this net amount is to be reported in the consolidated balance sheet, and the amount of any other assets not included in other items.

The Bank uses the value in use of customer relationship as a basis for measuring the impairment since it is not reasonably possible to determine the net value of sales, because there is no basis for making a reliable estimate of the value be obtained by selling the asset in a transaction at cumulative basis, between knowledgeable, willing parties. The value in use of customer lists acquired related to the purchase of the "payroll" will be determined individually. It is prepared by the business areas a "Business Case" that aims to demonstrate the expectation of generating future economic benefit and the present value of expected cash flows. Quarterly, these "Business Case" are reviewed based on the actual cash flows of each business (value in use), which are compared with book value, checking whether there is a need to record a loss on non-recoverability.

p) Liabilities for insurance contracts

The liabilities for insurance contracts are comprised substantially by mathematical reserves for current and future benefits (PMBaC and PMBC). Insurance contracts are contracts under which the Bank accepts a significant risk – other than a financial risk – from a policyholder by agreeing to compensate the beneficiary on the occurrence of an uncertain future event by which the policyholder  will be adversely affected.

Insurance liabilities are recognized when the contract is entered into and the premiums are charged. Contracts that have been classified as insurance are not reclassified subsequently. The liability is derecognized when the contract expires  or is cancelled.

Mathematical reserves for current and future benefits are recognized based on contributions made under the capitalization financial system. The mathematical reserves for current benefits represent commitments under continued income plans which are recognized through actuarial calculation for the traditional, pension plan (PGBL) and cash value life insurance (VGBL) plans.

All valuation methods used by the subsidiaries are based on the general principle that the carrying amount of the net liability must be sufficient to meet any reasonably foreseeable obligation resulting from the insurance contracts. Investment assumptions are either determined by the local regulator or based on management’s future expectations. In the latter case, the anticipated future investment returns are set by management, considering the available market information and economic indicators. A significant assumption related to estimated gross profits on variable annuities, is the annual long-term growth rate of the underlying assets.

At each balance sheet date an assessment is made of whether the provisions for Mathematical reserves are adequate.

q) Provision of contingent assets and liabilities

Banco Santander and its subsidiaries are involved in judicial and administrative proceedings  related to tax, labor and civil, in the normal course of their activities.

The judicial and administrative proceedings are recognized in the accounts based on the nature, complexity and history of actions and beliefs of the internal and external legal advisors.

Provisions are made when the risk of loss of judicial or administrative action is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. The provisions include legal obligations, judicial and administrative proceedings related to tax and social security obligations, whose object is to challenge their legality or constitutionality, regardless of the assessment that the probability of success, the amounts are fully recognized in the financial statements. They are fully or partially reversed when the obligations cease to exist or are reduced.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or nonoccurrence of one or more future events that are not totally under the control of the consolidated entities. Under accounting rules, contingent liabilities classified as possible losses are not recognized, but disclosed in the notes to the financial statements.

Contingent assets are not accounting recognized, except when there are guarantees or favorable judicial decisions, about which no longer fit features, characterizing the gain as practically certain. Assets with probable success, if any, are only disclosed in the financial statements.

Management believes that the provisions made are sufficient to cover losses from judicial and administrative proceedings, and believe that, in aggregate, will not have significant impacts on results, cash flow or financial condition of the Bank.

Given the uncertainties arising from the proceedings is not practicable to determine the time of any outflow (cash disbursement).

r) Other liabilities

“Other liabilities” includes the balance of all accrued expenses and deferred income, excluding accrued interest, and the amount of any other liabilities not included in other categories.

s) Share-based compensation

The Bank has long-term compensation plans with vesting conditions. The main vesting conditions are: (1) service conditions, since it is necessary that the participant remains employed with the Bank during the term of the Plan for their rights to vest; (2) performance conditions, since the number of Units that ultimately vest will be determined according to the result of certain performance parameter of the Bank, such as: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between actual and budget in each year, as determined by the Board of Directors and (3)  market conditions, since some parameters are linked to the market price of the Bank´s shares. These compensation plans are measured and recorded in accordance with IFRS 2 - "Share-based payment". The Bank measures the fair value of the services rendered by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each plan when estimating the fair value.

Settlement in shares

The Bank measures the fair value of the services received by reference to the fair value of the equity instruments granted at the grant date, taking into account the market conditions for each grant when estimating the fair value. In order to recognize the personnel expenses against equity reserves throughout the vesting period, as the services are received, the Bank considers the treatment of service conditions and recognize the amount for the services received during the vesting period based on the best available estimate of the number of equity instruments expected to vest. Semi-annually, the Bank reviews the estimate of the number of equity instruments expected to vest.

Settlement in cash

For cash-settled share-based compensation (in the form of share appreciation rights), the Bank measures the services rendered and the corresponding liability incurred at the fair value of the share appreciation rights at the grant date and until the liability is settled, the Banks remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period. In order to recognize the personnel expenses against a provision in “other liabilities” throughout the vesting period, reflecting the period as the services are received, the Bank bases the total liability on the best estimate of the number of share appreciation rights that will vest at the end of the vesting period and recognize the amount for the services received during the vesting period based on such best available estimate. Periodically, the Bank reviews such estimate of the number of share appreciation rights that will vest at the end of vesting period.”

t) Recognition of income and expenses

The most significant criteria used by the Bank to recognize its income and expenses are summarized as follows:

i. Interest income, interest expenses and similar items

Interest income, interest expenses and similar items are generally recognized on an accrual basis using the effective interest method. Dividends received from other companies are recognized as income when the consolidated entities' right to receive them arises.

However, the recognition of accrued interest in the consolidated income statement is suspended for debt instruments and loans and advances individually classified as impaired and for the instruments for which impairment losses have been assessed collectively because they have payments more than two months past due. This interest is recognized as income, when collected, as a reversal of the related impairment losses.

ii. Commissions, fees and similar items

Fee and commission income and expenses are recognized in the consolidated income statement using criteria that vary according to their nature. The main criteria are as follows:

• Fee and commission income and expenses relating to financial assets and financial liabilities measured at fair value through profit or loss are recognized when paid;

• Those arising from transactions or services that are performed over a period of time are recognized over the life of these transactions or services; and

• Those relating to services provided in a single act are recognized when the single act has been performed.

iii. Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

iv. Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

v. Loan arrangement fees

Loan arrangement fees, mainly loan origination and application fees, are accrued and recognized in income over the term of the loan. In the case of loan origination fees, the portion relating to the associated direct costs incurred in the loan arrangement is recognized immediately in the consolidated income statement.

u) Financial guarantees

“Financial guarantees” are defined as contracts whereby an entity undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have, such as guarantees, irrevocable documentary credits issued or confirmed by the entity, among others.

The Bank initially recognizes the financial guarantees as liability side of the consolidated balance sheet at fair value, which is generally the present value of the fees, commissions and similar interest receivable from these contracts over the term thereof, and simultaneously the Bank recognizes, on the asset side of the consolidated balance sheet, the amount of the fees, commissions and interest received at the start of the transactions and the amounts receivable at the present value of the fees, commissions and interest receivable.

Financial guarantees, regardless of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost.

The provisions made for these transactions are recognized under “Provisions - Provisions for contingent liabilities, commitments and other provisions” in the consolidated balance sheet (note 22).

If a specific provision is required for financial guarantees, the related unearned commissions recognized under “Financial liabilities at amortized cost – Other financial liabilities” in the consolidated balance sheet are reclassified to the appropriate provision.

v) Assets under management and investment and pension funds managed by the Bank

Assets owned by third parties and managed by the consolidated entities are not presented on the face of the consolidated balance sheet. Management fees are included in “Fee and commission income” in the consolidated income statement. Note 42-b contains information on the third-party assets managed by the Bank.

The investment funds and pension funds managed by the consolidated entities are not recorded in the consolidated balance sheet since the related assets are owned by third parties. The fees and commissions earned in the year for the services rendered by the Bank entities to these funds (asset management and custody services) are recognized under “Fee and commission income” in the consolidated income statement.

w) Post-employment benefits

Post-employment benefit plans include the commitments of the Bank: (i) addition to the benefits of public pension plan; and (ii) medical assistance in case of retirement, permanent disability or death for that employees, and their direct beneficiaries.

Defined contribution plans

Defined benefit plans is the post-employment benefit plan which the Bank, and its subsidiaries, as the sponsoring entity pays fixed contributions into a pension fund, not having a legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all benefits relating to services provided in the current and in previous periods.

The contributions made in this connection are recognized under "Interest Expense and Similar Charges" in the income statement.

Defined benefit plans

Defined benefit plan is the post-employment benefit plan which is not a defined contribution plan and is shown in Note 22. For this type of plan, the sponsoring entity's obligation is to provide the agreed benefits with employees, assuming the potential actuarial risk that benefits will cost more than expected.

For defined benefit plan, the amendment of IAS 19 established fundamental changes in the accounting for and disclosure of employee post-employment benefits as removing the mechanism of the corridor in the record of the obligation of the plans, as well as changes in the criteria for recognition of conventional interest of plan assets (valuation based on the discount rate actuarial liability).

The adoption of this new accounting policy involves, fundamentally, full recognition of liabilities on account of actuarial losses (actuarial deficit) not recognized previously, in contrast to the stockholders’ equity (Statements of Comprehensive Income).

Main Definitions

- The present value of the defined benefit obligation is the present value of expected future payments required to settle the obligation resulting from employee service in the current and past periods, without deducting any plan assets.

- Deficit or surplus is: (a) the present value of the defined benefit obligation, less (b) the fair value of plan assets.

- The sponsoring entity may recognize the plan's assets in the balance sheet when they meet the following characteristics: (i) the assets of the fund are sufficient to meet all employee benefit plan or a sponsor obligations; or (ii) the assets are returned to the sponsoring entity in order to reimburse it for employee benefits already paid.

- Actuarial gains and losses are changes in present value of defined benefit obligation resulting from: (a) adjustments by experience (the effects of differences between the actuarial assumptions adopted and what has actually occurred); and (b) effects of changes in actuarial assumptions.

- Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period.

- The past service cost is the change in present value of defined benefit obligation for employee service in prior periods resulting from a change in the plan or reductions in the number of employees covered.

Post-employment benefits are recognized in income in the lines of "Interest expense and similar Charges" and "Provisions (net)".

The defined benefit plans are recorded based on an actuarial study, conducted annually by an external consultarit, at the end of each year to be effective for the subsequent period.

x) Other long-term employee benefits

“Other long-term employee benefits”, defined as obligations to early retirees taken to be those who have ceased to render services at the entity but who, without being legally retired, continue to have economic rights relating to the entity until they acquire the legal status of retiree, long-service bonuses, obligations for death of spouse or disability before retirement that depend on the employee's length of service at the entity and other similar items, are treated for accounting purposes, where applicable, as established above for defined benefit post-employment plans, except that all past service costs and actuarial gains and losses are recognized immediately (note 22).

y) Termination benefits

Termination benefits are recognized when there is a detailed formal plan identifying the basic changes to be made, provided that implementation of the plan has begun, its main features have been publicly announced or objective facts concerning its implementation have been disclosed.

z) Income taxes

Income tax is calculated at the rate of 15% plus a 10% surtax; social contribution tax is calculated at the rate of 15% for financial institutions, and for non-financial companies the social contribution tax rate is 9%, after adjustments determined by tax legislation.

The expense for corporation income tax is recognized in the consolidated income statement, except when it results from a transaction recognized directly in equity, in which case the tax effect is also recognized in equity.

The current income tax expense is calculated as the sum of the current tax resulting from application of the appropriate tax rate to the taxable profit for the year (net of any deductions allowable for tax purposes), and of the changes in deferred tax assets and liabilities recognized in the consolidated income statement.

“Tax assets” includes the amount of all tax assets, which are broken down into “current” amounts of tax to be recovered within the next twelve months and “deferred” amounts of tax to be recovered in future years, including those arising from unused tax losses or tax credits.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

“Tax liabilities” includes the amount of all tax liabilities (except provisions for taxes), which are broken down into “current” the amount payable in respect of the income tax on the taxable profit for the year and other taxes in the next twelve months and “deferred” the amount of income tax payable in future years.

Deferred tax assets and liabilities include temporary differences, which are identified as the amounts expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their related tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets are only recognized for temporary differences to the extent that it is considered probable that the consolidated entities will have sufficient future taxable profits against which the deferred tax assets can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit or accounting profit. Other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated entities will have sufficient future taxable profits against which they can be utilized.

Income and expenses recognized directly in stockholders equity are accounted for as temporary differences.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Under the current regulation, the expected realization of tax credits based on the Bank's projections of future results and based on technical study, as shown in Note 23.

PIS (Social Integration Program) and COFINS (Tax for Social Security Financing) taxes have been computed at a combined rate of 4.65% on certain gross revenues and expenses. Financial institutions may deduct financial expenses in determining the PIS/COFINS tax basis. PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.

aa) Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

• Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

• Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

• Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

• Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

In preparing the consolidated cash flows statement, the high liquidity investments with insignificant risk of changes in their values were classified as "Cash and cash equivalents". The Bank classifies as cash and cash equivalents balances recorded under "Cash and balance with the Brazilian Central Bank" and "Loans and amounts due from credit institutions" in the consolidated balance sheet, except restricted resources and long-term transactions.

The interest paid and received correspond basically to operating activities of Banco Santander.

3. Change in the scope of consolidation

a) Establishment of foreign subsidiary

Banco Santander established an independent subsidiary in Spain, Santander Brasil Establecimiento Financieiro de Credito, S.A. (Santander EFC), in order to complement the foreign trade strategy for corporate clients - large Brazilian companies and their operations abroad - and offer financial products and services through an offshore entity that is not established in a jurisdiction with favorable tax treatment.

The approval process of the establishment of foreign subsidiary before the regulatory bodies (Bacen, Spanish Ministerio de Economia y Hacienda and by Banco de España) was completed on March, 28, 2012. The paid up share capital of Santander EFC was €748 million.

b) Sale of Zurich Santander Brasil Seguros e Previdência S.A. (formerly Santander Seguros S.A.)

Following the approval by Superintendence of Private Insurance (Susep) on August 23, 2011, we closed the sale on October 5, 2011, by Banco Santander of all shares issued by Zurich Santander Brasil Seguros e Previdência S.A. and indirectly of Zurich Santander Brasil Seguros S.A. (formerly Santander Brasil Seguros S.A.) for  (i) Zurich Santander Holding (Spain), SL (Zurich Santander), a holding company based in Spain held 51% (fifty one percent) by the Zurich Financial Services Ltd. and its affiliates (Zurich) and 49% (forty nine percent) by Banco Santander Spain, and  (ii) Inversiones ZS America SPA, a company established in Chile and held by Zurich Santander (Inversiones ZS).

This closing effected  the transfer, (i) by Banco Santander to ZS Insurance of 11,251,174,948 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and to Inversiones ZS of 3 common shares of Zurich Santander Brasil Seguros e Previdência S.A., and (ii) payment of the preliminary purchase sale price to Banco Santander, net amounts to R$2,741,102 (received  in October 5,2011). The assets of Zurich Santander Brasil Seguros e Previdência S.A. R$24,731,463, are primarily composed of R$21,551,422 in debts instruments and equity (public securities, private and fund units specially constituted - guarantors of benefit plans - PGBL / VGBL). The liabilities of Zurich Santander Brasil Seguros e Previdência S.A. amounts R$22,349,428, main represented by R$21,278,718 of liabilities for securities agreements relating to technical provision for insurance operations and pension plans. The gain recognized on this operation was R$424,292, which was recorded as a result on disposal of non-current assets held for sale not classified as discontinued operations. On June 8, 2012 Susep approved the transfer of the direct control of Zurich Santander Brasil Seguros e Previdência S.A. to Zurich Santander Holding (Espanha), S.L., a holding company based in Spain, 100% held by Zurich Santander, and currently the owner of the shares initially transferred to Zurich Santander.

The determination of the final sale and purchase price is pending and will be set appropriately based on the balance sheet to be specially prepared by Zurich Santander Brasil Seguros e Previdência S.A. for the period ended September 30, 2011 released in the first half of 2012 and the price adjustment mechanisms expressly provided for in the Purchase and Sale Agreement dated July 14, 2011.  Once set, Banco Santander will disclose the price to the general public and make the offering of preemptive rights to shareholders, in accordance with Article 253 of Law 6.404/1976.

The transaction fits into the context of the strategic partnership between Santander Spain and Zurich, involving the acquisition by Zurich Santander, all property and casualty insurers and life and welfare of Santander Spain in Argentina, Brazil, Chile, Mexico and Uruguay.

As part of the arrangement of the transaction, Banco Santander exclusively distribute the insurance products in the next 25 years, through its network branch, with the exception of automobile insurance that are not included in the exclusivity scope in the arrangement of the transaction. As a result of these contracts, Banco Santander receive a relative payment equivalent to that received before the transaction.

The operation aims to promote and strengthen Banco Santander activities in the insurance market, providing a greater range of products, including classes of customers not currently being reached and leveraging the distribution capabilities of Banco Santander, among others.

c) Partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of the split portion to Sancap Investimentos e Participações S.A.

In the context of sale transaction of Zurich Santander Brasil Seguros e Previdência S.A., at the extraordinary stockholders' meeting held on April 29, 2011, was approved the partial spin-off of Zurich Santander Brasil Seguros e Previdência S.A. with the transfer of its equity to a new company, constituted in the act of the partial spin-off, under the company name of Sancap Investimentos e Participações S.A. (“Sancap”). The spun-off assets to Sancap is total amounting of R$511,774 and refers only and exclusively to the totality of the participation held by Zurich Santander Brasil Seguros e Previdência capital. The partial spin-off was approved by Susep on August 9, 2011.

4. Cash and balances with the Brazilian Central Bank

Thousands of Reais	2012	2011	2010
Cash and cash equivalents	4,114,775	3,542,707	3,158,003
of which:
Cash	4,114,775	3,542,707	3,158,003
Money market investments (1)	17,337,140	17,607,917	12,456,450
Central bank compulsory deposits (2)	34,083,325	44,787,379	41,185,698
Total	55,535,240	65,938,003	56,800,151

(1) Includes securities purchased under agreements to resell, long term and not considered cash equivalents.

(2)  Central bank compulsory deposits relate to a minimum balance financial institutions are required to maintain with the Brazilian Central Bank based on a percentage of deposits received from third parties, regarded as restricted use of resources.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

5. Loans and amounts due from credit institutions

The breakdown, by classification, type and currency, of the balances of “Loans and amounts due from credit institutions” in the consolidated balance sheets is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	-	-	47,662
Other financial assets at fair value through profit or loss	5,065	60,813	292,034
Loans and receivables	29,913,132	19,628,861	22,658,520
Of which:
Loans and amounts due from credit institutions, gross	29,988,338	19,690,528	22,658,520
Impairment losses (note 9.c)	(75,206)	(61,667)	-
Loans and amounts due from credit institutions, net	29,918,197	19,689,674	22,998,216
Loans and amounts due from credit institutions, gross	29,993,403	19,751,341	22,998,216

Type:
Time deposits (2)	8,719,825	7,136,037	9,110,447
Reverse repurchase agreements (1) (2)	3,616,002	1,039,551	599,999
Escrow deposits	7,573,599	6,868,943	7,316,926
Cash and Foreign currency investments (2)	9,921,309	4,247,179	5,826,715
Other accounts	162,668	459,631	144,129
Total	29,993,403	19,751,341	22,998,216

Currency:
Brazilian Real	21,803,005	15,067,109	17,412,613
US dollar	7,782,694	4,300,075	5,100,831
Euro	406,064	354,078	455,831
Pound sterling	446	4,519	3,046
Other currencies	1,194	25,560	25,895
Total	29,993,403	19,751,341	22,998,216

(1) Collateralized by debt instruments.

(2) Includes R$15,502.905 (2011 - R$ 5,474,700 and 2010 - R$6,188,896), of short-term transactions and low risk of change in its value, considered cash equivalents.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

6. Debt instruments

The breakdown, by classification, type and currency, of the balances of “Debt instruments” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	26,646,708	25,298,804	16,472,413
Other financial assets at fair value through profit or loss	124,187	230,037	224,388
Available-for-sale financial assets	43,044,570	43,300,354	45,477,982
Loans and receivables	269,612	62,062	81,444
Total	70,085,077	68,891,257	62,256,227

Type:
Government securities - Brazil (1)	57,188,916	56,833,361	55,443,469
Government securities - others	-	-	379,341
Debentures and Promissory notes	8,866,474	8,281,136	4,523,111
Other debt securities	4,029,687	3,776,760	1,910,306
Total	70,085,077	68,891,257	62,256,227

Currency:
Brazilian Real	69,214,546	68,187,066	61,329,205
US dollar	870,531	704,191	547,681
Euro	-	-	379,341
Total	70,085,077	68,891,257	62,256,227

(1) Includes, substantially, National Treasury Bills (LTN), Treasury Bills (LFT) e National Treasury Notes (NTN-A, NTN-B, NTN-C e NTN-F).

At December 31, 2012, includes R$25,650,177  (2011 - R$34,521,029 and 2010 - R$27,348,766) of debt securities totaling had been assigned to repurchase agreements, R$1,487,183   (2011 - R$2,221,258 and 2010 - R$7,259,356) to compulsory deposits in Central Bank, R$8,146,345 (2011 - R$8,851,981 and 2010 - R$4,316,863 ) to guarantee BM&FBovespa transactions and R$3,228,030 (2011 - R$3,066,458 and 2010 - R$5,130,939) to escrow deposits and other guarantee. Additionally, in 2010 - R$17,425,576 related coverage of PGBL/VGBL and in 2010 - R$1,502,934 related to other investment funds.

Note 42-d contains a detail of the residual maturity periods of available-for-sale financial assets and of loans and receivables and of the related average interest rates.

7. Equity instruments

a) Breakdown

The breakdown, by classification and type, of the balances of “Equity instruments” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial assets held for trading	428,589	448,209	3,283,931
Other financial assets at fair value through profit or loss (1)	1,099,066	374,519	17,423,359
Available-for-sale financial assets	1,104,050	1,307,847	1,728,037
Total	2,631,705	2,130,575	22,435,327

Type:
Shares of Brazilian companies	913,719	1,001,644	1,153,037
Shares of foreign companies	349	1,229	503
Investment fund units and shares (1)	1,717,637	1,127,702	21,281,787
Total	2,631,705	2,130,575	22,435,327

(1) In 2010, includes Investment fund units Guarantors of Benefit Plans - PGBL/VGBL, related to the liabilities for insurance contracts (Note 3.b).

b)  Changes

The changes in the balance of “Equity instruments – Financial assets held for trading” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	448,209	3,283,931	2,544,441
Changes in the scope of consolidation (note 3.b)	-	(1,643,066)	-
Net additions /disposals	(20,026)	(1,193,006)	360,610
Valuation adjustments	406	350	378,880
Balance at end of year	428,589	448,209	3,283,931

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes in the balance of “Equity instruments – Other financial assets at fair value through profit or loss” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	374,519	17,423,359	13,787,109
Changes in the scope of consolidation (note 3.b)	-	(19,819,585)	-
Net additions /disposals	724,547	374,518	2,480,188
Valuation adjustments (1)	-	2,396,227	1,156,062
Balance at end of year	1,099,066	374,519	17,423,359

(1) Refers to variation of the Investment fund units Guarantors of Benefit Plans - PGBL/VGBL are accounted as income in "Other operating income (expense) - Expense from insurance contracts" net of the variations of their technical provisions.

The changes in the balance of “Equity instruments – Available-for-sale financial assets” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	1,307,847	1,728,037	1,660,196
Net changes in the scope of consolidation (note 3.b)	-	(18,539)	-
Net additions /disposals	(201,249)	(319,221)	(22,584)
Valuation adjustments	(2,548)	(82,430)	90,425
Balance at end of year	1,104,050	1,307,847	1,728,037

8. Derivative financial instruments and Short positions

a) Notional amounts and market values of trading and hedging derivatives

a.1) Derivatives Recorded in Memorandum and Balance Sheets

Portfolio Summary of Trading Derivative and Used as Hedge
	2012	2011	2010

Assets
Swap Differentials Receivable	4,092,378	3,334,672	4,435,651
Option Premiums to Exercise	297,124	208,117	210,232
Forward Contracts and Others	329,633	692,401	487,116
Total	4,719,135	4,235,190	5,132,999

Liabilities
Swap Differentials Payable	4,327,209	3,485,915	3,766,171
Option Premiums Launched	456,172	537,474	344,734
Forward Contracts and Others	609,717	722,342	644,521
Total	5,393,098	4,745,731	4,755,426

Summary by Category

Trading	December 31, 2012			December 31, 2011

	Notional	Cost	Market	Notional	Cost	Fair Value
"Swap"		(116,636)	(109,449)		(232,234)	(195,880)
Asset	112,138,690	15,982,326	16,792,479	99,094,099	9,085,753	9,228,909
CDI (Interbank Deposit Rates)	34,842,507	4,335,903	4,981,610	32,413,067	8,712,638	8,223,265
Fixed Interest Rate - Real (1)	16,341,376	11,646,423	11,810,869	5,684,619	373,115	1,005,644
Indexed to Price and Interest Rates	14,386,596	-	-	13,259,314	-	-
Indexed to Foreign Currency	46,477,772	-	-	47,621,292	-	-
Others	90,439	-	-	115,807	-	-
Liabilities	112,255,326	(16,098,962)	(16,901,928)	99,326,333	(9,317,987)	(9,424,789)
CDI (Interbank Deposit Rates)	30,506,604	-	-	23,700,429	-	-
Fixed Interest Rate - Real	4,694,953	-	-	5,311,504	-	-
Indexed to Price and Interest Rates	19,509,496	(5,122,900)	(5,512,171)	19,781,674	(6,522,360)	(6,352,475)
Indexed to Foreign Currency (1)	57,406,818	(10,929,046)	(11,355,697)	50,340,717	(2,719,425)	(3,004,037)
Others	137,455	(47,016)	(34,060)	192,009	(76,202)	(68,277)
Options	266,060,940	(94,067)	(159,048)	266,612,580	(217,101)	(329,357)
Purchased Position	107,224,381	228,378	297,124	110,672,248	239,107	208,117
Call Option - US Dollar	1,792,837	44,838	31,993	1,299,890	22,549	39,528
Put Option - US Dollar	1,748,915	24,039	24,087	794,230	2,656	65
Call Option - Other (2)	46,244,224	86,370	45,920	74,456,856	111,458	48,267
Interbank Market	45,411,468	51,667	2,289	73,455,970	62,801	14,994
Others (2)	832,756	34,703	43,631	1,000,886	48,657	33,273
Put Option - Other (2)	57,438,405	73,131	195,124	34,121,272	102,444	120,257
Interbank Market	56,963,540	57,121	185,813	31,754,691	16,250	41,309
Others (2)	474,865	16,010	9,311	2,366,581	86,194	78,948
Sold Position	158,836,559	(322,445)	(456,172)	155,940,332	(456,208)	(537,474)
Call Option - US Dollar	1,453,215	(36,653)	(28,003)	2,842,096	(21,179)	(17,896)
Put Option - US Dollar	1,385,098	(14,684)	(6,036)	2,848,995	(19,867)	(7,683)
Call Option - Other (2)	83,389,536	(152,818)	(103,294)	69,094,441	(187,362)	(100,105)
Interbank Market	81,602,615	(68,927)	(4,241)	67,744,926	(87,838)	(20,471)
Others (2)	1,786,921	(83,891)	(99,053)	1,349,515	(99,524)	(79,634)
Put Option - Other (2)	72,608,710	(118,290)	(318,839)	81,154,800	(227,800)	(411,790)
Interbank Market	71,156,608	(64,771)	(272,536)	78,492,974	(101,163)	(293,479)
Others (2)	1,452,102	(53,519)	(46,303)	2,661,826	(126,637)	(118,311)
Futures Contracts	61,247,088	-	-	100,361,012	-	-
Purchased Position	40,376,893	-	-	46,879,640	-	-
Exchange Coupon (DDI)	2,916,996	-	-	1,727,725	-	-
Interest Rates (DI1 and DIA)	30,144,684	-	-	42,328,562	-	-
Foreign Currency	6,576,093	-	-	2,563,038	-	-
Indexes (3)	133,917	-	-	78,332	-	-
Treasury Bonds/Notes	605,203	-	-	178,570	-	-
Others	-	-	-	3,413	-	-
Sold Position	20,870,195	-	-	53,481,372	-	-
Exchange Coupon (DDI)	14,091,511	-	-	17,359,882	-	-
Interest Rates (DI1 and DIA)	6,556,673	-	-	21,981,554	-	-
Foreign Currency	12,414	-	-	13,923,253	-	-
Indexes (3)	17,926	-	-	38,496	-	-
Treasury Bonds/Notes	191,671	-	-	178,187	-	-
Forward Contracts and Others	21,766,014	166,807	(280,085)	22,726,891	(13,508)	(29,941)
Purchased Commitment	11,046,667	(593,458)	197,859	11,564,473	412,217	298,083
Currencies	11,046,667	(593,458)	197,859	11,556,048	412,217	298,083
Others	-	-	-	8,425	-	-
Sell Commitment	10,719,347	760,265	(477,944)	11,162,418	(425,725)	(328,024)
Currencies	10,797,139	745,350	(185,614)	11,138,022	(442,856)	(272,312)
Others	(77,792)	14,915	(292,330)	24,396	17,131	(55,712)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Summary by Category

Trading				December 31, 2010

				Notional	Cost	Fair Value
"Swap"					214,965	553,953
Asset	-	-	-	89,974,142	18,112,297	18,374,023
CDI (Interbank Deposit Rates)	-	-	-	37,384,081	16,589,276	16,865,287
Fixed Interest Rate - Real (1)	-	-	-	3,976,036	1,523,021	1,508,736
Indexed to Price and Interest Rates	-	-	-	11,662,920	-	-
Indexed to Foreign Currency	-	-	-	36,923,396	-	-
Others	-	-	-	27,709	-	-
Liabilities	-	-	-	89,759,177	(17,897,332)	(17,820,070)
CDI (Interbank Deposit Rates)	-	-	-	20,794,805	-	-
Fixed Interest Rate - Real	-	-	-	2,453,015	-	-
Indexed to Price and Interest Rates	-	-	-	15,021,487	(3,358,567)	(3,084,207)
Indexed to Foreign Currency (1)	-	-	-	51,237,260	(14,313,864)	(14,522,887)
Others	-	-	-	252,610	(224,901)	(212,976)
Options	-		-	363,612,753	(100,091)	(134,502)
Purchased Position	-	-	-	166,047,798	236,074	210,232
Call Option - US Dollar	-	-	-	3,594,587	58,198	58,218
Put Option - US Dollar	-	-	-	1,627,126	21,356	43,853
Call Option - Other (2)	-	-	-	94,486,883	101,476	72,435
Put Option - Other (2)	-	-	-	66,339,202	55,044	35,726
Sold Position	-	-	-	197,564,955	(336,165)	(344,734)
Call Option - US Dollar	-	-	-	4,162,415	(70,646)	(91,393)
Put Option - US Dollar	-	-	-	2,967,037	(16,312)	(8,485)
Call Option - Other (2)	-	-	-	108,921,695	(143,211)	(126,295)
Put Option - Other (2)	-	-	-	81,513,808	(105,996)	(118,561)
Futures Contracts	-	-	-	94,302,441	-	-
Purchased Position	-	-	-	50,679,903	-	-
Exchange Coupon (DDI)	-	-	-	2,856,706	-	-
Interest Rates (DI1 and DIA)	-	-	-	47,296,910	-	-
Foreign Currency	-	-	-	171,136	-	-
Indexes (3)	-	-	-	267,987	-	-
Treasury Bonds/Notes	-	-	-	59,975	-	-
Others	-	-	-	27,189	-	-
Sold Position	-	-	-	43,622,538	-	-
Exchange Coupon (DDI)	-	-	-	5,504,291	-	-
Interest Rates (DI1 and DIA)	-	-	-	33,908,636	-	-
Foreign Currency	-	-	-	3,862,750	-	-
Indexes (3)	-	-	-	205,387	-	-
Treasury Bonds/Notes	-	-	-	141,474	-	-
Forward Contracts and Others	-	-	-	14,459,141	(459,223)	(157,406)
Purchased Commitment	-	-	-	6,561,234	44,204	(78,006)
Currencies	-	-	-	6,559,748	44,204	(78,006)
Others	-	-	-	1,486	-	-
Sell Commitment	-	-	-	7,897,907	(503,427)	(79,400)
Currencies	-	-	-	7,759,347	(513,819)	(216,147)
Others	-	-	-	138,560	10,392	136,747

(1) Includes credit derivatives.
(2) Includes stock options, indices and commodities.
(3) Includes Bovespa index and S&P.

a.2) Derivatives Financial Instruments by Counterparty

Notional				2012	2011	2010
		Related	Financial
	Customers	Parties	Institutions (1)	Total	Total	Total
"Swap"	33,630,063	42,741,605	35,767,022	112,138,690	99,094,099	89,974,142
Options	2,918,952	-	263,141,988	266,060,940	266,612,580	363,612,753
Futures Contracts	-	-	61,247,088	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	11,604,943	10,103,294	57,777	21,766,014	22,726,891	14,459,141

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.

a.3) Derivatives Financial Instruments by Maturity

Notional				2012	2011	2010
	Up to	From 3 to	Over
	3 Months	12 Months	12 Months	Total	Total	Total
"Swap"	18,705,291	24,461,642	68,971,757	112,138,690	99,094,099	89,974,142
Options	149,205,432	68,038,209	48,817,299	266,060,940	266,612,580	363,612,753
Futures Contracts	21,798,030	7,963,925	31,485,133	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	12,750,815	5,274,876	3,740,323	21,766,014	22,726,891	14,459,141

a.4) Derivatives by Market Trading

Notional				2012	2011	2010
	Stock Exchange (1)	Cetip (2)	Over the Counter	Total	Total	Total
"Swap"	26,772,074	49,280,886	36,085,730	112,138,690	99,094,099	89,974,142
Options	264,359,394	1,701,546	-	266,060,940	266,612,580	363,612,753
Futures Contracts	61,247,088	-	-	61,247,088	100,361,012	94,302,441
Forward Contracts and Others	3,077	14,409,872	7,353,065	21,766,014	22,726,891	14,459,141

(1) Includes trades with the BM&FBovespa and other securities and commodities exchanges.
(2) Includes amount traded on other clearinghouses.

a.5) Credit Derivatives

Transactions involving credit derivatives are carried out in order to reduce or eliminate exposure to specific risks arising from the purchase or sale of assets within the concept of credit portfolio management.

The volume of credit derivatives with total return rate – credit risk received corresponds to R$607,119 of cost (2011 - R$557,327 and 2010 - R$495,066) and R$669,507 of fair value (2011 - R$500,425 and 2010 - R$444,330). During the period there were no credit events related to events provided for in the contracts.

Required base capital used amounted to R$3,585 (December 31, 2011, R$3,291 and 2010 - R$8,121).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a.6) Derivatives Used as Hedge Instruments

Derivatives used as hedge  by index are as follows:

Market Risk Hedge
	2012			2011
		Adjustment			Adjustment
	Cost	to Market	Fair Value	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	59,148	(147,817)	(88,669)	74,928	1,247	76,175
Asset	1,581,458	105,351	1,686,809	417,731	35,864	453,595
CDI (Interbank Deposit Rates)	1,039,229	5,241	1,044,470	145,940	771	146,711
Indexed to Foreign Currency - Libor - US Dollar	255,056	24,302	279,358	271,791	35,093	306,884
Indexed to Foreign Currency - EURO	287,173	75,808	362,981	-	-	-
Liabilities	(1,522,310)	(253,168)	(1,775,478)	(342,803)	(34,617)	(377,420)
Indexed to Foreign Currency - US Dollar (1)	(1,070,666)	(185,072)	(1,255,738)	(101,410)	(908)	(102,318)
Indexed to Price Indexes and Interest (2)	(245,530)	(50,678)	(296,208)	-	-	-
Indexed to Foreign Currency - Fixed Interest US Dollar (3)	(35,076)	(3,062)	(38,138)	(55,498)	(5,067)	(60,565)
CDI (Interbank Deposit Rates) (4)	(171,038)	(14,356)	(185,394)	(185,895)	(28,642)	(214,537)
Hedge Item
Assets	1,593,371	119,818	1,713,189	342,473	3,787	346,260
Lending Operation	1,229,701	83,785	1,313,486	342,473	3,787	346,260
Indexed to Foreign Currency - US Dollar	1,021,123	93,162	1,114,285	100,871	1,450	102,321
Indexed to Foreign Currency - Fixed Interest US Dollar	35,094	676	35,770	55,663	4,902	60,565
CDI (Interbank Deposit Rates)	173,484	(10,053)	163,431	185,939	(2,565)	183,374
Securities	363,670	36,033	399,703	-	-	-
Securities Available for Sale - Debentures	363,670	36,033	399,703	-	-	-

(1) Instruments whose the hedge item are loan operations indexed in foreign currency - dollar with fair value R$1,114,285 (2011 - R$102,321) and securities shown by debentures with fair value R$133,273.
(2) Instruments whose the hedge item are securities shown by debentures with fair value R$266,430.
(3) Instruments whose the hedge item are loan operations indexed in foreign currency fixed interest - US dollar with fair value R$35,770 (2011 - R$60,565).
(4) Instruments whose the hedge item are loan operations indexed in CDI with fair value R$163,431 (2011 - R$183,374).

	2010
		Adjustment
	Cost	to Market	Fair Value
Hedge Instruments
Swap Contracts	118,348	115,528	(2,821)
Asset	549,276	557,766	8,489
CDI (Interbank Deposit Rates)	424,211	426,852	2,640
Indexed to Foreign Currency - Libor - US Dollar	125,065	130,914	5,849
Liabilities	(430,928)	(442,238)	(11,310)
Indexed to Foreign Currency - US Dollar (1)	(305,837)	(311,367)	(5,530)
Indexed to Foreign Currency - Fixed Interest US Dollar (2)	(125,091)	(130,871)	(5,780)
Hedge Item
Assets	429,896	443,446	13,550
Lending Operation	429,896	443,446	13,550
Indexed to Foreign Currency - US Dollar	304,794	311,381	6,587
Indexed to Foreign Currency - Fixed Interest US Dollar	125,102	132,065	6,963

(1) Instruments that hedge Item are the loan operations indexed on foreign currency - dollar with fair value of R$304,794.
(2)  Instruments that hedge Item are the loan operations indexed on foreign currency - pre dollar with fair value of R$125,102.

Cash Flow Hedge
	2012
	Reference Value	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(18,866)	(17,846)	(36,713)
Asset	818,997	818,997	60,173	879,170
Indexed to Foreign Currency - Swiss Franc (1)	678,335	678,335	53,619	731,954
Indexed to Pre Interest Rate - Chilean Peso (2)	91,379	91,379	6,584	97,963
Indexed to Foreign Currency - Iuan (3)	49,283	49,283	(30)	49,253
Liabilities	(837,864)	(837,863)	(78,019)	(915,883)
Indexed to Foreign Currency - Pre Dollar	(837,864)	(837,863)	(78,019)	(915,883)
Future Contracts	34,567,439	-	-	-
DI1 Rate (4)	18,962,863	-	-	-
Foreign Currency - Dollar (5)	15,604,576	-	-	-

	2011
	Reference Value	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Swap Contracts		(30,354)	(1,184)	(31,538)
Asset	651,490	651,490	26,989	678,479
Indexed to Foreign Currency - Swiss Franc (1)	300,488	300,488	25,792	326,280
Indexed to Pre Interest Rate - Real (6)	351,002	351,002	1,197	352,199
Liabilities	(681,844)	(681,844)	(28,173)	(710,017)
Indexed to Foreign Currency - Pre Dollar	(681,844)	(681,844)	(28,173)	(710,017)
Future Contracts	(1,794,034)	-	-	-
DI1 Rate (4)	(1,794,034)	-	-	-

	2010

	Reference Value	Cost	Adjustment to Fair Value	Fair Value
Hedge Instruments
Future Contracts	(6,850,698)	-	-	-
DI1 Interest Rate (7) (8)	(6,850,698)	-	-	-

	2012	2011	2010
Hedge Item - Cost
Assets	15,538,109	-	-
Lending Operations - Financing and Export Credit and Imports	15,538,109	-	-
Liabilities	19,607,312	2,518,986	7,385,636
Eurobonds	820,077	300,803	-
Deposits from credit institutions - Foreign Loans	-	351,002	-
Times deposits	18,787,235	1,867,181	7,385,636

(1) Operation with maturing on December 1, 2014 and April 12, 2016 hedge item of eurobonds transactions.
(2) Operation with maturing on April 13,2016, and hedge item of eurobonds transactions.
(3) Operation with maturing on December 24, 2014, and hedge item of eurobonds transactions.
(4) Operation with maturing on January 2, 2014, and the updated amount of instruments is R$18,237,294 (2011 - R$1,812,796) hedge item of bank certificate deposits - CDB.
(5) Operation with maturing on January 31, 2013 and the updated amount of instruments is R$15,531,390 hedge item are lending operations - import and export credit and financing.
(6) Operation with maturing on June 15, 2012, and hedge item of foreign borrowings operations.
(7) Operation with maturing on January 2, 2012, and item objects of CDB.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

(8) In the first quarter of 2011, due to the business strategy, the structures of cash flow hedge  has a hedged item bank certificates deposit - CDB were discontinued, and the effect of debt on stockholders equity was amortized up to January 2012, remaining term of the hedging instruments.

The effect of marking to market the swaps and future contracts corresponds to a debit in the amount of R$258,555 (2011 to a credit in the amount of R$15,149 and on 2010 a debit amounting R$186,578) accounted on atockholders equity, net of tax effects.

There was not identified any ineffective portion to be recorded in income for the accounting period.

Investment Hedge

On December 31, 2012, the Bank has recorded a transaction of investment hedge on its stake in Santander EFC, with notional value of R$1,829,288, maturing between June to September 2013 and the effect of R$182,046, of exchange recorded in equity, net of tax effects. Was not identified any ineffective portion in the effectiveness test to be recorded in the consolidated income statement.

a.7) Derivatives Pledged as Guarantee

The guarantee margin transactions traded on the BM&FBovespa derivative financial instruments themselves and others is composed of government securities.

	2012	2011	2010

Financial Treasury Bill - LFT	1,421,634	1,181,181	1,066,971
National Treasury Bill - LTN	3,699,901	4,363,944	67,955
National Treasury Notes - NTN	3,024,811	3,306,856	3,036,532
Total	8,146,346	8,851,981	4,171,458

9. Loans and advances to customers

a) Breakdown

The breakdown, by classification, of the balances of “Loans and advances to customers” in the consolidated balance sheets is as follows:

Thousands of Reais	2012	2011	2010

Loans and receivables(1)	196,774,297	183,066,268	151,366,561
Of which:
Loans and receivables at amortized cost	210,740,669	194,184,437	160,558,323
Impairment losses	(13,966,372)	(11,118,169)	(9,191,762)
Loans and advances to customers, net	196,774,297	183,066,268	151,366,561
Loans and advances to customers, gross	210,740,669	194,184,437	160,558,323

(1) During the year of 2012 the Banco Santander, through its wholly subsidiary in Spain, acquired by Banco Santander SA - New York Branch and London Branch, under commutative conditions, portfolio of financing contracts to export and import, related to operations contracted with Brazilian clients or their affiliates abroad, totaling US$29 million and US$90 million equivalent to R$60 million and R$121 million respectively, the exchange rate of the days when there were operations. These transactions were concluded, noting the Policy for Transactions with Related Parties of the Bank, including approval by the Board of Directors.

Thousands of Reais	2012	2011	2010

Type:
Loans operations (1)	208,636,512	192,681,804	159,184,714
Repurchase agreements	407,694	337,986	167,163
Other receivables	1,696,463	1,164,647	1,206,446
Total	210,740,669	194,184,437	160,558,323

(1) Includes loans, leasing and other loans with credit characteristics.

Note 42-d contains a detail of the residual maturity periods of loans and receivables and of the related average interest rates.

There are no loans and advances to customers for material amounts without fixed maturity dates.

b) Detail

Following is a detail, by loan type and status, borrower sector and interest rate formula, of the loans and advances to customers, which reflect the Bank’s exposure to credit risk in its core business, gross of impairment losses:

Thousands of Reais	2012	2011	2010
Loan borrower sector:
Commercial, financial and industrial	103,208,796	94,921,748	78,101,177
Real estate-construction	7,788,750	6,280,168	5,392,015
Real estate-mortgage	12,318,212	10,017,772	6,698,125
Installment loans to individuals	83,243,281	76,458,873	60,250,581
Lease financing	4,181,630	6,505,876	10,116,425
Total (1)	210,740,669	194,184,437	160,558,323

(1) It includes commercial credit, secured loans, reverse repurchase agreements, finance leases, other term loans and impaired assets.

Interest rate formula:
Fixed interest rate	153,505,996	133,503,436	98,669,915
Floating rate	57,234,673	60,681,001	61,888,408
Total	210,740,669	194,184,437	160,558,323

c) Impairment losses

The changes in the allowances for the impairment losses on the balances of “Loans and receivables” were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	11,179,836	9,191,762	10,070,479
Impairment losses charged to income for the year	18,003,906	11,190,886	9,050,547
Of which:
Commercial, financial and industrial	5,776,813	2,943,221	3,097,195
Real estate-mortgage	148,847	97,472	70,538
Installment loans to individuals	11,794,298	7,972,084	5,780,316
Lease finance	283,948	178,109	102,498
Write-off of impaired balances against recorded impairment allowance	(15,142,164)	(9,202,812)	(9,929,264)
Of which:
Commercial, financial and industrial	(4,991,510)	(2,469,617)	(3,209,180)
Real estate-mortgage	(48,071)	(36,447)	(42,026)
Installment loans to individuals	(9,855,295)	(6,484,338)	(6,508,585)
Lease finance	(247,288)	(212,410)	(169,473)
Balance at end of year	14,041,578	11,179,836	9,191,762
Of which:
Loans and advances to customers	13,966,372	11,118,169	9,191,762
Loans and amounts due from credit institutions (Note 5)	75,206	61,667	-

Thousands of Reais	2012	2011	2010
Recoveries of loans previously charged off	1,528,291	1,809,337	817,635
Of which:
Commercial, financial and industrial	456,160	352,638	88,507
Real estate-mortgage	64,341	65,323	68,792
Installment loans to individuals	959,900	1,331,104	634,779
Lease finance	47,890	60,272	25,557

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Taking into account these amounts recognized in “Impairment losses charged to income for the year” and the "Recoveries of loans previously charged off", the "Impairment losses on financial assets - Loans and receivables” amounted to R$16,475,615 in 2012, R$9,381,549 in 2011 and R$8,232,912 in 2010.

d) Impaired assets

The detail of the changes in the balance of the financial assets classified as “Loans and receivables – loans and advances to customers” and considered to be impaired due to credit risk is as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	13,072,693	9,348,648	9,899,884
Net additions	18,126,605	12,926,857	9,378,028
Derecognized assets	(15,142,164)	(9,202,812)	(9,929,264)
Balance at end of year	16,057,134	13,072,693	9,348,648

Following is a detail of the financial assets considered to be impaired classified by age of the oldest past-due amount:

Thousands of Reais	2012	2011	2010

With no Past-Due Balances or Less than 3 Months Past Due	4,567,148	5,480,930	3,002,651
With Balances Past Due by
3 to 6 Months	5,282,229	2,473,485	2,450,311
6 to 12 Months	5,609,819	4,342,172	3,171,528
12 to 18 Months	484,835	445,032	372,151
18 to 24 Months	66,111	311,679	293,796
More than 24 Months	46,992	19,395	58,211
Total	16,057,134	13,072,693	9,348,648

e) Loan past due for less than 90 days but not classified as impaired

Thousands of Reais	2012	% of total loans past due for less than 90 days	2011	% of total loans past due for less than 90 days

Commercial and industrial	7,070,941	36.40%	3,588,483	22.50%
Mortgage loans	1,304,674	6.70%	2,974,921	18.70%
Installment loans to individuals	10,346,596	53.30%	8,312,749	52.20%
Financial Leasing	702,640	3.60%	1,055,795	6.60%
Total(1)	19,424,851	100.00%	15,931,948	100.00%

(1) Refers only to loans past due between 1 and 90 days.

f) Lease portfolio at present value

Thousands of Reais	2012	2011	2010

Gross investment in lease transactions	4,882,797	7,991,849	12,921,149
Lease receivables	3,714,457	5,720,996	8,721,847
Unrealized residual values (1)	1,168,340	2,270,853	4,199,302
Unearned income on lease	(3,622,469)	(5,570,537)	(8,496,306)
Offsetting residual values	(1,168,340)	(2,270,853)	(4,199,302)
Leased property and equipment	11,738,066	16,485,919	21,304,308
Accumulated depreciation	(8,242,886)	(11,346,459)	(12,324,135)
Excess depreciation	4,768,240	8,049,256	9,805,118
Losses on unamortized lease	171,659	198,119	166,451
Advances for guaranteed residual value	(4,355,504)	(7,050,545)	(9,107,457)
Other assets	10,067	19,127	46,599
Total	4,181,630	6,505,876	10,116,425

(1) Guaranteed residual value of lease agreements.

Leasing unrealized financial income (Income to appropriate related to Minimum payments to receive) is R$701,167  (2011 - R$1,485,973 and 2010 - R$2,804,729).

As of December 31, 2012,  2011 and 2010 there were no material agreements for lease contracts.

Breakdown by maturity

Gross investment in lease transactions

Thousands of Reais	2012	2011	2010

Overdue	144,586	214,378	322,851
Due to:
Up to 1 year	2,504,585	3,728,746	5,207,603
From 1 to 5 years	2,225,247	4,042,054	7,384,925
Over 5 years	8,379	6,671	5,770
Total	4,882,797	7,991,849	12,921,149

Report per lease portfolio maturity at present value

Thousands of Reais	2012	2011	2010

Overdue	96,689	143,337	228,222
Due to:
Up to 1 year	2,353,900	3,427,190	4,796,604
From 1 to 5 years	1,727,902	2,932,795	5,089,299
Over 5 years	3,139	2,554	2,300
Total	4,181,630	6,505,876	10,116,425

g) Transfer of financial assets with retention of risks and benefits

In December 2011, the Bank transferred to a third party real estate loan and advances with various maturities up to October 2041 with recourse amounting to R$688,821. As such, the Bank concluded that it has retained the risks and benefits associated with such loan and advances and, accordingly, did not derecognize those loan and advances to custormers. On December 31, 2012, the amounts pertaining to those real estate loan and advances were R$508,714 (2011 - R$686,587), and R$495.467 (2011 - R$686,015).

The foregoing transfer was conducted with a recourse clause and the mandatory repurchase is provided for in the following events:

- agreements in default for longer than 90 consecutive days;
- agreements under renegotiation;
- agreements subject to portability, pursuant to Resolution 3,401 of the Brazilian Monetary Council (CMN);
- agreements subject to intervenience.

The amount of mandatory repurchase will be calculated based on the outstanding balance of credit duly updated on the date of said repurchase.

As of the date of assignment, the cash flows of assigned operations will be paid directly to the assigning entity.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

10. Non-current assets held for sale

At December 31, 2012, 2011 and 2010, the total amount of non-current assets held for sale includes foreclosed assets and other tangible assets. The change in the "Non-current assets held for sale" is as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	223,374	167,526	355,285
Foreclosures loans and other assets transferred (1)	112,697	24,874,974	38,037
Sales (1) (2)	(29,987)	(24,819,126)	(225,796)
Others	9,231	-	-
Final balance, gross (3)	315,315	223,374	167,526
Impairment losses	(149,605)	(90,986)	(100,705)
Impairment as a percentage of foreclosed assets	47.45%	40.73%	60.11%
Balance at end of year	165,710	132,388	66,821

(1) In 2011, includes R$24,731,463 of assets of Zurich Santander Brasil Seguros e Previdência S.A. Additionally, were sold R$22,349,428 of liabilities directly associated with non-current assets held for sale of Zurich Santander Brasil Seguros e Previdência S.A. The assets and liabilities related to the sale of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b) are presented at net amount on cash flow statement.

11. Investments in associates and joint ventures

a) Breakdown

The breakdown, by company, of the balance of “Investments in associates” (see note 2-b) is as follows:

Thousands of Reais	Participation %	Participation %		Investments
	2012	2011	2010	2012	2011	2010

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	39.89%	39.64%	39.58%	413,047	132,514	106,939
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	39.88%	39.88%	-	232,017	202,825
Norchem Participações e Consultoria S.A. (1) (3)	50.00%	50.00%	50.00%	23,369	22,528	28,525
Norchem Holding e Negócios S.A. (3)	21.75%	21.75%	21.75%	22,666	24,200	22,325
Cibrasec - Companhia Brasileira de Securitização (3) (4)	13.64%	13.64%	13.64%	10,285	10,287	9,972
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	11.11%	11.11%	-	2,726	679	-
Total				472,093	422,225	370,586

Thousands of Reais	Results from companies accounted
	for by the equity method
	2012	2011	2010

Companhia de Crédito, Financiamento e Investimento RCI Brasil (1) (2)	68,534	25,424	21,025
Companhia de Arrendamento Mercantil RCI Brasil (1) (2)	-	29,102	18,017
Norchem Participações e Consultoria S.A. (1) (3)	841	(2,973)	2,432
Norchem Holding e Negócios S.A. (3)	1,076	4,074	1,780
Cibrasec - Companhia Brasileira de Securitização (3) (4)	825	909	166
Celta Holding S.A. (5)	-	-	522
Estruturadora Brasileira de Projetos S.A. - EBP (3) (4)	2,046	(2,320)	-
Total	73,322	54,216	43,942

(1) Joint-controlled company.
(2) At the Extraordinary General Meeting held on May 31, 2012 of Companhia de Arrendamento Mercantil RCI Brasil (Leasing RCI Brasil) and Companhia de Crédito, Financiamento e Investimento RCI Brasil (Financeira RCI Brasil), their respective shareholders approved the proposed merger of shares of Leasing RCI Brasil to the equity of Financeira RCI Brasil on the base date of March 31, 2012 becoming the Leasing RCI Brasil an indirect participation of the Bank. On August 28, 2012 this process was approved by the Bacen.
(3) Companies delayed by one month for the calculation of equity.
(4) Although the participations was less than 20%, the Bank exercises control over the entity together with other major shareholders through a shareholders' agreement where no business decision can be taken by a single shareholder.
(5) Investment sold in 2010.
(*) Associates companies and joint ventures do not have their shares listed on the Stock Exchange.
(**) The Bank does not have collateral with associates and joint ventures.
(***) The Bank does not have contingent liabilities with significant risk of possible losses related to investments in affiliates.

b) Changes

The changes in the balance of this item were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	422,225	370,586	419,122
Capital increases	-	6,107	-
Additions	-	2,999	-
Disposals and capital reductions	-	-	(59,267)
Income from companies accounted for by the equity method	73,322	54,216	43,942
Dividends proposed/received	(23,437)	(11,975)	(33,211)
Others	(17)	292	-
Balance at end of year	472,093	422,225	370,586

c) Impairment losses

No impairment losses was recognized on investments in associates and joint ventures in 2012, 2011 and 2010.

d) Other disclosures

Following is a summary of the financial information on the associates and joint ventures (obtained from the information available at the reporting date).

Thousands of Reais	2012	2011	2010

Total assets	10,150,144	6,344,404	3,786,154
Total liabilities	8,004,560	5,190,461	2,721,128
Total revenues	1,823,355	1,389,839	1,087,588
Total profit	321,766	156,549	134,577

12. Tangible assets

Tangible assets of the Bank relate to property, plant and equipment for own use. The Bank does not have tangible assets held as investment property nor leased out under operating leases. The Bank is also not a part of any financial lease contracts as of and during fiscal years ended December 31, 2012, 2011 and 2010.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Breakdown

The detail, by class of asset, of the tangible assets in the consolidated balance sheets is as follows:

In thousand of reais
Cost	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at beginning of the year	2,098,622	1,233,776	2,068,058	-	5,400,456
Additions	252,924	122,707	942,975	1,263	1,319,869
Write-off	(638)	(37,858)	(133,854)	-	(172,350)
Transfers	(130,989)	(1,619)	123,809	-	(8,799)
Others changes	6,256	-	-	-	6,256
Balance at December 31, 2010	2,226,175	1,317,006	3,000,988	1,263	6,545,432

Changes in the scope of consolidation (note 3.b)	(2,093)	(626)	(272)	-	(2,991)
Additions	204,222	25,302	843,643	1,569	1,074,736
Write-off	(5,482)	(16,827)	(52,000)	-	(74,309)
Transfers	24,832	204,956	(206,278)	-	23,510
Balance at December 31, 2011	2,447,654	1,529,811	3,586,081	2,832	7,566,378

Additions	272,599	4,586	1,169,292	927	1,447,404
Write-off	(72,188)	(71,962)	(41,473)	-	(185,623)
Transfers	567	498,412	(188,798)	-	310,181
Balance at December 31, 2012	2,648,632	1,960,847	4,525,102	3,759	9,138,340

Accumulated depreciation
Balance at beginning of the year	(220,186)	(747,826)	(644,622)	-	(1,612,634)
Additions	(48,972)	(141,093)	(297,561)	-	(487,626)
Write-off	(395)	36,790	97,846	-	134,241
Balance at December 31, 2010	(269,553)	(852,129)	(844,337)		(1,966,019)

Changes in the scope of consolidation (note 3.b)	524	556	184	-	1,264
Additions	(59,259)	(163,854)	(347,019)	-	(570,132)
Write-off	2,255	15,548	33,867	-	51,670
Transfers	(23,662)	(32)	187	-	(23,507)
Balance at December 31, 2011	(349,695)	(999,911)	(1,157,118)	-	(2,506,724)

Additions	(59,673)	(242,026)	(423,291)	-	(724,990)
Write-off	42,123	59,006	18,304	-	119,433
Transfers	-	(50,911)	3	-	(50,908)
Balance at December 31, 2012	(367,245)	(1,233,842)	(1,562,102)	-	(3,163,189)

Impairment	Land and buildings	IT equipment and fixtures	Furniture and vehicles	Works in progress and others	Total
Balance at beginning of the year	(86,053)	-	-	-	(86,053)
Impacts on results	1,317	-	-	-	1,317
Write-off by sale	23,432	-	-	-	23,432
Balance at December 31, 2010	(61,304)	-	-	-	(61,304)

Impacts on results	9,956	-	-	-	9,956
Balance at December 31, 2011	(51,348)	-	-	-	(51,348)

Impacts on results	14,425	-	-	-	14,425
Balance at December 31, 2012	(36,923)	-	-	-	(36,923)

Carrying amount
Balance at December 31, 2010	1,895,318	464,877	2,156,651	1,263	4,518,109
Balance at December 31, 2011	2,046,611	529,900	2,428,963	2,832	5,008,306
Balance at December 31, 2012	2,244,464	727,005	2,963,000	3,759	5,938,228

The depreciation expenses has been included in the line item “Depreciation and amortization” in the income statement.

b) Tangible asset purchase commitments

On December 31, 2012 the Bank has contractual commitments for the purchase of tangible assets in the amount of R$18,872.

13. Intangible assets - Goodwill

The goodwill recorded is subject to impairment test at least annually or in a short period, whenever there are indications of impairment and was allocated according to the operating segments (note 43).

The base used to evaluate the impairment test is the value in use, for this purpose, is estimated cash flow for a period of 10 years, done with help of a third independent expert and reviewed and approved by the Executive Board, horizon considered adequate to determine the economic value in the case of a cash-generating unit with prospects of continuing the activity level of its operations. The cash flow was prepared considering  several  factors, including: (i) macro-economic projections of interest rates, inflation, exchange rate and other, (ii) the conduct and growth estimates of the financial system (iii) increased costs, returns, synergies and investment plan, (iv) the behavior of customers, and (v) growth rate and adjustments applied to flows in perpetuity. The adoption of these estimates involves the likelihood of future events and changing some of these factors could have a different result.

Based on the assumptions described above the tests carried out did not identify any impairment to goodwill in 2012, 2011 and 2010.

Thousands of Reais	2012	2011	2010

Breakdown:
Banco ABN Amro Real S.A.	27,217,565	27,217,565	27,217,565
Real Seguros Vida e Previdência	-	-	1,094,671
Total	27,217,565	27,217,565	28,312,236

Operating segments:
Commercial Banking	27,217,565	27,217,565	27,217,565
Asset Management and Insurance	-	-	1,094,671
Total	27,217,565	27,217,565	28,312,236

	Commercial Banking			Asset Management and Insurance (3)
	2012	2011	2010	2010
Main assumptions:
Basis of determining recoverable amounts	Value in use: cash flows
Period of the projections of cash flows (1)	10 years	10 years	10 years	7 years
Growth rate	6.0%	5.0%	5.0%	5.0%
Discount rate (2)	15.0%	15.2%	15.5%	16.7%

(1) The projections of cash flow are prepared using internal budget and growth plans of the administration, based on historical data, market expectations and conditions such as industry growth, interest hate and inflation.
(2) The discount rate is calculated based on the capital asset pricing model (CAPM).
(3) In 2011, the amount of Real Seguros Vida e Previdência was redeemed based on the process of the sale of the Venda da Zurich Santander Brasil Seguros e Previdência S.A. (note 3.b).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The changes of goodwill in December, 31 2012, 2011 and 2010 were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of the year	27,217,565	28,312,236	28,312,236
Disposals:
Real Seguros Vida e Previdência(1)	-	(1,094,671)	-
Balance at end of the year	27,217,565	27,217,565	28,312,236

(1) In 2011, includes the write-off of the goodwill related to Real Seguros Vida e Previdência, due the sale of the all shares of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b).

14. Intangible assets - Other intangible assets

a) Breakdown

The details by asset category of the "other intangible assets" of the consolidated balance sheets are as follow:

Cost	IT developments	Other assets	Total
Balance at beginning of the year	1,711,000	237,517	1,948,517
Additions	828,024	11,880	839,904
Write-off	(142,600)	-	(142,600)
Transfers	9,069	-	9,069
Balance at December 31, 2010	2,405,493	249,397	2,654,890

Changes in the scope of consolidation (note 3)	(21,727)	-	(21,727)
Additions	862,645	14,846	877,491
Write-off	(264,502)	(58,750)	(323,252)
Transfers	-	4	4
Balance at December 31, 2011	2,981,909	205,497	3,187,406

Additions	755,249	9,250	764,499
Write-off	(3,962)	-	(3,962)
Transfers	(310,160)	-	(310,160)
Balance at December 31, 2012	3,423,036	214,747	3,637,783

Accumulated amortization
Balance at beginning of the year	(655,186)	(139,250)	(794,436)
Additions	(146,254)	(21,041)	(167,295)
Write-off	19,386	-	19,386
Balance at December 31, 2010	(782,054)	(160,291)	(942,345)

Changes in the scope of consolidation (note 3)	-	-	-
Additions	(416,878)	(13,378)	(430,256)
Write-off	213,304	-	213,304
Transfers	(7)	-	(7)
Balance at December 31, 2011	(985,635)	(173,669)	(1,159,304)

Additions	(463,637)	(12,248)	(475,885)
Write-off	-	-	-
Transfers	50,887	-	50,887
Balance at December 31, 2012	(1,398,385)	(185,917)	(1,584,302)

Impairment - IT
Balance at beginning of the year	(65,046)	-	(65,046)
Additions	(232)	-	(232)
Write-off	583	-	583
Balance at December 31, 2010	(64,695)	-	(64,695)

Additions	(9,043)	-	(9,043)
Write-off	73,403	-	73,403
Balance at December 31, 2011	(335)	-	(335)

Write-off	-	-	-
Impairment losses on other assets	-	-	-
Balance at December 31, 2012	(335)	-	(335)
Carrying amount
Balance at December 31, 2010	1,558,744	89,106	1,647,850
Balance at December 31, 2011	1,995,939	31,828	2,027,767
Balance at December 31, 2012	2,024,316	28,830	2,053,146

The amortization expenses has been included in the line item “Depreciation and amortization” in the income statement.

15. Other assets

The breakdown of the balance of “Other assets” is as follows:

Thousands of Reais	2012	2011	2010

Customer relationship	2,749,612	2,189,748	2,002,533
Prepayments and accrued income	614,062	641,098	870,276
Contractual guarantees of former controlling stockholders (Note 22.d.5)	991,394	992,687	-
Actuarial asset (Note 22.c)	12,865	13,133	-
Other receivables	1,232,794	966,207	1,042,725
Total	5,600,727	4,802,873	3,915,534

16. Deposits from the Brazilian Central Bank and Deposits from credit institutions

The breakdown, by classification, type and currency, of the balances of these items is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	35,073,626	51,527,021	42,391,572
Total	35,073,626	51,527,021	42,391,572

Type:
Demand deposits (1)	47,763	133,567	344,072
Time deposits (2)	26,077,164	27,022,696	28,867,406
Repurchase agreements	8,948,699	24,370,758	13,180,094
Total	35,073,626	51,527,021	42,391,572

Currency:
Reais	19,385,341	33,811,322	26,794,663
Euro	370,544	437,811	307,022
US dollar	15,106,130	15,141,705	14,065,828
Other currencies	211,611	2,136,183	1,224,059
Total	35,073,626	51,527,021	42,391,572

(1) Non-interest bearing accounts.
(2) It includes the operation with credit institution arising from export and import financing lines, BNDES and Finame on-lending and abroad and other credit lines abroad.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Note 42-d contains a detail of the remaining maturity of financial liabilities at amortized cost and of the related average interest rates.

17. Customer deposits

The breakdown, by classification and type, of the balance of “Customer deposits” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	188,594,930	174,473,891	167,949,201
Total	188,594,930	174,473,891	167,949,201

Type:
Demand deposits
Current accounts (1)	13,585,488	13,561,003	16,131,836
Savings accounts	26,856,910	23,293,434	30,303,463
Time deposits	84,586,047	83,941,820	68,916,301
Repurchase agreements	63,566,485	53,677,634	52,597,601
Total	188,594,930	174,473,891	167,949,201

(1) Non-interest bearing accounts.

Note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates.

18. Marketable debt securities

The breakdown, by classification and type, of the balance of “Marketable debt securities” is as follows:

Thousands of Reais	2012	2011	2010

Classification:
Financial liabilities at amortized cost	54,012,018	38,590,423	20,086,645
Total	54,012,018	38,590,423	20,086,645

Type:
Real estate credit notes - LCI (1)	11,236,843	8,550,108	7,614,891
Bonds and other securities	13,049,920	6,539,765	3,351,137
Treasury Bills(2)	25,320,186	19,926,031	6,638,936
Securitization notes (MT100) (3)	2,236,089	2,152,543	1,577,181
Agribusiness credit notes - LCA	2,008,472	1,341,232	904,500
Debenture (4)	160,508	80,744	-
Total	54,012,018	38,590,423	20,086,645

(1) LCI´s are fixed income securities underlied to mortgage loans and collateralized by mortgage or chatell mortgage on property. On December 31, 2012, there are maturities between 2013 and 2017.
(2) The main features of the financial letters are the minimum period of two years, minimum notional of R$300 and permission for early redemption of only 5% of the issued amount. On December 31, 2012, have a maturity between 2013 to 2018.
(3) Issuance of bonds tied to the right to receive of future flow of payment orders receivable from foreign correspondent banks.
(4) Debentures issued by the subsidiary MS Participações  in three series (November 2011 – R$82,122, March 2012 – R$47,592 and May 2012 – R$33,732) with earnings indexed to CDI + 1.77% p.a. and maturing on August 21, 2013.

The breakdown, by currency, of the balance of this account is as follows:

	Thousands of Reais			Average interest (%)
Currency:	2012	2011	2010	2012	2011	2010

Reais	39,267,849	32,681,252	16,174,057	8.6%	10.2%	10.5%
US dollar	13,920,498	5,608,368	3,905,890	3.9%	3.8%	2.4%
Swiss Francs	679,024	300,803	-	3.2%	3.0%	-
Euro	144,647	-	6,698	0.6%	-	0.3%
Total	54,012,018	38,590,423	20,086,645	7.3%	8.8%	10.4%

The changes in the balance of Marketable debt instruments were as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of the period	38,590,423	20,086,645	11,439,010
Issuances	36,376,139	29,501,246	21,402,252
Payments	(25,440,219)	(14,895,052)	(12,828,958)
Interest (Note 30)	3,662,370	3,226,644	1,212,962
Exchange differences and Others	823,305	670,940	(1,138,621)
Balance at end of the period	54,012,018	38,590,423	20,086,645

At December 31, 2012, 2011 and 2010, none of these instruments was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

A note 42-d contains a detail of the residual maturity periods of financial liabilities at amortized cost and of the related average interest rates in each year.

The breakdown of "Bonds and other securities" is as follows:

				Interest rate (p.a)
	Issuance	Maturity	Currency		2012	2011	2010
Eurobonds	March-11	March-14	R$	Libor + 2.1%	2,452,473	2,252,536	-
Eurobonds	April and November-10	April-15	US$	4.5%	1,740,005	1,617,341	1,447,210
Eurobonds	January and June-11	January-16	US$	4.3%	1,741,878	1,608,424	-
Eurobonds	November-05	November-13	R$	17.1%	333,182	333,182	471,849
Eurobonds	June-11	December-14	CHF	3.1%	335,749	300,803	-
Eurobonds	December-10	December-11	US$	Zero Cupom	-	-	730,948
Eurobonds	February and September-12	February-17	US$	4.6%	2,806,547	-	-
Eurobonds	October-12	January-13	US$	Zero Cupom	630,533	-	-
Eurobonds	December-12	June-13	US$	Zero Cupom	591,958	-	-
Eurobonds	April-12	April-16	CHF	3.3%	343,275	-	-
Eurobonds	October-12	April-13	US$	Zero Cupom	217,196	-	-
Eurobonds	November-12	November-13	US$	Zero Cupom	214,794	-	-
Others					1,642,330	427,479	701,130
Total					13,049,920	6,539,765	3,351,137

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The composition of "securitization notes - MT100" is as follows:

	Issuance	Maturity	Currency	Interest rate (p.a)	2012	2011	2010

Series 2004-1 (1)	September-04	September-11	US$	5.5%	-	-	33,457
Series 2008-1 (1)	May-08	March-15	US$	6.2%	212,565	265,203	294,133
Series 2008-2 (1) (2)	August-08	September-17	US$	Libor (6 months) + 0.8%	820,758	753,126	668,916
Series 2009-1 (1) (3)	August-09	September-14	US$	Libor (6 months) + 2.1%	69,730	94,494	83,924
Series 2009-2 (1) (4)	August-09	September-19	US$	6.3%	103,967	95,435	84,771
Series 2010-1 (1) (5)	December-10	March-16	US$	Libor (6 months) + 1.5%	513,993	471,594	411,980
Series 2011-1 (1) (6)	May-11	March-18	US$	4.2%	206,758	189,790	-
Series 2011-2 (1) (7)	May-11	March-16	US$	Libor (6 months) + 1.4%	308,318	282,901	-
Total					2,236,089	2,152,543	1,577,181

(1) With charges payable semiannually.
(2) Principal is payable in 6 semiannual installments from March, 2015 (the period of this series was extended by three years in August, 2011).
(3) The principal will be paid semiannually in 6 installments from March 2012.
(4) The principal will be paid semiannually in 14 installments from March 2013.
(5) The principal will be paid semiannually in 7 installments from March 2013.
(6) The principal will be paid semiannually in 9 installments from March 2014.
(7) The principal will be paid semiannually in 5 installments from March 2014.

19. Subordinated liabilities

The detail of the balance of “Subordinated liabilities” is as follows:

Thousands of Reais
	Issuance	Maturity (1)	Amount (millions)	Interest rate	2012	2011	2010

Subordinated Certificates	June-06	July-16	R$1.500	105.0% CDI	3,048,617	2,801,102	2,495,990
Subordinated Certificates	October-06	September-16
Subordinated Certificates	July-07	July-14	R$885	104.5% CDI	1,553,537	1,427,982	1,273,137
Subordinated Certificates	April-08	April-13	R$600	100.0% CDI + 1.3%	1,010,620	920,870	814,922
Subordinated Certificates	April-08	April-13	R$555	100.0% CDI + 1.0%	929,321	848,876	753,066
Subordinated Certificates	July-06 to October-06	July-16 to July-18	R$447	104.5% CDI	895,314	822,956	733,718
Subordinated Certificates	January-07	January-13	R$300	104.0% CDI	561,379	516,217	460,494
Subordinated Certificates	August-07	August-13	R$300	100.0% CDI + 0.4%	524,743	482,026	430,041
Subordinated Certificates	January-07	January-14	R$250	104.5% CDI	469,107	431,194	384,437
Subordinated Certificates	May-08 to June-08	May-13 to May-18	R$283	CDI (2)	461,792	422,628	374,705
Subordinated Certificates	May-08 to June-08	May-13 to June-18	R$268	IPCA (3)	494,490	431,919	372,952
Subordinated Certificates (1)	November-08	November-14
Subordinated Certificates (1)	February-08	February-13	R$85	IPCA +7.9%	159,817	140,373	121,954
Total					11,919,151	10,908,344	9,695,105

(1) Subordinated certificates of deposit issued by Banco Santander S.A. with yield paid at the end of the term together with the principal.
(2) Indexed to 100% and 112% of the CDI or CDI plus interest of 1.2% p.a. to 1.5% p.a.
(3) Indexed to the IPCA (extended consumer price index) plus interest of 8.3% p.a. to 8.7% p.a.

The detail by currency, of the balance of “Subordinated liabilities” is as follows:

	Thousands of Reais			Average Interest Rate (%)
Currency:	2012	2011	2010	2012	2011	2010
Reais	11,919,151	10,908,344	9,695,105	8.7%	11.2%	10.9%
Total	11,919,151	10,908,344	9,695,105	8.7%	11.2%	10.9%

The changes in “Subordinated liabilities” were as follows:

	2012	2011	2010
Balance at beginning of year	10,908,344	9,695,105	11,304,445
Payments	-	-	(2,598,938)
Redemption
Subordinated Certificates (maturity in May 2019 and 13.5% fixed interest rate)	-	-	(1,680,461)
Perpetual Non-Cumulative Junior Subordinated Securities (indeterminate maturity 8.7% fixed interest rate and amount of issuance U$500 million)	-	-	(879,294)
Interest payments	-	-	(39,183)
Interest (Note 31)	1,010,807	1,213,239	999,423
Foreign exchange	-	-	(9,825)
Balance at end of year	11,919,151	10,908,344	9,695,105

Note 42-d contains a detail of the residual maturity periods of subordinated liabilities at each year-end and of the related average interest rates in each year.

20. Other financial liabilities

The breakdown of the balances of these items is as follows:

Thousands of Reais	2012	2011	2010
Credit card obligations	12,689,689	11,000,043	7,332,714
Unsettled financial transactions	1,791,274	1,914,897	2,370,678
Dividends payable	1,055,309	1,182,284	2,166,714
Tax collection accounts - Tax payables	422,271	579,413	621,510
Liability associated with the transfer of assets (Note 9.g)	495,467	686,015	-
Other financial liabilities	922,471	589,355	726,632
Total	17,376,481	15,952,007	13,218,248

Note 42-d contains a detail of the residual maturity periods of other financial assets and liabilities at each year-end.

21. Liabilities for insurance contracts

In 2010 consisted mainly of technical provisions - Individual Life and Life covering survival of Zurich Santander Brasil Seguros e Previdência S.A. (note 3.b).

22. Provisions

a) Breakdown

The breakdown of the balance of “Provisions” is as follows:

Thousands of Reais	2012	2011	2010

Provisions for pensions funds and similar obligations	5,260,700	3,088,593	1,876,981
Provisions for judicial and administrative proceedings, commitments and other provisions	7,514,266	8,269,255	8,205,053
Judicial and administrative proceedings under the responsibility of former controlling stockholders (22.d.5)	991,394	992,687	-
Judicial and administrative proceedings	5,797,782	6,398,333	7,267,675
Of which:
Civil	1,480,320	1,333,671	1,444,209
Labor	2,611,852	3,337,579	2,839,619
Tax and Social Security	1,705,610	1,727,083	2,983,847
Others provisions (1)	725,090	878,235	937,378
Total	12,774,966	11,357,848	10,082,034

(1) Includes provision for  compensation fund for salary variation (FCVS) and others provisions.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Changes

The changes in “Provisions” were as follows:

Thousands of Reais	2012			2011

	Pensions	Other Provisions (1)	Total	Pensions	Other Provisions (1)	Total
Balance at beginning of year	3,088,593	8,269,255	11,357,848	1,876,981	8,205,053	10,082,034
Net change in the scope of consolidation (Note 3.b)	-	-	-	-	(127,419)	(127,419)
Additions charged to income:
Interest income and similar charges (Note 30)	-	-	-	(55,103)	-	(55,103)
Interest expense and similar charges (Note 31)	278,619	-	278,619	231,944	-	231,944
Personnel Expenses (Note 38.a & 22.c)	42,798	-	42,798	19,460	-	19,460
Additions to provisions (2)	(53,124)	2,112,485	2,059,361	46,274	2,942,961	2,989,235
Payments to pensioners and early retirees with a charge to internal provisions
	(42,584)	-	(42,584)	(39,596)	-	(39,596)
Payments to external funds	(239,042)	-	(239,042)	(219,263)	-	(219,263)
Amount used	-	(2,908,432)	(2,908,432)	-	(2,672,142)	(2,672,142)
Transition Adjustments to the amendments to the IAS 19	2,185,708	-	2,185,708	1,214,763	-	1,214,763
Transfer to other assets - actuarial assets (Note 15)	(268)	-	(268)	13,133	-	13,133
Transfers, exchange differences and other changes	-	40,958	40,958	-	(79,198)	(79,198)
Balance at end of year	5,260,700	7,514,266	12,774,966	3,088,593	8,269,255	11,357,848

Thousands of Reais	2010

	Pensions	Other Provisions (1)	Total
Balance at beginning of year	1,096,799	8,383,463	9,480,262
Additions charged to income:
Interest expense and similar charges (Note 31)	165,466	-	165,466
Personnel Expenses (Note 38.a & 22.c)	16,212	-	16,212
Additions to provisions	128,542	1,795,061	1,923,603
Payments to pensioners and early retirees with a charge to internal provisions	(38,200)	-	(38,200)
Payments to external funds	(220,387)	-	(220,387)
Amount used	-	(2,233,557)	(2,233,557)
Transition Adjustments to the amendments to the IAS 19	728,549	-	728,549
Transfers, exchange differences and other changes	-	260,086	260,086
Balance at end of year	1,876,981	8,205,053	10,082,034

(1) Includes, primarily, provisions for tax risks and legal obligations, and judicial and administrative proceedings of labor and civil lawsuits.
(2) In the fourth quarter of 2011 were made up an additional R$648.7 million provision for labor proceedings concerning the Bank's initiative to accelerate the agreements in order to reduce the volume of open cases. Alongside this, the Bank has been working strongly in the prevention of labor disputes, with improvements in controls journey governance in outsourcing, among other measures.

c)  Provisions for pensions and similar obligations

i. Supplemental Pension Plan

The Banco Santander and its subsidiaries sponsor private pension entities and plans exclusive to employees and former employees, pension funds and cash assistance with the purpose of providing retirement and pension benefits that supplement those provided by the government, as defined in the basic regulations of each plan.

• Banesprev - Fundo Banespa de Seguridade Social (Banesprev)

- Plan I: defined benefit plan fully defrayed by Banco Santander, covers employees hired after May 22, 1975 called Participants Recipients, and those hired until May 22, 1975 called Participants Aggregates, who are also entitled to death benefits. Plan is closed to new entrants since March 28, 2005.

- Plan II: defined benefit plan, constituted from July 27, 1994, effective of the new text of the Statute and Regulations of the Basic Plan II, Plan I participants who chose the new plan began to contribute to the rate of 44.9% stipulated by the actuary for funding each year, introduced in April 2012 extraordinary cost to the sponsor and participants, as agreed with the PREVIC due Deficit in plan. Plan is closed to new entrants since June 3, 2005.

- Plan V: defined benefit plan fully defrayed by Banco Santander, covers employees hired until after May 22, 1975.

- Supplemental Pension Plan: defined benefit plan was created in view of the privatization of Banespa and is managed by Banesprev and offered only to employees hired before May 22, 1975, this Plan effective January 1, 2000. Plan is closed to new entrants  since April 28, 2000.

- Plan III: variable contribution plan, for employees hired after May 22,1975, previously served by the Plans I and II. Under this plan contributions are made by the sponsor and the participants. The benefits are in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefit, if paid as monthly income for life. Plan is closed to new entrants  since September 1, 2005.

- Plan IV: variable contribution plan, designed for employees hired as of November 27, 2000, in which the sponsor only contributes to the risk benefits and administrative expenses. In this plan the benefit is set in the form of defined contribution during the period of contribution and defined benefit during the receipt of benefits in the form of monthly income for life, in whole or in part of the benefit. The risk benefits of the plan are in the form of defined benefit. Plan is closed to new entrants  since July 23, 2010.

• Sanprev - Santander Associação de Previdência (Sanprev)

- Plan I: defined benefit plan, established on September 27, 1979, covering employees enrolled in the plan sponsor and is in process of extinction since June 30, 1996.

- Plan II: plan that provides insurance risk, pension supplement temporary, disability retirement annuity and the supplemental death and sickness allowance and birth, including employees enrolled in the plan sponsor and is funded solely by sponsors through monthly contributions, as indicated by the actuary. Plan is closed to new entrants  since March 10, 2010.

- Plan III: variable contribution plan covering employees of the sponsors who made the choice to contribute, by contributing freely chosen by participants from 2% of salary contribution. That the benefit plan is a defined contribution during the contribution and defined benefit during the receipt of the benefit, being in the form of monthly income for life, in whole or in part of the benefit. Plan is closed to new entrants since March 10, 2010.

• Bandeprev - Bandepe Previdência Social (Bandeprev)

Defined benefit plan, sponsored by Banco Bandepe and Banco Santander, managed by Bandeprev. The plans are divided into basic plan and special retirement supplement plan, with different eligibility requirements, contributions and benefits by subgroups of participants. Both plans are closed to new entrants.

• Other plans

SantanderPrevi - Sociedade de Previdência Privada (SantanderPrevi): is a closed pension entity, which aims at setting up and implementation of benefit plans of pension character, complementary to the general welfare, in the form of legislation. Have a plan designed in the form of defined contribution, with contributions made by sponsors and participants. It also has 10 cases of lifetime income with benefits arising from the previous plan.

Fundação América do Sul de Assistência e Seguridade Social (Fasass): Closed Pension entity that administered social security benefits in three plans, two on a Defined Benefit and a variable contribution, whose process of withdrawal of sponsorship, approved by Supplementary Pension Plan Secretariat (SPC), actual PREVIC - Superintendence of Pension Funds, were implemented in July 2009.

Banco Santander and subsidiary companies are the sponsor of the welfare plans, supplemental retirement plan and of pension plans for associated employees, structured as defined benefit plans.

ii. Actuarial Techniques

The amount of the defined benefit obligations was determined by independent actuaries using the following actuarial techniques:

• Valuation method:

Projected unit credit method, which sees each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

• Nominal discount rate for actuarial obligation and calculation of interest on assets:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans -  8.7% (2011 - 10.4% and 2010 - 10.7%).
- Cabesp, Law 9.656 and others obligations - 9.0% (2011 - 10.4% e 2010 - 10.7%).

• Estimated long-term inflation rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev and Other Plans - 4.5% (2011 - 4.4% and 2010 - 4.4%).

• Estimate salary increase rate:

- Banesprev, Sanprev, SantanderPrevi, Bandeprev Básico and Other Plans - 5,0% (2011 - 4.9% and 2010 - 4.9%).

iii. Health and Dental Care Plan

• Cabesp - Caixa Beneficente dos Funcionários do Banco do Estado de São Paulo S.A.

Entity that covers health and dental care expenses of employees hired until Banespa privatization in 2000.

• SantanderPrevi’s Retirees

SantanderPrevi’s retirees’ health care plan "Retirement SantanderPrevi" has lifelong nature and it is a closed group. In shutdown the employee should have completed 10 years of employment with Banco Real and 55 years of age. In this case it was offered continuity of health care plan where the employee bears 70% of the monthly and Bank subsidizes 30%. This rule lasted until Dec/2002 and after this period that the employee was off like status Retired Holandaprevi, bears 100% of the monthly health plan.

• Former employees of Banco Real S.A. (retiree by Circulares)

It granting entitlement to healthcare former employee of Banco Real, with lifetime benefit was granted in the same condition the active employee, in this case, with the same coverage and plan design. Eligible only to plans Basic and standard first apartment, opting for apartment he takes the difference between the plans more co-participation in the Basic plan. Not allowed new additions of dependents. It has subsidizes of 90% of the plan.

• Bandeprev’s retirees

The health care plan retirees of Bandeprev’s pension plan beneficiaries is a lifetime benefit, for which Banco Santander is responsible for defraying 50% of the benefits of employees retired before the date the sponsor Banco Bandepe was privatized and 30% of the benefits of employees retired after privatization.

• Officer with Lifetime Benefits (Lifetime Officers)

Lifetime health care benefit granted to former officers of Banco Sudameris Brasil S.A. In this case, no conclusion, being 100% funded by the bank.

• Life insurance for Banco Real’s retirees

For Retirees Circulars: indemnity in case of Natural Death, Disease Disability, Accidental Death. The subsidy is 45.28% of the value. This benefit is also granted to retirees Foundation Sudameris where cost is 100% of the retired. It closed group.

• Free clinic

The health care plan "free clinic" is a lifetime plan offered to the retirees who have contributed to Fundação Sudameris for at least 25 years and is funded by the users. The plan is offered only for hospitalization in wards.

• Plasas

Voluntary health plan, created on July 1, 1989, supplementary to the health care plan and only for cases of hospitalization. It includes a reserve made up by participants’ and Fasass’ contributions, which are suspended since August 1999. The Plan is closed to new entrants since July 1999.

Additionally, it is assured to retired employees, since they meet to certain legal requirements and full pays their respective contributions, the right to be maintaining as a beneficiary of the Bank health plan, in the same conditions for healthcare coverage, taken place during their employment contract. The Bank’s provisions related to this retired employees are accrued using actuarial calculations based in the present value of the current cost.

The funding status of the defined benefit obligations in 2012 and in the last 4 years are as follows:

Thousands of Reais	2012	2011	2010	2009	2008

Present value of the obligations - Post-employment plans:
To current employees	1,639,679	1,312,325	1,212,603	1,078,765	954,321
Vested obligations to retired employees	19,028,670	15,268,283	14,009,689	12,644,915	11,676,568
	20,668,349	16,580,608	15,222,292	13,723,680	12,630,889
Less:
Fair value of plan assets	17,883,138	15,051,746	14,522,452	13,324,387	12,390,745
Unrecognized actuarial (gains)/losses	(281,012)	(277,356)	(254,064)	(251,160)	(80,008)
Unrecognized assets (1)	(499,910)	(525,613)	(581,833)	(619,308)	(378,950)
Provisions – Post-employment plans, net	3,566,133	2,331,831	1,535,737	1,269,761	699,102

Present value of the obligations - Other similar obligations:
To current employees	747,175	601,549	530,858	23,053	26,806
Vested obligations to retired employees	6,286,495	4,569,371	3,759,378	3,842,505	2,684,670
To beneficiaries of early retirement	-	-	-	-	44
	7,033,670	5,170,920	4,290,236	3,865,558	2,711,520
Less:
Fair value of plan assets	5,473,031	4,535,896	4,142,589	3,683,450	2,897,569
Unrecognized actuarial (gains)/losses	(12,942)	(10,216)	(234)	304,747	(229,017)
Unrecognized assets (1)	(108,122)	(98,389)	(193,363)	(402,458)	(242,636)
Provisions – Other similar obligations, net	1,681,703	743,629	341,244	279,819	285,604

Total provisions for pension plans, net	5,247,836	3,075,460	1,876,981	1,549,580	984,706
Of which:
Actuarial provisions	5,260,701	3,088,593	1,876,981	1,549,580	984,706
Actuarial assets (note 15)	12,865	13,133	-	-	-

(1) Refers to fully funded plans Banesprev I and III, Sanprev I,II and III, Bandeprev and Plasas.

The amounts recognized in the consolidated income statement in relation to the aforementioned defined benefit obligations are as follows:

Thousands of Reais	Post-Employment Plans
	2012	2011	2010	2009	2008

Current service cost (note 38.a & 22.b)	22,708	19,460	16,212	22,051	21,284
Interest cost	1,756,104	1,561,367	1,460,199	1,362,265	1,362,586
Expected return on plan assets	(1,551,712)	(1,492,661)	(1,327,254)	(1,283,582)	(1,280,833)
Extraordinary charges:
Other movements	(25,648)	62,837	5,754	14,549	(119)
Early retirement cost	8,258	89	32	-	-
Total	209,711	151,092	154,943	115,283	102,918

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	Other Similar Obligations
	2012	2011	2010	2009	2008

Current service cost (note 38.a & 22.b)	20,090	-	-	14,483	23,776
Interest cost	537,954	445,405	424,157	307,459	311,758
Expected return on plan assets	(463,727)	(433,252)	(391,636)	(279,880)	(306,030)
Extraordinary charges:
Other movements	(35,734)	2,873	64,180	8,550	(31)
Early retirement cost	-	38,335	58,576	-	1,633
Total	58,583	53,361	155,277	50,612	31,106

The changes in the present value of the accrued defined benefit obligations were as follows:

Thousands of Reais	Post-Employment Plans
	2012	2011	2010	2009	2008

Present value of the obligations at beginning of year	16,580,608	15,222,292	13,723,680	12,630,889	10,003,684
Changes in the scope of consolidation	-	-	-	-	1,372,869
Current service cost	22,708	19,460	16,212	22,051	21,284
Interest cost	1,659,518	1,561,367	1,460,199	1,362,265	1,362,586
Early retirement cost	-	89	32	-	-
Benefits paid	(1,308,099)	(1,171,279)	(1,064,412)	(1,394,064)	(922,771)
Actuarial (gains)/losses	3,693,482	924,447	1,085,254	1,102,539	931,691
Others	20,132	24,232	1,327	-	(138,454)
Present value of the obligations at end of year	20,668,349	16,580,608	15,222,292	13,723,680	12,630,889

Thousands of Reais	Other Similar Obligations
	2012	2011	2010	2009	2008

Present value of the obligations at beginning of year	5,170,920	4,290,236	3,865,558	2,711,520	2,786,388
Changes in the scope of consolidation	-	-	-	-	291,755
Current service cost	20,090	-	-	14,483	23,776
Interest cost	526,079	445,405	424,157	307,459	311,758
Early retirement cost	-	(4,411)	1,026	-	1,633
Benefits paid	(292,145)	(220,030)	(177,674)	(178,875)	(157,266)
Actuarial (gains)/losses	1,710,072	633,116	132,301	1,010,971	(539,867)
Other	(101,346)	26,604	44,868	-	(6,657)
Present value of the obligations at end of year	7,033,670	5,170,920	4,290,236	3,865,558	2,711,520

The changes in the fair value of the plan assets were as follows:

Thousands of Reais	Post-Employment Plans
	2012	2011	2010	2009	2008

Fair value of plan assets at beginning of year	15,051,746	14,522,452	13,324,387	12,390,745	10,117,296
Changes in the scope of consolidation (1)	-	-	-	-	1,574,595
Expected return on plan assets	1,551,712	1,492,661	1,327,254	1,283,582	1,280,833
Actuarial gains/(losses)	2,342,632	34,074	788,178	692,559	228,024
Contributions	223,260	173,838	129,051	106,837	83,055
Of which:
By the Bank	203,520	153,744	108,501	84,495	67,513
By plan participants	19,740	20,094	20,550	22,341	15,542
Benefits paid	(1,308,099)	(1,171,279)	(1,051,854)	(1,149,336)	(893,058)
Exchange differences and other items	21,887	-	5,436	-	-
Fair value of plan assets at end of year	17,883,138	15,051,746	14,522,452	13,324,387	12,390,745

Thousands of Reais	Other Similar Obligations
	2012	2011	2010	2009	2008

Fair value of plan assets at beginning of year	4,535,896	4,142,589	3,683,450	2,897,569	2,782,114
Changes in the scope of consolidation (1)	-	-	-	-	93,401
Expected return on plan assets	463,727	433,252	391,636	279,880	306,030
Actuarial gains/(losses)	694,955	130,734	187,714	635,821	(170,843)
Contributions	70,598	64,878	58,833	42,751	41,487
Of which:
By the Bank	65,551	59,576	53,944	37,635	36,021
By plan participants	5,048	5,301	4,889	5,116	5,466
Benefits paid	(292,145)	(218,173)	(192,371)	(172,571)	(153,225)
Exchange differences and other items	-	(17,384)	13,327	-	(1,395)
Fair value of plan assets at end of year	5,473,031	4,535,896	4,142,589	3,683,450	2,897,569

(1) In 2008, refers mainly to Banco Real.

The experience adjustments arising from plan assets and liabilities are shown bellow:

	Post - Employment Plans
In thousand of reais	2012	2011	2010	2009	2008

Experience Adjustments in Net Assets	2,342,632	34,074	788,178	692,559	228,024
Experience Adjustments in Actuarial Liabilities	(281,012)	(277,356)	(254,064)	(251,160)	(80,008)

	Other Similar Obligations
In thousand of reais	2012	2011	2010	2009	2008

Experience Adjustments in Net Assets	694,955	130,734	187,714	635,821	(170,843)
Experience Adjustments in Actuarial Liabilities	(12,942)	(10,216)	(234)	304,747	(229,017)

The amounts of actuarial obligation of defined benefit plans uninsured and defined benefit plans partially or totally covered are shown below:

In thousand of reais	2012	2011	2010

Defined benefit plans uninsured	890,234	769,150	628,138
Defined benefit plans partially or totally covered	26,811,786	20,982,378	18,884,390

In 2013 the Bank expects to make contributions to fund these obligations for amounts similar to those made in 2012.

The main categories of plan assets as a percentage of total plan assets are as follows:

	2012	2011	2010	2009	2008

Equity instruments	2.80%	2.77%	5.05%	2.55%	5.47%
Debt instruments	93.40%	93.38%	92.91%	96.58%	92.85%
Properties	0.50%	0.50%	0.47%	0.12%	0.10%
Other	3.30%	3.36%	1.57%	0.75%	1.58%

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The expected return on plan assets was determined on the basis of the market expectations for returns over the duration of the related obligations.

The actual return on plan assets was R$5,057 (2011 - R$2,090).

The following table shows the estimated benefits payable at December 31, 2012 for the next ten years:

Thousands of Reais

2013	1,630,698
2014	1,701,901
2015	1,781,528
2016	1,863,748
2017 a 2022	13,002,193
Total	19,980,068

Presumptions about the rates related to medical care costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical care cost rates would have the effects as follows:

Thousands of Reais
	Sensitivity
	(+) 1,0%	(-) 1,0%
Effect on current service cost and interest on actuarial liabilities	73	(67)
Effects on present value of obligation	2,180	(2,375)

d) Provisions for civil, labor, tax and social security contingencies

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings involving civil, labor, tax and social security matters arising in the normal course of their business.

Provisions were recognized based on the nature, complexity and history of the lawsuits, and on the opinion of the in-house and outside legal counsel. Banco Santander's policy is to accrue the full amount of the potential risk of loss whose valuation is classified as probable. The statutory tax and social security were fully recognized in the financial statements.

Management understands that the recognized provisions are sufficient to cover probable losses with respect to judicial and administrative proceedings as follows:

d.1) Tax and Social Security Proceedings

The main lawsuits related to tax legal obligations, recorded in the line "Tax Liabilities - Current", fully registered as obligation, are described below:

• PIS and Cofins - R$8,735,925 (2011 - R$6,833,010 and 2010 - R$5,119,731): The Bank and its subsidiaries filed lawsuits seeking to invalidate the provisions of Law  9,718/98, pursuant to which PIS and COFINS taxes must be levied on all revenues of legal entities. Prior to the enactment of such provisions, which have been overruled by recent Supreme Court decisions for nonfinancial institutions, PIS and COFINS were levied only on revenues from services and sale of goods.

• Increase in CSLL tax rate - R$1,103,018 (2011 - R$979,938 and 2010 - R$848,734) – The Bank and its subsidiaries filed lawsuits for an injunction to avoid the increase in the CSLL tax rate established by Executive Act 413/2008, subsequently codified into Law 11,727/2008. Financial institutions were formerly subject to a CSLL tax rate of 9%; however, new law established a 15% CSLL tax rate as from April 2008. Judicial proceedings are pending judgment.

Banco Santander and its subsidiaries are parties to judicial and administrative proceedings related to tax and social security matters, which are classified based on the opinion of legal counsel as probable loss risk.

The main topics discussed in these lawsuits are:

•  CSLL - equal tax treatment - R$51,271 (2011 - R$49,314 and 2010 - R$278,194) - The Bank and its subsidiaries filed a lawsuit challenging the application of an increased CSLL rate of 18% for financial companies, applicable until 1998, compared to the CSLL rate of 8% for non-financial companies on the basis of the constitutional principle of equal tax treatment.

•  Tax on Services  for Financial Institutions (ISS) - R$445,497 (2011 - R$542,443 and 2010 - R$473,371): The Bank and its subsidiaries filed lawsuits, in administrative and judicial proceedings, some municipalities collection of ISS on certain revenues derived from transactions not usually classified as the rendering of services.

• Social Security Contribution (INSS) - R$349,855 (2011 - R$288,137 and 2010 - R$259,526): The Bank and its subsidiaries  are involved in administrative and judicial proceedings regarding the collection of income tax on social security and education allowance contributions over several funds that, according to the evaluation of legal advisors, have no nature of salary.

d.2) Labor Proceedings

These are lawsuits brought by labor Unions, Associations, Public Prosecutors and former employees claiming labor rights they understand are due, especially payment for overtime and other labor rights, including retirement benefit lawsuits.

For claims considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Claims that do not fit into the previous criterion are assessed individually, based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel, and the provisions are recognized based on such assessment of losses by the legal counsel.

d.3) Civil Proceedings

These contingencies are generally caused by: (1) lawsuits with a request for revision of contractual terms and conditions or requests for monetary adjustments, including alleged effects of implementing various economic plans of the government, (2) actions arising from loan agreements, (3) enforcement actions, and (4) actions for compensation for damages. For civil lawsuits considered common and similar in nature, the provisions are recorded based on previous payments statistical average, and evaluating successful second legal evaluation. Lawsuits for other processes are determined individually according to the analysis applicable to the circumstances of each case.

The main lawsuits classified as probable loss are described below:

Lawsuits for indemnity - seek indemnity for property damage and/or moral, relating to the consumer relationship on matters related to credit cards, consumer credit, bank accounts, collection and loans and other operations. In the civil lawsuits considered to be similar and usual for the business, provisions are recognized based on the history of payments made. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and the risk assessment made by the legal counsel.

Economic Plans  - efforts to recover collective assessment, the deficient inflation adjustments in savings accounts and judicial deposits arising from the Economic Plans (Bresser, Verão, Collor I and II). These refer to the lawsuits filed by savings accountholders disputing the interest credited by the Banco Santander under such plans as they considered that such legal amendments infringed on the rights acquired with regard to the application of the inflation indexes. Provisions are set aside for such lawsuits based on the average payments made historically. Civil lawsuits that do not fit into the previous criterion are accrued according to the individual assessment made, and provisions are recognized based on the status of each lawsuit, law and previous court decisions according to the assessment of the likelihood of a favorable outcome, and classification of the legal counsel. The Banco Santander is also a party in public class action suits on the same issue filed by consumer rights organizations, Public Prosecutor’s Offices and Public Defender’s Offices. In these cases, the provision is made only after the final unappealable sentence is handed down on the lawsuits, based on the individual execution orders. The Superior Court of Justice (STJ) decided against the bank’s. The Supreme Court is still analyzing the subject and has already ordered the suspension of all the procedures except those that were not already decided in trial courts and those who have a final decision. There are decisions favorable to banks at the Supreme Court with regard to the economic phenomenon similar to that of savings accounts, as in the case of monetary restatement of time deposits (Bank Deposit Certificates - CDB) and agreements (present value table). Moreover, there are precedents at the Supreme Court regarding the constitutionality of the norms that changed Brazil’s monetary standard. In April 14, 2010, in the STJ was recently decided that the deadline for the filing of civil lawsuits that argue the government's purge of five years. With this decision, a majority stake, as was proposed after the period of 5 years are likely to be rejected, reducing the values involved. Still, in October 2011 the Supreme Court decided that the deadline for individual savers to qualify in the public civil litigations, also is five years, counted from the final judgment of their sentence. Banco Santander believes in the success of the arguments defended in these courts based on their content and the sound legal basis.

d.4) Civil, labor, tax and social security contingencies classified as possible loss risk

Refer to judicial and administrative proceedings involving civil, labor, tax and social security matters assessed by the legal counsels as possible loss risk, which were not accrued as a provision.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Tax lawsuits classified as possible loss risk, totaled R$9.3 billion, including the following main lawsuits:

• Provisional Contribution on Financial Transactions (CPMF) on Customer Operations - In May 2003, the Federal Revenue Service of Brazil issued a tax assessment against Santander Distribuidora de Títulos e Valores Mobiliários Ltda. (“Santander DTVM”) and another tax assessment against the former Banco Santander Brasil S.A. The tax assessments refer to the collection of “CPMF” tax on transactions conducted by Santander DTVM in the management of its customers’ funds and clearance services provided by Banco Santander to Santander DTVM in 2000, 2001 and the first two months of 2002. Based on the evaluation of legal counsel, the tax treatment was adequate. Santander DTVM succeeded in the second instance in its proceeding before the Board of Tax Appeals (Conselho Administrativo de Recursos Fiscais – CARF). However this decision was reversed and a new appeal was introduced, which is subject to assessment. The Banco Santander Brasil S.A. was found liable for the tax assessment. Both decisions were appealed by the respective losing parties and the proceedings are pending final judgment of the respective appeals in a non-appealable proceeding before CARF. As of December 31, 2012 amounts related to these claims are approximately R$585 million each.

• IRPJ and CSLL on Reimbursement Arising from Contractual Guarantees - The Federal Revenue Service of Brazil issued infraction notices against Banco Santander with respect to the collection of IRPJ and CSLL taxes for tax years 2002 to 2006 on amounts reimbursed by the previous controlling shareholder of successful banking institutions by Banco Santander as reimbursement obligations for payments made by the Bank and its controlled entities with liabilities arising from the activities carried out by these institutions when the previous controlling shareholder still maintained control of such group. The Federal Revenue Service deemed the amounts to be “taxable income” rather than reimbursements. In November 2011, the CARF dismissed the administrative proceeding in respect to the base period of 2002, fully canceling the record of infraction and was terminated in February 2012 during the term of the appeal. Proceedings related to tax years 2003 to 2006 are ongoing and as of December 31, 2012 amounts related to this period are approximately R$141 million.

• Credit Losses - The Bank and its subsidiaries challenged the tax assessments issued by the Federal Revenue Services of Brazil claiming improper deduction of losses on loans on Income Tax of Legal Entities (IRPJ) and CSLL bases for allegedly failing to meet the relevant requirements under applicable law. As of December 31, 2012 the amount related to this challenge is approximately R$344million.

• CSLL - Tax rate increase  - Lawsuit regarding the difference from social contribution tax rate applied to financial institutions and equivalent entities in the first half of 1996, as such tax rate was higher than the rates applied to other legal entities, which is contrary to the precedence and non-retroactivity constitutional principle. On July 2012 the lawsuit was a final favorable decision.

• CSLL - Favorable and unappealable decision - The Bank challenged the Federal Revenue Services allegation of irregularities in certain CSLL tax payments, due to a final and non-appealable judgment cancelling the requirement of such CSLL taxes pursuant to Law 7,689/1988 and Law 7,787/1989. In January 2012 the risk was changed to remote loss because the thesis of prescription was accepted. As of December 31, 2012 amounts related to these actions are approximately R$165 million.

• Social Security Contribution – Profit Sharing Payments (“PLR”) – The Bank and the subsidiaries are involved in administrative and judicial proceedings arising from infraction notices with respect to the collection of social security contribution on profit sharing payments. The tax authorities claim that payments by us were not made in accordance with law. The Bank appealed against these charges, since  consider the tax treatment to be appropriate based on applicable law and the nature of the payments. As of December 31, 2012 amounts related to these proceedings totaled approximately R$302 million.

• IRPJ and CSLL - Capital Gain - The Brazilian Federal Revenue Service issued a tax assessment against Zurich Santander Brasil Seguros e Previdência S.A. (legal successor of ABN AMRO Brasil Dois Participações S.A. (AAB Dois Par)) charging income tax and social contribution related to the 2005 tax year, claiming that the capital gain on the sale of Real Seguros S.A. and Real Vida e Previdência S.A. by AAB Dois Par should be paid at a 34% tax rate instead of 15%. The assessment was appealed at the administrative level based on understanding that the tax treatment adopted in the transaction was in compliance with the current tax law and the capital gain was properly taxed. Banco Santander is responsible for any adverse outcome in this process as a former controlling shareholder of Zurich Santander Brasil Seguros e Previdência S.A. As of December 31, 2012 the amount related to this proceeding is approximately R$223 million.

The labor lawsuits classified as possible loss risk totaled R$0.6 billion, excluding the lawsuit below:

• Semiannual Bonus or Profit Sharing - a labor lawsuit relating to the payment of a semiannual bonus or, alternatively, profit sharing, to retired employees from the former Banco do Estado de São Paulo S.A. - Banespa, that had been hired by May 22, 1975, filed by Banespa’s Retirees Association. This lawsuit was dismissed against the Bank by the Superior Labor Court. The Supreme Court rejected the extraordinary appeal of the Bank by a monocratic decision maintaining the earlier condemnation. Santander brought Regimental Appeal which awaits decision by the Supreme Court. The Regimental Appeal is an internal appeal filed with the Supreme Court itself, in order to refer the monocratic decision to a group of five ministers. The amount related to this claim is not disclosed due to the current stage of the lawsuit and the possible impact such disclosure may have on the progress of the claim.

The liabilities related to civil lawsuits with possible loss risk totaled R$0.7 billion.

d.5) Judicial and administrative proceedings under the responsibility of former controlling stockholders

Refer to tax, labor and civil lawsuits in the amounts of R$978,083, R$10,078 and R$3,233 (2011 - R$969,485, R$14,150 and R$9,052 and 2010 - R$455,841, R$30,764 and R$7,180), with responsibility of the former controlling stockholders of the banks and acquired entities. Based on the agreements signed  these lawsuits have guarantees of full reimbursement by the former controlling stockholders, and amonts reimbursable were recorded under other assets.

23. Tax assets and liabilities

a) Income and Social Contribution Taxes

The total charge for the year can be reconciled to accounting profit as follows:

Thousands of Reais	2012	2011	2010

Operating profit before tax, net of profit sharing	5,567,327	8,896,001	10,038,179
Interest on capital (1)	(1,020,000)	(1,550,000)	(1,760,000)
Unrealized profits	(24,403)	(914)	(6,614)
Income before taxes	4,522,924	7,345,087	8,271,565
Rates (25% income and contribution tax and 15% social contribution tax)	(1,809,170)	(2,938,035)	(3,308,626)
PIS and COFINS (net of income and social contribution taxes) (2)	(1,143,825)	(1,037,570)	(856,107)
Permanent differences:
Equity in subsidiaries	29,329	21,686	17,577
Goodwill(3)	1,454,778	1,241,381	1,391,527
Exchange variation - foreign branches (4)	804,414	767,921	(196,941)
Adjustments:
Constitution of income and social contribution taxes on temporary differences	404,809	602,394	165,083
Effects of change in rate of social contribution taxes (5)	19,308	9,439	19,911
Other adjustments	166,254	183,915	136,977
Income and social contribution taxes	(74,103)	(1,148,869)	(2,630,599)
Of which:
Current tax	(2,822,084)	(2,732,999)	(2,501,876)
Deferred taxes	2,747,981	1,584,130	(128,723)
Taxes paid in the year	(2,137,965)	(1,932,317)	(1,043,419)

(1) Amount distributed to shareholders as interest attributable to shareholders’ equity. For accounting purposes, although the interest should be reflected in the statement of income for tax deduction, the charge is reversed before the calculation of the net income in the statutory financial statements and deducted from the shareholders’ equity since is considered as dividend.
(2) PIS and COFINS are considered a profit-base component (net basis of certain revenues and expenses), therefore and accordingly to IAS 12 it is recorded as income taxes.
(3) The difference between the tax basis and accounting basis of goodwill on acquisition of Banco ABN Amro Real S.A. is a difference of a permanent nature and definitive, since the possibility of future use of resources to settle a tax liability is considered remote by the Administration in this case the possibility of loss on impairment or disposal only applies to the entity as a whole and according to the characteristics of the business combination performed, it is not possible to segregate and identify the business originally acquired. Therefore, amortization of goodwill tax creates a permanent differences and there is not record of the deferred tax liability (note 46).
(4) Permanent difference related of foreign currency exchange variation on investiments abroad nontaxable/deductible.
(5) Effect of rate differences for the other non-financial corporations, which the social contribution tax rate is 9%.

b) Effective tax rate calculation

The effective tax rate is as follows:

Thousands of Reais	2012	2011	2010

Operating profit before tax	5,567,327	8,896,001	10,038,179
Income tax	74,103	1,148,869	2,630,599
Effective tax rate (1)	1.33%	12.91%	26.21%

(1) In 2012, 2011 and 2010, considering the tax effect of the exchange variation over foreign branches and the economic hedge, accounted in the Gains (losses) on financial assets and liabilities (net) (note 35) the effective tax rate would have been 27.%, 23.5% and 23.2%, respectively.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Tax recognized in equity

In addition to the income tax recognized in the consolidated income statement, the Bank recognized the following amounts in consolidated equity:

Thousands of Reais	2012	2011	2010

Tax credited to equity	341,088	97,498	94,911
Measurement of available-for-sale securities	341,088	97,498	90,888
Measurement of cash flow hedges	-	-	4,023
Tax charged to equity	(3,100,642)	(1,667,291)	(1,021,793)
Measurement of available-for-sale securities	(1,611,935)	(845,109)	(681,097)
Measurement of cash flow hedges	194,176	(7,365)	(11,784)
Effects of Adopting amendments to the IAS 19	(1,682,883)	(814,817)	(328,912)
Total	(2,759,554)	(1,569,793)	(926,882)

d) Deferred taxes

The detail of the balances of “Tax assets – Deferred” and “Tax liabilities – Deferred” is as follows:

Thousands of Reais	2012	2011	2010

Tax assets deferred	17,956,432	14,937,544	13,690,047
Of which:
Temporary differences (1)	15,002,202	12,887,544	11,486,121
Tax loss carryforwards	2,256,503	1,352,273	1,462,490
Social contribution taxes 18%	697,727	697,727	741,436
Tax offset	2,073	2,073	209,582
Total deferred tax assets	17,958,505	14,939,617	13,899,629

Tax liabilities	3,565,381	3,748,104	4,280,159
Of which:
Excess depreciation of leased assets	1,192,056	2,012,314	2,454,253
Adjustment to fair value of trading securities and derivatives	2,373,325	1,735,790	1,825,906
Total tax liabilities	3,565,381	3,748,104	4,280,159

(1) Temporary differences relate mainly to impairment losses on loans and receivables and provisions for judicial and administrative proceedings.

In 2012, were not recorded tax assets amounting R$566,383.

The changes in the balances of “Tax Assets – Deferred” and “Tax Liabilities – Deferred” in the last two years were as follows:

Thousands of Reais	Balances at December 31, 2011	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2012

Deferred tax assets	14,937,544	1,932,672	1,086,216	-	17,956,432
Temporary differences	12,887,544	1,028,442	1,086,216	-	15,002,202
Tax loss carryforwards	1,352,273	904,230	-	-	2,256,503
Social contribution taxes 18%	697,727	-	-	-	697,727
Deferred tax liabilities	3,748,104	(815,309)	632,586	-	3,565,381
Temporary differences	3,748,104	(815,309)	632,586	-	3,565,381
Total	11,189,440	2,747,981	453,630	-	14,391,051

Thousands of Reais	Balances at December 31, 2010	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2011

Deferred tax assets	13,690,047	833,415	483,032	(68,950)	14,937,544
Deferred tax liabilities	4,280,159	(707,006)	276,494	(101,543)	3,748,104
Total	9,409,888	1,540,421	206,538	32,593	11,189,440

Thousands of Reais	Balances at December 31, 2009	Adjustment to Income	Valuation adjustments (1)	Acquisitions for the Year (Net of disposals)	Balances at December 31, 2010

Deferred tax assets	13,617,159	196,290	86,180	-	13,899,629
Deferred tax liabilities	3,867,857	325,013	87,289	-	4,280,159
Total	9,749,302	(128,723)	(1,109)	-	9,619,470

(1) It relates to tax recognized in equity.

e) Expected realization of tax loss carryforwards

Year	Temporary differences	Tax loss carryforwards	Social contribution taxes 18%

2013	7,175,345	82,187	30,383
2014	3,093,187	1,172,110	203,566
2015	2,170,460	478,242	85,450
2016	530,598	491,132	267,097
2017	427,004	32,664	111,231
2018 to 2020	900,238	168	-
After 2020	705,370	-	-
Total	15,002,202	2,256,503	697,727

24. Other liabilities

The breakdown of the balance of “Other Liabilities” is as follows:

Thousands of Reais	2012	2011	2010

Accrued expenses and deferred income	1,966,435	1,930,290	1,646,121
Transactions in transit	912,034	695,880	411,426
Provision for share-based payment	210,822	158,543	86,568
Other	1,213,529	1,143,138	1,461,723
Total	4,302,820	3,927,851	3,605,838

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

25. Other Comprehensive Income

The balances of Valuation adjustments include the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized temporarily in equity stated in the Consolidated Statement of Changes in Equity and Consolidated Statements of Comprehensive Income until they are extinguished or realized, when they are recognized in the consolidated income statement. The amounts attributable to subsidiaries, investments in associates and joint ventures are presented, on a line by line basis, in the appropriate items based on their nature.

It should be noted that the consolidated Statements of Comprehensive Income includes the changes to Valuation adjustments as follows:

- Revaluation gains (losses): This includes the amount of the gains, net of losses incurred in the year, recognized directly in equity. The amounts recognized in equity in the year remain under this item, even if in the same year they are transferred to the income statement or to the initial carrying amount of the assets or liabilities or are reclassified to another line item.

- Amounts transferred to income statement: This includes the amount of the revaluation gains (losses) previously recognized in equity, even in the same year, which are subsequently recognized in the income statement.

- Amounts transferred to the initial carrying amount of hedged items: This includes the amount of the revaluation gains (losses) previously recognized in Equity, even in the same year, which are recognized in the initial carrying amount of assets or liabilities as a result of cash flow hedges.

- Other transfers: This includes the amount of the transfers made in the year between the various valuation adjustment items.

In the Consolidated Statements of Comprehensive Income the amounts in "Valuation adjustments" are recognized gross, including the amount relating to non-controlling interests, and the corresponding tax effect is presented under a separate item, except in the case of entities accounted for using the equity method, the amounts for which are presented net of the tax effect.

a) Available-for-sale financial assets

Valuation adjustments—Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Notes 6 and 7).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments Available-for-sale financial assets at December 31, 2012, 2011 and 2010 is as follows:

In thousand of reais			December 31, 2012				December 31, 2011
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	2,291,874	(1,030,507)	1,261,367	30,400,250	1,993,581	(930,000)	1,063,581	31,858,187
Private-sector debt securities	1,135,406	(514,195)	621,211	12,644,320	126,508	(173,363)	(46,855)	11,442,167

Equity instruments
Domestic	200,278	(314,217)	(113,939)	1,104,050	169,948	(226,475)	(56,527)	1,307,847
Listed	180,861	(281,419)	(100,558)	340,494	154,958	(194,040)	(39,082)	462,062
Unlisted	19,417	(32,798)	(13,381)	763,556	14,990	(32,435)	(17,445)	845,785

Total	3,627,558	(1,858,919)	1,768,639	44,148,620	2,290,037	(1,329,838)	960,199	44,608,201

In thousand of reais			December 31, 2010
	Revaluation gains	Revaluation losses	Net revaluation gains/(losses)	Fair value
Debt Instruments
Government debt securities	1,154,874	(157,107)	997,767	39,610,205
Private-sector debt securities	561,233	(706,786)	(145,553)	5,867,777

Equity instruments
Domestic	365,973	(268,590)	97,383	1,728,037
Listed	327,993	(268,590)	59,403	751,196
Unlisted	37,980	-	37,980	976,841

Total	2,082,080	(1,132,483)	949,597	47,206,019

At each reporting date, the Bank assesses whether there is any objective evidence indicating that the available-for-sale financial assets (debt securities and equity instruments) are impaired.

This assessment includes but is not limited to an analysis of the following information: i) the issuer’s economic and financial position, any default or late payments, issuer’s solvency, the evolution of its business, short-term projections, trends observed with respect to its earnings and, if applicable, its dividend distribution policy; ii) market-related information such as changes in the general economic situation, changes in the issuer’s industry which might affect its ability to pay; iii) changes in the fair value of the security analyzed, and  analysis of the reasons of such changes—whether they are specific to the security or the result of the general uncertainty concerning the economy or the country—and iv) independent analysts’ reports and forecasts and other independent market information.

In the case of equity instruments, when the changes in the fair value of the equity instrument being evaluated are assessed, the duration and significance of the decline in its market price below cost is taken into account. Nevertheless, it should be noted that the Bank assesses, on a case-by-case basis each of the equity instruments that have incurred losses, and monitors the performance of their market prices, recognizing an impairment loss as soon as it is determined that the recoverable amount could be decreased.

If, after completing the above assessment, the Bank considers that the presence of one or more of these factors affect recovery of the cost of the financial asset, an impairment loss is recognized in the consolidated income statement for the amount of the loss in equity under Valuation adjustments. Also, where the Bank does not intend and/or is not able to hold the investment for a sufficient amount of time to recover the cost, the financial asset is written down to its fair value.

b) Cash flow hedges

Valuation adjustments—Cash flow hedges includes the gains or losses attributable to hedging instruments that qualify as effective hedges. These amounts will remain under this heading until they are recognized in the consolidated income statement in the periods in which the hedged items affect it (see Note 8).

Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged items.

c) Hedges of net investments in foreign operations and Translation adjustments foreign investment

Valuation adjustments—Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges (Note 8).

Valuation adjustments—Exchange differences includes the net amount of the differences arising on the translation to Reais of the balances of the consolidated entities whose functional currency is not the Reais (Note 2.a).

The Bank has recorded a transaction of investment hedge on its investment in Santander EFC, an independent subsidiary in Spain.”Accordingly, amounts representing valuation losses will be offset in the future by gains generated by the hedged instruments.

26. Non-controlling interests

“Non-controlling interests” include the net amount of the equity of subsidiaries attributable to equity instruments that do not belong, directly or indirectly, to the Bank, including the portion attributed to them of profit for the year.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Breakdown

The detail, by company, of the balance of “Equity - Non-controlling interests” is as follows:

Thousands of Reais	2012	2011	2010

Agropecuária Tapirapé S.A.	-	-	67
Santander Leasing S.A. Arrendamento Mercantil	796	784	987
Santander Brasil Advisory Services S.A (4)	442	1,712	409
Brasil Foreign Diversified Payment Rights Finance Company	2	2	2
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	26,633	13,061	6,611
MS Participações Societárias S.A. (2)	-	3,401	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (3)	209,257	-	-
Total	237,130	18,960	8,076

Profit attributable to non-controlling interests	10,618	7,928	481
Of which:
Agropecuária Tapirapé S.A.	-	-	3
Santander Leasing S.A. Arrendamento Mercantil	82	83	77
Santander Brasil Advisory Services S.A (4)	70	1,302	276
Santander Getnet Serviços para Meios de Pagamentos S.A. (1)	13,573	6,450	111
MS Participações Societárias S.A. (2)	(2,792)	93	-
Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros (3)	(315)	-	-
Other companies	-	-	14

b) Changes

The changes in the balance of “Non-controlling interests” are summarized as follows:

Thousands of Reais	2012	2011	2010

Balance at beginning of year	18,960	8,076	1,338
Inclusion of companies (1) (2) (3)	222,507	3,308	6,500
Dividends paid	(2,825)	(352)	(164)
Profit attributable to non-controlling interests	10,618	7,928	481
Transition Adjustments to the amendments to the IAS 19	(12,130)	-	-
Others	-	-	(79)
Balance at end of year	237,130	18,960	8,076

(1) On January 14, 2010, the Bank signed the contractual and bylaw instruments with GetNet to explore, develop and market transaction capture and processing services involving credit and/or debit cards in the Brazilian market. Santander holds veto power in decisions related to business strategy also enables the Bank to Getnet the use of the branch network the Bank's brand and marketing products, which among other factors determines the Bank's control under the authority.

(2) Refers to minority interests in MS Participações Societárias S.A.
(3) Refers to minority interests in Santander Serviços Técnicos, Administrativos e de Corretagem de Seguros.
(4) On AGE held on August 26, 2011, was approved: (i) the change of name of Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (ii) changes of corporate purpose.

27. Shareholders’ equity

a) Capital

The capital, fully subscribed and paid, is divided into registered shares in dematerialized form, no par value:

	Thousands of shares
	2012			2011
	Common	Preferred	Total	Common	Preferred	Total
Brazilian residents	18,079,891	17,841,646	35,921,537	16,000,704	16,052,894	32,053,598
Foreign residents	194,761,841	168,360,739	363,122,580	196,841,028	170,149,491	366,990,519
Total shares	212,841,732	186,202,385	399,044,117	212,841,732	186,202,385	399,044,117
(-) Treasury shares	(568,882)	(517,166)	(1,086,048)	(391,254)	(355,685)	(746,939)
Total outstanding	212,272,850	185,685,219	397,958,069	212,450,478	185,846,700	398,297,178

	Thousands of shares
	2010
	Common	Preferred	Total
Brazilian residents	38,084,679	36,130,149	74,214,828
Foreign residents	174,757,053	150,072,236	324,829,289
Total shares	212,841,732	186,202,385	399,044,117

On April 27, 2010, the Extraordinary Stockholders' Meeting approved the proposal of capital increase amounting to R$22,130 thousand, without the issuance of new shares, through the incorporation of capital reserves, which was ratified by Bacen on June 24, 2010.

b) Dividends and Interest on Capital

In accordance with the Bank’s bylaws, stockholders are entitled to a minimum dividend equivalent to 25% of net income for the year, adjusted according to legislation. Preferred shares are nonvoting and nonconvertible, but have the same rights and advantages granted to common shares, in addition to priority in the payment of dividends at a rate that is 10% higher than those paid on common shares, and in the capital reimbursement, without premium, in the event of liquidation of the Banco Santander.

Dividend payments have been prepared and will continue to be prepared in accordance with Brazilian Corporate Law.

Before the annual shareholders meeting, the Board of Directors may establish the amount of dividends out of earnings based on (i) balance sheets or earning reserves from the last balance sheet; or (ii) balance sheets issued in the period shorter than 6 months, in which case the payment of dividends shall not exceed the amount of capital reserves. These payments are fully input into the mandatory dividend.

	2012 Thousands of	Reais per Thousand Shares / Units
	Reais	Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9600	1.0560	105.6001
Interim Dividends (2) (5)	490,000	1.1763	1.2939	129.3968
Intercalary Dividends (2) (4)	410,000	0.9842	1.0827	108.2708
Interest on capital (3) (4)	170,000	0.4081	0.4489	44.8927
Interim Dividends (6) (10)	350,000	0.8402	0.9243	92.4273
Intercalary Dividends (6) (9)	150,000	0.3601	0.3961	39.6117
Interest on capital (8) (9)	450,000	1.0804	1.1884	118.8399
Intercalary Dividends (7) (9)	250,000	0.6002	0.6602	66.0221
Total in December 31, 2012	2,670,000

(1) Established by the Board of Directors in March, 2012, Common Shares - R$0.8160, Preferred Shares - R$0.8976 and Units - R$89.7600, net of taxes.
(2) Established by the Board of Directors in June, 2012.
(3) Established by the Board of Directors in June, 2012, Common Shares - R$0.3469, Preferred Shares - R$0.3816 and Units - R$38.1589, net of taxes.
(4) The amount of interest on capital and intercalary dividends will be allocated entirely to the mandatory distribution of income for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.

(5) The amount of interim dividends will be allocated entirely to the supplementary dividends for the year 2012 and was paid in August 29, 2012, without any compensation as monetary.
(6) Established by the Board of Directors in September, 2012.
(7) Established by the Board of Directors in December, 2012.
(8) Established by the Board of Directors in December, 2012, Common Shares - R$0.9183, Preferred Shares - R$1.01011 and Units - R$101.0139, net of taxes.
(9) The amount of the intercalary dividend and interest on capital will be fully imputed to the mandatory dividend for the year of 2012 and were paid from February 26, 2013, without any compensation to monetary.

(10) The amount of interim dividends, R$348,950 will be imputed to the mandatory dividend for the year of 2012 and R$1,050 will be alocated to the supplementary dividend for the year 2012 and both will be paid as of February 26, 2013, without any compensation to monetary.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2011
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1) (5) (9)	600,000	1.4366	1.5802	158.0216
Intercalary Dividends (2) (5)	273,840	0.6556	0.7212	72.1211
Intercalary Dividends (2) (5) (9)	476,160	1.1401	1.2541	125.4059
Interest on capital (3) (5) (9)	550,000	1.3168	1.4485	144.8532
Intercalary Dividends (4) (5) (9)	100,000	0.2394	0.2634	26.3369
Interest on capital (6) (8) (9)	400,000	0.9592	1.0551	105.5127
Intercalary Dividends (7) (8) (9)	775,000	1.8590	2.0449	204.4944
Total in December 31, 2011	3,175,000

(1) Established by the Board of Directors in March, 2011, Common Shares - R$1.2211, and Preferred Shares - R$1.3432 and Units - R$134.3184, net of taxes.
(2) Established by the Board of Directors in May, 2011.
(3) Established by the Board of Directors in June, 2011, Common Shares - R$1.1193, and Preferred Shares - R$1.2313 and Units - R$123.1252, net of taxes.
(4) Established by Board of Directors in June, 2011.
(5) The amount of interest on capital and dividends intermediate / Intercalary was paid on August 29, 2011.
(6) Established by the Board of Directors in September, 2011, Common Shares - R$0.8153, and Preferred Shares - R$0.8969 and Units - R$89.6858, net of taxes.
(7) Established by Board of Directors in December 2011.
(8) The amount of interest on capital was paid on February 28, 2012.
(9) The amount of intercalary dividends and interest on capital was allocated entirely to the mandatory distribution of income for the year 2011.

	2010
	Thousands of	Reais per Thousand Shares / Units
	Reais (9)	Common	Preferred	Units
Interest on capital (1) (4)	400,000	0.9577	1.0535	105.3477
Intercalary Dividends (2) (4)	500,000	1.1917	1.3168	131.6847
Interest on capital (3) (4)	400,000	0.9577	1.0535	105.3477
Interest on capital (5) (8)	530,000	1.2690	1.3959	139.5858
Interest on capital (6) (8)	430,000	1.0295	1.1325	113.2488
Intercalary Dividends (7) (8)	1,280,000	3.0647	3.3711	337.1128
Total in December 31, 2010	3,540,000

(1) Established by the Board of Directors in March, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(2) Established by the Board of Directors in June, 2010.
(3) Established by the Board of Directors in June, 2010, Common Shares - R$0.8141 and Preferred Shares - R$0.8955 and Units - R$89.5456, net of taxes.
(4) The Amounts for the Interest on Capital were paid on August 25, 2010.
(5) Established by the Board of Directors in September, 2010, Common Shares - R$1.0786 and Preferred Shares - R$1.1865 and Units - R$118.6479, net of taxes.
(6) Established by the board of Directors in December, 2010, Common Shares - R$0.8751, and Preferred Shares - R$0.9626 and Units - R$96.2615, net of taxes.
(7) Established by the Board of Directors in December 2010.
(8) The amounts for the Interest on Capital and Dividends were paid on February 25, 2011, without any additional amount for monetary correction.
(9) The amount for to the Intercalary dividends and interest on capital are fully input into the mandatory dividends, recognized in income for the period ended December 31, 2010.

c) Reserves

The reserves are allocated as follows after the deductions and statutory provisions, from the net income:

Legal reserve

In accordance with Brazilian Corporate Law, 5% in transferred to the legal reserve, until it reaches 20% of the share capital. This reserve is designed to ensure the integrity of the capital and can only be used to offset losses or increase capital.

Capital reserve

The Bank´s capital reserve consists of: reserve of goodwill for the subscription of shares and other capital reserves, and can only be used to absorb losses that exceed retained earnings and profit reserves, redemption, repayment or purchase of shares of our treasury; incorporation of the capital, or payment of dividends to preferred shares in certain circumstances.

Reserve for equalization dividend

After the destination of dividends, the remaining balance if any, may, upon proposal of the Executive Board and approved by the Board of Directors, be destinated to constitute a reserve for equalization of dividends, which is limited to 50% of the Capital. This reserve aims to ensure funds for the payment of dividends, including the form of Interest on Capital, or any interim payment to maintain the flow of shareholders remuneration.

d) Treasury shares

At the meeting held on August 24, 2012, the Board of Directors  approved the extension, for one more year, the buyback program certificate of deposit of shares ("Units") approved on August 24, 2011 up to August 24, 2013.

The new Buyback Program aims to: (1) maximize value creations for shareholders through efficient management of capital structure; (2) facilitate the payment of management, managerial employees and other employees of the Bank and companies under its control, in line with the Resolution of the CMN 3921, of November 25, 2010, pursuant to the Plan of Long-Term Incentive and (3) facilitate the management of risk arising the services rendered, by the Bank, of market maker  in Brazil of certain index funds, where the Units are included in the theoretical portfolio of reference such funds in accordance with applicable rules. Part of the Units repurchased will be used by the Bank to hedge against price fluctuation of securities that make up the benchmark, and should be bought and sold in accordance with the risk management policy of the Bank.

The Buyback Program will cover the procurement of over to 57,006,302 Units, representing 3,135,346,633 common shares and 2,850,315,121 preferred shares, or ADRs (American Depositary Receipts) by the Bank, or by its Cayman branch, corresponding, on July 31, 2012, approximately 1.5% of the total share capital of the Bank, the same percentage of the previous program.

In 2012 was acquired 3,229,618 Units which held in treasury. The balance accumulated of treasury shares on December 31, 2012, amounting to 8,610,418 Units (December 31, 2011 – 5,380,800) equivalent to R$134,371 (December 31, 2011 – R$79,547). The minimum, weighted average and maximum cost per Unit of the total number of treasury shares is, respectively, R$13.80, R$15.61 and R$18.52. In 2011 was acquired and held in treasury 1,732,900 ADRs, in the amount of R$36,191 (December 31, 2011 - R$33,221). The minimum, weighted average and maximum cost per ADR is US$10.21. The market value of these shares on December 31, 2012 was R$14.97 per Unit and US$7.28 per ADR.

Additionally, during the period of 12 months ended in December 31, 2012, treasury shares were traded, refer to the services of a market maker that resulted in a loss of R$41 (December 31, 2011 - gain of R$13), recorded directly in equity in capital reserves.

28. Earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Parent by the weighted average number of shares outstanding during the year, excluding the average number of treasury shares held in the year. Diluted earnings per shares is computed in a similar way, including all the dilutuve effects inherent to potential shares (share options).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Basic earnings per share - R$

	2012	2011	2010

Profit attributable to the Parent	5,482,606	7,739,204	7,407,099
Total net income available to controller for common equity owners	2,794,069	3,943,898	3,774,657
Total net income available to controller for preferred equity owners	2,688,537	3,795,306	3,632,442

Weighted average number of shares outstanding
Common shares	212,319,478	212,841,732	212,841,732
Preferred shares	185,727,487	186,202,385	186,202,385

Basic earnings per share - R$
Common shares	13.16	18.53	17.73
Preferred shares	14.48	20.38	19.51

Profit attributable to the Parent	5,482,606	7,739,204	7,407,099

Adjusted weighted average number of shares
Common shares	212,447,333	212,841,732	212,841,732
Preferred shares	185,843,719	186,202,385	186,202,385
Incremental shares from stock options granted under Stock Option Plan (ON)	127,856	-	-
Incremental shares from stock options granted under Stock Option Plan (PN)	116,232	-	-

Diluted earnings per share - R$
Common shares	13.15	18.53	17.73
Preferred shares	14.47	20.38	19.51

29. Operational Ratios

Financial institutions are required to maintain regulatory capital consistent with their activities, higher to the minimum of 11% of required capital. In July 2008 new regulatory capital measurement rules, under the Basel II Standardized Approach, went into effect, including a new methodology for credit risks and operational risks measurement, analysis and management. This ratio must be calculated on a consolidated basis, as shown below:

	Financial Consolidated (1)
Thousands of Reais	2012	2011	2010

Adjusted Tier I Regulatory Capital	65,213,301	64,759,590	64,428,741
Tier II Regulatory Capital	5,069,813	6,642,092	7,433,493
Adjusted Regulatory Capital (Tier I and II)	70,283,114	71,401,682	71,862,234
Required Regulatory Capital	37,131,442	31,701,580	27,799,273
Adjusted Portion of Credit Risk (2)	32,409,974	28,761,446	25,630,512
Market Risk Portions (3)	2,951,238	1,219,396	706,803
Operational Risk Portion	1,770,230	1,720,738	1,461,958
Basel II Ratio (4)	20.8%	24.8%	28.4%

(1) Amounts calculated based on the consolidated information of the financial institutions (Financial Conglomerate).
(2) For the portfolio of individuals, the Central Bank Letter 3.515 of December 3,2010, introduced the risk weighting of 150% for lending operations over 24 months, allowing some exceptions given the type of operation, maturity and guarantees related.  However, in November 11, 2011, the Central Bank annulled the Letter 3.515 and published Letter 3.563 which requires the application of the 150% funding for the financial operations of vehicles, reduces the risk weight for credit contracted consigned up to July 2011 from 150% to 75% or 100%  and raises the risk weighting of 300% of the payroll loans and personal loans with no specific purpose with a term over 60 months, contracted as of November 14, 2011.

(3) Includes portions for market risk exposures subject to variations in rates of foreign currency coupons (PJUR2), price indexes (PJUR3) and interest rate (PJUR1/PJUR4), the price of commodities (PCOM), the price of shares classified as trading portfolios (PACS), and portions for gold exposure and foreign currency transactions subject to foreign exchange (PCAM).

(4) Excluding the effect of goodwill on the merger of shares in Banco ABN AMRO Real S.A. (Banco Real) and AAB Dois Par, the Basel ratio is 17.7% (2011 - 20.2% and 2010 – 22.4%).

Capital requirements are calculated based on Bacen rules. The amendmets  to the IAS 19 was implemented locally affecting the operational ratio since January 1, 2013 without retrospective application. Based on that, for solvency purposes, the ratio presented up to 2012 was not recasted and won't be comparable to 2013.

Banco Santander, according to Bacen Circular 3,477/2009, will publish information relating to risk management and Regulatory Capital (PRE). A report with further details of the structure and methodology will be disclosed in the legal deadline, at the website www.santander.com.br\ri.

Financial institutions are required to maintain investments in permanent assets compatible with adjusted regulatory capital. Funds invested in permanent assets, calculated on a consolidated basis, are limited to 50% of regulatory capital, as per prevailing regulation. On December 31, 2012, 2011 and 2010, Banco Santander classifies for said index.

30. Interest and similar income

“Interest and similar income” in the consolidated income statement comprises the interest accruing in the year on all financial assets with an implicit or explicit return, calculated by applying the effective interest method, irrespective of measurement at fair value; and the rectifications of income as a result of hedge accounting. Interest is recognized gross, without deducting any tax withheld at source.

The breakdown of the main interest and similar income items earned in 2012, 2011 and 2010 is as follows:

Thousands of Reais	2012	2011	2010

Cash and balances with the Brazilian Central Bank	5,731,269	6,297,438	3,589,924
Loans and amounts due from credit institutions	1,042,090	1,219,218	1,397,840
Loans and advances to customers	38,735,467	35,397,614	29,290,024
Debt instruments	6,081,759	8,084,155	6,442,288
Pension plans (Note 22.b)	-	55,103	-
Other interest	1,070,097	682,552	189,128
Total	52,660,682	51,736,080	40,909,204

31. Interest expense and similar charges

“Interest expense and similar charges” in the consolidated income statement includes the interest accruing in the year on all financial liabilities with an implicit or explicit return, including remuneration in kind, calculated by applying the effective interest method, irrespective of measurement at fair value; the rectifications of cost as a result of hedge accounting; and the interest cost attributable to pension funds.

The breakdown of the main items of interest expense and similar charges accrued in 2012, 2011 and 2010 is as follows:

Thousands of Reais	2012	2011	2010

Deposits from credit institutions	1,585,375	2,006,136	1,146,688
Customer deposits	13,494,019	16,494,482	12,773,546
Marketable debt securities and subordinated liabilities:
Marketable debt securities (note 18)	3,662,370	3,226,644	1,212,962
Subordinated liabilities (note 19)	1,010,807	1,213,239	999,423
Pensions (note 22.b)	278,619	231,944	165,466
Other interest	1,028,214	748,634	525,088
Total	21,059,404	23,921,079	16,823,173

32. Income from equity instruments

“Income from equity instruments” includes the dividends and payments on equity instruments out of profits generated by investees after the acquisition of the equity interest.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Equity instruments classified as:
Financial assets held for trading	16,064	5,187	9,762
Available-for-sale financial assets	16,653	88,540	41,959
Other financial instruments at fair value through profit or loss	61,019	-	-
Total	93,736	93,727	51,721

33. Fee and commission income

“Fee and commission income” comprises the amount of all fees and commissions accruing in favor of the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Collection and payment services:
Bills	417,793	374,103	384,942
Demand accounts	1,683,885	1,624,466	1,600,182
Cards	2,794,822	1,940,239	1,322,444
Checks and other	594,172	606,142	597,102
Orders	265,221	223,354	233,100
Total	5,755,893	4,768,304	4,137,770

Marketing of non-banking financial products:
Investment funds	1,181,518	1,189,527	1,108,586
Insurance	1,379,626	1,273,137	992,088
Capitalization	280,101	266,620	238,777
Total	2,841,245	2,729,284	2,339,451

Securities services:
Securities underwriting and placement	207,893	272,714	374,368
Securities trading	120,457	101,104	136,916
Administration and custody	97,395	102,603	109,353
Asset management	2,182	2,963	2,932
Total	427,927	479,384	623,569

Other:
Foreign exchange	326,542	351,768	310,311
Financial guarantees	255,544	232,688	248,127
Other fees and commissions	147,260	207,742	174,065
Total	729,346	792,198	732,503

Total	9,754,411	8,769,170	7,833,293

34. Fee and commission expense

“Fee and commission expense” shows the amount of all fees and commissions paid or payable by the Bank in the year, except those that form an integral part of the effective interest rate on financial instruments.

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Fees and commissions assigned to third parties	1,376,331	1,015,786	660,802
Of which: Credit cards	1,187,134	834,412	463,391
Other fees and commissions (1)	624,654	413,886	336,983
Total	2,000,985	1,429,672	997,785

(1) Permanent difference related of foreign currency exchange variation on investments abroad nontaxable / deductible.

35. Gains (losses) on financial assets and liabilities (net)

Gains (losses) on financial assets and liabilities (net)” includes the amount of the valuation adjustments of financial instruments, except those attributable to interest accrued as a result of application of the effective interest method and to allowances, and the gains or losses derived from the sale and purchase thereof.

The breakdown of the balance of this item, by type of instrument, is as follows:

Thousands of Reais	2012	2011	2010

Held for trading (1)	(1,456,274)	(902,167)	1,159,058
Other financial instruments at fair value through profit or loss (2)	238,208	57,039	(26,828)
Financial instruments not measured at fair value through profit or loss	655,983	705,279	254,162
Of which: Available-for-sale financial assets
Debt instruments	592,955	452,972	31,397
Equity instruments	63,028	256,694	204,592
Hedging derivatives and other	13,877	26,190	71,758
Total	(548,206)	(113,659)	1,458,150

(1) Includes the economic hedge of the Bank’s position in Cayman, which is a non-autonomous subsidiary (note 23).
(2) Includes the net gain arising from transactions involving debt securities, equity instruments and derivatives included in this portfolio, since the Bank manages its risk in these instruments on a global basis.

36. Exchange differences (net)

“Exchange differences (net)” shows the gains or losses on foreign currency transactions, the differences that arise on translations of monetary items in foreign currencies to the functional currency, and those disclosed on non-monetary assets in foreign currency at the time of their disposal.

37. Other operating income (expense)

The breakdown of "Other operating income (expense)" is as follows:

Thousands of Reais	2012	2011	2010

Profit from insurance contracts	-	432,135	311,835
Of which:
Income from insurance contracts	-	4,132,663	6,830,524
Expense from insurance contracts	-	(3,700,528)	(6,518,689)
Other operating income	395,670	539,737	148,337
Other operating expense	(832,870)	(1,167,571)	(642,970)
Contributions to fund guarantee of credit - FGC	(187,791)	(183,719)	(165,201)
Total	(624,991)	(379,418)	(347,999)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

38. Personnel expenses

a) Breakdown

The breakdown of “Personnel expenses” is as follows:

Thousands of Reais	2012	2011	2010

Wages and salaries	4,318,499	4,191,813	3,731,340
Social security costs	1,190,899	1,091,585	993,971
Benefits	984,755	865,517	791,361
Defined benefit pension plans (note 22.b)	42,798	19,460	16,212
Contributions to defined contribution pension plans	65,062	55,425	49,641
Share-based compensation	129,441	95,689	90,461
Training	140,704	115,725	92,974
Other personnel expenses	254,628	208,517	160,216
Total	7,126,786	6,643,731	5,926,176

b) Share-Based Compensation

Banco Santander has long-term compensation plans linked to the market price of the shares. The members of the Executive Board and other key employees of Banco Santander are eligible for these plans, besides the members selected by the Board of Directors and informed to the Human Resources, which selection may fall according to the seniority of the group. For the members of the Board of Directors to be eligible, it is necessary to exercise Executive Board functions.

b.1) Local Program

The Extraordinary Shareholders’ Meeting of Banco Santander held on February 3, 2010 approved the Share-Based Compensation Program - Units of Banco Santander (Local Plan), consisting of two independent plans: Stock Option Plan for Share Deposit Certificates -  Units (SOP) and Long-Term Incentive Plan - Investment in Share Deposit Certificates - Units (PSP).

On 25 October 2011, Banco Santander held an Extraordinary General Meeting, which approved the grant of the Incentive Plan Long Term (SOP 2014) - Investment in Certificates of Deposit Shares ("Units") to certain directors and Managerial level employees of the Company and companies under its control.

The characteristic of each plan are:

SOP Plan: It is a 3 year Stock Option Plan by which new shares of the Banco Santander are issued, as a manner of retaining the officers’ commitment to long-term results. The period for exercising the options starts on June 30, 2012 and is two years longer than the vesting period. The volume equivalent to 1/3 of the Units resulting from the exercise of options cannot be sold by the participant during a period of one year from the exercise date of each unit.

Long-Term Incentive  Plan - SOP 2014: It is a 3 year Stock Option Plan. The period for exercise begins on June 30, 2014 until June 30, 2016. The number of Units exercisable by the participants will be determined according to the result of the determination of a performance parameter of the Company: total Shareholder Return (TSR) and may be reduced if failure to achieve the goals of reducing the Return on Risk Adjusted Capital (RORAC), comparison between realized and budgeted in each year, as determined by the Board of Directors. Additionally, it is necessary that the participant remains in the Company during the term of the Plan to acquire a position to exercise the corresponding Units.

PSP Plan: It is a compensation plan based on shares settled in cash, launched in three-year cycles, retaining the executives’ commitment to long-term results. The minimum amount, corresponding to 50% of the compensation settled in cash, should be used by the participant to acquire Units, which cannot be sold during a period of 1 year from the exercise date.

b.1.1) Fair Value and Plans Performance Parameters

For accounting of the Local Program plans, an independent consultant promoted simulations based on Monte Carlo methodology's, as presented the performance parameters used to calculate the shares to be granted. Such parameters are associated with their respective probabilities of occurrence, which are updated at the close of each period.

	SOP, PI12 - PSP and PI13 - PSP Plans and PI14 - PSP(1)	SOP 2014 (2)
Total Shareholder Return (TSR) rank	% of Exercisable Shares
1st	50%	100%
2nd	35%	75%
3th	25%	50%
4th	0%	25%

(1) Associated with the TSR, the remaining 50% of the shares subject to exercise refer to the realization of net income vs. budgeted profit.
(2) The percentage of shares determined at the position of TSR is subject to a penalty according to the implementation of the Return on Risk Adjusted Capital (RORAC).

For measurement of the fair value the following premises was used:

	PI14 - PSP	PI13 - PSP	PI12 - PSP
Method of Assessment	Binomial	Binomial	Binomial
Volatility	57.37%	57.37%	57.37%
Probability of Occurrence	37.81%	38.58%	43.11%
Risk-Free Rate	10.50%	10.50%	11.18%

		SOP 2014	SOP plan
Method of Assessment		Black&Scholes	Binomial
Volatility		40.00%	57.37%
Rate of Dividends		3.00%	5.43%
Vesting Period		2 years	2,72 years
Average Exercise Time		5 years	3,72 years
Risk-Free Rate		10.50%	11.18%
Probability of Occurrence		71.26%	43.11%
Fair Value of the Option Shares		R$6,45	R$7,19

The average value of shares SANB11 in the end of the year is R$14.93 (2011 - R$14.96 and 2010 - R$21.90).

On 2012, daily pro-rata expenses amounting R$44,917 (2011 - R$13,153 and 2010 - R$20,976), relating to the SOP plan and R$12,616 (2011 - R$15,910 and 2010 - R$6,525) relating to the PSP plan. Also recorded in the period a gain with the movement of the market value of the share of the PSP Plan in the amount of R$2,361 as "Gains (losses) on financial assets and liabilities (net) - Others".

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

					Date of	Expiration
	Number of	Exercise			Commencement	Date of
	Shares	Price in	Year	Employees	of Exercise	Exercise
Balance on December 31, 2009	-	Reais	Granted		Period	Period
Granted SOP options	15,500,000	23.50	2010	Managers	02/03/10	06/30/14
Granted PSP options	1,471,475	-	2010	Managers	02/03/10	06/30/12
Cancelled SOP options	(2,877,141)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PSP options	(179,802)	-	2010	Managers	02/03/10	06/30/12
Final Balance on December 31, 2010	13,914,532
Cancelled PI12 - PSP options	(106,718)	-	2010	Managers	02/03/10	6/30/2012
Cancelled PI12 - SOP options	40,479	23.50	2010	Managers	02/03/10	6/30/2014
Granted PI13 - PSP options	1,498,700	-	2011	Managers	02/03/10	6/30/2013
Cancelled PI13 - PSP options	(130,493)	-	2011	Managers	02/03/10	6/30/2013
Granted SOP 2014 options	14,450,000	14.31	2011	Managers	10/26/11	12/31/2013
Final Balance on December 31, 2011	29,666,500
Cancelled PI12 - PSP options	(698,103)	-	2010	Managers	02/03/10	06/30/12
Exercised (PI12 - PSP)	(486,852)	-	2010	Managers	02/03/10	06/30/12
Cancelled PI12 - PSP options	(7,759,571)	23.50	2010	Managers	02/03/10	06/30/14
Cancelled PI13 - PSP options	(72,209)	-	2011	Managers	02/03/10	06/30/13
Granted PI14 - PSP options	1,910,000	-	2012	Managers	05/29/12	06/30/14
Cancelled PI14 - PSP options	(106,226)	-	2012	Managers	05/29/12	06/30/14
Cancelled SOP 2014	(2,393,163)	14.31	2011	Managers	10/26/11	12/31/13
Granted SOP 2014	5,855,000	14.31	2012	Managers	10/26/11	12/31/13
Final Balance on December 31, 2012	25,915,376
SOP	4,903,767	23.50	2010	Managers	02/03/10	06/30/14
PI12 - PSP	-	-	2010	Managers	02/03/10	06/30/12
PI13 - PSP	1,295,998	-	2011	Managers	02/03/10	06/30/13
PI14 - PSP	1,803,774	-	2012	Managers	05/29/12	06/30/14
SOP 2014	17,911,837	14.31	2011	Managers	10/26/11	12/31/13
Total	25,915,376

b.2) Global Program

Long-Term Incentive Policy

The Board of Directors’ of Santander Spain approved in a meeting held on March 26, 2008, the long-term incentive policy intended for the executives of Banco Santander Spain and the Santander Group companies (except Banco Español de Crédito, S.A. - Banesto). This policy provides for compensation tied to the performance of the stock of Santander Spain, as established in the Annual Stockholders’ Meeting.

Among the plans of Banco Santander Spain, Conglomerate Santander's executives in Brazil already participate in the Stock Plan Tied to Goals: multiyear plan paid in shares of Banco Santander Spain. This plan’s beneficiaries are the Executive Officers and other members of Top Management, as well as any other group of executives identified by the Executive Board or the Executive Committee.

This plan involves three-years cycles for the delivery of shares to the grantees. The first two cycles started in July 2007, with the first cycle lasting two years (Plan I09) and the other cycles lasting three years, on average (Plan I10/Plan I11/Plan I12/Plan I13 and Plan l14). Therefore since 2009 a new cycle beginnings and the closure of a previous cycle. The purpose is to establish an appropriate sequence between the end of the incentive program, tied to the previous plan, I-06, and the successive cycles of this plan.

For each cycle is set a maximum number of shares for each grantee who continued working at Grupo Santander Spain during the plan. The objectives whose fulfillment determine the number of shares distributed are defined by comparing the performance of Grupo Santander Spain in relation to a Reference Group (financial institutions) and are related to two parameters: RTA and growth in Earnings / Benefit for Action (BPA).

Each of these parameters has a weight of 50% in the determination of the percentage of shares to be granted. The number of shares to be granted is determined in each cycle by the goal attainment level on the third anniversary of the start of each cycle (except the first cycle, for which the second anniversary will be considered).

From the plan Pl12 the purpose determines the number of actions relate just one performance condition, which has 100% weight in the percentage of shares to be distributed: the TSR Group.

Global Plan Fair Value

It was assumed that the grantee will not leave the Bank’s employment during the term of each plan. The fair value of the 50% linked to the Bank’s relative TSR position was calculated, on the grant date, on the basis of the report provided by external valuators whose assessment was carried out using a Monte Carlo valuation model, performing 10 thousand simulations to determine the TSR of each of the companies in the Benchmark Group, taking into account the variables set forth below. The results (each of which represents the delivery of a number of shares) are classified in decreasing order by calculating the weighted average and discounting the amount at the risk-free interest rate.

	PI10	PI11	PI12	PI13	PI14

Expected volatility (*)	15.67%	19.31%	42.36%	49.64%	51.35%
Annual dividend yield based on last five years	3.24%	3.47%	4.88%	6.33%	6.06%
Risk-free interest rate (Treasury Bond yield –zero coupon) over the period of the plan	4.50%	4.84%	2.04%	3.33%	4.07%

(*) calculated on the basis of historical volatility over the corresponding period (two or three years).

In view of the high correlation between TSR and EPS, it was considered feasible to extrapolate that (in a high percentage of cases) the TSR value is also valid for EPS. Therefore, it was initially determined that the fair value of the portion of the plans linked to the Bank’s relative EPS position, i.e. of the remaining 50% of the options granted, was the same as that of the 50% corresponding to the TSR. Since this valuation refers to a non-market condition, it is reviewed and adjusted on a yearly basis.

	Number of Shares	Granted Year	Employees	Data of Commencement of Exercise Period	Data of Expiry of Exercise Period

Final Balance on December 31, 2009	4,009,594
Exercised Options (PI10)	(1,161,014)	2007	Managers	06/23/07	07/31/10
Cancelled Options (PI10)	(82,341)	2007	Managers	06/23/07	07/31/10
Granted Options (PI12)	86,198	2009	Managers	06/19/09	07/31/12
Granted Options (PI13)	597,811	2010	Managers	07/01/10	07/31/13
Final Balance on December 31, 2010	3,450,248
Exercised Options (PI11)	(1,783,945)	2008	Managers	06/21/08	07/31/11
Cancelled Options (PI11)	(527,286)	2008	Managers	06/21/08	07/31/11
Granted Options (PI14)	531,684	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2011	1,670,701
Exercised Options (PI12)	(137,299)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI12)	(403,907)	2009	Managers	06/19/09	07/31/12
Cancelled Options (PI14)	(59,373)	2011	Managers	07/01/11	07/31/14
Final Balance on December 31, 2012	1,070,122
Plan I12	-	2009	Managers	06/19/09	07/31/12
Plan I13	597,811	2010	Managers	07/01/10	07/31/13
Plan I14	472,311	2011	Managers	07/01/11	07/31/14
Total	1,070,122

On 2012, pro rata expenses were recognized in the amount of R$5,316 (2011 - R$10,147 and 2010 - R$14,393), related to the costs of the cycles mentioned above, regarding the total amount of the Global Program Plans. In 2010, include the pro rata expenses for PI10, which had its last cycle closed in July 2010. Expenses related to these plans are recognized in "Other liabilities - Provision for share-based payment" because they are settled in cash (note 24).

Plans do not result in dilution of the share capital of the Bank, because they are paid in shares of Banco Santander Spain.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.3) Share-Based Bonus

The Annual Shareholders’ Meeting of Banco Santander Spain, held on June 11, 2010, approved the new policy for executive compensation through a share-based bonus plan effective for all the companies of the Group, including Santander Brasil. This new policy, subject to adjustments applicable to Santander Brasil, were approved by Appointment and Compensation Committee and Board of Directors at the meeting held on February 2, 2011.

The plan's objectives are: (i) to align the compensation program with the principles of the “Financial Stability Board” (FSB) agreed upon at the G20; (ii) to align Banco Santander’s interests with those of the plan’s participants (to achieve the sustainable and recurring growth and profitability of Banco Santander’s businesses and to recognize the participants’ contributions); (iii) to allow the retention of participants; and (iv) to improve Banco Santander’s performance  and defend the interests of shareholders via a long-term commitment.

The purpose of the plan is the cash payment of part of the variable compensation owed by Banco Santander to the plan’s participants pursuant to the Bank’s compensation policy, based on the future performance of the bank’s shares.

The payment of share-based bonus is within the limits of the overall management compensation approved by Banco Santander's Annual Shareholders' Meeting.

The total number of shares on which the compensation plan is based will be settled in three installments and equally allocated to each of the three fiscal years following the reference year.

On December 21, 2011, the Board of Directors approved the proposed new incentive plan (deferred) for payment of the variable remuneration of directors and certain employees, which was be subject to resolution of the ordinary general meeting February 7, 2012.

This proposal are certain requirements for deferred payment of part of the future variable compensation due to its managers and other employees, given the financial basis for sustainable long-term adjustments in future payments due to the risks assumed and fluctuations in cost of capital.

The plan is divided into 3 programs:

a) Supervised Collective - Participants of the Executive Committee and other executives who take significant risks in the Bank and responsible for the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in shares. On the year ended on December 31, 2012, was recorded expense amounting R$67,050 (2011- R$56,479).

b) Collective unsupervised - Statutory Directors - not part of the Statutory Directors' Collective Supervised ", the amount deferred will be paid 100% in cash tied to the future performance of the Units" SANB11".  On the year ended on December 31, 2012, there were credits in the amount of R$1,930 (in 2011, no expenses was recorded) regarding the provision of the plan, and was recorded the oscillation of the share market value of the plan in the amount of R$985 as personal expenses.

c) Unsupervised Collective - Employees - managerial employees and other employees of the organization that will be benefited from the deferral plan. The deferred amount will be paid 100% cash, indexed to 120% of CDI. On the year ended on December 31, 2012, there were expense of  R$1,472 (in 2011, no expenses was recorded).

On December 19, 2012, the Board of Directors approved the proposed new Incentive Plan (deferral) for payment of variable remuneration of directors and certain employees, which will be subject to approval of the Extraordinary General Meeting on February 15, 2013.

In this proposal are certain requirements for future deferred payment of a portion of the variable remuneration due to its managers and other employees, considering the long-term sustainable financial foundations and adjustments in future payments depending on the risks assumed and fluctuations in the cost of capital.

The plan is divided into 2 programs:

• Statutory and Executive Officers - Directors and Statutory Directors that take significant risks in the Bank and in charge of the control areas. The deferral will be half in cash, indexed to 100% of CDI and half in Units "SANB11";

• Unsupervised Collective (Employees) - Employees at management level and other employees of the organization who will be benefited by the deferral plan. The deferred amount will be 100% in cash, indexed to 110% of CDI.

39. Other administrative expenses

a) Breakdown

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Property, fixtures and supplies	1,171,071	1,087,222	965,633
Technology and systems	1,074,557	1,006,015	888,922
Advertising	499,056	493,630	421,643
Communications	573,540	566,083	554,713
Per diems and travel expenses	174,667	174,166	150,875
Taxes other than income tax	65,374	58,633	88,833
Surveillance and cash courier services	563,886	521,462	513,325
Insurance premiums	12,003	10,234	8,811
Specialized and technical services	1,720,080	1,563,545	1,504,306
Technical reports	377,435	363,525	380,866
Others specialized and technical services	1,342,645	1,200,020	1,123,440
Other administrative expenses	852,853	709,557	789,854
Total	6,707,087	6,190,547	5,886,915

b) Other information

The balance of “Technical reports” includes the fees paid by the consolidated companies (detailed in the accompanying Appendix I) to their respective auditors, the detail being as follows:

Thousands of Reais	2012	2011	2010

Audit of the annual financial statements and audit related services of the companies audited by Deloitte (constant scope of consolidation)	11,135	8,828	9,054

Services provided by others audit firms totaled R$3.7 million (2011 - R$5.4 million and 2010 - R$15.0 million).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

40. Gains (losses) on disposal of assets not classified as non-current assets held for sale

The breakdown of the balance of this item is as follows:

Thousands of Reais	2012	2011	2010

Gains	501,274	6,759	341
On disposal of tangible assets (1)	352,782	6,759	229
On disposal of investments (2)	148,492	-	112
Losses	(268)	(1,439)	(59,527)
On disposal of tangible assets	(268)	(1,439)	(260)
On disposal of investments	-	-	(59,267)
Total	501,006	5,320	(59,186)

(1) In 2012, includes R$334,593 related to the gain on sale of property for Fundo Imobiliário. This fund has administration and management by third parties.
(2)  In 2012, includes R$148,492 related to the capital variation in the percentage of participacion of the bank by the segregation of the equity investments of temporary nature (private equity), investments in related business services complementary to banking services (Appendix 1).

41. Gains (losses) on disposal and expenses of non-current assets held for sale not classified as discontinued operations

It refers basically to the result on disposal of property received in the processes of recovery of loans to customers and the provision of the recoverable value of these assets. In 2011, includes R$424,292 gain on sale of Zurich Santander Brasil Seguros e Previdência S.A (note 3.b). In 2010, includes R$106,827 of gain on sale of office buildings, mainly related to the move to new headquarter.

42. Other disclosures

a) Guarantees and commitments

The Bank provides a variety of guarantees to its customers to improve their credit standing and allow them to compete. The following table summarizes at December 31, 2012, 2011 and 2010 all of the guarantees.

As required, the “maximum potential amount of future payments” represents the notional amounts that could be lost if there were a total default by the guaranteed parties, without consideration of possible recoveries from collateral held or pledged, or recoveries under recourse provisions. There is no relationship between these amounts and probable losses on these guarantees. In fact, "maximum potential amount of future payments" significantly exceeds inherent losses.

Thousands of Reais	2012	2011	2010

Maximum potential amount of future payments

Contingent liabilities
Guarantees and other sureties	27,117,592	21,871,792	22,122,410
Financial guarantees	25,481,319	17,818,624	18,117,260
Performance guarantees	280,755	910,655	907,676
Financial letters of credit	1,019,623	2,213,135	2,823,715
Other	335,895	929,378	273,759
Other contingent exposures	945,555	700,160	440,702
Documentary Credits	945,555	700,160	440,702
Total Contingent Liabilities	28,063,147	22,571,952	22,563,112

Commitments
Loan commitments drawable by third parties (1)	106,754,302	98,552,891	93,472,343
Total Commitments	106,754,302	98,552,891	93,472,343

Total	134,817,449	121,124,843	116,035,455

(1) Includes the approved limits and unused overdraft, credit card and others.

Financial guarantees are provided to our clients in respect of their obligations to third parties. We have the right to seek reimbursement from our clients for any amount we shall have to pay under such guarantee. Additionally, we may hold cash or other highly liquid collateral for these guarantees. These guarantees are subject to the same credit evaluation performed on the origination of loans.

We expect many of these guarantees to expire without the need to disburse any cash. Therefore, in the ordinary course of business, we expect that these guarantees will have virtually no impact on our liquidity.

Performance guarantees are issued to guaranteed customers obligations such as to make contractually specified investments, to supply specified products, commodities, or maintenance or warranty services to a third party, completion of projects in accordance with contract terms, etc. Financial standby letters of credit include guarantees of payment of loans, credit facilities, promissory notes and trade acceptances. The Bank always requires collateral to grant this kind of financial guarantees. In Documentary Credits, the Bank acts as a payment intermediary between trading companies located in different countries (import-export transactions). Under a documentary credit transaction, the parties involved deal with the documents rather than the commodities to which the documents may relate. Usually the traded commodities are used as collateral to the transaction and the Bank may provide some credit facilities. Loan commitments drawable by third parties include mostly credit card lines and commercial commitments. Credit card lines are unconditionally cancelable by the issuer. Commercial commitments are mostly 1 year facilities subject to information requirements to be provided by our customers.

The risk criteria followed to issue all kinds of guarantees, financial standby letters of credit, documentary credits and any risks of signature are in general the same as those used for other products of credit risk, and therefore subject to the same admission and monitoring standards. The guarantees granted on behalf of our customers are subject to the same credit quality review process as any other risk product. On a regular basis, at least once a year, the solvency of the mentioned customers is checked as well as the probability of those guarantees to be executed. In case that any doubt on the customer’s solvency may arise we create allowances with charge to net income, by the amount of the inherent losses even if there is no claim to us.

The provision for losses on the non-recovery guarantees and other securities (Note 9.c) is recorded as "Impairment losses on financial assets (net)” on consolidated income statement and its calculation is described in note 2.h.

Additionally, the liability recognized as deferred revenue for the premium received for providing the above guarantees, which is being amortized into income over the life of the related guarantees is R$131,955 (2011 - R$76,324 and 2010 - R$80,056).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b) Off-balance-sheet funds under management

The detail of off-balance-sheet funds managed by the Bank is as follows:

Thousands of Reais	2012	2011	2010

Investment funds	104,461,015	104,877,454	102,516,308
Assets under management	9,393,269	8,144,334	8,822,049
Total	113,854,284	113,021,788	111,338,357

c) Third-party securities held in custody

At December 31, 2012, the Bank held in custody debt securities and equity instruments totaling R$79,719,901 (2011 - R$122,198,361 and 2010 - R$194,063,773) entrusted to it by third parties.

d) Residual maturity periods and Average interest rates

The breakdown, by maturity, of the balances of certain items in the consolidated balance sheets is as follows:

	2012
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	38,198,101	10,205,643	7,131,496	-	-	-	55,535,240	7.3%
Debt instruments	-	5,607,527	6,430,543	19,424,651	36,226,923	2,395,434	70,085,078	9.6%
Equity instruments	2,631,705	-	-	-	-	-	2,631,705
Loans and amounts due from credit institutions	10,578,691	7,475,012	3,585,485	1,260,606	-	7,018,403	29,918,197	7.3%
Loans and advances to customer, gross	9,532,378	57,727,291	55,012,123	51,713,899	12,465,248	24,289,730	210,740,669	20.9%
Total	60,940,875	81,015,473	72,159,647	72,399,156	48,692,171	33,703,567	368,910,889	15.5%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	434,853	14,418,896	13,719,558	4,663,551	777,383	1,059,385	35,073,626	8.4%
Customer deposits	41,094,568	39,996,790	20,421,839	63,229,707	17,608,936	6,243,090	188,594,930	7.3%
Marketable debt securities	-	10,833,946	20,715,152	16,817,641	5,621,656	23,623	54,012,018	7.3%
Subordinated liabilities	-	721,196	3,006,549	2,336,613	5,587,196	267,597	11,919,151	8.7%
Other financial liabilities	254,666	16,795,033	61,924	264,858	-	-	17,376,481
Total	41,784,087	82,765,861	57,925,022	87,312,370	29,595,171	7,593,695	306,976,206	7.5%

Difference (assets less liabilities)	19,156,788	(1,750,388)	14,234,625	(14,913,214)	19,097,000	26,109,872	61,934,683

	2011
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	48,330,086	10,073,723	7,534,194	-	-	-	65,938,003	11.3%
Debt instruments	-	6,498,289	5,795,261	25,972,025	12,507,634	18,118,048	68,891,257	11.0%
Equity instruments	2,130,575	-	-	-	-	-	2,130,575
Loans and amounts due from credit institutions	5,731,172	2,309,372	2,199,399	1,189,022	1,919,282	6,341,427	19,689,674	9.7%
Loans and advances to customer, gross	10,113,580	44,546,345	59,788,958	52,036,749	19,390,744	8,308,061	194,184,437	23.7%
Total	66,305,413	63,427,729	75,317,812	79,197,796	33,817,660	32,767,536	350,833,946	17.9%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	618,585	29,430,719	12,555,672	6,923,632	1,043,065	955,348	51,527,021	9.2%
Customer deposits	37,035,145	40,490,745	19,044,846	56,390,445	15,123,854	6,388,856	174,473,891	9.6%
Marketable debt securities	-	3,389,679	16,130,779	15,781,068	3,204,393	84,504	38,590,423	8.8%
Subordinated liabilities	-	-	-	5,402,364	5,269,434	236,546	10,908,344	11.2%
Other financial liabilities	176,974	15,461,434	45,819	267,780	-	-	15,952,007
Total	37,830,704	88,772,577	47,777,116	84,765,289	24,640,746	7,665,254	291,451,686	9.5%

Difference (assets less liabilities)	28,474,709	(25,344,848)	27,540,696	(5,567,493)	9,176,914	25,102,282	59,382,260

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

	2010
	Thousands of Reais
	On Demand	Up to 3 Months	3 to 12 Months	1 to 3 Years	3 to 5 Years	After 5 Years	Total	Average Interest Rate

Assets:
Cash and balances with the Brazilian Central Bank	44,343,701	7,966,178	4,490,272	-	-	-	56,800,151	11.0%
Debt instruments	-	6,705,785	3,455,031	36,393,309	6,947,815	8,754,287	62,256,227	11.5%
Equity instruments	22,435,327	-	-	-	-	-	22,435,327
Loans and amounts due from credit institutions	5,735,109	1,747,182	2,319,266	946,794	3,716,619	8,533,246	22,998,216	6.7%
Loans and advances to customer, gross	9,744,791	37,616,374	51,095,094	45,347,623	10,536,509	6,217,932	160,558,323	21.3%
Total	82,258,928	54,035,519	61,359,663	82,687,726	21,200,943	23,505,465	325,048,244	15.1%

Liabilities:
Financial liabilities at amortized cost:
Deposits from credit institutions	856,322	19,304,849	10,358,095	10,669,471	524,889	677,946	42,391,572	6.0%
Customer deposits	46,603,707	28,910,116	26,300,047	58,599,472	4,401,853	3,134,006	167,949,201	9.7%
Marketable debt securities	-	3,194,214	6,446,755	7,422,491	2,482,347	540,838	20,086,645	10.4%
Subordinated liabilities	-	-	-	3,010,208	1,902,811	4,782,086	9,695,105	10.9%
Other financial liabilities	2,432,612	10,608,134	20,440	157,062	-	-	13,218,248
Total	49,892,641	62,017,313	43,125,337	79,858,704	9,311,900	9,134,876	253,340,771	9.2%

Difference (assets less liabilities)	32,366,287	(7,981,794)	18,234,326	2,829,022	11,889,043	14,370,589	71,707,473

e) Equivalent Reais value of assets and liabilities

The detail of the main foreign currency balances in the consolidated balance sheet, based on the nature of the related items, is as follows:

Equivalent Value in Thousands of Reais	2012		2011		2010
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities

Cash and balances with the Brazilian Central Bank	109,310	-	71,341	-	66,065	-
Financial assets/liabilities held for trading	1,025,541	1,609,662	1,441,332	1,370,402	1,127,863	1,050,380
Available-for-sale financial assets	406,900	-	701,636	-	1,057,000	-
Loans and receivables	12,902,249	-	22,060,787	-	21,437,906	-
Financial liabilities at amortized cost	-	30,434,449	-	27,087,602	-	22,926,205
Total	14,444,000	32,044,111	24,275,096	28,458,004	23,688,834	23,976,585

f) Fair value of financial assets and liabilities not measured at fair value

The financial assets owned by the Bank are measured at fair value in the accompanying consolidated balance sheet, except for loans and receivables.

Similarly, the Bank’s financial liabilities except for financial liabilities held for trading and those measured at fair value - are measured at amortized cost in the consolidated balance sheet.

i) Financial assets measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial assets measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2012		2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets

Loans and receivables:
Loans and amounts due from credit institutions (note 5)	29,913,132	29,906,104	19,628,861	19,535,160	22,658,520	22,658,520
Loans and advances to customers (note 9)	196,774,297	196,774,301	183,066,268	183,202,428	151,366,561	151,536,439
Debt instruments (note 6)	269,612	269,612	62,062	58,043	81,444	87,208
Total	226,957,041	226,950,017	202,757,191	202,795,631	174,106,525	174,282,167

ii) Financial liabilities measured at other than fair value

Following is a comparison of the carrying amounts of the Bank’s financial liabilities measured at other than fair value and their respective fair values at year-end:

Thousands of Reais	2012		2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities

Financial liabilities at amortized cost:
Deposits from credit institutions (note 16)	35,073,626	35,073,722	51,527,021	51,524,429	42,391,572	42,391,572
Customer deposits (note 17) (*)	188,594,930	188,626,476	174,473,891	174,496,664	167,949,201	167,953,896
Marketable debt securities (note 18)	54,012,018	54,857,848	38,590,423	38,564,263	20,086,645	20,054,667
Subordinated liabilities (note 19)	11,919,151	12,115,792	10,908,344	10,908,344	9,695,105	9,695,105
Other financial liabilities (note 20)	17,376,481	17,376,481	15,952,007	15,952,007	13,218,248	13,218,248
Total	306,976,206	308,050,319	291,451,686	291,445,707	253,340,771	253,313,488
(*) For these purposes, the fair value of customer demand deposits, which are included within customer deposits, are taken to be the same as their carrying amount.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The methods and assumptions to estimate the fair value are defined below:

- Short-term investments - The short-term investments includes the interbank deposits and the repurchase agreements. The carrying amount is approximated to the fair value.

- Loans operations – Fair value are estimated for groups of loans with similar characteristics.  The fair value was measured by discounting estimated cash flow using the interest rate of new contracts.

- Deposits – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximates fair value.

- Long-term loans – The fair value of long-term loans were estimated by cash flow discounted  at the interest rate offered on the market with similar terms and maturities.

g) Other Obligations

The Banco Santander rents properties, mainly used for branches, based on a standard contract which may be cancelled at its own criterion and includes the right to opt for renewals and adjustment clauses. The leases are classified as operating leases. Total future minimum payments of non-cancelable operating leases as of December 31, 2012 is R$2,373,881, of which R$606,154 up to 1 year, R$1,511,332 from 1 year to up to 5 years and R$256,395 after 5 years. Additionally, Banco Santander has contracts with no specified lease end-date with aggregate monthly rent of R$2,262. Payment of operating leases recognized as expenses were R$620,542 at the year.

Monthly rental contracts will be adjusted on an annual basis, as per prevailing legislation, at Índice Geral de Preços do Mercado (IGPM) variation. The lessee is entitled to unilaterally rescind the agreement, at any time, as contractual clauses and legislation.

h) Obligation offset and settlement agreements

Obligation offset and settlement agreements - Resolution CMN 3.263/2005  – The Bank has an obligation offset and settlement agreement within the ambit of national financial institutions (SFN), entered into with individuals and legal entities which may or may not be members of SFN, resulting in improved assurance of financial settlement, with the parties with which it has this type of agreement. These agreements establish that payment obligations with the Bank, arising from loans and derivative transactions, in case of default of the counterparty, will be offset against payment obligations of the Bank with the counterparty.

i) Contingent assets

On December 31, 2012, 2011 and 2010 no contingent assets were accounted.

j) Statements of value added

The following Statements of value added is not required under IFRS but being presented as supplementary information as required by Brazilian Corporate Law for publicly-held companies, and has been derived from the Bank´s consolidated financial statements prepared in accordance with IFRS.

	2012		2011		2010
Thousands of Reais
Interest and similar income	52,660,682		51,736,080		40,909,204
Net fee and commission income	7,753,426		7,339,498		6,835,508
Impairment losses on financial assets (net)	(16,475,615)		(9,381,549)		(8,233,810)
Other income and expense	(2,311,984)		(3,057,853)		(204,880)
Interest expense and similar charges	(21,059,404)		(23,921,079)		(16,823,173)
Third-party input	(6,062,236)		(5,629,616)		(5,353,156)
Materials, energy and others	(553,242)		(546,277)		(500,107)
Third-party services	(4,431,119)		(4,150,735)		(3,882,909)
Impairment of assets	(38,352)		(38,646)		(20,600)
Other	(1,039,523)		(893,958)		(949,540)
Gross added value	14,504,869		17,085,481		17,129,693
Retention
Depreciation and amortization	(1,200,875)		(1,000,388)		(654,921)
Added value produced	13,303,994		16,085,093		16,474,772
Added value received from transfer
Investments in affiliates and subsidiaries	73,322		54,216		43,942
Added value to distribute	13,377,316		16,139,309		16,518,714
Added value distribution
Employee	6,239,564	46.6%	5,834,152	36.1%	5,176,648	31.3%
Compensation	4,315,936		4,277,370		3,807,526
Benefits	1,097,942		950,534		871,489
Government severance indemnity funds for employees - FGTS	332,192		319,947		285,373
Other	493,494		286,301		212,260
Taxes	1,026,699	7.7%	2,017,081	12.5%	3,468,960	21.0%
Federal	972,370		1,965,673		3,422,955
State	1,005		879		656
Municipal	53,324		50,529		45,349
Compensation of third-party capital - rental	617,829	4.6%	540,944	3.4%	465,526	2.8%
Remuneration of interest on capital	5,493,224	41.1%	7,747,132	48.0%	7,407,580	44.8%
Dividends and interest on capital	2,178,950		2,901,160		3,540,000
Profit Reinvestment	3,303,656		4,838,044		3,867,099
Profit (loss) attributable to non-controlling interests	10,618		7,928		481

Total	13,377,316	100.0%	16,139,309	100.0%	16,518,714	100.0%

43. Operating segments

In accordance with IFRS 8, an operating segment is a component of an entity:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

(b) whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) For which discrete financial information are available.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Based on these guidelines the Bank has identified the following operating segments:

• Commercial Banking,

• Global Wholesale Banking,

• Asset Management and Insurance.

The Bank operates in Brazil and abroad, through the Cayman branch and its subsidiary in Spain, with Brazilian clients and therefore has no geographical segments.

The Commercial Banking segment encompasses the entire commercial banking business (except for the Corporate Banking business managed globally using the Global Relationship Model). The Asset Management and Insurance segment includes the contribution to the Bank arising from the design and management of the investment fund, pension and insurance businesses of the various units. The Global Wholesale Banking segment reflects the returns on the Global Corporate Banking business, those on Investment Banking and Markets worldwide, including all treasury departments and the equities business.

The income statements and other significant data are as follows:

Thousands of Reais	2012

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	29,217,775	2,286,758	96,745	31,601,278
Income from equity instruments	93,736	-	-	93,736
Income from companies accounted for by the equity method	73,322	-	-	73,322
Net fee and commission income	6,674,537	731,898	346,991	7,753,426
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	(654,220)	478,627	5,419	(170,174)
Other operating income (expense)	(636,655)	(23,833)	35,497	(624,991)
TOTAL INCOME	34,768,495	3,473,450	484,652	38,726,597
Personnel expenses	(6,519,030)	(537,365)	(70,391)	(7,126,786)
Other administrative expenses	(6,458,541)	(226,323)	(22,223)	(6,707,087)
Depreciation and amortization	(1,069,351)	(107,186)	(24,338)	(1,200,875)
Provisions (net)	(2,043,376)	5,537	(21,521)	(2,059,360)
Impairment losses on financial assets (net)	(16,404,484)	(71,131)	-	(16,475,615)
Impairment losses on non-financial assets (net)	(38,335)	-	(17)	(38,352)
Other non-financial gains (losses)	448,805	-	-	448,805
OPERATING PROFIT BEFORE TAX (1)	2,684,183	2,536,982	346,162	5,567,327

Other:
Total assets	366,827,060	52,783,404	2,997,399	422,607,863
Loans and advances to customers	161,025,614	35,726,189	22,495	196,774,298
Customer deposits	168,315,452	18,720,305	1,559,173	188,594,930
(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate variation of offshore investments on net income), the result of which is recorded in "Gains (losses) on financial assets and liabilities" fully offset in taxes line. Adjusted for losses amounting to R$ 1,437,250 due to the effects of the devaluation of the Real against the Dollar in 2012, the Profit before Tax for the Commercial Bank segment was R$4,121,433

Thousands of Reais	2011

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	24,884,603	2,589,070	341,328	27,815,001
Income from equity instruments	93,727	-	-	93,727
Income from companies accounted for by the equity method	54,216	-	-	54,216
Net fee and commission income	6,191,891	796,350	351,257	7,339,498
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net)	(753,198)	513,041	5,134	(235,023)
Other operating income (expense)	(695,387)	(29,304)	345,273	(379,418)
TOTAL INCOME	29,775,852	3,869,157	1,042,992	34,688,001
Personnel expenses	(6,031,433)	(525,525)	(86,773)	(6,643,731)
Other administrative expenses	(5,892,865)	(242,032)	(55,650)	(6,190,547)
Depreciation and amortization	(869,641)	(105,780)	(24,967)	(1,000,388)
Provisions (net)	(2,951,922)	2,866	(40,179)	(2,989,235)
Impairment losses on financial assets (net)	(9,334,483)	(47,066)	-	(9,381,549)
Impairment losses on non-financial assets (net)	(33,743)	(4,707)	(196)	(38,646)
Other non-financial gains (losses)	452,096	-	-	452,096
OPERATING PROFIT BEFORE TAX (1)	5,113,861	2,946,913	835,227	8,896,001

Other:
Total assets	346,674,012	50,994,671	2,910,249	400,578,932
Loans and advances to customers	148,423,076	34,602,663	40,529	183,066,268
Customer deposits	150,531,241	22,344,976	1,597,674	174,473,891
(1) Includes in the Commercial Bank, the economic hedge of investment in dollar (a strategy to mitigate the effects of fiscal and exchange rate changes on investments offshore over the net income), which result is recorded in “Gains/losses on financial assets and liabilities (net)” fully offset the tax line. The effects of the devaluation of the Real against the Dollar in 2011 generated losses of R$1,646,212.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010

(Condensed) Income Statement	Commercial Banking	Global Wholesale Banking	Asset Management and Insurance	Total

NET INTEREST INCOME	21,292,281	2,501,318	292,431	24,086,030
Income from equity instruments	51,721	-	-	51,721
Income from companies accounted for by the equity method	43,942	-	-	43,942
Net fee and commission income	5,529,572	891,897	414,039	6,835,508
Gains (losses) on financial assets and liabilities (net) and Exchange differences (net) (1)	1,550,319	244,408	80,323	1,875,050
Other operating income (expense)	(596,271)	(29,992)	278,264	(347,999)
TOTAL INCOME	27,871,564	3,607,631	1,065,057	32,544,252
Personnel expenses	(5,354,100)	(512,097)	(59,979)	(5,926,176)
Other administrative expenses	(5,585,678)	(215,499)	(85,738)	(5,886,915)
Depreciation and amortization	(547,430)	(57,718)	(49,773)	(654,921)
Provisions (net)	(1,890,004)	4,039	(37,638)	(1,923,603)
Impairment losses on financial assets (net)	(8,225,451)	(8,359)	-	(8,233,810)
Impairment losses on non-financial assets (net)	(20,601)	-	1	(20,600)
Other non-financial gains (losses)	139,951	-	-	139,951
OPERATING PROFIT BEFORE TAX (1)	6,388,251	2,817,997	831,930	10,038,178

Other:
Total assets	309,104,235	40,536,590	25,296,607	374,937,432
Loans and advances to customers	120,942,122	30,383,337	41,102	151,366,561
Customer deposits	140,623,745	25,942,649	1,382,807	167,949,201
(1) Were recorded gains of R$272,131.

44. Related party transactions

The parties related to the Bank are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the business transactions performed by the Bank with its related parties on December 31, 2012, 2011 and 2010:

a) Key-person management compensation

At the Board of Directors' meeting held on March 23, 2012, was approved in accordance with the Compensation and Appointment Committee the global compensation proposal of directors (Board of Directors and Executive Officers) for the year 2012, amounting to R$300,000, covering fixed remuneration, variable and equity-based and other benefits. The proposal were subject to determination by the extraordinary stockholders' meeting held on April 25, 2012.

i) Long-term benefits

The Santander Brazil as well as Santander Spain, as other subsidiaries of Santander Group, have long-term compensation programs tied to  their share's performance, based on the achievement of goals.

ii) Short-term benefits

The following table shows the Board of Directors’ and Executive Board’s:

Thousands of Reais	2012	2011	2010

Fixed compensation	46,827	46,501	42,406
Variable compensation (1)	114,866	162,154	133,649
Other	12,469	11,709	8,490
Total Short-term benefits	174,162	220,364	184,545
Share-based payment (2)	34,431	18,067	29,083
Total Long-term benefits	34,431	18,067	29,083
Total (3)	208,593	238,431	213,628
(1) In 2011, includes the share incurred with the changes in administrative structure and governance in the completion of the Bank's integration process.
(2) In October 25, 2011, the Bank launched a new plan based compensation for executives (note 13 c) in accordance with the Resolution of the CMN 3.921 of  november 25, 2010.
(3) Refers to the amount paid by Banco Santander to its executives officers for the positions which they hold in the Bank and other companies of the conglomerate. On the period of twelve months ended on december 31, 2012,  was paid for managers of Santander Asset the amount of R$6,292 and in 2011 and 2010, were paid to managers of  Zurich Santander Brasil Seguros e Previdência S.A. and  Santander Asset R$8,312 and R$6,667, respectively.

Additionally, on 2012, charges were collected on key-person management compensation in the amount of R$46.001 (2011 - R$22,205 and 2010 - R$22,945).

iii) Contract termination

The termination of the employment relationship of managers for non-fulfillment of obligations or voluntarily does not entitle to any financial compensation.

b) Lending operations

Under current law, it is not granted loans or advances involving:

I - officers, members of board of directors and audit committee as well as their spouses and relatives up to the 2nd degree;
II - individuals or legal entities of Banco Santander, which hold more than 10% of the share capital;
III - Legal entities which hold more than 10% of the share capital, Banco Santander and its subsidiaries;
IV - legal entities which hold more than 10% of the share capital, any of the directors or members of the Board of Directors and Audit Committee or management's own financial institution, as well as their spouses or relatives up to the second degree.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

c) Ownership Interest

The table below shows the direct interest (common shares and preferred shares) as of December 31, 2012, 2011 and 2010:

	2012
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)

Grupo Empresarial Santander, S.L. (1)	61,606,700		29.0%	51,386,053		27.7%	112,992,753		28.4%
Sterrebeeck B.V. (1)	99,527,083		46.9%	86,492,330		46.6%	186,019,413		46.7%
Banco Santander, S.A. (1)	-		0.0%	-		0.0%	-		0.0%
Santander Insurance Holding (1)	206,664		0.1%	-		0.0%	206,664		0.1%
Employees	173,703		0.1%	159,213		0.1%	332,916		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	50,758,700		23.9%	47,647,623		25.6%	98,406,323		24.7%
Total	212,272,850		100.0%	185,685,219		100.0%	397,958,069		100.0%

	2011
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)

Grupo Empresarial Santander, S.L. (1)	72,876,994		34.3%	61,631,776		33.2%	134,508,770		33.8%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Banco Santander, S.A. (1)	2,090,231		1.0%	1,900,210		1.0%	3,990,441		1.0%
Santander Insurance Holding (1)	206,664		0.1%	-		0.0%	206,664		0.1%
Employees	211,427		0.1%	193,458		0.1%	404,885		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	37,538,079		17.7%	35,628,926		19.2%	73,167,005		18.4%
Total	212,450,478		100.0%	185,846,700		100.0%	398,297,178		100.0%

	2010
	Common			Preferred			Total
	Shares		Common	Shares		Preferred	Shares		Total
Stockholders'	(thousands)		Shares (%)	(thousands)		Shares (%)	(thousands)		Shares (%)

Grupo Empresarial Santander, S.L. (1)	74,967,225		35.3%	63,531,986		34.2%	138,499,211		34.8%
Sterrebeeck B.V. (1)	99,527,083		46.8%	86,492,330		46.5%	186,019,413		46.6%
Santander Insurance Holding (1) (2)	206,663		0.1%	-		0.0%	206,663		0.1%
Employees	240,934		0.1%	220,512		0.1%	461,446		0.1%
Members of the Board of Directors	(	*)	( *)	(	*)	( *)	(	*)	( *)
Members of the Executive Board	(	*)	( *)	(	*)	( *)	(	*)	( *)
Other	37,899,827		17.7%	35,957,557		19.2%	73,857,384		18.4%
Total	212,841,732		100.0%	186,202,385		100.0%	399,044,117		100.0%
(1) Companies of the Santander Spain Group.
(2) In August 2010, held the filing on Form F-1, on Brazilian Securities Commission (CVM) and SEC, which reported on the intention of sale of equity interest held by Santander Insurance Holding, S.L. in the form of ADR in the american market. Thus were converted 4,538,420,040 common shares and 4,125,836,400 preferred shares owned to compose 82,516,728 Units / ADR (equivalent to interest in Banco Santander of 2.17%). Between August to December 2010, the equity interest held by SIH, in the form of ADRs was totally alienated, being 77,627,222 in the third quarter and 4,889,506 in the fourth quarter.

(*) None of the members of the Board of Directors and the Executive Board holds 1.0% or more of any class of shares.

c.1) Strategic Partner of Santander Conglomerate in Brazil and Latin America

On October 28, 2010 Santander Spain and Qatar Holding Luxembourg S.à rl II (QHL)  signed a contract in terms of the Acquisition of convertible bonds, regarding the subscription and payment by QHL the amount of US$2,718.8 million in bonds issued by Banco Santander Spain. These securities are mandatorily exchangeable for shares of Banco Santander and amount to 5.00024% of its capital. These shares are paid an interest rate of 6.75% p.a. in dollars and mature by October 29, 2013.

This investment reflects the inclusion of QHL as a strategic partner of Group Santander Spain in Brazil and in the remaining of Latin America. This operation allows Banco Santander to advance in its commitment of 25% of capital free float . On December 31, 2012, except for convertible bonds, the QHL does not own, directly or indirectly, any shares, warrants, subscription rights or options over the share capital of Banco Santander.

c.2) Bank Santander Spain’s ADRs Sales and Free Float Increase

On March 22, 2012 Santander Spain informed to Banco Santander that, in fulfillment of Exchange Comission (CVM) Instruction 358/2002, and in accordance to the commitment of reaching the free-float of 25% of the capital stock of Banco Santander, it reduced its interest in the capital stock of Banco Santander in 5.76%, which resulted in the increase of the free-float of the Company to 24.12% at the moment. Such reduction of 5.76% (5.66% of common shares and 5.88% of preferred shares) was results from the following transactions: (i) the transfer of 4.41% of Banco Santander’s capital stock carried out in January 2012, (ii) the sale of 0.58% of the capital stock of Banco Santander carried out until March 22, 2012, and (iii) the transfer of 0.77% of Banco Santander´s capital stock carried out on March 22, 2012 to a third party, which shall deliver such interest to the investors of the exchangeable bonds issued by Santander Spain in October, 2010, on maturity and as provided in such bonds.

c.3) Extension of time to reach the minimum percentage of outstanding shares (free float) of 25%

On October 9, 2012, Banco Santander announced for the market, that the BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) granted the petition of Banco Santander and its controlling shareholders for extension of time to meet the minimum 25% free float requirement until October 7, 2013, which may be extended for an additional year under certain conditions.

As reported by the controlling shareholder, aims to achieve the difference between the current minimum percentage and percentage of outstanding shares, through the realization of sale or delivery of shares issued through private negotiations with certain qualified investors in the Brazilian market or abroad market (including in the form of American Depositary Receipts - "ADRs") and / or issuing new shares.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d) Related-Party Transactions

Transactions among the entities of Banco Santander are carried out under usual market value, rates and terms, and under commutative condition.

Banco Santander has the Policy on Related Party Transactions approved by the Board of Directors, which aim to ensure that all transactions are made on the policy typified in view the interests of Banco Santander and its shareholders. The policy defines powers to approve certain transactions by the Board of Directors. The rules laid down are also applied to all employees and directors of Banco Santander and its subsidiaries.

The operations and remuneration of services with related parties are made in the ordinary course of business and under reciprocal conditions, including interest rates, terms and guarantees, and involve no greater risk than the normal billing or have other disadvantages.

The principal transactions and balances are as follows:

Thousands of Reais	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	9,547,642	1,087,901	(163,065)	303,062	823,543	209,040
Trading derivatives, net	(135,291)	-	(742,972)	(25,639)	-	(442,496)
Banco Santander, S.A. – Spain	(135,291)	-	-	(25,639)	-	-
Santander Benelux, S.A., N.V.	-	-	(399,110)	-	-	(308,821)
Abbey National Treasury Services Plc	-	-	(68,552)	-	-	(39,102)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(275,310)	-	-	(94,573)
Loans and amounts due from credit institutionso - Cash and overnight operations in foreign currency	9,528,869	-	1,190	227,724	-	1,097
Banco Santander, S.A. – Spain (3) (6)	9,528,869	-	-	227,724	-	-
Banco Santander Totta, S.A.	-	-	1,139	-	-	1,097
Banco Santander, S.A. – México	-	-	51	-	-	-
Loans and amounts due from credit institutions - Others	7,284	1,087,129	210,330	95,539	822,928	266,568
Banco Santander, S.A. – Spain	7,284	-	-	95,539	-	-
Santander Benelux, S.A., N.V.	-	-	-	-	-	262,818
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	1,086,756	-	-	822,606	-
Companhia de Arrendamento Mercantil RCI Brasil	-	373	-	-	322	-
Abbey National Treasury Services Plc	-	-	-	-	-	1,369
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	2,381
Zurich Santander Brasil Seguros S.A.	-	-	75,445	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	134,885	-	-	-
Other Assets	146,780	772	368,387	5,438	615	383,871
Banco Santander, S.A. – Spain	146,780	-	-	5,438	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	772	-	-	615	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	17,068	-	-	-
Santander Benelux, S.A., N.V.	-	-	317,233	-	-	326,637
Abbey National Treasury Services Plc	-	-	34,024	-	-	-
Others	-	-	62	-	-	57,234

	2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Liabilities	(939,913)	(16,280)	(446,577)	(2,112,183)	(15,213)	(689,715)
Deposits from credit institutions	(170,845)	(16,280)	(34,825)	(1,200,207)	(15,213)	(171,371)
Banco Santander, S.A. – Spain (4)	(170,845)	-	-	(1,200,207)	-	-
Grupo Banesto: Sociedades consolidables	-	-	-	-	-	(167,081)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(12,762)	-	-	(10,348)	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(29,190)	-	-	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,518)	-	-	(4,865)	-
Others	-	-	(5,635)	-	-	(4,290)
Customer deposits	-	-	(385,659)	-	-	(428,750)
ISBAN Brasil S.A.	-	-	(98,324)	-	-	(110,341)
Produban Serviços de Informática S.A.	-	-	(42,489)	-	-	(47,970)
Universia Brasil S.A.	-	-	(80)	-	-	(310)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(239,067)	-	-	(223,367)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	-	-	-	(31,062)
Others	-	-	(5,699)	-	-	(15,700)
Other Liabilities - Dividends and Bonuses Payable	(765,524)	-	(562)	(908,004)	-	(3,615)
Banco Santander, S.A. – Spain	-	-	-	(7,772)	-	-
Grupo Empresarial Santander, S.L. (1)	(236,246)	-	-	(379,617)	-	-
Santander Insurance Holding, S.L.	-	-	(562)	-	-	(553)
Sterrebeeck B.V. (1)	(529,278)	-	-	(520,615)	-	-
Banco Madesant - Sociedade Unipessoal, S.A. (Zona Franca da Madeira)	-	-	-	-	-	(3,062)
Other Payables	(3,544)	-	(25,007)	(3,972)	-	(85,979)
Banco Santander, S.A. – Spain	(3,544)	-	-	(3,972)	-	-
Santander Insurance Holding, S.L.	-	-	-	-	-	(9,257)
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(24,079)	-	-	(74,772)
Others	-	-	(928)	-	-	(1,950)

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Assets	4,324,857	270,462	155,117
Trading derivatives, net	35,513	-	(125,147)
Banco Santander, S.A. – Spain	35,513	-	-
Santander Benelux, S.A., N.V.	-	-	(118,521)
Abbey National Treasury Services Plc	-	-	(33,076)
Others	-	-	26,450
Loans and amounts due from credit institutionso - Cash and overnight operations in foreign currency	4,245,332	-	729
Banco Santander, S.A. – Spain (3) (6)	4,245,332	-	-
Banco Santander Totta, S.A.	-	-	729
Loans and amounts due from credit institutions - Others	16,922	269,667	279,535
Banco Santander – Spain	16,922	-	-
Santander Benelux, S.A., N.V.	-	-	258,261
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	263,559	-
Companhia de Arrendamento Mercantil RCI Brasil	-	6,108	-
Abbey National Treasury Services Plc	-	-	18,817
Santander Overseas Bank, Inc – Puerto Rico	-	-	2,457
Other Assets	27,090	795	-
Banco Santander, S.A. – Spain	27,090	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	529	-
Companhia de Arrendamento Mercantil RCI Brasil	-	266	-

Liabilities	(3,877,652)	(76,340)	(2,376,188)
Deposits from credit institutions	(2,167,452)	(76,340)	(1,940,158)
Banco Santander, S.A. – Spain (4)	(2,167,452)	-	-
Grupo Banesto: Sociedades consolidables	-	-	(75,477)
Banco Madesant - Sociedade Unipessoal, S.A. (5)	-	-	(1,857,963)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(73,270)	-
Companhia de Arrendamento Mercantil RCI Brasil	-	(3,070)	-
Others	-	-	(6,718)
Customer deposits	-	-	(382,407)
ISBAN Brasil S.A.	-	-	(129,500)
Produban Serviços de Informática S.A.	-	-	(43,439)
Universia Brasil S.A.	-	-	(3,218)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(198,236)
Others	-	-	(8,014)
Other Liabilities - Dividends and Bonuses Payable	(1,703,847)	-	(1,037)
Grupo Empresarial Santander, S.L. (1)	(726,925)	-	-
Santander Insurance Holding, S.L.	-	-	(1,037)
Sterrebeeck B.V. (1)	(976,922)	-	-
Other Payables	(6,353)	-	(52,586)
Banco Santander, S.A. – Spain	(6,353)	-	-
Santander Insurance Holding, S.L.	-	-	(52,358)
Others	-	-	(228)
(*) All loans and amounts to related parties were made in our ordinary course of business and on sustainable basis, including interest rates and collateral and did not involve more than the normal risk of collectability or present other unfavorable features.
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain (note 1-a), through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander Spain).
(3) In December 28, 2012, refers to the cash of R$83,027 (2011 – R$227,724 and 2010 - R$315,203) and "overnight" investments amounting R$9,445,842,  maturing on  January, 2nd, 2013 and interest of 0.17% p.a. and 0.10% p.a. (2010 - R$3,930,129 maturing on January, 3rd, 2011 and interest of 0.22%p.a.).
(4) As at December 28, 2012, refers to raising funds through operations transfers abroad amounting R$156,063 with maturity until January, 2015 and interest between 0.39% and 5.82%p.a. (2011 - R$1,200,207, with interest between 0.39% and 5.82% p.a. and 2010 – R$2,167,452, with interest between 0.25%p.a e 7.89%p.a) and raising funds through time deposits, in the amount of R$9,895, maturing on December, 27, 2012 and interest of 3.63% p.a. and foreign demand deposits, in the amount of R$4,887.
(5) In 2010, refers to raising funds through time deposits with maturity on February 28, 2011 and interest of R$1.76% p.a.
(6) On December 28, 2012, refers to investments in foreign currency (applications overnight): applications of Bank's Grand Cayman Branch, near the branch of Banco Santander Spain (New York) maturing on January 2, 2013 and interest 0.17% p.a. and applications of subsidiary Santander Brasil EFC with Banco Santander Spain maturing on January 2, 2013 and interest of 0.10% p.a.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais		2012			2011
	Parent (1)	Joint-controlled companies	Other Related-Party (2)	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income	(90,347)	74,851	(742,313)	(272,122)	69,935	(414,964)
Interest and similar income - Loans and amounts due from credit institutions	12,177	59,546	-	5,046	50,771	267
Banco Santander, S.A. – Spain	12,177	-	-	5,046	-	-
Abbey National Treasury Services Plc	-	-	-	-	-	14
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	59,546	-	-	50,771	-
Santander Benelux, S.A., N.V.	-	-	-	-	-	253
Interest expense and similar charges - Customer deposits	(33,562)	-	(16,659)	-	-	(38,667)
Banco Santander, S.A. – Spain	(33,562)	-	-	-	-	-
ISBAN Brasil S.A.	-	-	(5,697)	-	-	(10,551)
Produban Serviços de Informática S.A.	-	-	(3,000)	-	-	(3,841)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(6,927)	-	-	(21,777)
Others	-	-	(1,035)	-	-	(2,498)
Interest expense and similar charges - Deposits from credit institutions	(4,954)	(297)	-	(15,311)	(620)	(5,044)
Banco Santander, S.A. – Spain	(4,954)	-	-	(15,311)	-	-
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(297)	-	-	(620)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	-	-	-	(5,013)
Others	-	-	-	-	-	(31)
Expense and similar charges - Marketable debt securities	(1,773)	-	-	(1,789)	-	-
Banco Santander, S.A. – Spain	(1,773)	-	-	(1,789)	-	-
Fee and commission income (expense)	19,620	15,602	127,215	(14,820)	13,262	56,224
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	11,016	-	-	10,118	-
Banco Santander, S.A. – Spain	19,620	-	-	(14,820)	-	-
Aviación Centaurus, A.I.E.	-	-	-	-	-	11,928
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	99,665	-	-	35,785
Others	-	4,586	27,550	-	3,144	8,511
Gains (losses) on financial assets and liabilities (net) and exchange differences (net)	(81,598)	-	(406,780)	(245,096)	6,522	(505,726)
Banco Santander, S.A. – Spain	(81,598)	-	-	(245,096)	-	-
Santander Benelux, S.A., N.V.	-	-	82,027	-	-	(38,238)
Santander Overseas Bank, Inc – Puerto Rico	-	-	-	-	-	160
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(472,744)	-	-	(342,975)
Abbey National Treasury Services Plc	-	-	(40,666)	-	-	(91,726)
Santander Insurance Holding, S.L.	-	-	-	-	-	(11,714)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	-	-	-	6,522	-
Others	-	-	24,603	-	-	(21,233)
Administrative expenses and Amortization	(257)	-	(446,089)	(152)	-	(278,679)
ISBAN Brasil S.A.	-	-	(90,283)	-	-	(54,104)
Produban Serviços de Informática S.A.	-	-	(139,516)	-	-	(103,991)
ISBAN Chile S.A.	-	-	(3,799)	-	-	(4,814)
Aquanima Brasil Ltda.	-	-	-	-	-	(21,500)
Ingeniería de Software Bancario, S.L.	-	-	(41,442)	-	-	(32,209)
Produban Servicios Informaticos Generales, S.L.	-	-	(24,707)	-	-	(23,629)
TECBAN - Tecnologia Bancaria Brasil	-	-	(99,739)	-	-	-
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	(21,310)	-	-	(89)
Zurich Santander Insurance America, S.L.	-	-	(915)	-	-	(12,151)
Others	(257)	-	(24,378)	(152)	-	(26,192)

Gains (losses) on non-current assets held for sale not classified as discontinued operations	-	-	-	-	-	424,292
Zurich Santander Insurance America, S.L.	-	-	-	-	-	424,292

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Thousands of Reais	2010
	Parent (1)	Joint-controlled companies	Other Related-Party (2)

Income
Interest and similar income - Loans and amounts due from credit institutions	2,384	39,395	1,029
Banco Santander, S.A. – Spain	2,384	-	-
Abbey National Treasury Services Plc	-	-	1,029
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	38,545	-
Companhia de Arrendamento Mercantil RCI Brasil	-	850	-
Interest expense and similar charges - Customer deposits	-	-	(29,277)
ISBAN Brasil S.A.	-	-	(9,359)
Produban Serviços de Informática S.A.	-	-	(2,736)
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(16,166)
Others	-	-	(1,016)
Interest expense and similar charges - Deposits from credit institutions	(47,134)	(526)	(32,676)
Banco Santander, S.A. – Spain	(47,134)	-	-
Abbey National Beta Investments Limited	-	-	(7,415)
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	(526)	-
Banco Madesant - Sociedade Unipessoal, S.A.	-	-	(25,143)
Others	-	-	(118)
Fee and commission income (expense)	73,975	6,770	9,449
Companhia de Crédito, Financiamento e Investimento RCI Brasil	-	6,327	-
Banco Santander, S.A. – Spain	73,975	-	-
Aviación Centaurus, A.I.E.	-	-	9,449
Zurich Santander Brasil Seguros e Previdência S.A.	-	-	-
Others	-	443	-
Gains (losses) on financial assets and liabilities (net)	(44,953)	-	(42,090)
Banco Santander, S.A. – Spain	(44,953)	-	-
Santander Benelux, S.A., N.V.	-	-	32,489
Santander Overseas Bank, Inc – Puerto Rico	-	-	188
Real Fundo de Investimento Multimercado Santillana Credito Privado	-	-	(86,572)
Abbey National Treasury Services Plc	-	-	14,763
Others	-	-	(2,958)
Administrative expenses and Amortization	-	-	(337,190)
ISBAN Brasil S.A.	-	-	(50,320)
Produban Serviços de Informática S.A.	-	-	(108,741)
ISBAN Chile S.A.	-	-	(5,491)
Aquanima Brasil Ltda.	-	-	(21,256)
Ingeniería de Software Bancario, S.L.	-	-	(19,722)
Produban Servicios Informaticos Generales, S.L.	-	-	(15,868)
TECBAN - Tecnologia Bancaria Brasil	-	-	(89,629)
Others	-	-	(26,163)
(1) Banco Santander (Brasil) S.A. is indirectly controlled by Banco Santander Spain, through its subsidiary Grupo Empresarial Santander, S.L. and Sterrebeeck B.V.
(2) Refers to the Company's subsidiaries (Banco Santander, S.A .- Spain).

45. Risk management

Risk management at the Santander Brazil follow that same principles that are set at the Group level:

• Independence of the risk function with respect to the business. The head of the Bank’s Risk Division, reports directly to the executive committee and the board. The local risk unit keeps its independence with a direct report to the Corporate Risk Unit.

• Commitment to supporting the business by contributing, without undermining the preceding principle, to the achievement of commercial objectives whilst safeguarding risk quality. To this end, the risk organizational structure is adapted to the commercial structure so as to encourage cooperation between business and risk managers.

• Collective decisions (even at branch level), which ensure that different opinions are taken into account and avoid decisions are taken individually.

• Well-established tradition of using internal rating and statistical tools to predict delinquency , internal rating, credit scoring and scoring behavior, return on risk-adjusted capital (RORAC), value-at-risk (VaR), economic capital, extreme scenario analyses, etc.

• Global approach, achieved by addressing on an integrated basis all the risk factors in all the business units and geographical locations, and using the concept of economic capital as a consistent measure of the risk assumed and as the basis for assessing the management performed.

• Maintenance of a medium-low risk profile, and  low volatility and its predictability, by:

- seeking to achieve a high degree of risk diversification, thus limiting risk concentration on particular customers, groups, sectors, products or geographical locations;

- maintaining a low level of complexity in market operations;

- paying ongoing attention to risk monitoring in order to prevent potential portfolio impairment sufficiently in advance.

At Bank, the risk management and control process has been structured using as reference the framework defined at corporate level and described according to the following phases:

• Adaptation of corporate management frameworks and policies that reflect Group Santander’s risk management principles.

Within this regulatory framework, the Corporate Risk Management Framework, approved by Senior Management (Risks), regulates the principles and standards governing the Santander Brazil´s risk activities, based on the corporate organizational and a management models.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The organizational model comprises the management map, the risk function and governance, and the regulatory framework itself. The management model contains the basic pillars for risk management, the channels for the planning and setting of targets, the budgeting and risk limit setting process, the control of operations, the framework for risk reporting to senior management and the technological reference model for risk management.

• Identification of risks, through the constant review and monitoring of exposures, the assessment of new products and businesses and the specific analysis of singular transactions;

• Measurement of risks using periodically tested methods and models;

• Preparation and distribution of a complete set of reports that are reviewed daily by the heads at all levels of Santander management.

Implementation of a risk control system which checks, on a daily basis, the degree to which Bank´s risk profile matches the risk policies approved and the risk limits set. The most noteworthy corporate tools and techniques (abovementioned) already in use in Santander Bank are in different stages of maturity regarding the level of implementation and use in Bank. For wholesale segment, these techniques are quite in line with the corporate level development. For local segments, internal ratings and scorings based models, VaR and market risk scenario analysis and stress testing have been already embedded in risk management routine while Expected loss, Economic Capital and RORAC have been integrated in risk management.

• Internal ratings- and scorings-based models which, by assessing the various qualitative and quantitative risk components by customer and transaction, make it possible to estimate, firstly, the probability of default and, subsequently, the expected loss, based on Loss Given Default (LGD) estimates.

• Economic capital, as a homogeneous measure of the risk assumed and a basis for the measurement of the management performance.

• RORAC, which is used both as a transaction pricing tool in the whole sale segment, more precisely in global ranking and markets(bottom-up approach) and in the analysis of portfolios and units (top-down approach).

• VaR, which is used for controlling and setting the market risk limits for the various treasury portfolios.

• Scenario analysis and stress testing to supplement market and credit risk analyses in order to assess the impact of alternative scenarios, even on provisions and capital.

The Bank intends to use the internal models for the calculation of regulatory capital (regulatory) and for this has agreed a timetable with the local supervisor. The Bank has defined a Basel 2 governance structure and has assigned for this purpose, the necessary human and technology resources to meet the stringent requirements established by the regulators.

a) Corporate Governance of the Risk Function

The risk committee framework of Santander Brazil is set based on corporate risk standards and are structured by type of business and risk segment.

Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil) has their level of approvals delegated by the Risk Committee of Banco Santander in Spain and has the following responsibilities:

 - Integrate and adapt the risk functions in Santander, the strategy, the arrangements for the risk tolerance level, accordingly to existing corporate standards.

 - Approve proposals and operations and limits customers and portfolios.

 - Set references on general themes related to Market Risk, Country Risk, wholesale segment customers (including a global relationship) and retail themes (Credit Management Programs).

 - Keep informed, evaluate and follow any comments and recommendations that may be made periodically by supervisors in discharging its functions;

 - Ensure that the performance of Santander is consistent with the level of risk tolerance, previously approved by the Executive Committee and Board Director, and aligned with the policies of the Santander Group;

 - Authorize the use of management tools and models of local risks and know the result of its internal validity.

The risk function at Bank is performed through an Executive Risk Unit, which is independent from the business areas from both a hierarchical and a functional standpoint, and reports directly to the President of Santander and the Director of Corporate Risk Group Santander.

More details of the structure, methodology and control system related to risk management is described in the report, available on the site www.santander.com.br.

b) Credit Risk

b.1) Introduction to the treatment of credit risk

The Bank develops Credit Risk Management policies and strategies with the support of several business departments, which are responsible for guaranteeing the appropriate validation of the systems and internal procedures applied in the credit risk management. These systems and procedures are applied to the identification, measurement, control, and mitigation of exposure to credit risk, by individual transaction or aggregate of similar transactions.

Credit risk is the exposure to loss in the event of default of total or partial of customers or counterparties to meet their financial obligations to the Bank. Credit risk management seeks to provide subsidies in defining strategies, beyond the set limits, encompassing analysis of exposures and trends, as well as the effectiveness of credit policy.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

The specialization of the Bank’s risk function is based on the type of customer and, accordingly, a distinction is made between individualized customers and standardized customers in the risk management process:

• Customers with individual management: Customers with individual management: the wholesale segment customers, financial institutions and certain companies. Risk management is implemented through a risk analyst set. The client is linked to risk analyst who prepares the analysis, the Committee directs and monitors the progress of the client.

• Customers with standardized management: individuals and companies not classified as individual clients. The management of this risk models based on automated decision-making and risk assessment of local risks, complemented by commercial competencies and teams of analysts to handle exceptions.

Collection of documentation and information necessary for a comprehensive analysis of the risk involved, the identification of the decision-maker, the counterparty, the risk involved in the transactions, the classification of the risk level into different categories, credit granting, periodic assessments of risk levels; these procedures are applied by the Bank to determine the volumes of guarantees and allowances necessary so that lending transactions are conducted according to existing standards and with the necessary security.  Policies, systems and procedures used are reassessed annually to ensure they are consistent with the risk management requirements and current market scenarios.

The profile of credit risk assumed by the Bank is characterized by a diversity of clients and the large volume of retail operations. Aspects Macroeconomic and market conditions, as well as sector and geographical concentration, customer profiling, economic prospects are also evaluated and considered in the appropriate measuring of credit risk.

b.2) Measures and measurement tools

Rating  tools

The Bank has used proprietary internal rating models to measure the credit quality of a given customer or transaction. Each rating relates to a certain probability of default or non-payment, determined on the basis of the Entity’s historical experience, with the exception of certain portfolios classified as “low default portfolios”. Rating/Scores models are used in the Bank’s loan approval and risk monitoring process.

Global rating tools are applied to the sovereign risk, financial institutions and global wholesale clients (GBM). Management of these segments is centralized at Bank level. These tools assign a rating to each customer, which is obtained from a quantitative or automatic module, based on balance sheet ratios or macroeconomic variables, supplemented by the analyst’s judgment.

For the corporate and individualized institutions segments, it was defined a single methodology for the construction of a rating system in each country, based on the same modules as the above-mentioned ratings: a quantitative or automatic module (analyzing the credit performance of a sample of customers and the correlation with their financial statements), a qualitative or analyst judgment module, and final reviews.

Ratings assigned to customers are reviewed periodically to include any new financial information available and the experience in the banking relationship. The frequency of the reviews is increased in the case of customers that reach certain levels in the automatic warning systems and of customers classified as requiring special monitoring. The rating tools themselves are also reviewed in order to progressively fine-tune the ratings they provide.

For standardized customers, both legal entities and individuals, scoring tools that automatically assign a score to proposed transactions.

These loan approval systems are supplemented by performance rating models. These tools provide enhanced predictability of the risk assumed and are used for preventive and marketing activities.

Credit risk parameters

The estimates of the risk parameters Probability of default (PD and LGD) should be based on internal experience, i.e. on default observations and on the experience in defaulted loan recoveries.

For low risk portfolios, such as banks, sovereign risk or global wholesale clients, the parameters are based on CDS market data and with global broadness, using Santander´s world presence.

For the other portfolios, parameter estimates are based on the Bank’s internal experience. In retail portfolios, the internal rating is estimated based on models that use client behavior data and available external bureau information; PDs are then calculated based on default rates, which is defined as up to 90 days past due.

LGD calculation is based on the observation of the recoveries of defaulted loans, taking into account the guarantees/collateral associated with the loan, the income and expenses associated with the recovery process.

The estimated parameters are then assigned to performing, i.e. non-defaulted, loans. For low-default portfolios, which are managed globally, the assignment process follows the same patterns in all Santander units.

By contrast, the retail portfolios have specific scoring systems in each of the Bank’s units, which require the development of separate estimates and the assignation of parameters in a particular manner in each case.

Master rating scale

In order to achieve equivalent internal ratings in the different models available –corporate, sovereign risk, financial institutions and other segments– and to make them comparable with the external ratings of rating agencies, the Bank has a so-called master rating scale.

The equivalence is established through the probability of default associated with each rating. Internally calibrated PDs are compared against the default rates associated with the external ratings, which are published periodically by rating agencies.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

		Equivalence with:
Internal rating	Probability of Default	Standard & Poor's	Moody's
9.3	0.017%	AAA	Aaa
9.2	0.018%	AA+	Aa1
9.0	0.022%	AA	Aa2
8.5	0.035%	AA-	Aa3
8.0	0.06%	A+	A1
7.5	0.09%	A	A2
7.0	0.14%	A-	A3
6.5	0.23%	BBB+	Baa1
6.0	0.36%	BBB+	Baa2
5.5	0.57%	BBB-	Baa3
5.0	0.92%	BB+	Ba1
4.5	1.46%	BB	Ba2
4.0	2.33%	BB/BB-	Ba2/Ba3
3.5	3.71%	BB-/BB+	Ba3/B1
3.0	5.92%	B+/B	B1/B2
2.5	9.44%	B	B2
2.0	15.05%	B-	B3
1.5	24.00%	CCC	Caa1
1.0	38.26%	CC/C	Caa1/Caa2

b.3) Observed loss: measures of cost of credit

To supplement the use of the advanced models described above (see related data in the “Economic Capital” section), other habitual measures are used to facilitate prudent and effective management of credit risk based on observed loss.

The cost of credit is measured by the sum of credit losses of year and to the average loans portfolio of the year.

b.4) Credit risk cycle

The risk management process consists of identifying, measuring, analyzing, controlling, negotiating and deciding on, as appropriate, the risks incurred in the Bank’s operations. The parties involved in this process are the risk taking areas, senior management and the risk function.

The process begins at senior management level, through the board of directors and the risk committee, which establishes the risk policies and procedures, and the limits and delegations of powers, and approves and supervises the scope of action of the risk function.

The risk cycle comprises three different phases: pre-sale, sale and post-sale:

• Pre-sale: this phase includes the risk planning and target setting processes, determination of the Bank’s risk appetite, approval of new products, risk analysis and credit rating process, and limit setting.

• Sale: this is the decision-making phase for both pre-classified and specific transactions.

• Post-sale: this phase comprises the risk monitoring, measurement and control processes and the recovery process.

Risk limit planning and setting

Risk limit setting is a dynamic process that identifies the Banco Santander’s risk appetite by assessing business proposals and the attitude to risk. This process is defined in the global risk limit plan, an agreed-upon comprehensive document for the integrated management of the balance sheet and the inherent risks.

The risk limits are founded on two basic structures: customers/segments and products.

For individualized risks, customers represent the most basic level, for which individual limits are established (pre-classification).

For large corporate groups a pre-classification model, based on an economic capital measurement and monitoring system, is used. As regards the corporate segment, a simplified pre-classification model is applied for customers meeting certain requirements (thorough knowledge, rating, and others).

In the case of standardized risks, the risk limits are planned and set using the credit management programs (PGC), a document agreed upon by the business areas and the risk units and approved by the Risk Executive Committee, which contains the expected results of transactions in terms of risk and return, as well as the limits applicable to the activity and the related risk management.

Risk analysis and credit rating process

Risk analysis is a pre-requisite for the approval of loans to customers by the Bank. This analysis consists of examining the counterparty’s ability to meet its contractual obligations to the Banco Santander, which involves analyzing the customer’s credit quality, its risk transactions, solvency, and sustainability of business and the return to be obtained in view of the risk assumed.

The risk analysis is conducted yearly, at least, and can be held shortly when client profile indicates (through systems with centralized alerts, managers visits to clients or specific credit analysis), or when operations are not covered by pre-classification.

Transaction decision-making

The purpose of the transaction decision-making process is to analyze transactions and adopt resolutions thereon, taking into account the interest risk (risk appetite) and any transaction elements that are important in achieving a balance the relation between risk and return.

The Bank has been using, among others, the RORAC (return on risk-adjusted capital) methodology for the risk analysis and pricing in the decision-making process on transactions and deals.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Risk monitoring and control

In addition to the tasks performed by the Internal Audit Division, the Risks Vice Presidency has a specific risk monitoring function for adequate credit quality control, which consists of local and global teams to which specific resources and persons in charge have been assigned.

This monitoring function is based on  process of permanent observation to enable early detection of any incidents that might arise in the evolution of the risk, the transactions, the customers and their environment, and the adoption of mitigating actions. The risk monitoring function is specialized by customer segment.

For this purpose a system called “special surveillance firms” (FEVE, using the Spanish acronym) has been designed that distinguishes four categories based on the degree of concern raised by the circumstances observed (extinguish, secure, reduce and monitor). The inclusion of a company in the FEVE system does not mean that there has been a default, but rather that it is deemed advisable to adopt a specific policy for this company, to place a person in charge and to set the policy implementation period. Customers classified as FEVE are revised at least every six months, or every three months for those classified in the most severe categories. A company is classified as FEVE as a result of the monitoring process itself, a review performed by Internal Audit, a decision made by the sales manager responsible for that company or the triggering of the automatic warning system.

Assigned ratings are reviewed at least annually, but should any weakness be detected, or depending on the rating itself, more frequent reviews are performed.

For exposures to standardized customers, the key indicators are monitored in order to detect any variance in the performance of the loan portfolio with respect to the forecasts contained in the credit management programs.

b.5) Risk control function

Supplementing the management process, the risk control function obtains a global view of the Bank’s loan portfolio, through the various phases of the risk cycle, with a level of detail sufficient to permit the assessment of the current situation of the risk process, its qualities and any changes therein.

Any changes in the Bank’s risk exposure are controlled on an ongoing and systematic basis against budgets, limits and benchmarks, and the impacts of these changes in certain future situations, both of an exogenous nature and those arising from strategic decisions, are assessed in order to establish measures that place the profile and amount of the loss portfolio within the parameters set by Executive Commission.

The risk control function is performed by assessing risks from various complementary perspectives, the main pillars being control by geographical location, business area, management model, product and process, thus facilitating the detection of specific areas warranting action and for which decisions have to be taken.

b.5.1) Credit recovery

The Credit Recovery department works in the credit collection and recovery of Bank Santander clients. The strategies and channels of collection operation are defined according analysis which showed the greatest efficiency in the recovery. In the early days of delinquency, is adopted a more enhanced recovery model, with specific strategies, with a closer internal monitoring. Call centers, negativation in the organs of credit protection (credit bureaus), letters of collection  and collection through the branches network are used during this phase, in order to recover the loan and maintain customer relationship. In cases with arrears exceeding 60 days past due and higher values, come into play internal teams specialized in restructuring and credit recovery with direct management of delinquent customers. Lower values or more severe delays have the recovery carried out through third party collection administrative (friendly) or judicial, according to internal criteria, receiving a commission for any amounts recovered.

Tools are used, such as behavioral score, to study the performance of collecting certain groups,  in an attempt to reduce costs and increase recoveries. The customers probability of payment are classified as low risk, and greater attention is paid to maintaining a healthy relationship with them. Customers with little chance of making the payment, in turn, are classified as high risk, and are being monitored more closely . All customers, with overdue amounts or restructured credits, have internal restrictions.

Sales of portfolios of defaulted loans, with a focus on operations in write-off status,  are also held periodically  through an auction process, in which are assessed conditions and characteristics of operations for its evaluation, without retention of risk.

b.6) Credit risk from other standpoints

Certain areas and/or specific views of credit risk deserve specialist attention, complementary to global risk management.

Concentration risk

Concentration risk is an essential factor in the area of credit risk management. The Bank constantly monitors the degree of concentration of its credit risk portfolios, by geographical area/country, economic sector, product and customer group.

The risk committee establishes the risk policies and reviews the exposure limits required to ensure adequate management of credit risk portfolio concentration.

From the sectorial standpoint, the distribution of the corporate portfolio is adequately diversified.

The Bank’s Risk Area works closely with the Finance Area in the active management of credit portfolios, which includes reducing the concentration of exposures through several techniques, such as the arrangement of credit derivatives for hedging purposes or the performance of securitization transactions, in order to optimize the risk/return ratio of the total portfolio.

Credit risk from financial market operations

This heading includes the credit risk arising in treasury operations with customers, mainly credit institutions. These operations are performed both via money market financing products with different financial institutions and via derivative instruments arranged for the purpose of serving our customers.

Risk control is performed using an integrated, real-time system that enables the Bank to know at any time the unused exposure limit with respect to any counterparty, any product and maturity and at any Bank unit.

Credit risk is measured at its current market value and its potential value (exposure value considering the future variation in the underlying market factors). Therefore, the credit risk equivalent (CRE) is defined as the sum of net replacement value plus the maximum potential value of the contracts in the future.

Environmental risk

Are in effect Environmental Risk Practice for the Bank Santander for the Wholesale Bank which in addition to lending, provides analysis of environmental issues in accepting clients. The Environmental Risk area analyzes the social management of the client and its value chain by checking items such as contaminated areas, deforestation, labor violations and other problems for which there is the risk of penalties.

A specialized team with a background in Biology, Geology, Chemistry, Health and Safety Engineering monitors the social and environmental practices of clients and a team of financial analysts studying the probability of damages related to such practices that may affect the guarantees and the financial condition of Banks' customers. Our experience shows that the company cares for the well-being of its employees and the environment in which it operates tend to have a more efficient and therefore more likely to honor their commitments and generate good business.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

b.7) Variations in main aggregates in 2012

Systems integration and search for speed and simplicity in our day to day operations resulted in a new risk model, consolidated in 2012 into a single technology platform, which allowed us to streamline processes and improve the approval period for our credit customers. The new model has brought significant synergy gains for credit analysis as more scope to the team's commercial retail and new models score without losing credit quality and prudence that has characterized our political risk.

Thus, we reinforce our regionalized structure and were better prepared to grow and gain market share, supporting the business strategy of Santander in Brazil. Thus, we end the year with above-market results, reversing the trend of the first month.

In 2012, we also work on credit recovery, especially due to the increase in defaults. Reinforce controls and guidance we offer to our customers in order to ensure they have access to products and services commensurate with their income. For this, we created a team of experts prepared to understand the reality of customers and thus offer solutions for all types of situations.

Even before this, we are still adopting a strategy of expanding credit, supported by the positive momentum of the Brazilian economy and our political risk. One of the differences of this policy is the involvement of top management in decision making. The discussions take place in the Risk Committee and the resolutions are defined in a collegiate manner to ensure maximum alignment. Another important point is the independence of staff in relation to the business, which allows more assertive decisions and reduces credit risk.

On the environmental risk, the year 2012 was important to consolidate our practices and improve processes, increasing the rigor of the controls the most critical areas of the productive sector.

The following table shows the key indicators of credit risk:

	2012	2011	2010

Credit risk exposure - customers (*) (Thousand of Reais)	238,803,816	216,756,389	183,121,435
Non-performing loans ratio (%)	7.58%	6.73%	5.82%
Impairment coverage ratio (%)	87.45%	85.52%	98.32%
Specific credit loss provisions, net of RAWO (**) (Thousand of Reais)	14,041,987	11,179,835	9,191,762
Cost of credit (% of risk)	7.25%	4.76%	4.86%
Data prepared on the basis of management criteria and the accounting criteria of the controller unit.
(*) Includes gross loans and advances to customers, guarantees and documentary credits.
(**) RAWO = Recoveries of Assets Derecognized.

c) Market Risk

Market risk is the exposure to risks such as interest rates, exchange rates, prices of goods, prices in the stock market and others according to the type of product, volume of operations, term and conditions of the agreement and underlying volatility.

The Bank operates according to global policies, within the Group’s risk tolerance level, aligned with the objectives in Brazil and in the world.

With this purpose, it has developed its own Risk Management model, according to the following principles:

 - Functional independence;

 - Executive capacity sustained by knowledge and proximity with the client;

 - Global and far-reaching of the function (different types of risk);

- Collective decision-making, which evaluate a variety of possible scenarios and do not compromise the results with individual decision, including Brazil Executive Risk Committee (Comitê Executivo de Riscos Brasil), which delimits and approves the operations and the Asset and Liabilities Committee, which responds for the capital management and structural risks, including country-risk, liquidity and interest rates.

- Management and improvement of the equation risk/return; and

- Advanced methodologies for risk management, such as Value at Risk – VaR (historical simulation of 521 days with a confidence level of 99¨and time horizon of one day), scenarios, financial margin sensibility, book value and contingency plan.

The Market Risks structure is part of the Vice Presidency of Credit and Market Risks, an independent area that aligns risk policies taking into consideration the guidelines of the Board of Directors and the Risks Division of Santander in Spain.

c.1) Activities subject to market risk

The measurement, control and monitoring of the market risk area comprises all operations in which net worth risk is assumed. This risk arises from changes in the risk factors –interest rate, exchange rate, equities, commodity prices and the volatility thereof– and from the solvency and liquidity risk of the various products and markets in which the Bank operates.

The activities are segmented by risk type as follows:

- Trading: this item includes financial services for customers, trading operations and positioning mainly in fixed-income, equity , foreign currency products and shares.

- Balance sheet management: A risk management assessment aims to give stability to interest income from the commercial and economic value of the Bank, maintaining adequate levels of liquidity and solvency. The risk is measured by the balance sheet exposure to movements in interest rates and level of liquidity.

- Structural risks:

i. Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in consolidable and non-consolidable companies are made (structural exchange rate). This item also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the Real (hedges of results).

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ii. Structural equities risk: this item includes equity investments in non-consolidated financial and non-financial companies that give rise to equities risk.

The Treasury area is responsible for managing the positions taken in the trading activity.

The Financial Management area is responsible for managing the balance sheet management risk and structural risks centrally through the application of uniform methodologies adapted to the situation of each market in which the Bank operates. Thus, in the convertible currencies area, Financial Management directly manages the Parent's risks and coordinates the management of the other units operating in these currencies. Decisions affecting the management of these risks are taken through the ALCO committees in the respective countries and, ultimately, by the Parent's markets committee.

The aim pursued by Financial Management is to ensure the stability and recurring nature of both the net interest margin of the commercial activity and the Bank’s economic value, whilst maintaining adequate liquidity and solvency levels.

Each of these activities is measured and analyzed using different tools in order to reflect their risk profiles as accurately as possible.

c.2) Methodologies

Trading

The Bank calculates trading market risk capital requirement using a standard model provided by Bacen.

The standard methodology applied to trading activities by the Santander Bank and the value at risk (VaR), which measures the maximum expected loss with a given confidence level and time horizon. This methodology was based on a standard historical simulation with a 99% confidence level and a one-day time horizon. Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

Specifically, the Bank uses a time window of two years or 521 daily data obtained retrospectively from the reference date of the VaR calculation. Two figures are calculated each day, one by applying an exponential decline factor which gives a lesser weighting to more distant observations in time, and another with uniform weightings for all observations. The VaR reported is the higher of these two figures.

VaR is not the only measure. It is used because it is easy to calculate and because it provides a good reference of the level of risk incurred by the Bank. However, other measures are simultaneously being implemented to enable the Bank to exercise greater risk control in all the markets in which it operates.

One of these measures is scenario analysis, which consists of defining behavior scenarios for various financial variables and determining the impact on results of applying them to the Bank’s activities. These scenarios can replicate past events (such as crises) or, conversely, determine plausible scenarios that are unrelated to past events. A minimum of three types of scenarios are defined (plausible, severe and extreme) which, together with VaR, make it possible to obtain a much more complete spectrum of the risk profile.

The positions are monitored daily through an exhaustive control of changes in the portfolios, the aim being to detect possible incidents and correct them immediately. The daily preparation of an income statement is an excellent risk indicator, insofar as it allows us to observe and detect the impact of changes in financial variables on the portfolios.

Lastly, due to their atypical nature, derivatives and credit trading management (actively traded credit – Trading Book) activities are controlled by assessing specific measures on a daily basis. In the case of derivatives, these measures are sensitivities to fluctuations in the price of the underlying (delta and gamma), in volatility (vega) and in time (theta). For credit trading management activities, the measures controlled include sensitivity to spread, jump-to-default and position concentrations by rating level.

With respect to the credit risk inherent in the trading portfolios (Credit Trading portfolios), and in keeping with the recommendations made by the Basel Committee of Banking Supervision, an additional measure has been introduced, the Incremental Risk Charge (IRC), in order to cover the default risk which is not properly captured in the VaR, through the variation of the related market prices of credit spreads. The instruments affected are basically fixed-income bonds, , derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method used to calculate the IRC, is defined globally at Group level.

c.3) Balance-sheet management

Interest rate risk

The Bank analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

On the basis of the balance-sheet interest rate position, and considering the market situation and outlook, the necessary financial measures are adopted to align this position with that desired by the Bank. These measures can range from the taking of positions on markets to the definition of the interest rate features of commercial products.

The measures used by the Bank to control interest rate risk in these activities are the interest rate gap, the sensitivity of net interest margin (NIM) and market value of equity (MVE) to changes in interest rates, the duration of capital, value at risk (VaR) and scenario analysis.

Interest rate gap of assets and liabilities

The interest rate gap analysis focuses on the mismatches between the interest reset periods of on-balance-sheet assets and liabilities and of off-balance-sheet items. This analysis facilitates a basic snapshot of the balance sheet structure and enables concentrations of interest rate risk in the various maturities to be detected. Additionally, it is a useful tool for estimating the possible impact of potential changes in interest rates on the entity's net interest margin and market value of equity.

The flows of all the on- and off-balance-sheet aggregates must be broken down and placed at the point of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analyzed and estimated using an internal model.

Net interest margin (NIM) sensitivity

The sensitivity of the net interest margin measures the change in the expected accruals for a specific period (12 months) given a shift in the interest rate curve.

The sensitivity of the net interest margin is calculated by simulating the margin both for a scenario of changes in the interest rate curve and for the current scenario, the sensitivity being the difference between the two margins so calculated.

Market value of equity (MVE) sensitivity

The sensitivity of the market value of equity is a complementary measure to the sensitivity of the net interest margin.

This sensitivity measures the interest rate risk implicit in the market value of equity based on the effect of changes in interest rates on the present values of financial assets and liabilities.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Value at risk (VaR)

The value at risk for balance sheet aggregates and investment portfolios is calculated by applying the same standard as that used for trading: historical simulation with a confidence interval of 99% . Statistical adjustments were made to enable the swift and efficient incorporation of the most recent events that condition the level of risk assumed.

c.4) Liquidity risk

Liquidity risk is associated with the Bank’s ability to finance its commitments at reasonable market prices and to carry out its business plans with stable sources of funding. The Bank permanently monitors maximum gap profiles.

The measures used to control liquidity risk in balance sheet management are the liquidity gap, liquidity ratios, stress scenarios and contingency plans.

Liquidity gap

The liquidity gap determines the inflow and outflow of funds for assets, liabilities (note 42.d) and off-balance sheet accounts at a given time horizon, making it possible to analyze mismatches between the Bank's expected inflow and outflow of funds.

A liquidity gap may be prepared and analyzed as divided into local currency liquidity gap and foreign currency liquidity gap, under which cash and cash equivalents, inflows and outflows and strategies are segregated into local and foreign currency, respectively.

The Bank prepares three types of Liquidity Gap analyses:

1 - Contractual liquidity gap

The Contractual Liquidity Gap determines the contractual maturity flows of the Bank’s major products on a consolidated basis, and any existing mismatches. It also informs the available liquidity in one day and the consumption of or increase in liquidity in the period.

2 - Operational liquidity gap

Daily cash monitoring and management considering the market situation, maturities and renewal of assets and liabilities, liquidity requirement and specific events.

3 - Projected liquidity gap

Based on the Contractual Liquidity Gap, new maturity flows are projected considering the Bank’s budget plan.

Liquidity ratios

In addition to the Liquidity Gap analysis, a Structure Liquidity model is also prepared to assess the structure profile of the sources and uses of the Bank’s funds, which includes Liquidity Ratio studies.

The key Liquidity Ratios analyzed are as follows:

• Deposits / Lending operations – measures the Institution’s ability to finance lending operations with more stable and lower-cost funding.

• Stable Liabilities / Permanent Assets – measures the ration between Capital + Other Stable Liabilities and Investments + Other Permanent Assets.

• Market Funding / Total Assets – measures the percentage of the Group’s assets financed with less stable and higher-cost funding.

• Short-term market funding / Market Funding – measures the percentage of probable liquidity loss (less than 90 days) on total less stable funding.

• Net Assets / Short-term Market Funding – measures the commitment ratio of highly-liquid assets and probable liquidity loss(less than 90 days).

Scenario analysis / Contingency plan

Liquidity management requires an analysis of financial scenarios where possible liquidity issues are evaluated. For this, crisis scenarios are built and then studied. The model used for this analysis is the Liquidity Stress Test.

The Liquidity Stress Test assesses the institution’s financial structure and ability to resist and respond to the most extreme situations.

The purpose of the Liquidity Stress Test is to simulate adverse market conditions, making it possible assess impacts on the institution’s liquidity and payment ability, so as to take preventive actions or avoid positions that may adversely affect liquidity in worst-case scenarios.

Scenarios are determined based on an analysis of the market commitment during prior crises and future estimates. Four scenarios with different intensity levels are prepared.

Based on an analysis of the stress models, the Minimum Liquidity concept was determined, which is the minimum liquidity required to support the liquidity losses of up to 90% for 90 days in all crisis scenarios simulated.

Based on the results obtained through the Liquidity Stress Test, the Bank prepares its Liquidity Contingency Plan, which is a formal combination of preventive and corrective actions to be taken in liquidity crisis scenarios.

The Liquidity Contingency Plan is primarily intended to the following:

• Crisis identification – the preparation of a Liquidity Contingency Plan requires the determination in advance of a measurable parameter determining the institution’s liquidity condition and structure. This parameter is the Liquidity Minimum Limit determined by the Liquidity Stress Test. When this limit is exceeded, there is a liquidity crisis environment, and thus, the Contingency Plan is used.

• Internal Communication – after the crisis is identified, it is necessary to establish clear communication channels to mitigate the problems raised. People held accountable for taking these contingency actions should be notified of the extent of the contingency and measures to be taken.

• Corrective actions – Actions intended to actually generate the funds required to solve or mitigate the effects of crisis, as follows:

- Assess the type and severity of the crisis;

- Identify the most impacted segment;

- Put in practice the measures planned to generate funds, considering the required amount and cost of the additional resource, either financial or image cost.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

ALCO reviews and approves stress models, Minimum Liquidity and Contingency Plan on a semi-annual basis.

If adverse market conditions occur, ALCO may review and approve new models, Minimum Liquidity and Contingency Plan on a need basis.

c.5) Structural foreign currency risk / Hedges of results / Structural equities risk

These activities are monitored by measuring positions, VaR and results.

c.5.1) Complementary measures

Calibration and test measures

Back-testing consists of performing a comparative analysis between VaR estimates and daily “clean” results (profit or loss on the portfolios at the end of the preceding day valued at following-day prices). The aim of these tests is to verify and provide a measure of the accuracy of the models used to calculate VaR.

Back-testing analyses performed at the Santander Bank comply, at the very least, with the BIS recommendations regarding the verification of the internal systems used to measure and manage financial risks. Additionally, the Santander Bank also conducts hypothesis tests: excess tests, normality tests, Spearman’s rank correlation, average excess measures, etc.

The assessment models are regularly calibrated and tested by a specialized unit.

c.6) Control system

Limit setting

The limit setting process is performed together with the budgeting activity and is the tool used to establish the assets and liabilities available to each business activity. Limit setting is a dynamic process that responds to the level of risk considered acceptable by senior management.

The limits structure requires a process to be performed that pursues, inter alia, the following objectives:

1. To identify and delimit, in an efficient and comprehensive manner, the main types of financial risk incurred, so that they are consistent with business management and the defined strategy.

2. To quantify and communicate to the business areas the risk levels and profile deemed acceptable by senior management so as to avoid undesired risks.

3. To give flexibility to the business areas for the efficient and timely assumption of financial risks, depending on market changes, and for the implementation of the business strategies, provided that the acceptable levels of risk are not exceeded.

4. To allow business makers to assume risks which, although prudent, are sufficient to obtain the budgeted results.

5. To delimit the range of products and underlyings with which each Treasury unit can operate, taking into account features such as assessment model and systems, liquidity of the instruments involved, etc.

c.7) Risks and results in 2012

Trading

The average VaR of the Bank’s trading portfolio in 2012 was R$20.8 million (2011 – R$21.7 million and 2010 - R$27.2 million). The dynamic management of this profile enables the Bank to change its strategy in order to capitalize on the opportunities offered by an environment of uncertainty.

c.7.1) Balance sheet management (1)

Interest rate risk

Convertible currencies

At 2012 year-end, the sensitivity of the net interest margin at one year to parallel increases of 100 basis points applied to Banco Santander portfolios was concentrated on the BRL interest rate curve was negative by R$271.62 million.

Also at 2012 year-end, the sensitivity market value of equity to parallel increases of 100 basis points applied to the Banco Santander in the BRL interest rate curve was negative by R$1,532.94 million.

Quantitative risk analysis

The interest rate risk in balance sheet management portfolios, measured in terms of sensitivity of the net interest margin (NIM) at one year to a parallel increase of 100 b.p. in the interest rate curve, increased R$9 million over 2012, reaching a maximum of R$272 million in the month in December. The sensitivity value increased R$41 million during 2012. The main factors that occurred in 2012 and influenced the growth of this sensitivity were:

- Growth of loans portfolio, increasing MVE in R$ 84 million;

- Duration increase of pre-fixed Brazilian sovereign bonds, increasing MVE in R$ 94 million;

- Sale of 181.420 contracts of DI futures (Cash Flow Hedge): decreasing MVE in R$ 144 million.

Thousands of Reais
	2012	2011	2010
Sensibilities
Net Interest Margin	272	263	254
Market Value of Equity	1,533	1,492	1,249
Value at Risk - Balance
VaR	296	252	309
(1)   Includes the balance sheet total, except for the financial assets and liabilities held for trading.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Structural liquidity management

Structural liquidity management seeks to finance the Bank’s recurring business with optimal maturity and cost conditions, avoiding the need to assume undesired liquidity risks.

The main features of the structural liquidity management in 2012 were as follows:

• Ample structural liquidity position. Since Santander is basically a commercial bank, customer deposits constitute the main source of liquidity in its financing structure. These deposits, combined with capital and other similar instruments, enable the Bank to cover most of its liquidity requirements and, as a result, the financing raised in wholesale markets is moderate with respect to the size of its balance sheet.

•  In Brazil, the legal reserve requirement takes a considerable part of the funding.

• Obtainment of liquidity through diversification in instruments. Additionally, subordinated and senior debts have an overall long maturity.

• The local balance sheet should be self-funded.

• Based on stress test results, a minimum liquidity buffer is maintained.

• Santander reliance in international funding is not considerable.

• The aim is that hard currency related activities be funded with third parties hard currency funding.

• Though, given that potential disruptions in this market, Banco Santander has mechanisms to use the local liquidity in order to support hard currency activities.

• High capacity to obtain on-balance-sheet liquidity. Government bond positions are held for liquidity management purposes.

• The Bank performs control and management functions, which involves planning its funding requirements, structuring the sources of financing to achieve optimum diversification in terms of maturities and instruments, and defining contingency plans.

In practice, the liquidity management performed by the Bank consists of the following:

• Each year, a liquidity plan is prepared on the basis of the financing needs arising from the budgets of each business. Based on these liquidity requirements and taking into account certain prudential limits on the obtainment of short-term market financing, the Bank establishes an issue and securitization plan for the year.

• Throughout the year the Bank periodically monitors the actual changes in financing requirements and updates this plan accordingly.

• Control and analysis of liquidity risk. The primary objective is to guarantee that the Bank has sufficient liquidity to meet its short- and long-term financing requirements in normal market situations. To this end, the Bank employs certain balance-sheet control measures, such as the liquidity gap and liquidity ratios.

Simultaneously, various scenario (or stress-scenario) analyses are conducted which consider the additional requirements that could arise if certain extreme but plausible events occur. The aim pursued is to cover a broad spectrum of situations that are more or less likely to affect the Bank, thus enabling it to prepare the related contingency plans.

c.8) Sensitivity analysis

The risk management is focused on portfolios and riskfactors pursuant to the requirements of regulators and good international practices.

Financial instruments are segregated into trading and banking portfolios, as in the management of market risk exposure,  according to the best market practices and the transaction classification and capital management criteria of the Basileia II New Standardized Approach of regulators. The trading portfolio consists of all transactions with financial instruments and products, including derivatives, held for trading, and the banking portfolio consists of core business transactions arising from the different Banco Santander business lines and their possible hedges. Accordingly, based on the nature of  Banco Santander’s activities, the sensitivity analysis was presented for trading and banking portfolios.

Banco Santander performs the sensitivity analysis of the financial instruments in accordance with requirements of regulatory bodies and international best practices, considering the market information and scenarios that would adversely affect the positions of the Bank.

The table below summarizes the stress amounts generated by  Banco Santander’s corporate systems, related to the banking and trading portfolio, for each one of the portfolio scenarios as at December 31, 2012.
Trading portfolio
		2012
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(11,496)	(238,391)	(476,783)
Coupon Interest Rate	Exposures subject to changes in coupon rate of interest rate	(11,516)	(78,209)	(156,418)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(3,615)	(530)	(1,059)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(20)	(220)	(440)
Foreign currency	Exposures subject to foreign exchange	(139)	(3,465)	(6,931)
Eurobond/Treasury/Global	Exposures subject to changes in interest rate negotiated roles in international market	(2,137)	(9,629)	(19,257)
Inflation	Exposures subject to change in coupon rates of price indexes	(9,420)	(90,228)	(180,455)
Shares and Indexes	Exposures subject to change in shares price	(814)	(20,343)	(40,686)
Other	Exposures not meeting the previous settings	(557)	(8)	(16)
Total (1)		(39,714)	(441,023)	(882,045)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves and 1% to price changes (currency stock market and spot positions);

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

Portfolio Banking
		2012
Risk Factor	Description	Scenario 1	Scenario 2	Scenario 3
Interest Rate - Reais	Exposures subject to changes in interest fixed rate	(36,192)	(728,811)	(1,372,543)
TR and Long-Term Interest Rate - (TJLP)	Exposures subject to changes in coupon of TR na TJLP	(9,644)	(205,091)	(386,553)
Inflation	Exposures subject to change in coupon rates of price indexes	(1,462)	(13,098)	(25,872)
Coupon - US Dollar	Exposures subject to changes in coupon US Dollar rate	(81,689)	(302,486)	(628,257)
Coupon - Other Currencies	Exposures subject to changes in coupon foreign currency rate	(10,432)	(67,027)	(147,911)
Interest Rate Markets International	Exposures subject to changes in interest rate negotiated roles in international market	(84,457)	(325,515)	(625,725)
Total (1)		(223,876)	(1,642,028)	(3,186,861)
(1) Amounts net of taxes.

Scenario 1: a shock of 10 base points on the interest curves;

Scenario 2: a shock of +25% and -25% in all risk factors, are considered the greatest losses per risk factor;

Scenario 3: a shock of +50% and -50% in all risk factors, are considered the greatest losses per risk factor.

d) Operational and Technological Risks and Internal Controls - SOX

Banco Santander’s corporative areas, responsible for technological and operational risk management and Internal controls are under the supervision of various vice-presidents, with structures, procedures, methodologies, tools and specific internal models guaranteed through an appropriate  managerial model permitting the identification, capture, assessment, control, monitoring, mitigation and reduction of  operational risk events and losses. In addition, the management and prevention of operational and technological risks, the continuity of the business and the continuous strengthening of the internal control system, meets the requirements of the regulators, the New Basel Accord (BIS II) and the Sarbanes-Oxley Act (SOX). It is also aligned with the guidelines set forth by Banco Santander Spain, which are based on the COSO - Committee of Sponsoring Organizations of the Treadway Commission – Enterprise Risk Management – Integrated Framework.

The procedures developed and adopted are intended to ensure Banco Santander’s continuing presence among the select group of financial institutions recognized as having the best operational risk management practices, thereby helping to continuously improve its reputation, solidity and reliability in the local and international markets.

Top management plays an active part, aligned with the mission of the areas, recognizing, participating and sharing responsibility for the continuous improvement of the operational and technological risk management culture and structure, as well as of the internal control system, in order to ensure compliance with the established objectives and goals, as well as the security and quality of the products and services provided.

Banco Santander’s Board of Directors opted to adopt the Alternative Standardized Approach (ASA) to calculate the installment of Required Notional Equity (PRE) related to operational risk.

The 2012 review of the effectiveness of internal controls in the Banco Santander companies, in accordance with section 404 of the Sarbanes-Oxley Act, was concluded in March 2013 and found no evidence of any material issues.

d.1) Operational and Technological Risks Area (ROT)

This area is responsible for implementing best practices in regard to operational and technological risk management and controls, as well as business continuity management Such practices are designed to help managers meet strategic goals, contribute to Santander’s decision-making process and the daily course of its activities and ensure compliance with all legal and regulatory requirements, thus maintaining the Bank’s reputation, reliability and solidity.

The foundations of the model adopted for the management and control of operational and technological risks combine both a centralized and decentralized approach.

Centralized approach: determines that the Operational Risk area is responsible for the control of operational and technological risks, corresponding to the following activities: the identification, assessment, capture, monitoring, control, analysis, consolidation, mitigation and modeling of significant operational risks and the events and losses resulting from such risks, encompassing all of Banco Santander’s areas, processes and institutions.

De-centralized approach: determines that the management of operational and technological risks is the responsibility of the organization’s area, process and product managers, aided by operational risk and internal control representatives, and supported by the policies, methodologies and tools defined by the ROT. Managers identify and communicate operational risk events to the ROT for registration in the historical event and loss database and in order to develop and implement corrective and preventive measures.

Banco Santander does everything possible to ensure the convergence and consistent integration of best operational risk control and management practices. With this in mind it also adopts qualitative and quantitative focuses, and the management and control of technological risks and business continuity.

d.2) Qualitative and Quantitative Focuses

The qualitative focus aims to identify and prevent operational risks, as well as define the risk profile of the areas, processes and products, seeking to strengthen the internal control environment and monitor key qualitative operational risk indicators (KRIs).

The quantitative focus is correlated with the qualitative one, helping to detect, correct and prevent operational risks, as well as providing a mechanism for analyzing and making strategic and operational decisions.

Both focuses are responsible for providing methodologies and tools to assist managers in identifying and assessing risks and controls, as well as defining the operational risk profiles of the areas, processes and products. They also help in the implementation of policies, rules, procedures and tools to maintain the flow of capturing risk events, losses and key operational risk indicators, consolidating them into a single database, allowing analysis of the respective risks, identification of their main causes, and, together with the responsible managers, the coordination and effective implementation of action plans to mitigate and reduce operational risks and losses.

d.3) Management and Control of Technological Risks

Helps managers to identify and evaluate technological risks and their respective internal controls in specific relation to technology-related processes and activities. It also defines methodologies and tools, working closely with corporate management and coordination with those responsible for preventing and reducing the impacts caused by technological risk events.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.4) Management of Business Continuity

Responsible for coordinating and controlling the implementation, maintenance and updating of the Business Continuity Management (GCN) methodology of Santander’s various areas.

Its main goal is to preserve the integrity of the organization’s people, values and commitments, in addition to evaluating the need to develop and implement the Business Continuity Plan and the consequent formalization of procedures and alternative infrastructure to ensure the continuity of Santander’s core businesses with its stakeholders. These plans are developed through the evaluation of impacts caused by a possible interruption of activities as a result of extreme events that may affect the Company.

The main results are:

• Analysis of Business Impact – BIA;

• Business Continuity Plan – PCN;

• Contingency structure activation tests; and

• Group Crisis Response – GRC.

d.5) Scope and Sustainability

The scope of Santander’s operational and technological risk management, as well as its business continuity management, exceeds the allocation of regulatory capital. Acting in an ethical and professional manner, the control of operational and technological risks generates important advantages for the Bank, ensuring its sustainable development, including:

• Improved operational efficiency and productivity in activities and processes and optimization of the allocation of economic and regulatory capital.

• Compliance with existing regulations (Bacen, CVM, Susep and BIS-II), as well as with new requirements, and monitoring timely responses to requests from regulatory bodies.

• Strengthening of the Bank’s reputation and improving the risk/return ratio for its stakeholders.

• Maintaining and preserving the quality and reliability of the Bank’s products and services, as well as those of its related parties.

• Identifying and addressing in a timely manner the need to correct vulnerabilities in processes and conduct business continuity and damage control tests.

• Development and application of training programs through online and on-site courses aiming to disseminate the operational and technological risk and GCN culture.

• Propagation of the operational risk management and control culture through internal communications (intranet, printed material and other means), thereby reinforcing accountability.

This solid and efficient structure permits the continuous enhancement of existing methodologies and the further dissemination of the culture of responsibility in regard to the management and control of operational risk events.

d.6) Differential factor

The Operational Risk area invests in the development, training and updating of its professionals so they can keep up with changes in the business environment, in addition to offering training programs for other professionals through the intranet and on-site courses.

This has made a significant contribution to Banco Santander consistently achieving its strategic and operational goals, by providing knowledge of the exposure to assumed operational risks and the controlled environment, maintaining the Bank’s low-risk profile and ensuring the sustainable development of its operations. In this context, the following are particularly important:

• Annual Operational and Technological Risk Prevention and Control Week.

• Maintenance of the New Employee Interaction Program, “A single voice,” with lectures on responsibility and operational risk management.

• Training on the necessary procedures for evaluating the internal control environment.

• Mandatory training for all Santander employees through Netcursos, addressing the issue of operational risks and business continuity.

• The creation, dissemination and maintenance of Instruction Manuals, promoting corporate values and commitment.

• Coordination of the annual process for projecting losses caused by operational risks, defining action plans to reduce these losses and for accountability.

• Development of key risk indicators, aiming to ensure absolute and relative analyses based on volumetry and market analysis.

• Integration with the other areas of the Bank, electing representatives for the most important ones, including the technology area.

d.7) Outlook

As a result of the structure, methodology and management model it has developed and adopted and which has proved its effectiveness through the implementation of improved internal controls and the identification of risk exposure, Banco Santander is expected to further strengthen its position in the local and international markets, while consolidating this strategy, in order to maintain its recognition as an innovative institution in regard to managing  and controlling operational and technological risks and managing business continuity.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

d.8) Communication Policy

The Operational Risk area is part of Banco Santander’s governance structure and produces a series of specific monthly reports for senior management detailing events that occurred, the main activities undertaken, and the corrective and precautionary action plans identified and monitored, ensuring transparency and providing knowledge for governance forums.

Every six months, it produces a Report on the Management and Control of Operational and Technological Risks, the Management of Business Continuity and the Evaluation of Internal Controls, which is presented to the Bank’s Board of Directors for its awareness and to enable it to take resolutions on the results and activities developed in the period.

Additional information can be obtained from the Bank’s Social and Annual Reports on its website.

Internal Controls and the Sarbanes-Oxley Act Area (Sox)

The Bank instituted the SOX Internal Controls area in order to strengthen the monitoring and continuous enhancement of the Internal Controls Model (MCI) through the implementation and coordination of this Model, which aims to reduce risks in the preparation and disclosure of financial statements.

The area is responsible for implementing and maintaining the SOX Internal Controls Model (MCI), which is consolidated by information documented in a single database (the SOX System), with access to the responsible managers and other authorized users, including auditors, through the local intranet or email.

The system helps Management administer the MCI, in addition to documenting sub-processes and associated risks and controls. It is also used by the managers responsible to certify controls, sub-processes, processes, activities and subgroups, in order to ensure that there are no problems with the financial statements to be certified by the Chief Executive Officer and Executive Vice-President.

The methodology adopted by the Bank establishes the periodic evaluation of the internal control systems aiming to:

- Based on established and performed tests, obtain a reasonable degree of security in relation to the design and operation of the control activities documented in the Internal Controls Model;

- Ensure the proper operation of control activities for all transactions and during the entire year;

- Obtain information to support corrective measures to resolve any deficiencies in internal controls; and

- Develop a sustainable test program to enable periodic evaluations by Santander’s management.

Responsibilities of the Sox Internal Controls area

To help strengthen the SOX Internal Control Model to ensure compliance with the requirements of the Sarbanes-Oxley Act of 2002.

In order to comply with the requirements of this law, Santander adjusted its Internal Controls Model (MCI) to stricter international standards, which are in line with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), encompassing strategic, operational, financial disclosure and compliance elements.

The methodology includes the following periods for internal certification:

- semiannual certification – beginning of the second half: resulting from the evaluation of the design and operation of the control activities in relation to the first half.

- annual certification – beginning of the following year: resulting from the evaluation of the design and operation of controls in the second half or during the year ended – annual controls are not included in the semiannual certification.

In addition, it prepares a semiannual report to evaluate the quality and compliance of the internal control systems and to identify material distortion risks that may impact the financial statements, as well as evaluate the quality of the internal control environment that permits the correct preparation and disclosure of the financial statements, thus meeting the requirements of the regulatory bodies. The internal controls report considers the entire Internal Controls Model methodology developed, applied and monitored under the Sox System.

The main goals of the area are:

•  To disseminate the risk management and internal control culture throughout the various levels of the Organization;

•  To implement and provide formal maintenance of the Risk and Control Model based on a consistent methodology (COSO and COBIT) accepted by the inspection bodies and including all the relevant areas;

•  To document the operational flow, allowing the process to be viewed as a whole, identifying material risks and controls involving the business and the improvement of processes;

•  To provide support for the conclusion that the Internal Control Model is appropriate for the nature and complexity of the respective businesses;

•  To validate the identified and documented controls in order to mitigate potential material risks of the activities through effectiveness tests in regard to design and operation.

e) Reputational Risk

e.1) Reputational Risk

Reputational risk is the exposure arising from negative public opinion, irrespective of whether this opinion is based on facts or merely on public perception. Accordingly Santander Bank aims to offer the most suitable product according to the customer profile.

e.2) Compliance

The Compliance Risk is the legal risk or regulatory sanctions, financial loss, or damages to the Bank reputation as a result of failure to comply with laws, regulations, codes of conduct and good banking practice. The Compliance at Santander Bank has a proactive approach, working in educational processes, monitoring and corporate communications.

Operates independently and reports to Senior Management, Regulatory Compliance Panel, contributing to maintain the bank's reputation.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

e.3) Directives

a. Compliance principles – Ethics and Conduct in the Securities Markets

The Bank’s ethical principles and conduct parameters are established in internal policies which are made available to all employees. Conduct Code in the Securities Markets and its formal acknowledgement is mandatory to all staff working close to securities markets.  Proper communication channels are in place to clarify doubts and complaints from employees, and monitoring and controls are conducted in a way that adherence to the rules established is secured.

b. Anti-money laundering

The Bank’s anti-money laundering policies and terrorism financing prevention are based on the knowledge and rigorousness of the acceptance of new clients, complemented by the continuous scrutiny of all transactions where the Bank are involved in. The importance given to the theme is reflected on the direct involvement of senior management, namely the Operational Money Laundering Prevention Committee, which meets each trimester to deliberate on issues regarding the theme and to be directly involved with new clients acceptance and suspicious transactions reporting.

c. New products and services and suitability

All new products and services are debated/analyzed in internal committees on several levels until their risks are completely minimized, the Corporate Commercialization  Committee (Comité Corporativo de Comercialización - CCC), integrated by senior executives of Santander (Spain), being the ultimate approval instance. After the approval these products and services are monitored, in order to identify events in a timely manner that may pose reputational risk, reported to the Comitê Local de Comercialização (Local Commercialization Committee).

f) Compliance with the new regulatory framework

The Santander Bank has assumed from the outset a firm commitment to the principles underlying the “Revised Framework of International Convergence of Capital Measurement and Capital Standards” (Basel II). This framework allows entities to make internal estimates of the capital they are required to hold in order to safeguard their solvency against events caused by various types of risk. As a result of this commitment, the Santander Bank has devoted all the human and material resources required to ensure the success of the Basel II implementation plan. For this purpose, a Basel II team was created in the past, consisting of qualified professionals from the Bank’s different areas: mainly Risks, Technology and Operations, the Controller’s Unit, Financial Management, Internal Audit −to verify the whole process, as the last layer of control at the entity−, and Business −particularly as regards the integration of the internal models into management. Additionally, specific work teams have been set up to guarantee the proper management of the most complex aspects of the implementation.

Supplementing the efforts of the Basel II operating team, Santander Bank senior management has displayed total involvement from the very beginning. Thus, the progress of the project and the implications of the implementation of the New Capital Accord for the Santander Bank have been reported to the management committee and to the board of directors on a regular basis.

In the specific case of credit risk, the implementation of Basel II entails the recognition, for regulatory capital purposes, of the internal models that have been used for management purposes.

The Bank intends to apply, over the next few years, the advanced internal ratings-based (AIRB) approach under Basel II for substantially all its banks, until the percentage of net exposure of the loan portfolio covered by this approach is close to 100%.

Given the medium-low risk profile characterizing Santander’s business activities, since it focuses primarily on commercial banking (corporations, SMEs and individuals), and the significant diversification of the Bank’s risk and business profiles will enable it to offset the additional capital requirements arising from the Internal Capital Adequacy Assessment Process (presented under Pillar 2), which takes into account the impact of risks not addressed under Pillar 1 and the benefits arising from the diversification among risks, businesses and geographical locations.

In addition to the supervisory validation and approval process, the Banco Santander continued in 2012 with the project for the progressive implementation of the technology platforms and methodological developments required for the roll-out of the AIRB approaches for regulatory capital calculation purposes. Therefore, the Bank expects to apply advanced approaches for the calculation of regulatory capital requirements at its business units in Brazil in 2014, after the required approval from the supervisory authorities has been obtained.

Regarding the other risks addressed under Pillar I of Basel II, the Banco Santander is developing internal models for market risk and will remain using the standardized method for operational risk, since it considers the premature use of advanced models (AMA) for this purpose . Regarding the Market Risk, Banco Santander presented his candidacy in the second half of 2011, pending approval with the regulators for the use of internal models for calculating regulatory capital.

Pillar 2 is another significant line of action under the Basel II Corporate Framework. In addition to reviewing and strengthening the methodology supporting the economic capital model, the technology was brought into line with the platform supporting Pillar 1, so that all the information on credit risk will come from this source when Brazil implement internal models under Pillar I.

Besides the Basel II implementations, Santander Bank is involved with the studies for the implementation of Basel III, as  preliminaries guidelines and the schedule released by Basen. The studies involve methodology for ascertainment of the Regulatory Capital, minimum Requirements of RC’s maintenance, level I from RC and Total Capital and Creation of Additional of Countercyclical Buffers and Conservation.

f.1) Internal validation of risk models

Internal validation is a pre-requisite for the supervisory validation process. A specialized unit of the Entity, with sufficient independence, obtains a technical opinion on the adequacy of the internal models for the intended internal or regulatory purposes, and concludes on their usefulness and effectiveness. This unit must also assess whether the risk management and control procedures are adequate for the Entity’s risk strategy and profile.

In addition to complying with the regulatory requirement, the internal validation function provides an essential support to the risk committee and the local risk committees in the performance of their duties to authorize the use of the models (for management and regulatory purposes) and in their regular reviews, since senior management must ensure that the Entity has appropriate procedures and systems in place for the monitoring and control of credit risk.

Internal model validation at the Santander Bank encompasses credit risk models, market risk models, option pricing models and the economic capital model. The scope of the validation includes not only the more theoretical or methodological aspects, but also the technology systems and the quality of the data they provide, on which their effective operation relies, and, in general, all the relevant aspects of advanced risk management (controls, reporting, uses, involvement of senior management, etc.). Therefore, the aim of internal validation is to review quantitative, qualitative, technological and corporate governance-related aspects.

The internal validation function is located, at corporate level, within the Integrated Risk Control and Internal Risk Validation area (CIVIR) and reports directly to head office (the third deputy chairman of the Bank and to the chairman of the risk committee) in Madrid. This function is performed at a global and corporate level in order to ensure uniformity of application. The need to validate models implemented at thirteen different units subject to nine different local supervisors, combining efficiency and effectiveness, made it advisable to create four corporate validation centers located in Madrid, London, New York and Sao Paulo. This facilitates the application of a corporate methodology that is supported by a set of tools developed internally by the Santander Bank which provide a robust corporate framework for application at all the Bank’s units and which automate certain verifications to ensure efficient reviews.

It should be noted that the Santander Bank’s corporate internal validation framework is fully consistent with the internal validation criteria for advanced approaches issued by regulators. Accordingly, the Bank maintains the segregation of functions between internal validation and internal audit, which, in its role as the last layer of control at the Bank, is responsible for reviewing the methodology, tools and work performed by internal validation and for giving its opinion on the degree of effective independence.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

f.2) Capital Management

Capital management considers the regulatory and economic levels. The objective is to achieve an efficient capital structure in terms of cost and compliance, meeting the requirements of the regulatory body and contributing to achieving the goals of the classification of rating agencies and investors' expectations. The capital management includes securitization, sale of assets, raising capital through issue of shares, subordinated liabilities and hybrid instruments.

From an economic standpoint, capital management seeks to optimize value creation at the Bank and at its different business segment. To this end, the economic capital, RORAC (return on risk-adjusted capital) and value creation data for each business segment are generated, analyzed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Pillar 2 of the Basel Capital Accord), the Group uses an economic capital measurement model with the objective of ensuring that there is sufficient capital available to support all the risks of its activity in different economic scenarios, with the solvency levels agreed upon by the Group.

In order to adequately manage the Bank’s capital, it is essential to estimate and analyze future needs, in anticipation of the various phases of the business cycle. Projections of regulatory and economic capital are made based  in financial projections (balance sheet, income statement, etc.) and on macroeconomic scenarios estimated by the Economic Research Service. These estimates are used by the Bank as a reference to plan the management actions (issues, securitizations, etc.) required to achieve its capital targets.

g) Economic capital

g.1) Main objectives

The development of economic capital models across the financial world was aimed at addressing a fundamental problem of regulatory capital, the Risk Sensitiveness.

In this context, economic capital models are primarily designed to yield risk sensitive estimations allowing a more accurately management risk, as well as a better economic capital allocation among different units within the organization.

The Banco Santander has been making all the efforts to build a robust economic capital model and integrate it fully in the management of the business.

The main objectives of Banco Santander’s Economic Capital framework are:

1 – Consolidate Pillar I and other risks that affect business activities into a single quantitative model, as well as fine tune capital estimations by establishing correlations between the different risks;

2 – Quantify and monitor variations on different types of risk;

3 – Distribute capital consumption for the main portfolios and manage its return on capital efficiency (RoRAC);

4 – Estimate the Economic Value Added for each business unit. The Economic profit must surpass the group’s Cost of Capital;

5 – Compliance with the home and host regulators in the process of the supervisory review of Pillar II.

g.2) The Economic Capital Model

When calculating economic capital, it is the Bank’s responsibility to define the levels of losses that must be covered. Thus, it uses a level of confidence necessary to ensure the continuation of its business. Santander has adopted a confidence level above the 99.90% required by Basel II.

The risk profile in Brazil is distributed by the risks of Credit, Market, ALM, Business, Operational and Fixed Assets. However, to anticipated the changes proposed by Basel III, there are new risks introduced to the Economic Capital Model: Intangible Assets, Pension Funds (Defined Benefit) and Deferred Tax Assets, which allow the Bank to adopt a more conservative and prudent management.

% Capital		2012	2011	2010
Risk Type	New Methodology	Comparison
Credit	57%	65%	63%	53%
Market	4%	4%	4%	7%
ALM	5%	6%	7%	12%
Business	8%	9%	9%	11%
Operational	13%	14%	16%	16%
Fixed Assets	1%	1%	1%	1%
Intangible Assets	4%	-	-	-
Pension Funds	3%	-	-	-
Deferred Tax Assets	5%	-	-	-
TOTAL	100%	100%	100%	100%

Nevertheless,the Credit is the main source of Santander’s risk and the increase of the loan portfolio is the main responsible for your change over year. The Credit risk is respectively followed by the Operational risk, Business risk and ALM risk, as the most representative.

The Operational Risk is assessed by the Standardized approach which applies Beta factors to the Gross Income that is very punitive for countries with high spreads such as Brazil.

BancoSantander periodically assesses the level and evolution of the RORAC of its main business units. The RORAC is the profit generated over its economic capital employed, and is calculated using the following formula:

RoRAC=Profit/Economic Capital

BancoSantander also conducts capital planning aiming to obtain future projections of economic and regulatory capital. The forecasts obtained are incorporated into the various scenarios in a coherent way, including their strategic objectives (organic growth, M&A, pay-out ratio, debt issues, etc). Possible capital management strategies are identified to optimize the Bank’s solvency and return on capital.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

RoRAC

Banco Santander has been using RoRAC, with the following purposes:

1 – To analyze and set a minimum price for operations (admissions) and clients (monitoring);

2 – To estimate the capital consumption of each client, economic groups, portfolio or business segments in order to optimize the allocation of economic capital, thus maximizing the bank’s efficiency; and

3 – To measure and follow the performance of its businesses.

For assessing each transaction with our global clients the economic capital takes into consideration some variables in order to calculate the Expected and Unexpected losses.

Amongst these variables it is taken into consideration:

1 – Counterparty rating;

2 – Maturity;

3 – Guarantees;

4 – Type of financing;

The return on capital is determined by the cost of capital. In order to create value for the shareholders the minimum return that a transaction must yield must be higher than Banco Santander’s cost of capital. A transaction which does not cover the cost of capital is not approved.

46. Supplementary information – Conciliation of shareholders’ equity and net income

The table below present a conciliation of shareholders’ equity and net income attributed to the parent between standards adopted in Brazil (BRGAAP) and IFRS, with the conceptual description of the main adjustments:

Thousands of Reais	Note	2012	2011	2010

Shareholders' equity attributed under to the Parent Brazilian GAAP		63,451,508	64,428,862	64,438,854
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	7,032	13,840	(251)
Redesignation of financial instruments to available-for-sale	b	460,340	303,686	558,032
Impairment on loans and receivables	c	80,413	1,128,106	220,590
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	394,823	545,763	300,000
Reversal of goodwill amortization	e	13,423,171	9,786,227	6,682,775
Realization on purchase price adjustments	f	1,068,715	708,533	639,520
Share based payments	g	-	34,132	20,976
Others		12,994	(85,820)	82,698
Shareholders' equity attributed to the parent under IFRS		78,898,996	76,863,329	72,943,194
Non-controlling interest under IFRS		237,130	18,960	8,076
Shareholders' equity (including non-controlling interest) under IFRS		79,136,126	76,882,289	72,951,270

Thousands of Reais	Note	2012	2011	2010

Net income attributed to the Parent under Brazilian GAAP		2,725,748	3,548,482	3,888,304
IFRS adjustments, net of taxes, when applicable:
Classification of financial instruments at fair value through profit or loss	a	(20,797)	18,918	(17,887)
Redesignation of financial instruments to available-for-sale	b	(118,847)	18,402	(16,300)
Impairment on loans and receivables	c	(628,474)	907,516	219,630
Deferral of financial fees, commissions and inherent costs under effective interest rate method
	d	(150,940)	245,763	82,795
Reversal of goodwill amortization	e	3,636,944	3,103,452	3,241,146
Realization on purchase price adjustments	f	(59,037)	69,013	(87,581)
Pension plan discount rate	h	-	-	(1,082)
Others		98,009	(172,342)	98,074
Net income attributed to the parent under IFRS		5,482,606	7,739,204	7,407,099
Non-controlling interest under IFRS		10,618	7,928	481
Net income (including non-controlling interest) under IFRS		5,493,224	7,747,132	7,407,580

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

a) Classification of financial instruments at fair value through profit or loss:

Under BRGAAP, all loans and receivables and deposits are accounted for at amortized cost. Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” the financial assets can be measured at fair value and included in the category as “other financial assets at fair value through profit or loss” to eliminate or significantly reduce the accounting mismatch the recognition or measurement derived from measuring assets or liabilities or recognizing gains or losses on them on different bases, which are managed and their performance evaluated on the basis of fair value. Thus, the Bank classified loans, financing and deposits that meet these parameters, as the "other financial assets at fair value through profit or loss", as well as certain debt instruments classified as “available for sale” under BRGAAP. The Bank has selected such classification basis as it eliminates an accounting mismatch in the recognition of income and expenses.

b) Redesignation of financial instruments to available-for-sale:

Under BRGAAP, the Bank accounts some investments, for example, in debt securities at amortized cost and equity securities at cost. At the time of preparing this balance sheet, management revised its strategy for managing their investments and in accordance with the premises of the Central Bank Circular 3068, were reclassified debt securities category for "negotiation" with record in fair value through profit or loss. Under IFRS, the Bank has classified these investments as available for sale, measuring them at fair value with changes recognized in the "Consolidated statements of comprehensive income", within the scope of IAS 39 "Financial Instruments: Recognition and Measurement", which does not allow reclassification of any financial instrument for the fair value through profit or loss category after initial recognition.

c) Impairment on loans and receivables:

On the income refers to the adjust based on estimated losses on loans and receivables portfolio, which was established with based on historical loss of impairment and other circumstances known at the time of evaluation, according to the guidance provided by IAS 39 "Financial Instruments: Recognition and Measurement. These criteria differ in certain aspects of the criteria adopted under BRGAAP, which uses certain regulatory limits set by the Central Bank. Additionally, the equity accumulated adjustments of the allocation of purchase price when the acquisition of Banco Real, according to the requirements of IFRS 3 "Business Combinations".

d) Deferral of financial fees, commissions and other costs under effective interest rate method:

Under IFRS, in accordance with IAS 39 “Financial Instruments: Recognition and Measurement”, financial fees, commissions and other costs that are integral part of effective interest rate of financial instruments measured at amortized cost are recognized in profit or loss over the term of the corresponding contracts. Under BRGAAP these fees and expenses are recognizes directly at income when received or paid.

e) Reversal of goodwill amortization:

Under BRGAAP, goodwill is amortized systematically over a period until 10 years and additionally, the goodwill recorded is measured annually or whenever there is any indication that the asset may be impaired. Under IFRS, in accordance with IAS 38 “Intangible Assets”, goodwill is not amortized, but instead, is tested for impairment, at least annually, and whenever there is an indication that the goodwill may be impaired; comparing its recoverable amount with its carrying value. The tax amortization of goodwill of Banco ABN Amro Real SA represents a difference between book and tax basis of a permanent nature and definitive as the possibility of future use of resources to settle a tax liability is considered remote by management, supported by the opinion of expert external advisors. The tax amortization of goodwill is permanent and definitive, and therefore does not apply to the recognition of a deferred tax liability in accordance with IAS 12, on temporary differences.

f) Realization on purchase price adjustments:

As part of the allocation of the purchase price related to the acquisition of Banco Real, following the requirements of IFRS 3, the Bank has recognized the assets and liabilities of the acquiree to fair value, including identifiable intangible assets with finite lives. Under BRGAAP, in a business combination, the assets and liabilities are kept at their book value. This purchase price adjustment relates substantially to the following items:

• The appropriation related to the value of assets in the loan portfolio. The initial recognition of value of the loans at fair value, adjustment to the yield curve of the loan portfolio in comparison to its nominal value, which is appropriated by its average realization period.

• The amortization of the identified intangible assets with finite lives over their estimated useful lives.

g) Share based payments:

Banco Santander has a local long-term compensation plans linked to payments based in shares. According to IFRS 2 "share based payments", the amount of shares to be paid should be measured at the fair value and accounted in equity, while in BRGAAP it is accounted in "Other Payables - Other". ". In January 2012, the BRGAAP began to adopt CMN Resolution 3,989/11, which eliminated this difference with IFRS.

h) Pension plan discount rate:

In 2010, the BRGAAP used the discount rate used for benefit obligations reflects the nominal interest rate while IFRS, in accordance with IAS 19 “Employee Benefits” used the rate to market yields of debts instruments. In December 2010, BRGAAP began to adopt CVM Resolution 600/2009, which eliminated the asymmetry with the international standard.

47. Subsequent events

Reduction of Santander Leasing S.A. Arrendamento Mercantil’s Capital

The capital of Santander Leasing was reduced without changing the number of shares issued in the amount of R$5,000,000, to be considered excessive to maintain their activities, according to article 173 of Law 6.404/1976 and under the company's EGM, held on January 4, 2013.

Such capital reduction will become effective only: (i) upon approval of Bacen, (ii) 60 days after publication of the minutes of the EGM which deliberated on the capital reduction, there has been no opposition from creditors, and (iii) after prior approval of the majority of the debenture holders of Santander Leasing.

BANCO SANTANDER (BRASIL) S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2012, 2011 AND 2010
(Amounts in thousands of Brazilian Reais - R$, unless otherwise stated)

APPENDIX I – SUBSIDIARIES OF BANCO SANTANDER (BRASIL) S.A.

Thousands of Reais

		Participation %		Stockholders'	Net Gains
Direct and Indirect controlled by Banco Santander (Brasil) S.A.	Activity	Activity	Indirect	Equity	(Losses)
Santander Brasil Asset Management Distribuidora de Títulos e Valores Mobiliários S.A. (2)	Asset Manager	99.99%	100.00%	172,443	55,313
Banco Bandepe S.A. (2)	Bank	100.00%	100.00%	3,168,549	284,022
Santander Leasing S.A. Arrendamento Mercantil (2)	Leasing	78.57%	99.99%	10,247,511	1,063,864
Aymoré Crédito, Financiamento e Investimento S.A. (2)	Financial	100.00%	100.00%	1,117,959	(103,556)
Santander Brasil Administradora de Consórcio Ltda. (2) (11)	Buying club	100.00%	100.00%	108,036	31,028
Santander Microcrédito Assessoria Financeira S.A. (4)	Microcredit	100.00%	100.00%	19,064	6,571
Santander Brasil Advisory Services S.A. (1) (4)	Other Activities	96.52%	96.52%	12,738	1,438
CRV Distribuidora de Títulos e Valores Mobiliários S.A. (2) (5)	Dealer	100.00%	100.00%	25,381	4,256
Santander Corretora de Câmbio e Valores Mobiliários S.A. (2)	Broker	99.99%	100.00%	295,013	63,142
Santander Participações S.A. (1) (4) (5)	Holding	100.00%	100.00%	1,199,541	190,317
Santander Getnet Serviços para Meios de Pagamento S.A. (Getnet) (4) (8)	Other Activities	50.00%	50.00%	53,271	36,481
Sancap Investimentos e Participações S.A. (4)	Holding	100.00%	100.00%	333,744	116,873
Mantiq Investimentos Ltda. (4) (6)	Other Activities	100.00%	100.00%	6,503	1,703
Santos Energia Participações S.A. (4) (6)	Holding	100.00%	100.00%	5,281	(841)
MS Participações Societárias S.A. (4) (9)	Holding	99.97%	99.97%	26,627	(16,577)
Santander Brasil EFC (2) (7)	Financial	100.00%	100.00%	2,018,347	2,263
Santander S.A. Serviços Técnicos, Administrativos e de Corretagem de Seguros (10)	Insurance Broker	60.65%	60.65%	515,951	8,614

Controlled by Sancap
Santander Capitalização S.A. (3)	Savings and annuities	-	100.00%	272,003	116,889

Controlled by Santander Serviços S.A.
Webmotors S.A. (4) (10)	Other Activities	-	100.00%	70,102	9,680

Brazil Foreign Diversified Payment Rights Finance Company	Securitization	-	(a)	-	-
(a) Company over which effective control is exercised, according with IAS 27 – Consolidated and Separate Financial Statements and SIC 12 – Consolidation – Special Purpose Entities, and there is no equity.
(1) At the Extraordinary General Meeting held on August 26, 2011 the following was approved (i) change in name from Santander Advisory Services S.A. to Santander Participações S.A.; (ii) change in name from Santander CHP S.A. to Santander Brasil Advisory Services S.A.; and (iii) amendment of their by-laws in order to change their legal purposes.
(2) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law and standards established by the CMN, the Bacen and document template provided in the Accounting National Financial System Institutions (Cosif) and the CVM, that does not conflict with the rules of Bacen.
(3) The adjusted stockholders' equity and the net income are in accordance with the pronouncements and interpretations issued by the Accounting Pronouncements Committee (CPC) and countersigned by the National Council of Private Insurance (CNSP) and the Susep.
(4) The adjusted stockholders' equity and the net income are in accordance with accounting practices established by Brazilian Corporate Law, in conjunction to technical pronouncement of the CPC, correlated to the International Financial Reporting Standards - IFRS.
(5) On August 31,2011 occurred the partial spin-off of CRV DTVM with the version of the splited portion of Santander Participações, being that the split portion was referring solely to the entire interest held by CRV DTVM in the capital of Santander Securities (Brasil) Corretora de Valores Mobiliários S.A. (Santander Securities). On the same date, Santander Securities was acquired by Santander Participações. On January 23, 2012 the partial spin-off was approved by the Bacen.
(6) Investment acquired in December 2011.
(7) Independent subsidiary in Spain, established in March 2012.
(8) Banco Santander holds power in decisions related to business strategy, also the bank enables to Getnet the use of the branch network and the Bank's brand to marketing products which among other factors determines the control of the Bank under the entity.
(9) Investment acquired in February 2011.
(10) Partial spin-off of Santander Participações, based version of the spun-off assets to Santander Serviços ("Partial Spin-Off) held on December 31, 2012. The spun-off assets corresponded to investments in Santander Serviços and Webmotors S.A. The Partial Spin-off took place through the transfer of net assets of Santander Participações to the capital of Santander Serviços, based on the audited balance sheet as at November 30, 2012. Equity changes that occur between the base date of such balance sheet and the execution of the Partial Spin-off were recognized and recorded directly into Santander Serviços; Capital increase in Santander Serviços in December 31, 2012 amounts of R$371,000, with the issuance of 113,803,680,982 common shares, fully subscribed and paid by Santusa Holding, S.L. ("Santusa"), investment entity controlled by Banco Santander Espanha, in Spain. After such transation, Santander Serviços capital stock to be owned by Banco Santander and Santusa, in the proportion of 60.65% and 39.35%, respectively. Acquisition by Santander Serviços shares of the company Tecnologia Bancária S.A. - Tecban held by Santusa as sale and purchase agreement entered into between the parties on january 21, 2013. The acquisition, corresponding to 20.82% of the share capital of Tecban, is subject to authorization by the Bacen persuant to Resolution 4.062/2012.
(11) At meetings held on July 25, 2012, the Board of Directors of Santander Consórcios and Santander Brasil Consórcios agreed and decided to submit for approval from their respective partners, the incorporation propose of Santander Consórcios ("Incorporated") by Santander Brasil Consórcio ("Incorporator") ("Incorporation") which was approved at meeting of the Partners Incorporated and Incorporator on July 31, 2012. The merger will give through the transfer of the net book value of incorporated for the equity of the incorporator, based on the audited balance sheet at June 30, 2012. The equity variations occurred between the base date of that balance sheet and the effectiveness of the incorporation (the date of the Contract Amendment) will be recognized and recorded directly on the incorporator. On November 30, 2012 this process of incorporation was approved by the Bacen.